UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM N-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	File No. 333-215169
Pre-Effective Amendment No. 2	☑
Post-Effective Amendment No.	□
and/or
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	File No. 811-21697
Amendment No. 112	☑
(Check appropriate box or boxes.)
Nationwide VL Separate Account-G

(Exact Name of Registrant)
Nationwide Life and Annuity Insurance Company

(Name of Depositor)
One Nationwide Plaza, Columbus, Ohio 43215

(Address of Depositor's Principal Executive Offices) (Zip Code)
(614) 249-7111

Depositor's Telephone Number, including Area Code
Robert W. Horner III, Vice President Corporate Governance and Secretary,
One Nationwide Plaza, Columbus, Ohio 43215

(Name and Address of Agent for Service)
May 9, 2017

Approximate Date of Proposed Public Offering

The Registrant hereby agrees to amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall therefore become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Nationwide® Variable Universal Life Protector
Individual Flexible Premium Adjustable Variable, Fixed, and Index-Linked Universal Life Insurance Policy
Issued by
Nationwide Life and Annuity Insurance Company
through its
Nationwide VL Separate Account-G
The date of this prospectus is May 9, 2017.
This prospectus contains basic information about the policies that should be understood before investing. Read this prospectus carefully and keep it for future reference.
Variable life insurance policies are complex products with unique benefits and advantages and are intended as a vehicle for long-term financial planning, not short-term savings. There are costs and charges associated with these benefits and advantages - costs and charges that are different, or do not exist at all within other life insurance products. With help from financial consultants and advisors, purchasers are encouraged to compare and contrast the costs and benefits of the policy described in this prospectus against those of other life insurance products, especially other variable life insurance products offered by Nationwide and its affiliates. This process of comparison and analysis should aid in determining whether the purchase of the policy described in this prospectus is consistent with the purchaser’s life insurance objectives, risk tolerance, investment time horizon, marital status, tax situation, and other personal characteristics and needs.
To obtain additional information, including free copies of prospectuses for the underlying mutual funds or a copy of the Statement of Additional Information, or to make service or transaction requests, contact Nationwide using any of the methods described in Contacting the Service Center.
These securities have not been approved or disapproved by the SEC nor has the SEC passed upon the accuracy or adequacy of the prospectus. Any representation to the contrary is a criminal offense.
This prospectus is not an offering in any jurisdiction where such offering may not lawfully be made. Not all Riders, terms, conditions, benefits, programs, features, and investment options are available or approved for use in every state. Contact Nationwide to review a copy of the policy and any Riders or endorsements. This prospectus contains all material rights and features of the policy.
The policy is NOT: insured by the Federal Deposit Insurance Corporation; a bank deposit; available in every state; or insured or endorsed by a bank or any federal government agency.
The policy may decrease in value to the point of being valueless because of poor Investment Experience.
The purpose of this policy is to provide life insurance protection for the beneficiary named by the policy owner. If the purchaser’s primary need is not life insurance protection, then purchasing this policy may not be in the best interest of the purchaser. Nationwide makes no claim that the policy is in any way similar or comparable to a systematic investment plan of a mutual fund.
If this policy is being purchased to replace existing life insurance, the purchaser should carefully consider the benefits, features, and costs of this policy versus those of the policy being replaced.
Nationwide offers a variety of variable universal life policies. Despite offering substantially similar features and investment options, certain policies may have lower overall charges than others including the policy described herein. These differences in charges may be attributable to differences in sales and related expenses incurred in one distribution channel versus another.
The Sub-Accounts offered through this policy invest in the underlying mutual funds listed below. For a complete list of the available Sub-Accounts, including Sub-Accounts available prior to the date of this prospectus, see Appendix A: Sub-Account Information. For more information on the underlying mutual funds, refer to the prospectus for the mutual fund. To obtain free copies of prospectuses for the underlying mutual funds, policy owners can contact Nationwide using any of the methods described in Contacting the Service Center.
•	American Funds Insurance Series® - New World Fund: Class 2

•	BlackRock Variable Series Funds, Inc. - BlackRock Global Allocation V.I. Fund: Class I
•	BlackRock Variable Series Funds, Inc. - BlackRock High Yield V.I. Fund: Class I
•	Deutsche Variable Series I - Deutsche Capital Growth VIP: Class A
•	Deutsche Variable Series II - Deutsche Global Income Builder VIP: Class A
•	Dimensional - DFA VA Global Moderate Allocation Portfolio
•	Dimensional - VA Global Bond Portfolio
•	Dimensional - VA International Small Portfolio
•	Dimensional - VA International Value Portfolio
•	Dimensional - VA Short-Term Fixed Portfolio
•	Dimensional - VA U.S. Large Value Portfolio
•	Dimensional - VA U.S. Targeted Value Portfolio
•	Dimensional - VIT Inflation-Protected Securities Portfolio
•	Federated Insurance Series - Federated Quality Bond Fund II: Primary Shares
•	Fidelity Variable Insurance Products Fund - VIP Energy Portfolio: Service Class 2
•	Fidelity Variable Insurance Products Fund - VIP Growth Portfolio: Service Class
•	Fidelity Variable Insurance Products Fund - VIP Overseas Portfolio: Service Class
•	Fidelity Variable Insurance Products Fund - VIP Real Estate Portfolio: Service Class
•	Franklin Templeton Variable Insurance Products Trust - Franklin Income VIP Fund: Class 1
•	Franklin Templeton Variable Insurance Products Trust - Templeton Global Bond VIP Fund: Class 1
•	Guggenheim Variable Fund - Multi-Hedge Strategies
•	Invesco - Invesco V.I. Balanced-Risk Allocation Fund: Series I Shares
•	Ivy Variable Insurance Portfolios - Pathfinder Aggressive
•	Ivy Variable Insurance Portfolios - Pathfinder Conservative
•	Ivy Variable Insurance Portfolios - Pathfinder Moderate
•	Ivy Variable Insurance Portfolios - Pathfinder Moderately Aggressive
•	Ivy Variable Insurance Portfolios - Pathfinder Moderately Conservative
•	Janus Aspen Series - Enterprise Portfolio: Service Shares
•	Janus Aspen Series - Global Technology Portfolio: Service Shares
•	Lord Abbett Series Fund, Inc. - Total Return Portfolio: Class VC
•	MFS® Variable Insurance Trust - MFS Utilities Series: Initial Class
•	MFS® Variable Insurance Trust - MFS Value Series: Initial Class
•	Nationwide Variable Insurance Trust - American Funds NVIT Asset Allocation Fund: Class II
•	Nationwide Variable Insurance Trust - NVIT Bond Index Fund: Class I
•	Nationwide Variable Insurance Trust - NVIT Cardinal(SM) Aggressive Fund: Class I
•	Nationwide Variable Insurance Trust - NVIT Cardinal(SM) Balanced Fund: Class I
•	Nationwide Variable Insurance Trust - NVIT Cardinal(SM) Capital Appreciation Fund: Class I
•	Nationwide Variable Insurance Trust - NVIT Cardinal(SM) Conservative Fund: Class I
•	Nationwide Variable Insurance Trust - NVIT Cardinal(SM) Managed Growth & Income Fund: Class I
•	Nationwide Variable Insurance Trust - NVIT Cardinal(SM) Managed Growth Fund: Class I

•	Nationwide Variable Insurance Trust - NVIT Cardinal(SM) Moderate Fund: Class I
•	Nationwide Variable Insurance Trust - NVIT Cardinal(SM) Moderately Aggressive Fund: Class I
•	Nationwide Variable Insurance Trust - NVIT Cardinal(SM) Moderately Conservative Fund: Class I
•	Nationwide Variable Insurance Trust - NVIT Core Plus Bond Fund: Class I
•	Nationwide Variable Insurance Trust - NVIT Government Money Market Fund: Class V
•	Nationwide Variable Insurance Trust - NVIT International Index Fund: Class I
•	Nationwide Variable Insurance Trust - NVIT Investor Destinations Aggressive Fund: Class P
•	Nationwide Variable Insurance Trust - NVIT Investor Destinations Balanced Fund: Class P
•	Nationwide Variable Insurance Trust - NVIT Investor Destinations Capital Appreciation Fund: Class P
•	Nationwide Variable Insurance Trust - NVIT Investor Destinations Conservative Fund: Class P
•	Nationwide Variable Insurance Trust - NVIT Investor Destinations Managed Growth & Income Fund: Class I
•	Nationwide Variable Insurance Trust - NVIT Investor Destinations Managed Growth Fund: Class I
•	Nationwide Variable Insurance Trust - NVIT Investor Destinations Moderate Fund: Class P
•	Nationwide Variable Insurance Trust - NVIT Investor Destinations Moderately Aggressive Fund: Class P
•	Nationwide Variable Insurance Trust - NVIT Investor Destinations Moderately Conservative Fund: Class P
•	Nationwide Variable Insurance Trust - NVIT Large Cap Growth Fund: Class I
•	Nationwide Variable Insurance Trust - NVIT Mid Cap Index Fund: Class I
•	Nationwide Variable Insurance Trust - NVIT Multi-Manager Mid Cap Value Fund: Class I
•	Nationwide Variable Insurance Trust - NVIT Multi-Manager Small Cap Growth Fund: Class I
•	Nationwide Variable Insurance Trust - NVIT S&P 500® Index Fund: Class I
•	Nationwide Variable Insurance Trust - NVIT Short Term Bond Fund: Class I
•	Nationwide Variable Insurance Trust - NVIT Small Cap Index Fund: Class II
•	Oppenheimer Variable Account Funds - Oppenheimer Global Fund/VA: Non-Service Shares
•	Oppenheimer Variable Account Funds - Oppenheimer International Growth Fund/VA: Non-Service Shares
•	Oppenheimer Variable Account Funds - Oppenheimer Main Street Small Cap Fund®/VA: Non-Service Shares
•	PIMCO Variable Insurance Trust - CommodityRealReturn® Strategy Portfolio: Administrative Class
•	Putnam Variable Trust - Putnam VT Equity Income Fund: Class IA
•	Putnam Variable Trust - Putnam VT International Value Fund: Class IA
•	T. Rowe Price Equity Series, Inc. - T. Rowe Price Health Sciences Portfolio
•	VanEck VIP Trust - VanEck VIP Global Hard Assets Fund: Initial Class
The following general account options are also available under the policy.
•	Fixed investment options:
❍	Fixed Account
❍	Long-Term Fixed Account
•	Indexed Interest options:

❍	One Year Multi-Index Monthly Average Indexed Interest Strategy
❍	One Year S&P 500® Point-to-Point Indexed Interest Strategy

Table of Contents (continued)

For convenience, definitions of certain words and phrases used in the prospectus are provided in Appendix C Definitions.
In Summary: Policy Benefits
Death Benefit
The primary benefit of this policy is life insurance coverage. Nationwide will pay the Death Benefit Proceeds upon the Insured's death if the Insured dies while the policy is In Force. The policy is In Force when: the policy has been issued; the initial Premium has been paid; the Insured is living; the policy has not been surrendered for its Cash Surrender Value; and the policy has not Lapsed.
The Cash Value and Death Benefit, to the extent the Death Benefit includes or is based on the Cash Value, will not be fixed but will be dependent on the investment performance of the investment options in which the policy owner is invested, and cumulative variable account and policy charges assessed by Nationwide over the life of the policy.
Death Benefit Options
Note: The Death Benefit will be the greater of the amount produced by the death benefit option in effect on the date of the Insured's death or the Minimum Required Death Benefit, see The Minimum Required Death Benefit.
Death Benefit Option 1: The Death Benefit will be the Total Specified Amount as of the Insured's date of death.
Death Benefit Option 2: The Death Benefit will be the Total Specified Amount plus the Cash Value as of the Insured's date of death.
For additional information, see Death Benefit Options.
Choice of Policy Proceeds
The Policy Proceeds may be paid in a lump sum, or a variety of options that will pay out over time.
Coverage Flexibility
Subject to conditions, the policy owner may choose to:
•	change the death benefit option;
•	increase or decrease the Base Policy Specified Amount and/or Rider Specified Amount;
•	change beneficiaries; and
•	change ownership of the policy.
Continuation of Coverage Guarantee Feature
The policy will remain In Force during the policy continuation period as long as sufficient Premium is paid to meet the requirements set forth in Guaranteed Policy Continuation Provision.
Access to Cash Value
Subject to conditions, the policy owner may:
•	take a policy loan, see Policy Loans.
•	take a partial surrender, see Partial Surrender.
•	surrender the policy for its Cash Surrender Value at any time while the policy is In Force, see Full Surrender.
Premium Flexibility
The policy owner will select a Premium payment plan for the policy at the time of application. Within limits, the policy owner may vary the frequency and amount of Premium payments, see Premium Payments and Unfavorable Investment Experience.

Investment Options
Net Premium, loan repayments, and Cash Value may be allocated among general account options and/or variable investment options available in the policy.
The policy currently offers two types of general account options, fixed interest options and indexed interest options, see Risk of Allocating Cash Value to the General Account Options. As general account options, amounts credited to these investment options are dependent on Nationwide’s financial strength and claims paying ability.
The fixed interest options offered under the policy, the Fixed Account and the Long-Term Fixed Account. Both of these options will earn interest daily at an annual effective rate, see Fixed Interest Options. The Long-Term Fixed Account may earn a higher interest rate than the Fixed Account, but will also be subject to greater allocation, transfer, and partial surrender restrictions, see Fixed Interest Options Transfers.
The indexed interest options offered under the policy use the change in value of reference indexes as factors in the calculation of interest credited to Index Segments. Interest is calculated and applied on Index Segment Maturity Dates, see Indexed Interest Options.
The variable investment options offered under the policy correspond to mutual funds designed to be the underlying investment options of variable insurance products. Nationwide VL Separate Account-G contains one Sub-Account for each of the underlying mutual funds offered in the policy.
Transfer Requests
Policy owners may request to transfer allocations between the fixed interest options and Sub-Accounts daily. Policy owners may request to transfer allocations to the indexed interest options daily and requests to transfer allocations from the indexed interest options are permitted on Index Segment Maturity Dates. Requests to transfer allocations between policy investment options will be processed in the Valuation Period they are received at the Service Center as long as the request is in good order. Requests that are not in good order may be delayed or returned, see Contacting the Service Center. Transfer requests from a Sub-Account may be subject to short-term trading fees and policies and procedures intended to reduce the potentially detrimental impact that disruptive trading has on Sub-Account Investment Experience, see Transfers Among and Between Policy Investment Options.
Taxes
Earnings on the policy are generally not taxable to the policy owner, unless withdrawn from the policy. This is known as tax deferral. In addition, beneficiaries generally will not have to include Death Benefit Proceeds as taxable income, see Taxes.
Unlike other variable insurance products Nationwide offers, the Individual Flexible Premium Adjustable Variable, Fixed, and Index-Linked Universal Life Insurance Policy does not require distributions to be made before the Insured's death, see Taxes.
Assignment
Policy owners may assign the policy as collateral for a loan or another obligation while the policy is In Force, see Assigning the Policy.
Right to Cancel (Examination Right)
For a limited time, the policy owner may cancel the policy and receive a refund, see Right to Cancel (Examination Right).
Riders
The policy owner may purchase one or more of the Riders listed below, subject to availability in the state where the policy is issued. There may be additional charges assessed for elected Riders and Rider charges may vary based upon the individual characteristics of the Insured. Operation and benefits of the Riders described in this prospectus may vary by the state where the policy is issued.
•	Overloan Lapse Protection Rider
•	Children's Term Insurance Rider
•	Long-Term Care Rider II

•	Long-Term Care Rider
•	Spouse Life Insurance Rider
•	Accelerated Death Benefit For Terminal Illness Rider
•	Accidental Death Benefit Rider
•	Premium Waiver Rider
•	Additional Term Insurance Rider
•	Waiver of Monthly Deductions Rider
•	Extended No-Lapse Guarantee Rider
For additional information, see Policy Riders and Rider Charges.
In Summary: Policy Risks
Variable universal life insurance is not suitable as an investment vehicle for short-term savings. It is designed for long-term financial planning. Policy owners accessing the Cash Value in the early policy years could incur potentially substantial surrender charges. The Cash Value, and the Death Benefit to the extent the Death Benefit includes or is based on the policy's Cash Value, will be dependent upon the investment performance of the policy owner's investment allocations and the fees, expenses and charges paid over the life of the policy. A policy owner may not earn sufficient returns from his or her selection of investment options to pay a policy’s periodic charges so that additional premium payments may be required over the life of the policy to prevent it from lapsing.
State Variations
Due to variations in state law, many features of the policy described in this prospectus may be different or may not be available at all depending on the state in which the policy is issued.
Possible variations include, but are not limited to, Rider terms and availability, availability of certain investment options, duration of the right to cancel, policy exchange rights, policy Lapse and/or reinstatement requirements, and the duration of suicide and incontestability periods. Variations due to state law are subject to change without notice at any time. This prospectus describes all the material features of the policy. To review a copy of the policy and any Riders or endorsements for the state in which the policy will be issued, the policy owner can contact the Service Center, see Contacting the Service Center.
Risk of Increase in Current Fees and Charges
Nationwide may change policy and/or Rider charges and rates under the policy any time there is a change in Nationwide's future expectations related to items such as company investment earnings, mortality experience, morbidity experience, persistency experience, expenses, including reinsurance expenses, and taxes. Nationwide will provide advance notice of any increase in policy and/or Rider charges.
If a change in the charges or rates causes an increase to the policy and/or Rider charges, the policy's Cash Value could decrease. If a change in the charges or rates causes a decrease to the policy and/or Rider charges, the policy's Cash Value could increase. Policy and Rider charges will not exceed the maximum charges shown in the fee tables, see In Summary: Fee Tables and Standard Policy Charges.
Unfavorable Sub-Account Investment Experience
The Sub-Accounts may generate unfavorable Investment Experience. Unfavorable Investment Experience and the deduction of policy and Sub-Account charges may lower the policy’s Cash Value potentially resulting in a Lapse of insurance coverage, even if all Premium is paid as planned.
Note: A customized projection of policy values, "policy illustration", is available from your registered representative at the time of application and after the policy is issued. The policy owner selects the Premium amount and frequency shown in the policy illustration to show Nationwide how much Premium the policy owner intends to pay and when. The policy owner also selects assumed Investment Experience. Illustrated Premium and assumed Investment Experience are not guaranteed. Investment Experience varies over time, is rarely the same year-over-year, and may be negative. Because the policy is a variable universal life insurance policy with the potential for unfavorable Investment Experience, including extended periods of significant stock market decline, additional Premium may be required to meet a policy owner's goals and/or to prevent the policy from Lapsing even if all Premium is paid as planned. Generally, variable universal life insurance is considered a long-term investment. Policy owners should weigh the investment risk and costs associated with the policy against their objectives, time horizon, risk tolerance, and ability to pay additional Premium if necessary.
Risk of Allocating Cash Value to the General Account Options
Interest credited to, and availability of, Cash Value allocated to the general account options (the Fixed Account, Long-Term Fixed Account and indexed interest options) are subject to Nationwide’s financial strength and claims paying ability. The policy owner assumes the risk that interest credited to the general account options may not exceed the guaranteed minimum interest crediting rates.
Additionally, the policy owner assumes the risk that not all allocations to an indexed interest option will result in any interest being credited to an Index Segment. Amounts withdrawn, deducted, or transferred from an Index Segment before the Index Segment Maturity Date, will forfeit any interest that would have been earned, see Indexed Interest Options.
Interest credited to the general account options alone may be insufficient to pay the policy's charges. Additional Premium payments may be required over the life of the policy to prevent it from Lapsing.
Risk of Policy Lapse
Cash Surrender Value can be reduced by unfavorable Investment Experience, policy loans, partial surrenders and the deduction of policy charges even if all Premium is paid as planned. Underlying mutual fund fees are factored into the NAV used to calculate the Accumulation Unit Value of each Sub-Account and may also reduce Cash Surrender Value, see Mutual Fund Operating Expenses. Whenever Cash Surrender Value is insufficient to cover the policy’s charges, the policy is at risk of Lapse; the policy could terminate without value and insurance coverage would cease.
Limitation of Access To Cash Value
A policy owner can access Cash Value through loans, full surrender, and partial surrenders, subject to limitations and any applicable processing fees and surrender charges. Limitations include the amount and frequency of the loan or partial surrender, see Policy Loans and Surrenders.
General Account Options Transfer Restrictions and Limitations
In addition to the Sub-Accounts available under the policy, Net Premium can be allocated to the general account options. Prior to the policy's Maturity Date, the policy owner may make transfers to and/or from the general account options subject to transfer restrictions, without penalty or adjustment. These transfers will be in dollars. Nationwide may limit the frequency and dollar amount of transfers involving the fixed interest options. See Fixed Interest Options Transfers for details about restrictions that apply to transfers to and from the fixed interest options. See Indexed Interest Options Transfers for details about restrictions that apply to transfers to and from the indexed interest options.
Sub-Account Transfer Limitations and Short-Term Trading Fees
Frequent transfers among the Sub-Accounts may dilute the value of Accumulation Units, cause the Sub-Account to incur higher transaction costs, and interfere with the Sub-Accounts' ability to pursue their stated investment objectives. This could result in less favorable Investment Experience and a lower Cash Value. Some mutual funds held by the Sub-Accounts assess a short-term trading fee in order to minimize the potentially adverse effects of short-term trading on the mutual fund. Nationwide has instituted procedures to minimize disruptive transfers. While Nationwide expects these procedures to reduce the adverse effect of disruptive transfers, it cannot ensure that it has eliminated these risks.
Sub-Account Investment Risk
A comprehensive discussion of the risks of each underlying mutual fund may be found in the mutual fund’s prospectus. Read each mutual fund's prospectus before investing. Free copies of each mutual fund's prospectus may be obtained by contacting the Service Center, see Contacting the Service Center.

Adverse Tax Consequences
Existing federal tax laws that benefit this policy may change at any time. These changes could alter the favorable federal income tax treatment the policy enjoys, such as the deferral of taxation on the gains in the policy's Cash Value and the exclusion of the Death Benefit Proceeds from the taxable income of the policy's beneficiary. Partial and full surrenders from the policy may be subject to taxes. The income tax treatment of the surrender of Cash Value is different in the event the policy is treated as a modified endowment contract under the Code. Generally, tax treatment of modified endowment contracts is less favorable when compared to a life insurance policy that is not a modified endowment contract. For example, distributions and loans from modified endowment contracts may currently be taxed as ordinary income and not a return of investment, see Taxes.
The proceeds of a life insurance policy are includible in the gross estate of the Insured for federal income tax purposes if either (a) the proceeds are payable to the executor of the estate of the Insured, or (b) the Insured, at any time within three years prior to his or her death, possessed any incident of ownership in the policy. For this purpose, the Treasury Regulations provide that the term "incident of ownership" is to be construed very broadly, and includes any right that the Insured may have with respect to the economic benefits in the policy. Consult a qualified tax advisor on all tax matters involving the policy described herein.
In Summary: Fee Tables
The following tables describe the fees and expenses assessed under the policy. The rates in these tables may be rounded up to the nearest one-hundredth decimal. These tables should be read in conjunction with the corresponding section of this prospectus that describes the fee or expense in more detail. Except where noted, charges are deducted from the policy's Cash Value as described in How Charges are Deducted.
The first table describes the fees and expenses that a policy owner will pay at the time the policy owner pays Premium into the policy, surrenders the policy, or transfers Cash Value between investment options.
Transaction Fees
Charge	When Charge is Deducted	Amount Deducted
Percent of Premium Charge[1]	Upon making a Premium payment	Maximum: $100 per $1,000 of Premium	Currently: $60 per $1,000 of Premium
Short-Term Trading Fee	Upon transfer of Sub-Account value out of a Sub-Account within 60 days after allocation to that Sub-Account	Maximum: $10 per $1,000 transferred	Currently: $10 per $1,000 transferred
Indexed Interest Strategy Charge[2]	Upon creation of an Index Segment	Maximum: 2.00% of Cash Value applied to create an Index Segment	Currently: 0.50% of Cash Value applied to create an Index Segment
Service Fee[3]	Upon requesting certain services	Maximum: $25	Currently: $0
Partial Surrender Fee	Upon a partial surrender	Maximum: lesser of $25 or 5% of the amount surrendered from the policy's Cash Value	Currently: $0
Surrender Charge4†	Upon surrender, policy Lapse, and certain Base Policy Specified Amount decreases	Maximum: $44.53 per $1,000 of Specified Amount	Minimum: $0.87 per $1,000 of Specified Amount

Transaction Fees
Charge	When Charge is Deducted	Amount Deducted
Representative: an age 35 male preferred non-tobacco with a Base Policy Specified Amount and Total Specified Amount of $500,000; Death Benefit Option 1; and a complete surrender of the policy in the first year	Upon surrender, policy Lapse, and certain Base Policy Specified Amount decreases	$17.93 per $1,000 of Specified Amount from the policy's Cash Value
†	This charge will vary based upon the individual characteristics of the Insured. Representative charges shown in the table may not be representative of the charge that a particular policy owner will pay. Policy owners can request an illustration of specific costs and/or see the Policy Specification Pages for information about specific charges of the policy.
[1]	The maximum Percent of Premium Charge shown is the guaranteed maximum rate that may be charged in any policy year, see Percent of Premium Charge.
[2]	Indexed Interest Strategy Charge rates may vary by Indexed Interest Strategy and date on which an Index Segment was created.
[3]	The policy owner will be expected to pay the Service Fee by check or money order at the time of the request. This charge will not be deducted from Cash Value.
[4]	The maximum Surrender Charge calculation assumes: the Insured is a female; issue age 61; tobacco; and a full surrender is taken during the first four policy years. The minimum Surrender Charge calculation assumes: the Insured is a female; issue age 0; non-tobacco; and a full surrender is taken during the 10th policy year, see Surrender Charges.
The next table describes the fees and expenses that a policy owner will pay periodically while the policy is In Force, not including mutual fund operating expenses.
Periodic Charges
Charge	When Charge is Deducted	Amount Deducted From Cash Value
Cost of Insurance Charge[1]†	Monthly	Maximum: $83.34 per $1,000 of Net Amount At Risk	Minimum: $0.00 per $1,000 of Net Amount At Risk
Representative: an age 35 male preferred non-tobacco with a Base Policy Specified Amount and Total Specified Amount of $500,000 and Death Benefit Option 1	Monthly	$0.01 per $1,000 of Net Amount At Risk
Flat Extra Charge[2]	Monthly	Maximum: $2.08 per $1,000 of Net Amount At Risk for each Flat Extra assessed
Percent of Sub-Account Value Charge[3]	Monthly	Maximum: $0.42 per $1,000 of Cash Value allocated to the Sub-Accounts for all policy years	Currently: $0.00 per $1,000 of Cash Value allocated to the Sub-Accounts for all policy years
Administrative Per Policy Charge	Monthly	Maximum: $20.00 per policy	Currently: $10.00 per policy
Per $1,000 of Specified Amount Charge[4] †	Monthly	Maximum: $3.14 per $1,000 of Base Policy Specified Amount	Minimum: $0.10 per $1,000 of Base Policy Specified Amount
Representative: an Issue Age of 35, in the first policy year, male preferred non-tobacco with a Base Policy Specified Amount of $500,000, and Death Benefit Option 1	Monthly	$0.17 per $1,000 of Base Policy Specified Amount

Periodic Charges
Charge	When Charge is Deducted	Amount Deducted From Cash Value
Policy Loan Interest Charge[5]	Annually and at the time of certain events and transactions	Maximum: 4.50% of outstanding policy loan	Currently: 4.50% of outstanding policy loan
†	This charge will vary based upon the individual characteristics of the Insured. Representative charges shown in the table may not be representative of the charge that a particular policy owner will pay. Policy owners can request an illustration of specific costs and/or see the Policy Specification Pages for information about specific charges of the policy.
[1]	The maximum Cost of Insurance Charge calculation assumes: the Insured is a male; issue age 85; policy year 35; standard tobacco; and any Total Specified Amount. Other sets of assumptions may also produce the maximum charge. The minimum charge calculation assumes: the Insured is either male or female; Attained Age 121; any underwriting classification; any Total Specified Amount; and any policy year on or after the policy anniversary the Insured reached Attained Age 121. Under no circumstance will the assessment of a Flat Extra Charge result in the Cost of Insurance Charge exceeding the maximum Cost of Insurance Charge.
[2]	The Flat Extra Charge is only applicable if certain factors result in an Insured having a Substandard Rating, see Cost of Insurance Charge. An Insured with more than one Substandard Rating may be assessed more than one Flat Extra Charge.
[3]	The maximum Percent of Sub-Account Value Charge represents the maximum amount that may be charged in any policy month based on any dollar amount allocated to the Sub-Accounts.
[4]	The maximum Per $1,000 of Specified Amount Charge calculation assumes: any policy year; male; issue age 85; any Total Specified Amount; and any Death Benefit Option is in effect. The minimum charge calculation assumes: policy years 1-15; female; non-tobacco preferred plus; Issue Age 35; Total Specified Amount of $5,000,000 or more; and Death Benefit Option 1 is in effect.
6
The Policy Loan Interest Charge is described in more detail in Policy Loans.
The next table describes the fees and expenses that a policy owner will pay periodically only if the Rider is elected and while it is In Force.
Rider Charges
Rider Charge	When Rider Charge is Deducted	Amount Deducted from Cash Value
Children's Term Insurance Rider Charge	Monthly	Maximum: $0.43 per $1,000 of Rider Specified Amount	Currently: $0.43 per $1,000 of Rider Specified Amount
Long-Term Care Rider II Charge[1]†	Monthly	Maximum: $4.17 per $1,000 of Long -Term Care Specified Amount	Minimum: $0.00 per $1,000 of Long-Term Care Specified Amount
Representative: an Attained Age 35 male single preferred non-tobacco with an elected benefit percentage of 4%	Monthly	$0.08 per $1,000 of Long-Term Care Rider Specified Amount
Long-Term Care Rider Charge[2]†	Monthly	Maximum: $12.90 per $1,000 of Rider Net Amount At Risk	Minimum: $0.00 per $1,000 of Rider Net Amount At Risk
Representative: an Attained Age 35 male preferred non-tobacco	Monthly	$0.02 per $1,000 of Rider Net Amount At Risk
Spouse Life Insurance Rider Charge[3]†	Monthly	Maximum: $10.23 per $1,000 of Rider Specified Amount	Minimum: $0.10 per $1,000 of Rider Specified Amount
Representative Spouse: an Attained Age 35 female non-tobacco with a Spouse Life Insurance Rider Specified Amount of $100,000	Monthly	$0.11 per $1,000 of Spouse Life Insurance Rider Specified Amount

Rider Charges
Rider Charge	When Rider Charge is Deducted	Amount Deducted from Cash Value
Accidental Death Benefit Rider Charge[4]†	Monthly	Maximum: $0.75 per $1,000 of Rider Specified Amount	Minimum: $0.05 per $1,000 of Rider Specified Amount
Representative: an Attained Age 35 male preferred non-tobacco with an Accidental Death Benefit Rider Specified Amount of $100,000	Monthly	$0.06 per $1,000 of Accidental Death Benefit Rider Specified Amount
Waiver of Monthly Deductions Rider Charge[5]†	Monthly	Maximum: $855 per $1,000 of Waiver of Monthly Deduction Benefit	Minimum: $85 per $1,000 of Waiver of Monthly Deduction Benefit
Representative: an Attained Age 35 male preferred non-tobacco with a Total Specified Amount of $500,000 and Death Benefit Option 1	Monthly	$85 per $1,000 of Waiver of Monthly Deduction Benefit
Premium Waiver Rider Charge[6]†	Monthly	Maximum: $315 per $1,000 of Premium Waiver Benefit	Minimum: $42 per $1,000 of Premium Waiver Benefit
Representative: an Attained Age 35 male preferred non-tobacco	Monthly	$42 per $1,000 of Premium Waiver Benefit

Rider Charges
Rider Charge	When Rider Charge is Deducted	Amount Deducted from Cash Value
Extended No-Lapse Guarantee Rider Charge[7]	Monthly	Maximum:
		400% of the sum of the guaranteed maximum cost of insurance charge for the policy, and Additional Term Insurance Rider if elected, plus the guaranteed maximum charges for all other In Force Riders	Minimum: 5% of the sum of the current cost of insurance charge for the policy, and Additional Term Insurance Rider if elected, plus the current charges for all other In Force Riders
Representative: an Issue Age
35 male in the first policy year, preferred non-tobacco with a Total Specified Amount of $500,000, Death Benefit Option 1, a maximum Attained Age election of 90, and no other Riders are attached to the policy.	Monthly	44.50% of the sum of the current cost of insurance charge for the policy, and Additional Term Insurance Rider if elected, plus the current charges for all other In Force Riders
Additional Term Insurance Rider Charges†
Additional Term Insurance Cost of Insurance Charge[8]	Monthly	Maximum: $83.34 per $1,000 of Additional Term Insurance Rider Death Benefit	Minimum: $0.01 per $1,000 of Additional Term Insurance Rider Death Benefit
Representative: an Issue Age 35 male, in the first policy year; preferred non-tobacco with an Additional Term Insurance Rider Specified Amount of $250,000 and a Total Specified Amount of $500,000	Monthly	$0.01 per $1,000 of Additional Term Insurance Rider Death Benefit
Per $1,000 of Additional Term Insurance Rider Specified Amount Charge[9]	Monthly	Maximum: $3.14 per $1,000 of Additional Term Insurance Rider Specified Amount	Minimum: $0.10 per $1,000 of Additional Term Insurance Rider Specified Amount
Representative: an Issue Age of 35, in the first policy year, male preferred non-tobacco with a Additional Term Insurance Rider Specified Amount of $500,000, and Death Benefit Option 1	Monthly	$0.20 per $1,000 of Additional Term Insurance Rider Specified Amount
Overloan Lapse Protection Rider Charge†	Upon invoking the Rider	Maximum: $42.50 per $1,000 of Cash Value	Minimum: $1.50 per $1,000 of Cash Value
Representative: an Attained Age 85 Insured with a Cash Value of $500,000	Upon invoking the Rider	$32 per $1,000 of Cash Value
Accelerated Death Benefit for Terminal Illness Rider Charge[10]†
Administrative Expense Charge	Upon invoking the Rider	Maximum: $250.00	Currently: $250.00

Rider Charges
Rider Charge	When Rider Charge is Deducted	Amount Deducted from Cash Value
Rider Charge	Upon invoking the Rider	Maximum: $200 per $1,000 of Unadjusted Accelerated Death Benefit Payment	Minimum: $30 per $1,000 of Unadjusted Accelerated Death Benefit Payment
Representative: an Insured of any age or sex, an assumed life expectancy of 1 year, an assumed interest rate of 5% and a risk charge of 5%.	Upon invoking the Rider	$100 per $1,000 of Cash Value
†	This charge will vary based upon the individual characteristics of the Insured. Representative charges shown in the table may not be representative of the charge that a particular policy owner will pay. Policy owners can request an illustration of specific costs and/or see the Policy Specification Pages for information about specific charges of the policy.
[1]	The maximum Long-Term Care Rider II charge assumes: the Insured is a female; Issue Age 80, single non-tobacco; and elected benefit percentage of 4% of the Long-Term Care Specified Amount. The minimum charge assumes: the Insured is either male or female and is Attained Age 100; and any underwriting classification.
[2]	The maximum Long-Term Care Rider Charge assumes: the Insured is a female; Attained Age 99; standard tobacco; with a Substandard Rating table E. The minimum charge assumes: the Insured is either male or female and is Attained Age 100; and any underwriting classification.
[3]	The maximum Spouse Life Insurance Rider Charge assumes: the Rider’s insured is a male; Attained Age 69, standard tobacco, with a Substandard Rating table F, a flat extra charge of $1.25 per $1,000 per month, and a Spouse Life Insurance Rider Specified Amount of $25,000. The minimum charge assumes: the Rider’s insured is female, Attained Age 21, standard non-tobacco, no Substandard Rating or Flat Extra Charge; and a Spouse Life Insurance Rider Specified Amount of $100,000.
[4]	The maximum Accidental Death Benefit Rider Charge assumes: the Insured is Attained Age 69 with a Substandard Rating of table P. The minimum charge assumes: the Insured is Attained Age 5 with no Substandard Rating.
[5]	The maximum Waiver of Monthly Deductions Rider Charge assumes: the Insured is Attained Age 59 with a Substandard Rating of table H. The minimum charge assumes: the Insured is male; Attained Age 18; with no Substandard Rating.
[6]	The maximum Premium Waiver Rider Charge assumes: monthly Premium payments of $1,000; the Insured is female; Attained Age 64; with a Substandard Rating of table H. The minimum charge assumes: monthly Premium payments of $1,000; the Insured is male; Attained Age 18; and any underwriting classification.
[7]	The maximum Extended No-Lapse Guarantee Rider charge rate applies to all policies. The minimum charge assumes the Insured is issue age 70, male, tobacco, with no Substandard Rating. Other sets of assumptions may also produce the minimum charge.
[8]	The monthly Additional Term Insurance Rider cost of insurance charge is a product of the Rider's monthly cost of insurance rate and the Rider death benefit. The maximum charge assumes: the Insured is either male or female and Attained Age 119; policy year 75; any underwriting classification with a Substandard Rating of table P; and any Total Specified Amount. The minimum charge assumes: the Insured is female; issue age 4; policy year 1; Total Specified Amount of at least $5,000,000 or more; and Death Benefit Option 1 is in effect.
[9]	The maximum Per $1,000 of Additional Term Insurance Rider Specified Amount charge calculation assumes: any policy year; male; issue age 85; any Total Specified Amount; and any Death Benefit Option is in effect. The minimum charge calculation assumes: policy years 1-15; female; non-tobacco preferred plus; issue age 35; Total Specified Amount of $5,000,000 or more; and Death Benefit Option 1 is in effect.
[10]	The Accelerated Death Benefit for Terminal Illness Rider Charge varies based on prevailing interest rates and the life expectancy of the Insured upon payment of the accelerated death benefit. The maximum Accelerated Death Benefit for Terminal Illness Rider Charge assumes: an interest rate discount of 15%; a risk charge of 5%; and a one year life expectancy for the Insured. The minimum charge assumes: an interest rate discount of 4%; a risk charge of 2%; and a life expectancy for the Insured that is less than or equal to three months.

The next table shows the minimum and maximum total operating expenses, as of December 31, 2016, charged by the underlying mutual funds that a policy owner may periodically pay while the policy is In Force. More detail concerning each mutual fund's fees and expenses is contained in the mutual fund's prospectus.
Total Annual Mutual Fund Operating Expenses
	Minimum	Maximum
Total Annual Mutual Fund Operating Expenses (expenses that are deducted from the mutual fund assets, including management fees, distribution (12b-1) fees, and other expenses)	0.19%	2.45%
Policy Investment Options
Policy owners designate how Net Premium payments are allocated among the Sub-Accounts and/or the general account options. Allocation instructions must be in whole percentages and the sum of the allocations must equal 100%.
Variable Investment Options
The variable investment options available under the policy are Sub-Accounts that correspond to mutual funds that are registered with the SEC. The mutual funds' registration with the SEC does not involve the SEC's supervision of the management or investment practices or policies of the mutual funds. The mutual funds are designed primarily as investments for variable annuity contracts and variable life insurance policies issued by insurance companies.
Each Sub-Account's assets are held separately from the assets of the other Sub-Accounts. The result is that each Sub-Account operates independently of the other Sub-Accounts so the income or losses of one Sub-Account will not affect the Investment Experience of any other Sub-Account.
Underlying mutual funds in the separate account are NOT publicly traded mutual funds. They are only available as investment options in variable life insurance policies or variable annuity contracts issued by life insurance companies, or in some cases, through participation in certain qualified pension or retirement plans.
The investment advisors of the underlying mutual funds may manage publicly traded mutual funds with similar names and investment objectives. However, the underlying mutual funds are NOT directly related to any publicly traded mutual fund. Policy owners should not compare the performance of a publicly traded fund with the performance of underlying mutual funds participating in the separate account. The performance of the underlying mutual funds could differ substantially from that of any publicly traded funds.
The particular underlying mutual funds available under the policy may change from time to time. Specifically, underlying mutual funds or underlying mutual fund share classes that are currently available may be removed or closed off to future investment. New underlying mutual funds or new share classes of currently available underlying mutual funds may be added. In the case of new share class additions, future allocations may be limited to the new share classes. The policy owner will receive notice of any such changes that effect the policy.
Some underlying mutual funds may assess short-term trading fees. The separate account will collect the short-term trading fee at the time of the transfer by reducing the amount transferred. All short-term trading fees collected are remitted to the underlying mutual fund, see Short-Term Trading Fees and Appendix A: Sub-Account Information.
In the future, additional underlying mutual funds managed by certain financial institutions, brokerage firms, or their affiliates may be added to the separate account. These additional underlying mutual funds may be offered exclusively to purchasing customers of the particular financial institution or brokerage firm, or through other exclusive distribution arrangements.
Valuation of Accumulation Units
Nationwide accounts for the value of a policy owner's interest in the Sub-Accounts by using Accumulation Units. The value of each Accumulation Unit varies daily based on the Investment Experience of the underlying mutual fund in which the Sub-Account invests. Nationwide uses each underlying mutual fund's Net Asset Value (NAV) to calculate the daily Accumulation Unit value for the corresponding Sub-Account. Note, however, that the Accumulation Unit value will not equal the underlying mutual fund's NAV. This daily Accumulation Unit valuation process is referred to as "pricing" the Accumulation Units, see How Sub-Account Investment Experience is Determined.

Accumulation Units are priced as of the New York Stock Exchange's (NYSE) close of business, normally 4:00 p.m. EST, on each day that it is open. Nationwide will price Accumulation Units on each day that the NYSE is open for business. Any transactions received after the close of the NYSE will be priced as of the next Valuation Period. Nationwide will not price Accumulation Units on these recognized holidays:
•	New Year's Day
•	Martin Luther King, Jr. Day
•	Presidents' Day
•	Good Friday
•	Memorial Day
•	Independence Day
•	Labor Day
•	Thanksgiving
•	Christmas

In addition, Nationwide will not price Accumulation Units if:
(1)	trading on the NYSE is restricted;
(2)	an emergency exists making disposal or valuation of securities held in the separate account impracticable; or
(3)	the SEC, by order, permits a suspension or postponement for the protection of security holders.
SEC rules and regulations govern when the conditions described in items (1) and (2) exist.
How Sub-Account Investment Experience is Determined
Sub-Account allocations are accounted for in Accumulation Units. A policy owner's interest in the Sub-Accounts is represented by the number of Accumulation Units owned by the policy owner. The number of Accumulation Units associated with a given Sub-Account allocation is determined by dividing the dollar amount allocated to the Sub-Account by the Accumulation Unit value for the Sub-Account. The number of Sub-Account Accumulation Units owned by a policy owner will not change except when Accumulation Units are redeemed to process a requested surrender, transfer, loan, or to take policy charges, or when additional Accumulation Units are purchased with Premium and loan repayments.
Initially, Nationwide sets the Accumulation Unit value at $10 for each Sub-Account. Thereafter, the daily value of Accumulation Units in a Sub-Account will vary depending on the Investment Experience of the underlying mutual fund in which the Sub-Account invests. Nationwide accounts for these performance fluctuations by using a "net investment factor," as described below, in the daily Sub-Account valuation calculations. Changes in the net investment factor may not be directly proportional to changes in the NAV of the mutual fund shares.
Nationwide determines the net investment factor for each Sub-Account on each Valuation Period by dividing (a) by (b), where:
(a)	is the sum of:
•	the NAV per share of the mutual fund held in the Sub-Account as of the end of the current Valuation Period; and
•	the per share amount of any dividend or income distributions made by the mutual fund held in the Sub-Account (if the date of the dividend or income distribution occurs during the current Valuation Period); plus or minus
•	a per share charge or credit for any taxes reserved for as a result of the Sub-Account's investment operations if changes to the law result in a modification to the tax treatment of the separate account; and
(b)	is the NAV per share of the mutual fund held in the Sub-Account determined as of the end of the immediately preceding Valuation Period.
Nationwide determines the Sub-Account’s Accumulation Unit value at the end of each Valuation Period. The Accumulation Unit value for any Valuation Period is determined by multiplying the Accumulation Unit value as of the prior Valuation Period by the net investment factor for the Sub-Account for the current Valuation Period.

General Account Options
There are two types of general account options under this policy: the fixed interest options and the indexed interest options. Nationwide's obligations under the fixed interest options and indexed interest options are backed by assets of its general account. The general account contains all of Nationwide's assets other than those in this and other Nationwide separate accounts, and is used to support Nationwide's annuity and insurance obligations.
Subject to applicable law, Nationwide has sole discretion over the investment of assets of the general account and policy owners do not share in the investment experience of, or have any preferential claim on, those assets. Nationwide bears the full investment risk for all amounts allocated to the fixed interest options. For the indexed interest options, Nationwide bears the investment risk of guaranteeing the minimum participation rate, cap rate, and floor rate.
Note: Interest credited to the general account options on a current basis in excess of the guaranteed minimums is not guaranteed. Nationwide may offer promotional rates for new issues and/or In Force policies that may not be sustainable for long periods of time. In addition, interest credited on a non-guaranteed basis varies over time, is rarely the same year-over-year, and may be limited to the guaranteed minimum for extended periods of time.
Because of exemptive and exclusionary provisions, interests in the general account options have not been and will not be registered under the Securities Act of 1933 and the general account has not been registered as an investment company under the Investment Company Act of 1940. Accordingly, neither the general account nor any interests therein are subject to the provisions of these acts. Disclosure regarding the general account options, however, is subject to certain generally-applicable provisions of the federal securities laws relating to accuracy and completeness of statements made in prospectuses.
Nationwide Claims-Paying Ability
Guaranteed benefits or interest crediting associated with the policy are general account obligations of Nationwide. Therefore, any guaranteed benefit, interest crediting, and the policy owner's right to receive payment, is subject to Nationwide’s claims-paying ability and may be subordinate to other claims on the general account in the event Nationwide becomes insolvent.
Fixed Interest Options
There are currently two fixed interest options available under the policy: the Fixed Account and the Long-Term Fixed Account.
Minimum Guaranteed Interest Rate
Nationwide guarantees that Net Premium allocated and/or Cash Value transferred to the fixed interest options will accrue interest daily at an effective annual rate that Nationwide determines without regard to the actual investment experience of the general account. Interest crediting rates are set at the beginning of each calendar quarter but are subject to change at any time. Nationwide will credit any interest in excess of the guaranteed interest crediting rate at its sole discretion. Nationwide may not credit any interest in excess of the guaranteed interest crediting rate and different rates may apply to different Premium allocations or exchanges.
The effective annual rate Nationwide declares for the fixed interest options will never be less than 0.50%. Contact the Service Center for information regarding current fixed interest option interest crediting rates, see Contacting the Service Center.
Interest Crediting on Long-Term Fixed Account
Nationwide anticipates that the interest crediting rate for the Long-Term Fixed Account will be higher than the interest crediting rate for the Fixed Account. This is because assets supporting the Long-Term Fixed Account interest rate are invested for longer durations, which will generally produce higher rates of return, than assets supporting the Fixed Account interest rate. Because its supporting assets are invested for longer durations, the Long-Term Fixed Account has stricter allocation, partial surrender, and transfer limitations, see Premium Payments, Partial Surrenders, and Fixed Interest Options Transfers. However, longer investment durations may not always produce higher returns. Therefore, the interest rate credited to the Long-Term Fixed Account may be the same as, or lower than, the Fixed Account crediting rate. The Long-Term Fixed Account limitations will apply regardless of whether or not the Long-Term Fixed Account is credited a higher rate of interest than the Fixed Account.

Interest Crediting Risks for Fixed Interest Options
The policy owner assumes the risk that the actual credited interest rate may not exceed the guaranteed minimum interest crediting rate for the fixed interest options. Premiums applied to the policy at different times may receive different interest crediting rates. The interest crediting rate may also vary for new Premium versus Cash Value transfers. Interest credited to the fixed interest options alone may be insufficient to pay the policy's charges. Additional Premium payments may be required over the life of the policy to prevent it from Lapsing.
Restrictions on Transfers to and from the Fixed Interest Options
Prior to the policy's Maturity Date, the policy owner may make transfers involving the fixed interest options. These transfers will be in dollars. Nationwide may impose limits on the dollar amount, percentage of Cash Value, number, and/or frequency of transfers involving the fixed interest options, see Fixed Interest Options Transfers for details about restrictions that apply to transfers to and from the fixed interest options.
Indexed Interest Options
Nationwide believes that the indexed interest options are in substantial compliance with the conditions set forth in Section 989J(a) (1) –(3) of the Dodd-Frank Wall Street Reform and Consumer Protection Act. The indexed interest options qualify for an exemption from registration under the federal securities laws because, as a Nationwide general account option, its value does not vary according to the performance of a separate account. In addition, the products in which the indexed interest options are offered satisfy standard non-forfeiture laws applicable to life insurance. Accordingly, Nationwide has a reasonable basis for concluding that the indexed interest options provide sufficient guarantees of principal and interest through Nationwide’s General Account to qualify under Section 3(a)(8).
There are currently two indexed interest options ("indexed interest strategies") available under the policy.
•	The One Year Multi-Index Monthly Average Indexed Interest Strategy uses three indexes, the S&P 500®, The Dow Jones Industrial Average℠, and the NASDAQ-100®. Interest is calculated using a weighted blend of the monthly average performance of these three indices over a one year period.
•	The One Year S&P 500® Point-to-Point Indexed Interest Strategy uses one index, the S&P 500®. Interest is calculated using the performance of the S&P 500® over a one year period.
There is a charge associated with the indexed interest strategies, see Indexed Interest Strategy Charge.
Indexed Interest Strategies Interest Crediting
The indexed interest strategies use the change in value of designated market indexes ("reference index performance"), and other factors, to calculate interest for Index Segments. The Cash Value in the indexed interest strategies is not actually invested in the stock market or any securities, and does not participate in dividends. Interest credited to the indexed interest strategies will be paid from Nationwide’s general account and will be subject to Nationwide’s financial strength and claims paying ability.
If reference index performance is favorable, the indexed interest strategies offer the potential for greater interest crediting than the fixed interest options. If reference index performance is unfavorable or negative, the indexed interest strategies may credit less than the fixed interest options.
The factors used to calculate Index Segment interest are:
•	The reference index performance from the Sweep Date on which an Index Segment is created to that Index Segment’s maturity date. Each indexed interest strategy has its own method of calculating reference index performance for the Index Segments.
•	A cap rate that is the maximum interest that will be credited even if reference index performance is greater;
•	A participation rate that is the percentage of positive reference index performance used up to the cap rate;
•	A floor rate that is the minimum interest that will be credited even if reference index performance is less.
For details regarding the available indexed interest strategies and how Index Segment interest is calculated see Appendix B: Indexed Interest Strategies.

How Index Segments Work
Index Segments are created on Sweep Dates by the allocation of Net Premium, loan repayments, and/or transfer of Cash Value to an indexed interest strategy. Amounts allocated or transferred to an indexed interest strategy are held in the Fixed Account as Pending Sweep Transactions until an applicable Sweep Date, see Indexed Interest Options Transfers and Indexed Interest Options Allocations. Sweep Date frequency may be different for each indexed interest strategy and is subject to change. Nationwide guarantees that Sweep Dates will be offered at least quarterly. Contact the Service Center for information regarding current Sweep Date frequencies, see Contacting the Service Center.
Each Index Segment will have current participation, cap, and floor rates declared at the time an Index Segment is created. Current participation, cap, and floor rates for new Index Segments may vary based on market conditions and the costs associated with guaranteeing the current rates for an Index Segment, but will never be less than the minimum rates stated in the Policy Specification Pages. Once established for an Index Segment, the current participation, cap, and floor rates are guaranteed for the duration of the Index Segment. Contact the Service Center for information regarding current participation, cap, and floor rates, see Contacting the Service Center.
On Index Segment Maturity Dates, reference index performance and interest crediting rates are calculated for the Index Segments. Any resulting interest is then applied to the Index Segment Maturity Value. See Indexed Interest Options Transfers for information regarding reallocation or transfer of the Index Segment Maturity Value.
Interest Crediting Risks for the Indexed Interest Strategies
The policy owner assumes the risk that interest credited to an Index Segment may not exceed the guaranteed minimum floor rate due to unfavorable reference index performance. The policy owner also assumes the risk that interest credited to the indexed interest options may be insufficient to pay the policy's charges. Additional Premium payments may be required over the life of the policy to prevent it from Lapsing.
Additionally, no interest will be credited for amounts deducted from an Index Segment before the Index Segment Maturity Date for full and partial surrenders, policy and Rider charge deductions, for policy loans including due and unpaid policy loan interest charged.
Order of Processing from the Indexed Interest Strategies
When policy and Rider charges, partial surrenders, loans and loan interest are deducted from the indexed interest strategies, they will be deducted in the following order:
(1)	from the Index Segment Maturity Value of any Index Segments of the One Year S&P 500® Point-to-Point Indexed Interest Strategy until exhausted, then
(2)	from the Index Segment Maturity Value of the One Year Multi-Index Monthly Average Indexed Interest Strategy until exhausted; then
(3)	from any unmatured Index Segments of the One Year S&P 500® Point-to-Point Indexed Interest Strategy first from the most recently created Index Segment until it is exhausted, then the next most recently created Index Segment, successively until all Index Segments of that indexed interest strategy are exhausted; then
(4)	from any unmatured Index Segments of the One Year Multi-Index Monthly Average Indexed Interest Strategy first from the most recently created Index Segment until it is exhausted, then the next most recently created Index Segment, successively until all Index Segments of that indexed interest strategy are exhausted,
Transfers to and from the Indexed Interest Strategies
Prior to the policy's Maturity Date, the policy owner may make transfers into the indexed interest strategies. These transfers will be in dollars. Requested transfers out of the indexed interest strategies are only permitted on Index Segment Maturity Dates. See Indexed Interest Options Transfers for details about transfers to and from the indexed interest options.
Availability of the Indexed Interest Strategies
Nationwide reserves the right to add one or more indexed interest strategies. Nationwide may also close one or more of the indexed interest strategies to new allocations and transfers. Any existing Index Segments in a closed indexed interest strategy will be permitted to continue until the end of the applicable Index Segment term. Before an indexed interest strategy is closed, Nationwide will provide the policy owner and any assignee with written notice.

If an indexed interest strategy becomes unavailable, any Index Segments Maturity Value that would otherwise be applied to the unavailable indexed interest strategy, will be held in a money market Sub-Account until new instructions are received.
Discontinuance or Substitution of Reference Indexes
Nationwide may discontinue or substitute a reference index used in an indexed interest strategy if the reference index is no longer published, if the licensing agreement expires, or the calculation of the reference index substantially changes. If a reference index is replaced, Nationwide will select a replacement in its sole discretion. Where an indexed interest strategy uses more than one reference index, Nationwide may adjust the method of calculating Index Segment interest, rather than substituting a comparable index. In the event that Nationwide replaces any of the reference indexes or adjusts the method of calculating Index Segment interest for an indexed interest strategy, Nationwide will provide the policy owner and any assignee with written notice.
Transfers Among and Between the Policy Investment Options
Sub-Account Transfers
Policy owners may request transfers to or from the Sub-Accounts once per Valuation Period, subject to the terms and conditions described in this prospectus and the prospectuses of the underlying mutual funds. Transfers will be implemented by redeeming Accumulation Units from the Sub-Account(s) indicated by the policy owner and using the redemption proceeds to purchase Accumulation Units in another Sub-Account(s) as directed by the policy owner. The net result is that the policy owner's Cash Value will not change (except due to standard market fluctuations), but the number and allocation of Accumulation Units within the policy will change.
Neither the policies nor the mutual funds are designed to support active trading strategies that require frequent movement between or among Sub-Accounts (sometimes referred to as "market-timing" or "short-term trading"). A policy owner who intends to use an active trading strategy should consult his/her registered representative and request information on other Nationwide policies that offer mutual funds that are designed specifically to support active trading strategies.
Nationwide discourages (and will take action to deter) short-term trading in this policy because the frequent movement between or among Sub-Accounts may negatively impact other investors in the policy. Short-term trading can result in:
•	the dilution of the value of the investors' interests in the mutual fund;
•	mutual fund managers taking actions that negatively impact performance (i.e., keeping a larger portion of the mutual fund assets in cash or liquidating investments prematurely in order to support redemption requests); and/or
•	increased administrative costs due to frequent purchases and redemptions.
To protect investors in this policy from the negative impact of these practices, Nationwide has implemented, or reserves the right to implement, several processes and/or restrictions aimed at eliminating the negative impact of active trading strategies. Nationwide cannot guarantee that attempts to deter active trading strategies will be successful.
If Nationwide is unable to deter active trading strategies, the performance of the Sub-Accounts that are actively traded may be adversely impacted. Policy owners remaining in the affected Sub-Account will bear any resulting increased costs.
Short-Term Trading Fees
Some underlying mutual funds assess a short-term trading fee in connection with transfers from a Sub-Account that occur within 60 days after the date of the allocation to the Sub-Account. The fee is assessed against the amount transferred and is paid to the underlying mutual fund. These fees compensate the mutual fund for any negative impact on fund performance resulting from short-term trading. Some underlying mutual funds may refer to short-term trading fees as "redemption fees." See Appendix A: Sub-Account Information for a complete list of available underlying mutual funds, including those that assess short-term trading fees.
U.S. Mail Restrictions
Nationwide monitors transfer activity in order to identify those who may be engaged in harmful trading practices. Transaction reports are produced and examined. Generally, a policy may appear on these reports if the policy owner (or a third party acting on their behalf) engages in a certain number of "transfer events" in a given period. A "transfer event" is any transfer, or combination of transfers, occurring in a given Valuation Period. For example, if a policy owner executes multiple transfers involving 10 Sub-Accounts in one Valuation Period, this counts as one transfer event. A single transfer occurring in a given Valuation Period that involves only two Sub-Accounts (or one Sub-Account if the transfer is made to or from a fixed investment option) will also count as one transfer event.
As a result of this monitoring process, Nationwide may restrict the form in which transfer requests will be accepted. In general, Nationwide will adhere to the following guidelines:
Trading Behavior	Nationwide's Response
Six or more transfer events in one calendar quarter	Nationwide will mail a letter to the policy owner notifying them that:
(1) they have been identified as engaging in harmful trading practices; and
(2) if their transfer events exceed 11 in two consecutive calendar quarters or 20 in one calendar year, the policy owner will be limited to submitting transfer requests via U.S. mail.

More than 11 transfer events in two consecutive calendar quarters OR More than 20 transfer events in one calendar year	Nationwide will automatically limit the policy owner to submitting transfer requests via U.S. mail.
For purposes of Nationwide's transfer policy, U.S. mail includes standard U.S. mail, expedited U.S. mail, and expedited delivery via private carrier.
Each January 1st, Nationwide will start the monitoring anew, so that each policy starts with zero transfer events each January 1. See, however, the Other Restrictions provision below.
Managers of Multiple Policies
Some investment advisors/representatives manage the assets of multiple Nationwide policies pursuant to trading authority granted or conveyed by multiple policy owners. These multi-policy advisors will be required by Nationwide to submit all transfer requests via U.S. mail.
Other Restrictions
Nationwide reserves the right to refuse or limit transfer requests, or take any other action it deems necessary, in order to protect policy owners and beneficiaries from the negative investment results that may result from short-term trading or other harmful investment practices employed by some policy owners (or third parties acting on their behalf). In particular, trading strategies designed to avoid or take advantage of Nationwide's monitoring procedures (and other measures aimed at curbing harmful trading practices) that are nevertheless determined by Nationwide to constitute harmful trading practices, may be restricted.
Any restrictions that Nationwide implements will be applied consistently and uniformly. The policy owner will be notified if a transfer request is rejected. If a short-term trading fee is assessed, the policy owner will receive a confirmation notice.
Underlying Mutual Fund Restrictions and Prohibitions
Pursuant to regulations adopted by the SEC, Nationwide is required to enter into written agreements with the underlying mutual funds which allow the underlying mutual funds to:
(1)	request the taxpayer identification number, international taxpayer identification number, or other government issued identifier of any policy owner;
(2)	request the amounts and dates of any purchase, redemption, transfer, or exchange request ("transaction information"); and
(3)	instruct Nationwide to restrict or prohibit further purchases or exchanges by policy owners that violate policies established by the underlying mutual fund (whose policies may be more restrictive than Nationwide’s policies).
Nationwide is required to provide such transaction information to the underlying mutual funds upon their request. In addition, Nationwide is required to restrict or prohibit further purchases or requests to exchange into an underlying mutual fund upon instruction from the underlying mutual fund. Nationwide and any affected policy owner may not have advance notice of such instructions from an underlying mutual fund to restrict or prohibit further purchases or requests to exchange into an underlying mutual fund. If an underlying mutual fund refuses to accept a purchase or request to exchange into the underlying mutual fund, Nationwide will keep any affected policy owner in their current underlying mutual fund allocation.

Fixed Interest Options Transfers
Prior to the policy's Maturity Date, the policy owner may make transfers involving the fixed interest options. These transfers will be in dollars. Nationwide may impose limits on the dollar amount, percentage of Cash Value, number, and/or frequency of transfers involving the fixed interest options. Contact the Service Center for information regarding restrictions in effect for the fixed interest options at the time of a Premium payment or transfer request, see Contacting the Service Center.
Fixed Interest Options Restrictions
Transfers to and/or from the fixed interest options may be restricted as follows:
•	Transfers to and/or from may be prohibited during the first policy year; and
•	Only one transfer to may be permitted every 12 months.
Fixed Account Restrictions
Transfers to the Fixed Account may be restricted as follows:
•	Transfers to that exceed 25% of the Cash Value (as of the end of the prior Valuation Period) may not be permitted; and
•	Transfers to that would result in the Fixed Account value exceeding 30% of the Cash Value may not be permitted.
Transfers from the Fixed Account may be restricted as follows:
•	Transfers from, of more than 25% of the Fixed Account value in any policy year (as of the end of the previous policy year), may not be permitted; and
•	A request to transfer Cash Value from the Fixed Account will only be applied to non-Pending Sweep Transaction Cash Value unless the instruction specifically requests a transfer from a Pending Sweep Transaction
Long-Term Fixed Account Restrictions
Nationwide may refuse Premium allocations and transfers to the Long-Term Fixed Account that would cause the Long-Term Fixed Account value to exceed the lesser of: 30% of the policy's total Cash Value as of the close of business on the prior Valuation Period, or $1,000,000.
Transfers involving the Long-Term Fixed Account may be further restricted as follows.
After the first policy year, the total of all partial surrenders and transfers from the Long-Term Fixed Account within any 12 month period, determined looking back from the Valuation Period during which Nationwide received the request, is limited to the greater of:
(1)	$5,000; or
(2)	10% of the policy's Long-Term Fixed Account value as of the last Policy Monthaversary 12 months prior to the Valuation Period during which Nationwide received the request. (If the request is received within one month after the first policy anniversary, the policy's Long-Term Fixed Account value on the Policy Date will be used.) This limit is cumulative and will be determined on a rolling basis. This means that any transfers and/or partial surrenders from the Long-Term Fixed Account during the 12 months prior to the Valuation Period during which Nationwide received the request will be deducted from the available amount. Information needed to calculate the available amount for transfer can be obtained by contacting the Service Center, see Contacting the Service Center.
Nationwide may further limit or refuse transfers to the Long-Term Fixed Account on a prospective basis at any time. Generally, this right will be invoked when interest rates are low by historical standards. In addition, Nationwide does not allow transfers from the Long-Term Fixed Account as part of the asset rebalancing or dollar cost averaging programs if available.
Combined Fixed Interest Option Restriction
Nationwide may refuse Net Premium allocations or transfers of Cash Value that would cause the aggregate Cash Value allocated to the fixed interest options to be greater than 50% of the policy's total Cash Value.

Amounts transferred to the fixed interest options may be credited interest at different rates, see Fixed Interest Options. Transfers from the fixed interest options will be on a last-in, first-out basis (LIFO). Any restrictions that Nationwide implements will be applied consistently and uniformly.
Indexed Interest Options Transfers
Prior to the policy's Maturity Date, the policy owner may make transfers to the indexed interest options. These transfers will be in dollars.
Transfers from the indexed interest options are restricted as follows:
•	Transfers from the indexed interest options are not permitted, except for Index Segment Maturity Value on Index Segment Maturity Dates.
Transfers to the indexed interest options are processed as follows:
•	Transfers to the indexed interest options are applied to the Fixed Account as a Pending Sweep Transaction on the day on which the transfer request is received.
•	The policy owner may change instructions for, or transfer, Pending Sweep Transaction amounts at any time prior to the end of business on the applicable Sweep Date.
•	On the applicable Sweep Date, after processing for monthly deductions and other policy charges, loans and partial surrenders, Pending Sweep Transactions are allocated to the indexed interest strategies according to the transfer instructions in effect on the Sweep Date.
Transfer of Index Segment Maturity Value
•	On Index Segment Maturity Dates, Index Segment Maturity Value (in excess of any amount required to satisfy monthly deductions and other policy charges assessed, partial Surrenders, and/or amounts transferred to the policy loan account) will be transferred to policy investment options according to your allocation instructions in effect for Index Segment Maturity Value, subject to the terms and conditions described in Transfers Among and Between the Policy Investment Options.
•	Any Index Segment Maturity Value that cannot be applied to the Long-Term Fixed Account and/or Fixed Account due to applicable transfer restrictions, will be held in a money market Sub-Account until new instructions are received.
•	If the policy owner has not provided specific instructions for transfer of Index Segment Maturity Value, it will be applied to create a new Index Segment in the same indexed interest strategy from which it matured.
Contacting the Service Center
All inquiries, paperwork, information requests, service requests, and transaction requests should be made to the Service Center:
•	by telephone at 1-800-848-6331 (TDD 1-800-238-3035)
•	by mail to Nationwide Life and Annuity Insurance Company, P.O. Box 182835, Columbus, Ohio 43218-2835
•	by fax at 1-888-634-4472
•	by Internet at www.nationwide.com.
Nationwide reserves the right to restrict or remove the ability to submit service requests via Internet, phone, or fax upon written notice.
Not all methods of communication are available for all types of requests. To determine which methods are permitted for a particular request, refer to the specific transaction provision in this prospectus, or call the Service Center. Requests submitted by means other than described in this prospectus could be returned or delayed.
Service and transaction requests will generally be processed in the Valuation Period they are received at the Service Center as long as the request is in good order, see Valuation of Accumulation Units. Good order generally means that all necessary information to process the request is complete and in a form acceptable to Nationwide. If a request is not in good order, Nationwide will take reasonable actions to obtain the information necessary to process the request. Requests that are not in good order may be delayed or returned. Nationwide reserves the right to process any transaction request sent to a location other than the Service Center in the Valuation Period it is received at the Service Center. On any day the post office is closed, Nationwide is unable to retrieve service and transaction requests that are submitted by mail. This will result in a delay of the delivery of those requests to the Service Center.
Nationwide may be required to provide information about a specific policy to government regulators. If mandated under applicable law, Nationwide may be required to reject a Premium payment and to refuse to process transaction requests for transfers, surrenders, loans, and/or Death Benefit Proceeds until instructed otherwise by the appropriate regulator.
Nationwide will use reasonable procedures to confirm that instructions are genuine and Nationwide will not be liable for following instructions that it reasonably determined to be genuine. Nationwide may record telephone requests. Telephone and computer systems may not always be available. Any telephone system or computer can experience outages or slowdowns for a variety of reasons. The outages or slowdowns could prevent or delay processing. Although Nationwide has taken precautions to support heavy use, it is still possible to incur an outage or delay. To avoid technical difficulties, submit transaction requests by mail.
The Policy
General Information
The policy is a legal contract. It will comprise and be evidenced by: a written contract; any Riders; any endorsements; the Policy Specification Pages; and the application, including any supplemental application. The benefits described in the policy and this prospectus, including any optional Riders or modifications in coverage, may be subject to Nationwide’s underwriting and approval. In addition to the terms and conditions of the policy, policy owner rights are governed by this prospectus and protected by federal securities laws and regulations. Nationwide will consider the statements made in the application as representations, and will rely on them as being true and complete. However, Nationwide will not void the policy or deny a claim unless a statement is a material misrepresentation. If a policy owner makes an error or misstatement on the application, Nationwide will adjust the Death Benefit, Rider benefits, and Cash Value accordingly.
Due to state law variations, the terms, benefits, programs and Riders described in this prospectus may vary or may not be available depending on the state in which the policy is issued. Possible state law variations include, but are not limited to, Rider terms and charges, availability of certain investment options, duration of the right to cancel, policy exchange rights, policy Lapse and/or reinstatement requirements, and surrender charge, suicide, and incontestability periods. This prospectus describes all the material features of the policy. State variations are subject to change without notice at any time. To review a copy of the policy and any Riders or endorsements for the state in which the policy will be issued, contact the Service Center, see Contacting the Service Center.
Under limited circumstances and at the request of the policy owner, Nationwide may backdate the policy by assigning a Policy Date earlier than the date the application is signed. Backdating may result in lower cost of insurance rates; however, policy charges will be deducted from the policy's Cash Value for each accrued month that the policy was backdated.
Any modification or waiver of Nationwide’s rights or requirements under the policy must be in writing and signed by Nationwide’s president or corporate secretary. No agent may bind Nationwide by making any promise not contained in the policy.
Nationwide may modify the policy, its operations, or the separate account’s operations to meet the requirements of any law or regulation issued by a government agency to which the policy, Nationwide, or the separate account is subject. Nationwide may modify the policy to assure that it continues to qualify as a life insurance policy under federal tax laws. Nationwide will notify policy owners of all modifications and will make appropriate endorsements to the policy.
The policy is nonparticipating, meaning that Nationwide will not be contributing any operating profits or surplus earnings toward the policy Proceeds.
To the extent permitted by law, policy benefits are not subject to any legal process on the part of a third-party for the payment of any claim, and no right or benefit will be subject to the claims of creditors (except as may be provided by assignment).
It is important to remember that the portion of any amounts allocated to Nationwide’s general account, including any amounts allocated to the Fixed Account, Long-Term Fixed Account, or the indexed interest options, and any guaranteed benefits Nationwide may provide under the policy exceeding the value of amounts held in the separate account are subject to Nationwide’s claims paying ability.

Any money Nationwide pays, or that is paid to Nationwide, must be in the currency of the United States of America.
In order to comply with the USA PATRIOT Act and rules promulgated thereunder, Nationwide has implemented procedures designed to prevent policies described in this prospectus from being used to facilitate money laundering or the financing of terrorist activities.
Cyber-Security
Nationwide’s businesses are highly dependent upon its computer systems and those of its business partners. This makes Nationwide potentially susceptible to operational and information security risks resulting from a cyber-attack. These risks include direct risks, such as theft, misuse, corruption and destruction of data maintained by Nationwide, and indirect risks, such as denial of service attacks on service provider websites and other operational disruptions that impede Nationwide’s ability to electronically interact with service providers. Cyber-attacks affecting Nationwide, the underlying mutual funds, intermediaries, and other service providers may adversely affect Nationwide and policy values. In connection with any such cyber-attacks, Nationwide and/or its service providers and intermediaries may be subject to regulatory fines and financial losses and/or reputational damage. Cyber security risks may also impact the issuers of securities in which the underlying mutual funds invest, which may cause the underlying mutual funds to lose value. Although Nationwide undertakes substantial efforts to protect its computer systems from cyber-attacks, including internal processes and technological defenses that are preventative or detective, and other controls designed to provide multiple layers of security assurance, there can be no guarantee that Nationwide, its service providers, or the underlying mutual funds will avoid losses affecting the policy due to cyber-attacks or information security breaches in the future.
In the event that policy values are adversely affected as a result of the failure of Nationwide’s cyber-security controls, Nationwide will take reasonable steps to restore policy values to the levels that they would have been had the cyber-attack not occurred. Nationwide will not, however, be responsible for any adverse impact to policy values that result from the policy owner or its designee’s negligent acts or failure to use reasonably appropriate safeguards to protect against cyber-attacks.
Policy Owner and Beneficiaries
Policy Owner
The policy belongs to the owner named in the application or as a result of a valid assignment. The policy owner may name a contingent owner who will become the policy owner if the policy owner dies before Proceeds become payable. Otherwise, ownership will pass to the policy owner's estate, if the policy owner is not the Insured.
Policy Owner Rights
The policy owner may exercise all policy rights in accordance with policy terms while the policy is In Force, subject to Nationwide’s approval. These rights include, but are not limited to, the following:
•	changing the policy owner, contingent owner, and beneficiary;
•	assigning, exchanging, and/or converting the policy;
•	requesting transfers, policy loans, and partial surrenders or a complete surrender; and
•	changing insurance coverage such as death benefit option changes, adding or removing Riders, and/or increasing or decreasing the Total Specified Amount.
These rights are explained in greater detail throughout this prospectus.
Subject to Nationwide’s approval, the policy owner may name a different policy owner or contingent owner while the policy is In Force by submitting a written request to the Service Center. Any such change request will become effective as of the date signed, however, it will not affect any payment made or action taken before the change is received and recorded by Nationwide. There may be adverse tax consequences to changing parties of the policy.
Beneficiaries
The principal right of a beneficiary is to receive the Death Benefit Proceeds if the Insured dies while the policy is In Force. While the policy is In Force, a policy owner may name more than one beneficiary, designate primary and contingent beneficiaries, change or add beneficiaries, and/or direct Nationwide to distribute the Proceeds other than as described below.

If a primary beneficiary dies before the Insured, Nationwide will pay the Death Benefit Proceeds to the surviving primary beneficiaries. Unless specified otherwise by the policy owner, Nationwide will pay multiple primary beneficiaries in equal shares. A contingent beneficiary will become the primary beneficiary if all primary beneficiaries die before the Insured and before any Proceeds become payable. A policy owner may name more than one contingent beneficiary. Unless specified otherwise by the policy owner, Nationwide will also pay multiple contingent beneficiaries in equal shares.
Requests to change or add beneficiaries must be submitted in writing to the Service Center. Nationwide may require that the policy owner send the policy for endorsement before the change is recorded. Any such change request will become effective as of the date signed, however, it will not affect any payment made or action taken before the change is received and recorded by Nationwide.
Purchasing a Policy
The policy is available for Insureds between the Attained Ages of zero and 85. To purchase the policy, prospective purchasers must submit a completed application and the required initial Premium payment.
Nationwide must receive evidence of insurability that satisfies its underwriting standards (this may require a medical examination) before it will issue a policy. Nationwide can provide prospective purchasers with the details of its underwriting standards upon request. Nationwide reserves the right to reject any application for any reason permitted by law. Additionally, Nationwide reserves the right to modify its underwriting standards on a prospective basis for newly issued policies at any time.
The minimum initial Base Policy Specified Amount in most states is $100,000. Nationwide reserves the right to modify the minimum Base Policy Specified Amount on a prospective basis for newly issued policies at any time.
Initial Premium Payment
The required initial Premium payment amount is stated in the Policy Specification Pages and will depend on the following factors: the initial Base Policy Specified Amount, death benefit option elected, any Riders elected, and the Insured’s age, sex, health, and activities. Initial Premium may be paid to the Service Center or to an authorized Nationwide representative. The initial Premium payment will not be applied to the policy until the underwriting process is complete.
Insurance Coverage
Issuance of full insurance coverage requires that the Insured meet all underwriting requirements, the required initial Premium is paid (including any additional Premium determined necessary through the underwriting process), and the policy is delivered while the Insured is alive. Nationwide has the right to reject any application for insurance, in which case Nationwide will return the Premium payment within two business days of the date Nationwide rejects the application.
After Nationwide approves an application, insurance coverage will begin and will be In Force on the Policy Date shown in the Policy Specification Pages. Nationwide begins deducting policy charges on the Policy Date. Changes in the Total Specified Amount (which may only be requested after the first policy year) will be effective on the next Policy Monthaversary after Nationwide approves the change request.
Insurance coverage will end upon the Insured's death, when Nationwide begins to pay the Proceeds, or when the policy reaches the Maturity Date, unless it is extended. Coverage will also end if the policy Lapses.
Temporary Insurance Coverage
Temporary insurance coverage (of an amount equal to the Total Specified Amount, up to $1,000,000) may be available for no charge before full insurance coverage takes effect. Prospective purchasers must submit a temporary insurance agreement and make an initial Premium payment. The amount of this initial Premium payment will depend on the initial Total Specified Amount, choice of death benefit option, and any Riders elected. Temporary insurance coverage will remain In Force for no more than 60 days from the date of the temporary insurance agreement. If full coverage is denied, the temporary insurance coverage will terminate five days from the date Nationwide mails a termination notice (accompanied by a refund equal to the Premium payment made). If full coverage is approved, the temporary insurance coverage will terminate on the date that full insurance coverage takes effect. Allocation of the initial Net Premium will be determined by the right to examine law of the state in which the policy is issued.

Right to Cancel (Examination Right)
Under state law a policy owner may, for a limited time, cancel the policy and receive a refund (commonly referred to as the "right to cancel" period). The length of the right to cancel period depends on state law and may vary depending on whether the policy was purchased to replace another policy. The minimum "right to cancel" period is 10 days.
In order to cancel the policy during the right to cancel period, a policy owner must submit a written cancellation request and return the policy either to the sales representative or to the Service Center. Nationwide will honor right to cancel cancellation requests received by the last day of the right to cancel period (if returned by US mail, the request must be post-marked by the last day of the right to cancel period).
Right to cancel cancellation requests received after the close of business on the date the right to cancel period expires will not be canceled free of charge. If the policy is canceled, Nationwide will treat the policy as if it was never issued.
Within seven days of a right to cancel cancellation request, Nationwide will refund the amount prescribed by state law. The amount Nationwide refunds will be the Cash Value plus any charges deducted or, in certain states, the greater of the Premium paid or the policy's Cash Value plus any charges deducted.
Allocation of Net Premium During Right to Cancel Period
Where state law requires the return of initial Premium for right to cancel cancellations, Nationwide will allocate initial Net Premium to the fixed interest options as instructed. Nationwide will allocate initial Net Premium allocated to the Sub-Accounts to the available money market Sub-Account until the right to cancel period expires. At the expiration of the right to cancel period, Nationwide will transfer the amount held in the money market Sub-Account to the requested Sub-Accounts based on the allocation instructions in effect at the time of the transfer.
Where state law requires the return of Cash Value, Nationwide will allocate all of the initial Net Premium to the designated Sub-Accounts and fixed interest options based upon the allocation instructions in effect at the time.
Net Premium allocated to the indexed interest options will be applied to the Fixed Account until the next applicable Sweep Date after the right to cancel period expires.
Premium Payments
This policy does not require a payment of a scheduled Premium amount to keep it In Force. It will remain In Force as long as the conditions that cause a policy to Lapse do not exist, see Lapse and Unfavorable Investment Experience. Premium payment reminder notices will be sent according to the Premium payment schedule selected by the policy owner. Additional Premium payments must be submitted to the Service Center. Each Premium payment must be at least $50. Upon request, Nationwide will furnish Premium payment receipts. Policy owners may make additional Premium payments at any time while the policy is In Force and prior to the Maturity Date, subject to the following:
•	Nationwide may require satisfactory evidence of insurability before accepting any additional Premium payment that results in an increase in the policy's Net Amount At Risk.
•	Nationwide will refund Premium payments that exceed the applicable premium limit established by the Code to qualify the policy as a contract for life insurance. Refunds of Premium will be processed from the policy investment options in the order described in How Monthly Deductions Are Processed.
•	Nationwide will monitor Premiums paid and will notify policy owners when the policy is in jeopardy of becoming a modified endowment contract, see Taxes.
•	Nationwide may require that policy Indebtedness be repaid before accepting any additional Premium payments.
Premium payments will be allocated to the Sub-Accounts and fixed interest options according to the allocation instructions in effect at the time the Premium is received, subject to the following limitations on fixed interest options allocations:
(1)	Nationwide may refuse Premium allocations, including initial Premium, to the fixed interest options that would cause the total value of amounts allocated to the fixed interest options] to exceed 50% of your policy's total Cash Value; and
(2)	Net Premium allocations to the Long-Term Fixed Account, including initial Premium, will not be permitted:
(a)	to exceed $500,000 in any 12 month period (determined on a rolling basis considering any Premium payment allocations during the 12 months prior to the Valuation Period during which we receive a Premium payment); and/or

(b)	if, at the time the Premium is received, it would cause the policy's Long-Term Fixed Account value to exceed $1,000,000.
Nationwide may further limit or refuse Premium payments to the Long-Term Fixed Account on a prospective basis at any time. Generally, this right will be invoked when interest rates are low by historical standards.
Premium allocations to the indexed interest options will be applied to the Fixed Account as a Pending Sweep Transaction on the day they are received. On the applicable Sweep Date, Pending Sweep Transactions will be allocated to the indexed interest strategies, after processing for monthly deductions and other policy charges, loans and partial Surrenders, according to the allocation instructions in effect on the day on which the Net Premium was received, unless changed by any transfer requests received in the meantime.
The policy owner may change how future Premium will be allocated at any time while the policy is In Force by notifying Nationwide in writing.
Conditional Reduction of the Cost of Insurance Rate
The policy is eligible for a reduction of the cost of insurance rate if:
(1)	Death Benefit Option 1 is in effect on the Policy Date and has not been changed; and
(2)	an accumulated premium test (described below) is met on certain testing dates beginning with the eligibility date stated in the Policy Specification Pages.
Eligibility for the cost of insurance rate reduction ends if the accumulated premium test is not met on the 35th policy anniversary or upon termination of the policy, see Terminating the Policy.
The accumulated premium test is met if on the test dates the total premium paid minus any loans, partial surrenders, or returned premium is greater than or equal to the sum of the required monthly premium in effect for each respective month the policy has been In Force. If the accumulated premium test is satisfied on the 35th policy anniversary, testing will continue using the accumulated premium value calculated on the 35th policy anniversary. If on the 35th policy anniversary the accumulated premium test is not met, eligibility for the reduction will terminate and testing will stop.
The required monthly premium varies by the Insured’s sex, Issue Age and underwriting classifications, the Total Specified Amount, elected Riders and any coverage changes. The required monthly premium is stated in the Policy Specification Pages. The guaranteed minimum reduction factor is 25%. Any cost of insurance rate reduction applied will not be recaptured for any reason.
Nationwide may discontinue offering this cost of insurance rate reduction at any time on a prospective basis for new issues.
The cost of insurance rate reduction, if earned, will be calculated and applied as follows:
•	Beginning on the eligibility date stated in the Policy Specification Pages and each Policy Monthaversary thereafter up to and including the 35th policy anniversary if the policy is In Force and not in a grace period and the accumulated premium test is met, Nationwide will apply the cost of insurance reduction.
•	The reduction is calculated by multiplying the cost of insurance rates for the policy and Additional Term Insurance Rider by the reduction percentage.
There is no separate additional charge for this reduction feature, Nationwide will provide it through a reduction in its profit.
Cash Value
Nationwide will determine the Cash Value at least monthly. Cash Value will fluctuate daily and there is no guaranteed Cash Value. At the end of any given Valuation Period, the Cash Value is equal to the sum of:
•	the value of the Accumulation Units allocated to the Sub-Accounts, see Valuation of Accumulation Units;
•	amounts allocated to the general account options, including credited interest; and
•	amounts allocated to the policy loan account (only if a loan was taken), including credited interest, see Policy Loans.

Surrenders and policy charges and deductions will reduce the Cash Value of the policy. If Cash Value is a factor in calculating a benefit associated with the policy, such as the Death Benefit or a benefit associated with an elected Rider, the value of that benefit will also fluctuate, including being reduced due to surrenders and policy charge deductions. If the policy is surrendered or Lapses, the Cash Value will be reduced by the amount of any Indebtedness.
On any date during the policy year, the Cash Value equals the Cash Value on the preceding Valuation Period, plus any Net Premium applied since the previous Valuation Period, minus any policy charges, plus or minus any investment results, and minus any partial surrenders.
Changing the Amount of Insurance Coverage
After the first policy year, the policy owner may request to change the Total Specified Amount. To change the Total Specified Amount, the policy owner must submit a written request to the Service Center. Changes to the Total Specified Amount will become effective on the next Policy Monthaversary after Nationwide approves the request unless the policy owner requests and Nationwide approves a different date. However, no change will take effect unless the Cash Surrender Value, Lapse protection provided by the Guaranteed Policy Continuation feature, or Lapse protection provided by the Extended No-Lapse Guarantee Rider, if elected, would be sufficient to keep the policy In Force for at least three months. Nationwide may limit the number of Total Specified Amount changes to one increase and one decrease each policy year. Changes to the Total Specified Amount will typically alter the Death Benefit.
Increases
To increase the Total Specified Amount, the policy owner must provide satisfactory evidence of insurability. The Insured must be Attained Age 85 or younger at the time of the request. Any request to increase the Total Specified Amount must be at least $10,000. An increase in the Total Specified Amount may cause an increase in the Net Amount At Risk. Because the Cost of Insurance Charge is based on the Net Amount At Risk, and because there will be a separate cost of insurance rate for the increase, this will usually cause the policy's Cost of Insurance Charge to increase. An increase in the Base Policy Specified Amount and/or Rider Specified Amount may require the policy owner to make larger or additional Premium payments in order to avoid Lapsing the policy. An additional Per $1,000 of Specified Amount Charge and surrender charge schedule will also apply whenever the Base Policy Specified Amount is increased.
Decreases
The policy owner may request to decrease the Total Specified Amount. Nationwide applies Total Specified Amount decreases to the most recent Base Policy Specified Amount and/or Rider Specified Amount increase and continues applying the decrease backwards while still maintaining the original Total Specified Amount. Decreases to the Total Specified Amount may decrease the amount of policy charges. Decreases may also result in a surrender charge being assessed, see Surrender Charge. Nationwide will deny any request to reduce the Base Policy Specified Amount below the minimum Base Policy Specified Amount shown in the Policy Specification Pages. Nationwide will also deny any request that would disqualify the policy as a contract for life insurance.
Right of Conversion
Within 24 months of the Policy Date, or longer if required by state law, a policy owner may elect to transfer 100% of the policy’s Cash Value allocated to the Sub-Accounts into the Fixed Account without regard to any restrictions otherwise applicable to such transfers.
This conversion right must be invoked in writing by submitting a request to the Service Center on a Nationwide approved form. This election is irrevocable.
Once the request has been processed, the policy will in effect become a fixed life insurance policy, and the policy's Cash Value will be credited with the Fixed Account's interest rate. In addition, the following will apply after conversion:
•	transfers out of the Fixed Account will no longer be available and the policy will no longer participate in the Investment Experience of the Sub-Accounts or the interest crediting rate of the Long-Term Fixed Account;
•	any asset rebalancing service and dollar cost averaging programs will no longer be available. Asset rebalancing and/or dollar cost averaging programs in effect prior to the conversion will terminate;
•	a Percent of Sub-Account Value Charge will no longer be deducted; and
•	all other benefits, services, Riders, and charges, including loans and full and partial surrenders will continue and/or continue to be available, subject to the terms applicable prior to the conversion.

Exchanging the Policy
The policy owner has an exchange right under the policy. At any time within the first 24 months of coverage from the Policy Date, the policy owner may surrender the policy and use the Cash Surrender Value to purchase a new policy on the Insured’s life without evidence of insurability.
To invoke this right, the policy must be In Force and not in the Grace Period, and the policy owner must submit a written request to the Service Center on approved forms.
The new policy may be one of Nationwide’s available fixed benefit individual life insurance policies. This type of policy exchange is not a contractual right of the policy in all states and where permitted by law, Nationwide may refuse such a request. Policy exchanges are subject to Nationwide’s approval, payment of all the costs associated with the exchange, and the Insured satisfying current underwriting standards of insurability applicable to the new policy. The policy owner may transfer Indebtedness to the new policy.
Exchange requests must be made on Nationwide forms and submitted to the Service Center. The policy must be In Force and not in a Grace Period. The policy owner must pay a Surrender Charge if applicable and surrender the policy to Nationwide. The policy owner must pay any money due on the exchange (any amount needed to ensure that the Cash Surrender Value of the new policy is the same as the Cash Surrender Value of this policy). The policy owner may request that any excess of the Cash Surrender Value of this policy over the Cash Surrender Value of the new policy be paid to the policy owner. The exchange may have adverse tax consequences. The new policy will take effect on the exchange date only if the Insured is alive. This policy will terminate when the new policy takes effect.
After the first 24 months of coverage, the policy owner may still surrender the policy and use the Cash Surrender Value to purchase a new policy on the Insured’s life. However, issuance of the new policy will depend on the Insured providing satisfactory evidence of insurability.
Terminating the Policy
There are several ways that the policy can terminate. The policy will automatically terminate when the Insured dies, the policy reaches the Maturity Date and is not extended (see Policy Maturity), or the Grace Period ends. The policy will also terminate if it is fully surrendered.
Terminating the policy may result in adverse tax consequences.
Assigning the Policy
The policy owner may assign any or all rights under the policy while it is In Force, subject to Nationwide’s approval. The beneficiary's interest will be subject to the person or entity to which the policy owner assigned rights. Assignments must be in writing on a form satisfactory to Nationwide. Assignments will become effective on the date signed, unless otherwise specified by the policy owner, and are subject to any payments or actions taken by Nationwide before it is received and recorded at the Service Center. Nationwide is not responsible for the sufficiency or validity of any assignment. Assignments will be subject to any Indebtedness, policy liens, garnishments, court orders, and any previous assignments.
Reminders, Reports, and Illustrations
Nationwide will send scheduled Premium payment reminders and transaction confirmations to policy owners upon request. Nationwide will also send quarterly and annual statements that show:
•	the Total Specified Amount;
•	Premiums paid;
•	all charges since the last report;
•	the current Cash Value;
•	the Cash Surrender Value; and
•	Indebtedness.
Confirmations of individual financial transactions, such as transfers, partial Surrenders, and loans are generated and mailed automatically. Copies may be obtained by contacting the Service Center.

Nationwide will send these reminders and reports to the address provided on the application unless directed otherwise. At any time after the first policy year, policy owners may ask for an illustration of future benefits and values under the policy, see Service Fee.
IMPORTANT NOTICE REGARDING DELIVERY
OF SECURITY HOLDER DOCUMENTS
When multiple copies of the same disclosure document(s), such as prospectuses, supplements, proxy statements and semi-annual and annual reports are required to be mailed to multiple policy owners in the same household, Nationwide will mail only one copy of each document, unless notified otherwise by the policy owner(s). Household delivery will continue for the life of the policies. A policy owner can revoke their consent to household delivery and reinstitute individual delivery by contacting the Service Center. Individual delivery will resume within 30 days after receiving such notification.
Standard Policy Charges
Deductions for charges are taken from Premium payments and/or the Cash Value, as applicable, to compensate Nationwide for the services and benefits provided, the costs and expenses incurred, and the risks assumed. Certain expenses may be recovered utilizing more than one charge. Nationwide may generate a profit from any of the charges assessed under the policy.
Policy and Rider charges reflect costs and risks associated with issuing the policy and Rider(s). Certain charges will vary based upon the individual characteristics of the Insured. The Insured is assigned to an underwriting classification based upon his/her age, sex (if not unisex classified), tobacco rate type, health, and any Substandard Ratings. The policy owner can request an illustration of specific costs and/or see the Policy’s Specification Pages for information about specific charges of their policy.
Nationwide may change policy and/or Rider charges and rates under the policy at any time, subject to the guaranteed maximum rates stated in the Policy Specification Pages. Changes in policy and/or Rider charges and rates are based on changes in future expectations for factors including, but not limited to, Nationwide’s investment earnings, mortality experience, morbidity experience, persistency experience, expenses, including reinsurance expenses, and taxes. Changes to policy and/or Rider charges and rates will be on a uniform basis for Insured's of the same Issue Age, sex, rate class, rate type, any Substandard Rating, Base Policy Specified Amount, Total Specified Amount (if applicable) whose policies have been In Force for the same length of time. If a change in the charges or rates causes an increase to the policy and/or Rider charges, the policy's Cash Value could decrease. If a change in the charges or rates causes a decrease to the policy and/or Rider charges, the policy's Cash Value could increase. Any changes will be determined in accordance with state law. Policy and Rider charges will never exceed the maximum charges shown in the fee tables, see In Summary: Fee Tables.
How Monthly Charges are Deducted
The Percent of Sub-Account Value Charge is deducted proportionally from the Cash Value in the Sub-Accounts, unless Directed Monthly Deductions are elected. All other monthly charges, unless the policy owner elects Directed Monthly Deductions, are taken from the policy investment options successively until each is exhausted in the following order: first proportionally from the Sub-Accounts, then from the Fixed Account, excluding Pending Sweep Transactions, then from the Pending Sweep Transactions, then from the Long-Term Fixed Account, then from the indexed interest strategies as described in Order of Processing from the Indexed Interest Strategies, see Indexed Interest Options. Charges taken against allocations to the Sub-Accounts are assessed by redeeming Accumulation Units. The number of Accumulation Units redeemed is determined by dividing the dollar amount of the charge by the Accumulation Unit value for the Sub-Account. Nationwide does not deduct policy charges or Rider charges from the Cash Value attributable to the policy loan account. For a complete description of how loan interest is credited and charged, see Policy Loans.

Percent of Premium Charge
We deduct a percent of Premium charge from each Premium payment applied to this Policy. The percent of Premium charge is intended to compensate Nationwide for federal and state taxes including Premium taxes, distribution expenses, expenses related to the sale and issuance of the policy, funding the required reserve associated with the policy, and provides a margin for profit. The Premium tax component is not the actual amount of the tax liability Nationwide incurs. It is an estimated amount. If the actual tax liability is more or less, Nationwide will not adjust the charge retroactively.
The percent of Premium charge rate may vary by the length of time since the Policy Date, the Insured's Issue Age, sex, rate class, rate type, rate class multiple, any monthly flat extra rating, the Policy's Specified Amount and coverage provided by any elected riders, and Premium paid to date.
On a guaranteed basis, the maximum percent of Premium charge rate is 10%. Currently, Nationwide charges 6% of each Premium.
Nationwide may waive some or all of the percent of Premium charge on the initial Premium paid into this policy as part of a Nationwide sponsored exchange program to another Nationwide policy as permitted under the securities laws and/or rules or by order of the SEC.
Short-Term Trading Fees
Some mutual funds offered under the policy may assess (or reserve the right to assess) a short-term trading fee (sometimes called "redemption fee" by the mutual fund) in connection with transfers from a Sub-Account that occur within 60 days after the date of allocation to the Sub-Account.
Short-Term Trading Fees are intended to compensate the mutual fund (and policy owners with interests allocated in the Sub-Account) for the negative impact on mutual fund performance that may result from frequent, short-term trading strategies. Short-Term Trading Fees are not intended to affect the large majority of policy owners not engaged in such strategies.
Any Short-Term Trading Fee assessed by any mutual fund available in conjunction with the policy will equal 1% of the amount determined to be engaged in short-term trading. Short-Term Trading Fees will only apply to those Sub-Accounts corresponding to mutual funds that charge such fees (see the mutual fund's prospectus). Any Short-Term Trading Fees paid are retained by the mutual fund and are part of the mutual fund's assets. Policy owners are responsible for monitoring the length of time allocations are held in any particular Sub-Account. Nationwide will not provide advance notice of the assessment of any applicable Short-Term Trading Fee.
For a complete list of the Sub-Accounts that assess (or reserve the right to assess) a Short-Term Trading Fee, see Appendix A: Sub-Account Information.
If a Short-Term Trading Fee is assessed, the mutual fund will charge the separate account 1% of the amount determined to be engaged in short-term trading. The separate account will then pass the Short-Term Trading Fee on to the specific policy owner that engaged in short-term trading by deducting an amount equal to the Short-Term Trading Fee from that policy owner's Sub-Account value. All such fees will be remitted to the mutual fund; none of the fee proceeds will be retained by Nationwide or the separate account.
When multiple allocations are made to a Sub-Account that is subject to Short-Term Trading Fees, transfers out of that Sub-Account will be considered to be made on a first in/first out (FIFO) basis for purposes of determining Short-Term Trading Fees. In other words, Accumulation Units held the longest time will be treated as being transferred first, and Accumulation Units held for the shortest time will be treated as being transferred last.
Some transactions are not subject to Short-Term Trading Fees, including:
•	scheduled and systematic transfers, such as those associated with dollar cost averaging programs and asset rebalancing programs (if available);
•	policy loans;
•	full or partial surrenders; or
•	payment of the Proceeds.
New share classes of certain currently available mutual funds may be added as investment options under the policy. These new share classes may require the assessment of Short-Term Trading Fees. When these new share classes are added, new Premiums and transfers to the Sub-Accounts in question may be limited to the new share class.

Indexed Interest Strategy Charge
An indexed interest strategy charge is assessed at the time an Index Segment is created. The charge will be deducted from the amount being applied to the Index Segment. This charge is intended to compensate Nationwide for the costs of hedging and investment related expenses associated with the indexed interest strategies. The indexed interest strategy charge is calculated by multiplying the dollar amount applied to the indexed interest strategy by the applicable indexed interest strategy charge rate. The indexed interest strategy charge rates may vary by indexed interest strategy and the date on which an Index Segment is created, but will never exceed 2.00%. On a current basis, the charge will be no more than the current floor rate for an Index Segment minus 0.25%.
Service Fees
Nationwide may charge a fee to cover the administrative cost of processing certain policy owner service requests such as requests for:
•	policy loans;
•	copies of transaction confirmations and statements; and
•	illustrations of future benefits and values.
Although Nationwide currently waives service fees, it may elect in the future to assess a service fee. The guaranteed maximum service fee is $25.00 per request. Service fees are not deducted from the policy and must be paid by check or money order at the time the service is requested. In the event Nationwide charges a fee for an illustration of future benefits and values, one report per policy year will be provided free of charge.
Partial Surrender Fee
Partial Surrender Fees are deducted from the partial Surrender amount requested. Nationwide currently waives the Partial Surrender Fee. The fee is intended to compensate Nationwide for the administrative costs associated with calculating and generating the surrender amount. Nationwide may elect in the future to assess a Partial Surrender Fee. The Partial Surrender Fee assessed to each surrender will not exceed the lesser of $25 or 5% of the amount surrendered.
Surrender Charge
A surrender charge is deducted if the policy is surrendered, Lapses, or there is a requested decrease of the Base Policy Specified Amount, see Base Policy Specified Amount Decreases. Surrender charges are deducted from the policy investment options in the same order as monthly deductions are taken, see How Monthly Charges are Deducted. The surrender charge is intended to compensate Nationwide for policy underwriting expenses and sales expenses, including processing applications, conducting medical exams, determining insurability, and establishing policy records, with a margin for profit and overall expenses.
The Base Policy Specified Amount in effect on the Policy Date and any increase of the Base Policy Specified Amount (referred to as segments) will each have their own separate surrender charge table in the Policy Specification Pages. The surrender charge for each Base Policy Specified Amount segment, when added together, will equal the total surrender charge.
The surrender charge for each Base Policy Specified Amount segment of coverage may vary by the Insured's Attained Age, sex, rate class, rate type, any Substandard Rating, and the segment's Specified Amount on the Policy Date or date an increase segment becomes effective, and length of time a segment has been in effect.
Generally, surrender charges will be greater for Insureds who are older or have a tobacco rate type and less for Insureds who are younger or have a non-tobacco rate type. For a given Insured, larger Base Policy Specified Amounts will produce greater surrender charges. A policy owner should request an illustration from his/her registered representative to determine how various levels of coverage impact the policy’s surrender charge.
When considering the potential impact of surrender charges, the policy owner should remember that variable universal life insurance is not suitable as an investment vehicle for short-term savings. It is designed for long-term financial planning. Attempting to minimize surrender charges by choosing a lower Base Policy Specified Amount may result in inadequate death benefit coverage.
The actual surrender charge deducted will be a decreasing percentage of the initial surrender charge for each Base Policy Specified Amount segment of coverage, as set forth in the following table:

Reduction of Surrender Charges

Policy year calculated from the Policy Date or effective date of Base Policy Specified Amount Increase*:	Surrender Charge, as a percentage of the initial Surrender Charge by Issue Age
	0-65	66	67	68	69	70+

1	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
2	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
3	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
4	100.00%	100.00%	100.00%	100.00%	100.00%	87.50%
5	91.67%	91.00%	90.00%	87.50%	84.99%	75.00%
6	83.33%	82.00%	80.00%	75.00%	69.98%	62.50%
7	75.00%	73.00%	70.00%	65.00%	59.99%	50.00%
8	66.67%	64.00%	60.00%	55.00%	47.48%	37.50%
9	58.33%	55.00%	50.00%	45.00%	34.99%	25.00%
10	50.00%	46.00%	40.00%	35.00%	25.00%	12.50%
11	41.67%	37.00%	32.50%	25.00%	12.50%	0.00%
12	33.33%	28.00%	25.00%	15.00%	0.00%	0.00%
13	25.00%	19.00%	12.50%	0.00%	0.00%	0.00%
14	16.67%	10.50%	0.00%	0.00%	0.00%	0.00%
15	8.33%	0.00%	0.00%	0.00%	0.00%	0.00%
16+	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
* The surrender charge duration may vary based on the law in the state where the policy is issued.
Base Policy Specified Amount Decrease
For purposes of determining the applicable surrender charge, requested decreases of the Base Policy Specified Amount will be treated as coming from the most recent increase first. Partial decreases of the Base Policy Specified Amount will result in a proportional surrender charge deduction.
Base Policy Specified Amount decreases that occur as a result of a partial surrender or change in death benefit option will not be assessed a surrender charge at the time of the policy change. Instead, the surrender charge associated with the policy change will be deferred and will continue to reduce over time. If the policy is subsequently terminated by a complete surrender or Lapse, all surrender charges, including any deferred surrender charge, will be deducted.
Surrender Charge Waiver
Nationwide will waive the surrender charge if the policy owner elects to surrender the policy in exchange for a plan of permanent fixed life insurance offered by Nationwide, as described in the Exchanging the Policy section, subject to the following:
•	the exchange and waiver are subject to new evidence of insurability and Nationwide’s underwriting approval; and
•	the policy owner has not invoked any of these Riders:
❍	Premium Waiver Rider
❍	Waiver of Monthly Deductions Rider
❍	Long-Term Care Rider II, or
❍	Long-Term Care Rider
Cost of Insurance Charge
A Cost of Insurance Charge is deducted monthly as described in How Monthly Charges are Deducted. The charge is intended to cover Nationwide’s expenses associated with providing expected mortality benefits to be paid under the policy, compensation for assuming lapse and investment risks, with a margin for profit and overall expenses.

The Cost of Insurance Charge is the product of the Net Amount At Risk and the cost of insurance rate. The Net Amount At Risk for an In Force policy will vary by factors including the Base Policy Specified Amount, Total Specified Amount (if applicable), death benefit option, elected life insurance qualification test, and the policy’s Cash Value, including Investment Experience, interest crediting, payment of Premium, partial surrenders, and policy and Rider charges. The cost of insurance rate will vary by the Insured's sex, issue age, underwriting class, any Substandard Ratings, how long the policy has been In Force, and the Base Policy Specified Amount and Total Specified Amount (if applicable). The cost of insurance rates are based on Nationwide’s expectations as to future mortality and expense experience, investment earnings, persistency, and taxes. Current and guaranteed monthly cost of insurance rates generally increase year over year to reflect expectations that mortality and underwriting risks generally increase as the Insured's Attained Age and the length of time the Policy has been In Force increase.
There will be a separate cost of insurance rate for the initial Base Policy Specified Amount and any Base Policy Specified Amount increase. The cost of insurance rate(s) will never be greater than what is shown in the Policy Specification Pages.
Flat Extras and Substandard Ratings
Nationwide may inquire about the occupation and activities of the Insured through the underwriting process. If the activities or occupation of the Insured cause an increased health or accident risk, it may result in the Insured receiving a Substandard Rating. If this is the case, Nationwide may add an additional component to the Cost of Insurance Charge called a "Flat Extra Charge." The Flat Extra Charge accounts for the increased risk of providing life insurance when one or more of these factors apply to the Insured. The Flat Extra Charge is a component of the total Cost of Insurance Charge, so if applied it will be deducted from Cash Value on the Policy Date and each Policy Monthaversary. The monthly Flat Extra Charge is between $0.00 and $2.08 per $1,000 of the Net Amount At Risk. If a Flat Extra Charge is applied, it is shown in the Policy Specification Pages. In no event will the Flat Extra Charge result in the Cost of Insurance Charge exceeding the maximum charge shown in In Summary: Fee Tables.
Nationwide will uniformly apply a change in any cost of insurance rate for Insureds of the same age, sex, underwriting class, Substandard Ratings, Base Policy Specified Amount, and Total Specified Amount (if applicable), if the policies have been In Force for the same length of time. If a change in the cost of insurance rates causes an increase to a policy’s Cost of Insurance Charge, the policy's Cash Value could decrease. If a change in the cost of insurance rates causes a decrease to the policy’s Cost of Insurance Charge, the policy's Cash Value could increase.
Percent of Sub-Account Value Charge
The Percent of Sub-Account Value Charge is deducted monthly as described in How Monthly Charges are Deducted. The charge may vary by policy based on the amount of Cash Value allocated to the Sub-Accounts and the length of time the policy has been In Force. The charge is intended to compensate Nationwide for assuming the risk associated with mortality, operational expenses, regulatory changes, and state and federal taxes, with a margin for profit and overall expenses. This charge is in addition to any charges assessed by the mutual funds underlying the Sub-Accounts.
The maximum guaranteed Percent of Sub-Account Value Charge is equal to an annualized rate of $5.00 per $1,000 of all Cash Value allocated among the policy’s Sub-Accounts for all policy years. The Percent of Sub-Account Value Charge that is currently assessed is $0.00.
This means that on a current basis, the Percent of Sub-Account Value Charge rate will decrease the longer the policy remains In Force and as greater amounts of Cash Value are allocated to the Sub-Accounts, subject to allocation of sufficient dollar amounts to qualify for the lower current rates.
Administrative Per Policy Charge
An administrative charge is deducted monthly as described in How Monthly Charges are Deducted. The charge is intended to compensate Nationwide for the costs of maintaining the policy, including accounting and record-keeping. The charge is currently $10 per month in all policy years. The maximum guaranteed charge is $20 per month in all policy years.
Per $1,000 of Specified Amount Charge
A per $1,000 of Specified Amount charge is deducted monthly as described in How Monthly Charges are Deducted. The per $1,000 of Specified Amount charge is intended to compensate Nationwide for expenses associated with sales, underwriting, distribution, and issuance of the policy, with a margin for profit and overall expenses.

The Base Policy Specified Amount in effect on the Policy Date and any increase of the Base Policy Specified Amount will each have their own respective charge rate. Once a charge rate has been established for a Base Policy Specified Amount segment of coverage, it will remain the same for the life of the policy regardless of any changes to the policy. The guaranteed maximum charge rate is stated in the Policy Specification Pages. On a current basis, we may charge less than the guaranteed maximum rate.
The monthly per $1,000 of Specified Amount charge rate for each Base Policy Specified Amount segment of coverage may vary by the Base Policy Specified Amount, Total Specified Amount and Insured’s Attained Age, death benefit option, sex, rate class, rate type, and any Substandard Ratings in effect on the Policy Date or effective date of an increase.
Monthly per $1,000 of Specified Amount charge rates are generally lower for Insureds who are younger and in good health and larger Total Specified Amounts. A policy owner should request an illustration from his/her registered representative to determine how various levels of coverage, and Death Benefit option impact the cost of the policy.
The charge is calculated by dividing the Base Policy Specified Amount in effect on the Policy Date, and the amount of each increase in the Base Policy Specified Amount at the time the segment of coverage was created, by $1,000. The results are then multiplied by the applicable respective charge rates. The charges for each Base Policy Specified Amount segment, when added together, will equal the total monthly per $1,000 of Specified Amount charge. The charge for a segment of coverage will not be reduced or removed even if the associated segment of coverage is later decreased or removed.
Nationwide may assess the monthly per $1,000 of Specified Amount charge in all policy years on a guaranteed basis. Currently, the charge is assessed for 15 years measured from the Policy Date for the initial Base Policy Specified Amount or the effective date of any increase of the Base Policy Specified Amount.
Mutual Fund Operating Expenses
In addition to the policy charges, there are also charges associated with the mutual funds in which the Sub-Accounts invest. Policy owners do not pay these charges directly, but these charges do affect the value of the assets allocated to the Sub-Accounts because these charges are reflected in the underlying mutual fund prices that Nationwide subsequently uses to value Sub-Account units. The underlying mutual funds' prospectuses contain additional information about these charges. Policy owners may contact the Service Center to receive, free of charge, copies of the prospectuses for any of the underlying mutual funds available under the policy.
Reduction of Charges
The policy may be purchased by individuals, corporations, and other entities. Nationwide may reduce or eliminate certain charges (Percent of Premium Charge, Surrender Charge, administrative charges, Cost of Insurance Charge, or other charges) where the size or nature of the group allows Nationwide to realize savings with respect to sales, underwriting, administrative, or other costs. Where prohibited by state law, Nationwide will not reduce charges associated with the policy.
Nationwide determines the eligibility and the amount of any reduction by examining a number of factors, including: the number of policies owned with different insureds; the total premium Nationwide expects to receive; the total cash value of commonly owned policies; the nature of the relationship among individual insureds; the purpose for which the policies are being purchased; the length of time Nationwide expects the individual policies to be in force; and any other circumstances which are rationally related to the expected reduction in expenses.
Nationwide may lower commissions to the selling broker-dealer and/or increase charge back of commissions paid for policies sold with reduced or eliminated charges. Policy owners should consult with a registered representative about reductions available and, where appropriate, obtain an illustration demonstrating the impact of any reduced charges on the policy.
Nationwide may change both the extent and the nature of the charge reductions. Any charge reductions will be applied in a way that is not unfairly discriminatory to policy owners and will reflect the differences in costs of services provided.
Entities considering purchasing the policy should note that in 1983, the U.S. Supreme Court held in Arizona Governing Committee v. Norris that certain annuity benefits provided by employers' retirement and fringe benefit programs may not vary between men and women on the basis of sex. The policies are based upon actuarial tables that distinguish between men and women unless the purchaser is an entity and requests non-sex distinct tables be used for underwriting. The policies generally provide different benefits to men and women of the same age. Accordingly, employers and employee organizations should consider, in consultation with legal counsel, the impact of Norris on any employment related insurance or benefit program before purchasing the policy.

A Note on Charges
During a policy's early years, the expenses Nationwide incurs in distributing and establishing the policy exceed the deductions. Nevertheless, Nationwide expects to make a profit over time because variable life insurance is intended to be a long-term financial investment. Accordingly, Nationwide has designed the policy with features and investment options that it believes support and encourage long-term ownership.
Nationwide makes many assumptions and accounts for many economic and financial factors when establishing the policy's fees and charges. The following is a discussion of some of the factors that are relevant to the policy's pricing structure.
Distribution, Promotional, and Sales Expenses
Distribution, promotional, and sales expenses include amounts paid to broker-dealer firms as commissions, expense allowances, and marketing allowances. Nationwide refers to these expenses collectively as "total compensation."
Nationwide has the ability to customize the total compensation package of its broker-dealer firms. Nationwide may vary the form of compensation paid or the amounts paid as commission, expense allowance, or marketing allowance; however, the total premium based compensation will not exceed the maximum (135% of first year Premiums and 3% of renewal Premium after the first year). Commission may also be paid on a levelized basis. If a levelized commission is paid, it will not exceed 75% of the first year Premium and 25% of renewal Premium after the first year. Commission may also be paid as an asset-based amount instead of a Premium-based amount. If an asset-based commission is paid, it will not exceed 0.40% of the non-loaned Cash Value per year.
Marketing allowance is based on a firm’s ability and demonstrated willingness to promote and market Nationwide’s products. How any marketing allowance is spent is determined by the firm, but generally will be used to finance firm activities that may contribute to the promotion and marketing of Nationwide’s products.
The actual amount and/or forms of total compensation paid depend on factors such as the level of premiums Nationwide receives from respective broker-dealer firms and the scope of services the firms provide. Some broker-dealer firms may not receive maximum total compensation.
Individual registered representatives typically receive a portion of the commissions/total compensation paid, depending on their arrangement with their broker-dealer firm. Policy owners should consult the registered representative to know the exact compensation arrangement associated with this policy.
Information on Underlying Mutual Fund Service Fee Payments
Nationwide's Relationship with the Underlying Mutual Funds
The underlying mutual funds incur expenses each time they sell, administer, or redeem their shares. The separate account aggregates policy owner purchase, redemption, and transfer requests and submits net or aggregated purchase/redemption requests to each underlying mutual fund daily. The separate account (not the policy owners) is the underlying mutual fund shareholder. When the separate account aggregates transactions, the underlying mutual fund does not incur the expense of processing individual transactions it would normally incur if it sold its shares directly to the public. Nationwide incurs these expenses instead.
Nationwide also incurs the distribution costs of selling the policy (as discussed above), which benefit the underlying mutual funds by providing policy owners with Sub-Account options that correspond to the underlying mutual funds.
An investment advisor or subadvisor of an underlying mutual fund or its affiliates may provide Nationwide or its affiliates with wholesaling services that assist in the distribution of the policy and may pay Nationwide or its affiliates to participate in educational and/or marketing activities. These activities may provide the advisor or subadvisor (or their affiliates) with increased exposure to persons involved in the distribution of the policy.
Types of Payments Nationwide Receives
In light of the above, the underlying mutual funds or their affiliates make certain payments to Nationwide or its affiliates (the "payments"). The amount of these payments is typically based on a percentage of assets invested in the underlying mutual funds attributable to the policies and other variable policies Nationwide and its affiliates issue, but in some cases may involve a flat fee. These payments are made for various purposes, including payments for the services provided and expenses incurred by the Nationwide companies in promoting, marketing and administering the policies and underlying funds. Nationwide may realize a profit on the payments received.

Nationwide or its affiliates receive the following types of payments:
•	Underlying mutual fund 12b-1 fees, which are deducted from underlying mutual fund assets;
•	Sub-transfer agent fees or fees pursuant to administrative service plans adopted by the underlying mutual fund, which may be deducted from underlying mutual fund assets; and
•	Payments by an underlying mutual fund's advisor or subadvisor (or its affiliates). Such payments may be derived, in whole or in part, from the advisory fee, which is deducted from underlying mutual fund assets and is reflected in mutual fund charges.
Furthermore, Nationwide benefits from assets invested in affiliated underlying mutual funds (i.e., Nationwide Variable Insurance Trust) because these affiliates receive compensation from the underlying mutual funds for investment advisory, administrative, transfer agency, distribution, and/or other services provided. Overall, Nationwide may receive more revenue with respect to affiliated underlying mutual funds than unaffiliated underlying mutual funds.
Nationwide took into consideration the anticipated mutual fund service fee payments from the underlying mutual funds when it determined the charges imposed under the policies (apart from fees and expenses imposed by the underlying mutual funds). Without these mutual fund service fee payments, Nationwide would have imposed higher charges under the policy.
Amount of Payments Nationwide Receives
For the year ended December 31, 2016, the underlying mutual fund service fee payments Nationwide and its affiliates received from the underlying mutual funds did not exceed 0.75% (as a percentage of the average daily net assets invested in the underlying mutual funds) offered through the policy or other variable policies that Nationwide and its affiliates issued. Payments from investment advisors or subadvisors to participate in educational and/or marketing activities have not been taken into account in this percentage.
Most underlying mutual funds or their affiliates have agreed to make payments to Nationwide or its affiliates, although the applicable percentages may vary from underlying mutual fund to underlying mutual fund and some may not make any payments at all. Because the amount of the actual payments Nationwide or its affiliates receive depends on the assets of the underlying mutual funds attributable to the policy, Nationwide and its affiliates may receive higher payments from underlying mutual funds with lower percentages (but greater assets) than from underlying mutual funds that have higher percentages (but fewer assets).
For policies owned by an employer sponsored retirement plan subject to ERISA, upon a plan trustee’s request, Nationwide will provide a best estimate of plan-specific, aggregate data regarding the amount of underlying mutual fund service fee payments Nationwide received in connection with the plan’s investments either for the previous calendar year or plan year, if the plan year is not the same as a calendar year.
Identification of Underlying Mutual Funds
Nationwide may consider several criteria when identifying the underlying mutual funds, including some or all of the following: investment objectives, investment process, investment performance, risk characteristics, investment capabilities, experience and resources, investment consistency, fund expenses, asset class coverage, the strength of the adviser’s or sub-adviser’s reputation and tenure, brand recognition, and the capability and qualification of each investment firm. Other factors Nationwide may consider during the identification process are: whether the underlying mutual fund's advisor or sub-advisor is a Nationwide affiliate; whether the underlying mutual fund or its service providers (e.g., the investment advisor or sub-advisors), or its affiliates will make mutual fund service fee payments to Nationwide or its affiliates in connection with certain administrative, marketing, and support services; or whether affiliates of the underlying mutual fund can provide marketing and distribution support for sales of the policies. For additional information on these arrangements, see Types of Payments Nationwide Receives. Nationwide reviews the funds periodically and may remove a fund or limit its availability to new contributions and/or transfers of account value if we determine that a fund no longer satisfies one or more of the selection criteria, and/or if the fund has not attracted significant allocations from policy owners.
There may be underlying mutual funds with lower fees and expenses, as well as other variable policies that offer underlying mutual funds with lower fees and expenses. Policy owners should consider all of the fees and charges of the policy in relation to its features. Higher policy fees and charges and underlying mutual fund fees and expenses have a direct effect on the policy’s investment performance.

Policy Riders and Rider Charges
Policy owners may purchase one or more of the policy’s Riders. There may be additional charges assessed for elected Riders, see In Summary: Fee Tables. The availability, operation, and benefits of the Riders may vary by the state where the policy is issued.
Rider charges are assessed starting on the Policy Date and each Policy Monthaversary by taking deductions from the Cash Value. If a Rider is elected after the Policy Date, Rider charges will begin to be deducted on the first Policy Monthaversary after Nationwide approves the request unless the policy owner requests and Nationwide approves a different date.
Rider charges compensate Nationwide for the services and benefits provided, the costs and expenses incurred, and the risks assumed by Nationwide associated with offering the Riders. Nationwide may generate a profit from any of the Rider charges.
The maximum and minimum/current Rider charges are stated in the Fee Tables, see In Summary: Fee Tables.
Note: The charge and/or benefits received under certain Riders may be treated as a distribution from the policy for income tax purposes, see Periodic Withdrawals, Non-Periodic Withdrawals in Taxes, and Policy Loans.
Overloan Lapse Protection Rider
A policy owner is able to prevent the policy from Lapsing due to Indebtedness by invoking the Overloan Lapse Protection Rider, which provides a guaranteed paid-up insurance benefit. The Rider is designed to enable the policy owner of a policy with a substantially depleted Cash Value, due to Indebtedness, to potentially avoid the negative tax consequences associated with Lapsing the policy.
Note: Neither the IRS nor the courts have ruled on the tax consequences of invoking the Overloan Lapse Protection Rider. It is possible that the IRS or a court could assert that the Indebtedness should be treated as a distribution, all or a portion of which could be taxable when the Rider is invoked. Consult with a tax advisor regarding the risks associated with invoking this Rider.
Availability
All policies for which the guideline premium/cash value corridor life insurance qualification test is elected will automatically receive the Overloan Lapse Protection Rider (state law permitting). The Rider is dormant until specifically invoked by the policy owner, at which time a one-time charge is assessed.
This Rider is not available for policies for which the cash value accumulation life insurance qualification test was elected.
Eligibility
The policy owner is eligible to invoke the Rider upon meeting the following conditions:
•	Indebtedness reaches a certain percentage of the policy's Cash Value (the percentage will range from 95% to 99% based upon the life insurance qualification test and the Insured's Attained Age);
•	The Insured is Attained Age 75 or older;
•	The policy is currently In Force and has been In Force for at least 15 years;
•	The policy's Cash Value is at least $100,000; and
•	All amounts available for partial surrender not subject to federal income tax have been taken.
The first time the policy's Indebtedness reaches the percentage that makes the policy eligible for the Rider, Nationwide will notify the policy owner of the policy's eligibility to invoke the Rider. The letter will also describe the Rider, its cost, and its guaranteed benefits. The Rider may be invoked at any time, provided that the above conditions are met.
Impact on Other Riders and the Policy
When this Rider is invoked, all other In Force Riders will terminate. An election to invoke the Overloan Lapse Protection Rider is irrevocable.
Additionally, Nationwide will adjust the policy as follows:
(1)	If not already in effect, the death benefit option will be changed to Death Benefit Option 1.

(2)	The Total Specified Amount will be adjusted to equal the lesser of: (1) the Total Specified Amount immediately before the Rider was invoked; or (2) the Total Specified Amount that will cause the Death Benefit to equal the Minimum Required Death Benefit immediately after the charge for the Rider is deducted. This "new" Total Specified Amount will be used to calculate the Death Benefit pursuant to The Death Benefit provision.
(3)	Any non-loaned Cash Value (after deduction of the Overloan Lapse Protection Rider charge) will be transferred to the Fixed Account, where it will earn the minimum guaranteed fixed interest rate of the base policy (shown in the Policy Specification Pages).
After the above adjustments are made, the Indebtedness will continue to grow at the policy's loan charged rate, and the amount in the policy loan account will continue to earn interest at the policy's loan crediting rate. No additional policy charges will be assessed. No further loans may be taken from the policy and no withdrawals may be taken from the policy (except for a full policy surrender). Cash Value may not be transferred out of the Fixed Account. The Death Benefit will be the greater of the Total Specified Amount or the Minimum Required Death Benefit. The policy will remain as described above for the duration of the policy.
Overloan Lapse Protection Rider Charge
The Overloan Lapse Protection Rider Charge is a one-time charge deducted at the time the Rider is invoked, and is assessed against the Cash Value allocated to the Sub-Accounts and the fixed investment options. The charge is intended to cover the administrative costs and to compensate Nationwide for the risks associated with the Rider's guaranteed paid-up death benefit. The charge is the product of the policy's Cash Value and an age-based factor ranging from 0.15% to 15.70% as shown in the Policy Specification Pages.
If the Cash Value less Indebtedness is insufficient to satisfy the charge, the Rider cannot be invoked without repaying enough Indebtedness to cover the charge.
Invoking the Rider could reduce the amount of Proceeds payable when the Death Benefit depends on Cash Value. Additionally, any benefits paid pursuant to this Rider will reduce the Cash Surrender Value.
Children's Term Insurance Rider
Subject to underwriting approval, a policy owner may purchase term life insurance on the Insured's children at any time while the policy is In Force. If an insured child dies while the policy is In Force and before the Maturity Date, the policy pays a benefit to the named beneficiary. The insurance coverage for each insured child will continue (as long as the policy is In Force) until the earlier of: (1) the policy anniversary on or next following the date the Insured's child turns age 22; or (2) the policy anniversary on which the Insured reaches Attained Age 65. Subject to certain conditions specified in the Rider, the Rider may be converted into a policy on the life of the insured child without evidence of insurability. The Rider will be effective until the Rider's term expires, until the benefit is paid, the policy terminates, or until the Rider is terminated by written request to the Service Center. When a written request to terminate the Rider is received, termination will be effective the Policy Monthaversary coinciding with or next following receipt of the written request to terminate by the Service Center. Upon termination of the Rider, benefits will no longer be available and the Rider charge will no longer be assessed.
Children’s Term Insurance Rider Charge
A monthly Children's Term Insurance Rider Charge will be deducted if this Rider is elected. The Children’s Term Insurance Rider Charge compensates Nationwide for providing term insurance on the lives of each Insured child. The Rider charge is $0.43 per $1,000 of the Children's Term Insurance Rider's Specified Amount and will be assessed as long as the policy is In Force and the Rider is in effect. The Rider charge will be the same, even if the number of children covered under the Rider changes. Nationwide may decline a request to add another child based on underwriting standards.
The Children’s Term Insurance Rider Charge is deducted monthly as described in How Monthly Charges are Deducted. Because the Children’s Term Insurance Rider Charge is deducted from the policy's Cash Value, purchasing this Rider could reduce the amount of Proceeds payable when the Death Benefit depends on Cash Value.

Long-Term Care Rider II
Subject to Nationwide's underwriting approval, the Long-Term Care Rider II may be purchased at any time while the policy is In Force. Underwriting and approval of the Rider are separate and distinct from underwriting and approval of the policy and Additional Term Insurance Rider. Therefore, it is possible that the underwriting risk class for the Rider could differ from the policy and Additional Term Insurance Rider or that an Insured could qualify for the policy and Additional Term Insurance Rider and still be declined for this Rider.
There is a right to cancel associated with the Rider. Within 30 days of receipt of the Rider, the policy owner may return it to the sales representative who sold it, or to the Service Center. The Rider will be void and related charges will be credited to the policy, see Right to Cancel (Examination Right).
State regulation of long-term care benefits will result in differences in this Rider's name, covered services, criteria for eligibility of benefit payment, cost of insurance charge factors, maximum monthly benefit amounts, minimum monthly benefit amounts, and availability of minimum Death Benefit Proceeds, see Minimum Long-Term Care Rider II Death Benefit Proceeds. State variations are subject to change without notice at any time. Contact the Service Center to obtain a copy of the Rider applicable to the policy.
Long-Term Care Rider II Benefit
The benefit associated with the Rider is that, upon the Insured meeting certain eligibility requirements, the policy owner is paid a monthly benefit. Benefit payments represent an advance of a portion of the Total Specified Amount that will ultimately reduce the Cash Surrender Value and Death Benefit. The benefits paid under this Rider are intended to be "qualified long-term care insurance" under federal tax law, and generally will not be taxable to the policy owner, see Taxes. See a tax advisor about the use of this rider. The benefit associated with the Rider may not cover all long-term care costs incurred. The Long-Term Care Rider II has no Cash Surrender Value and no loan value.
This Long-Term Care Specified Amount elected must be at least $100,000 and no more than the maximum dollar amount determined in underwriting and stated in the Policy Specification Pages. The maximum monthly benefit, which is determined by Nationwide at the time of benefit payment, will be the lesser of:
(1)	an elected percentage, 2%, 3%, or 4% of Long-Term Care Specified Amount in effect; or
(2)	twice the applicable per diem amount allowed by the Health Insurance Portability and Accountability Act (HIPAA) multiplied by thirty; or
(3)	1/12 of the maximum lifetime long-term care benefit, which is the lesser of the Long-Term Care Specified Amount or the Total Specified Amount minus Indebtedness
The maximum lifetime benefit and maximum monthly benefit are subject to change if there are changes to the Long-Term Care Specified Amount, Base Policy Specified Amount or Total Specified Amount, changes to the HIPAA per diem amount, or Indebtedness.
A policy owner may request to receive a monthly benefit less than the maximum monthly benefit subject to any minimum monthly benefit stated in the Policy Specification Pages. Choosing a lesser amount could extend the length of the benefit period of the Rider. However, the monthly benefit is not cumulative; taking less than the maximum monthly benefit in one month does not increase the benefit amount available in succeeding months.
Invoking the Rider
To invoke this Rider, the Insured must be certified by a licensed health care practitioner within the previous twelve months as: (1) having a severe cognitive impairment; or (2) unable to perform without substantial assistance at least two of the following activities of daily living: bathing, continence, dressing, eating, using the toilet facilities, or transferring (moving into or out of bed, chair, or wheelchair) for a period of at least 90 days. The Insured must also be receiving qualified long-term care services specified in a plan of care submitted to Nationwide. At least every twelve months, the Insured must be recertified and an updated plan of care submitted. Nationwide has the right to verify that all of the criteria for eligibility have been satisfied, including review of the Insured's medical records and physical examinations of the Insured.
In addition, a 90-day waiting period beginning the day after the Insured begins receiving qualified long-term care services, referred to as an "elimination period," must be satisfied before benefits are paid. Benefits will not be retrospectively paid for the elimination period. If the Insured does require qualified long-term care services over a continuous 90 day period, separate periods may be accumulated to satisfy the elimination period, but must be accumulated within a continuous period of 730 days. The elimination period must be satisfied only once while the Rider is in effect.

Note: The Rider does not provide benefits for chronic illness resulting from suicide attempts, the commission of felonies, alcoholism or drug addiction, or war. The Rider also does not cover preexisting conditions not disclosed in the application for the Rider if the need for services begins during the first six months after the Rider effective date.
Impact of Invoking the Long-Term Care Rider II on the Policy and other Riders
While Long-Term Care Rider II benefits are being paid, the following are not permitted: loans, partial Surrenders, changes to the Base Policy Specified Amount or Total Specified Amount, changes in underwriting classification, addition of other Riders, or changes in death benefit option. In addition, the following are applicable:
•	Waiver of the Long-Term Care Rider II Charge: The Long-Term Care Rider II charge will be waived while Long-Term Care Rider II benefits are being paid; however, all other monthly deductions will continue to be charged as long as the policy’s Cash Surrender Value is sufficient.
•	Policy Lapse Protection: To the extent the policy's Cash Surrender Value is insufficient to cover all other monthly deductions while benefits are being paid under the Rider, all monthly deductions will be waived and the policy will not Lapse. This includes monthly deductions for other In Force Riders. Premium requirements for any death benefit guarantee feature of the policy or any elected Rider are not waived. Once the Long-Term Care Rider II benefit is no longer being paid, additional Premium may be necessary to prevent the policy from Lapsing.
•	Death Benefit: If the policy is not being kept In Force by the Rider's policy lapse protection feature at the time of the Insured's death, the total amount of Rider benefits paid will be subtracted from the Total Specified Amount or Cash Value in calculating the Death Benefit.
If the policy is being kept In Force by the Rider's policy lapse protection feature at the time of the Insured's death, the Death Benefit will be calculated using the Long-Term Care Rider Specified Amount. This will reduce the Death Benefit, unless the Long-Term Care Rider Specified Amount equals the Total Specified Amount. The total amount of Rider benefits paid will be subtracted from the Long-Term Care Specified Amount or Cash Value in calculating the Death Benefit. Additionally, no benefits will be paid under the Accidental Death Benefit Rider, if applicable. To avoid any reduction of the Death Benefit the policy owner can continue to pay sufficient Premium to keep the policy In Force without relying on the Policy Lapse Protection feature.
•	Reinstatement: In addition to the terms of reinstatement provided for under the policy, if the policy Lapses while this Rider is In Force and the Insured had cognitive impairment or loss of functional capacity, it may be reinstated within five months without submission of new proof of insurability. Payment of Premium is required as described in Reinstatement.
•	Cash Surrender Value and Policy Loans: The Cash Surrender Value and the amount available for partial surrenders and policy loans will be reduced by the total amount of long-term care benefits paid at the time a request is received.
•	Specified Amount Decreases: Decreases in the Base Policy Specified Amount or Total Specified Amount will result in a corresponding decrease in the Long-Term Care Specified Amount if the Base Policy Specified Amount or Total Specified Amount would otherwise be less than the Long-Term Care Specified Amount after the decrease.
•	Accelerated Death Benefit for Terminal Illness Rider: The total amount of long-term care benefits paid will be subtracted from the Death Benefit amount available to be accelerated if the Insured is terminally ill.
Claims
Written notice of a claim must be given within 30 days after the Insured begins receiving qualified long-term care services. Written proof of claim, consisting of detailed documentation that describes and confirms the Insured is chronically ill and is receiving qualified long-term care services, must be given within 90 days. If Nationwide determines that a benefit trigger has not been met, it will follow internal and external review processes consistent with applicable laws and regulations in the state of issue. The policy owner must give immediate notice when the receipt of qualified long-term care services has ceased or is no longer required. Nationwide, at its own expense, has the right to have the Insured examined as often as it may reasonably require while Long-Term Care Rider II benefits are being paid.
Nationwide may contest claims payments under the Rider for misrepresentations made in the application for the Rider, an application for an increase of the Long-Term Care Specified Amount, or an application to reinstate the Rider after a Lapse.

Long-Term Care Referral Service
If the Rider is elected, the policy owner will have access to a national long-term care services referral network via a toll-free telephone number. Services provided include free consultation and tailored information to assist in implementing a plan of care. There is no obligation to use these services which are currently provided through a third party. There is no separate additional charge for this service. This service is subject to availability and may be modified, suspended, or discontinued at any time upon 30 days written notice.
Terminating the Rider
The Rider will terminate when the policy reaches its original Maturity Date, the Insured dies, the Overloan Lapse Protection Rider is invoked, the policy is terminated, or the Rider is terminated by written request to the Service Center. When a written request to terminate the Rider is received, termination will be effective the Policy Monthaversary coinciding with or next following receipt of the written request to terminate by the Service Center. Upon termination of the Rider benefits will no longer be available, except as described below, and the Rider charge will no longer be assessed. However, the total amount of Rider benefits paid prior to termination will continue to be used in calculation of other policy benefits, see Impact of Invoking the Long-Term Care Rider on the Policy and other Riders.
Long-term care benefits can be claimed after termination, if the Insured was receiving care in a long-term care facility on the date of termination. Eligibility and claims requirements must be met. Payments will end when the maximum lifetime long-term care benefit has been paid.
Long-Term Care Rider II Charge
A monthly charge is deducted from the Cash Value if this Rider is elected. The charge compensates Nationwide for providing long-term care benefits upon the Insured meeting certain eligibility requirements. The Rider charge is the product of a per $1,000 of Long-Term Care Specified Amount charge rate and the Long-Term Care Specified Amount. Each increase of the Long-Term Care Specified Amount will have its own associated charge rate. The long-term care cost of insurance rates are based on Nationwide’s expectations as to the Insured’s potential need for long-term care over time and will vary by the Insured's sex, Issue Age, the effective date of coverage, elected maximum monthly benefit determination percentage, underwriting classification, any Substandard Ratings.
The Long-Term Care Rider II Charge is deducted monthly as described in How Monthly Charges are Deducted. Because the Rider charge is deducted from the Cash Value, electing this Rider could reduce the amount of Proceeds payable when the Death Benefit depends on Cash Value.
Long-Term Care Rider
Availability
This Rider is only available for new or In Force policies in states where the Long-Term Care Rider II is not approved. Contact the Service Center for information regarding availability.
Subject to availability and Nationwide's underwriting approval, the Long-Term Care Rider may be purchased at any time while the policy is In Force. If purchased six months or more after the Policy Date, Nationwide will require new evidence of insurability. Underwriting and approval of the Long-Term Care Rider are separate and distinct from underwriting and approval of the policy and Additional Term Insurance Rider. Therefore, it is possible that the underwriting risk class for the Long-Term Care Rider could differ from the policy and Additional Term Insurance Rider or that an Insured could qualify for the policy and Additional Term Insurance Rider and still be declined for the Long-Term Care Rider.
There is a right to cancel associated with this Rider. Within 30 days of receipt of the Rider, the policy owner may return it to the sales representative who sold it, or to the Service Center. The Rider will be void and related charges will be refunded as a credit to the policy, see Right to Cancel (Examination Right).
State regulation of long-term care benefits will result in differences in this Rider's name, covered services, criteria for eligibility of benefit payment, cost of insurance charge factors, maximum monthly benefit amounts, minimum monthly benefit amounts, and availability of the 10% residual Death Benefit. State variations are subject to change without notice at any time. Contact the Service Center to obtain a copy of the Long-Term Care Rider applicable to the policy.

Long-Term Care Rider Benefit
The benefit associated with the Long-Term Care Rider is that, upon the Insured meeting certain eligibility requirements, the policy owner is paid a monthly benefit to assist with the Insured’s expenses associated with nursing home care or home health care. Benefit payments represent an advance of a portion of the Total Specified Amount which will ultimately reduce the Cash Surrender Value and Death Benefit. The Long-Term Care Rider has no Cash Surrender Value and no loan values.
The Long-Term Care Specified Amount elected must be at least 10% of the Total Specified Amount and no more than 100% of the Total Specified Amount. The maximum monthly benefit, which is determined by Nationwide at the time a request for benefits under the terms of the Rider is submitted, will be the lesser of:
(1)	2% of Long-Term Care Specified Amount in effect; or
(2)	the per diem amount allowed by the Health Insurance Portability and Accountability Act times the number of days in the month.
The maximum lifetime benefit under any combination of home health care benefits and long-term care facility benefits is equal to the lesser of the Long-Term Care Specified Amount or the Total Specified Amount minus Indebtedness.
A policy owner may request to receive a monthly benefit less than the maximum subject to any minimum monthly benefit. Choosing a lesser amount could extend the length of the benefit period of the Long-Term Care Rider.
Decreases in the Total Specified Amount will result in a corresponding decrease in the Long-Term Care Specified Amount only if the Total Specified Amount is less than the Long-Term Care Specified Amount after the decrease.
Invoking the Rider
To invoke this Rider, the Insured must be certified by a licensed health care practitioner as: (1) having a severe cognitive impairment or (2) unable to do at least two of the following activities of daily living: bathing, continence, dressing, eating, using the toilet facilities, or transferring (moving into or out of bed, chair, or wheelchair) for a period of at least 90 days. The Insured must also be receiving qualified long-term care services specified in a plan of care submitted to Nationwide.
In addition, a 90-day waiting period, referred to as an "elimination period," must be satisfied before benefits are paid. Benefits will not be retrospectively paid for the elimination period. The elimination period can be satisfied by any combination of days of long-term care facility stay or days of home health care, as those terms are defined in the Rider. These days of care or services need not be continuous, but must be accumulated within a continuous period of 730 days. The elimination period has to be satisfied only once while the Rider is in effect. The benefit associated with the Rider may not cover all long-term care costs incurred. The benefits paid in association with the Rider are intended to be "qualified long-term care insurance" under federal tax law, and generally will not be taxable to the policy owner, see Taxes. See a tax advisor about the use of this Rider.
Note: The Rider does not provide benefits for chronic illness resulting from suicide attempts, the commission of felonies, alcoholism or drug addiction, non-organic mental or psychoneurotic disorders, or war. The Rider also does not cover preexisting conditions not disclosed in the application if the need for services begins during the first six months after the Rider effective date.
Impact of Invoking the Long-Term Care Rider on the Policy and other Riders
While Long-Term Care Rider benefits are being paid, the following are not permitted: loans, partial Surrenders, changes to the Base Policy Specified Amount or Total Specified Amount, changes in underwriting classification, addition of other Riders, or changes in death benefit option. In addition, the following are applicable:
•	Waiver of the Long-Term Care Rider Charge: The Long-Term Care Rider charge will be waived while Long-Term Care Rider benefits are being paid; however, all other monthly deductions will continue to be charged as long as the policy’s Cash Surrender Value is sufficient.
•	Policy Lapse Protection: To the extent the policy's Cash Surrender Value is insufficient to cover all other monthly deductions while benefits are being paid under the Rider, all monthly deductions will be waived and the policy will not Lapse. This includes monthly deductions for other In Force Riders. Premium requirements for any death benefit guarantee feature of the policy or any elected Rider are not waived. Once the Long-Term Care Rider benefit is no longer being paid, additional Premium may be necessary to prevent the policy from Lapsing.

•	Death Benefit: The total amount of Rider benefits paid will be subtracted from the Total Specified Amount in calculating the Death Benefit. If the remaining Death Benefit is less than 10% of: the base Policy Specified Amount minus any Indebtedness when the Insured dies and the Rider is In Force, a residual Death Benefit of: 10% of the base Policy Specified Amount minus any Indebtedness will be paid.
•	Cash Surrender Value and Policy Loans: The Cash Surrender Value and the amount available for partial surrenders and policy loans will be reduced by the total amount of Long-Term Care benefits paid at the time a request is received.
•	Specified Amount Decreases: Decreases in the Base Policy Specified Amount or Total Specified Amount will result in a corresponding decrease in the Long-Term Care Specified Amount if the Base Policy Specified Amount or Total Specified Amount would otherwise be less than the Long-Term Care Specified Amount after the decrease.
•	Accelerated Death Benefit for Terminal Illness Rider: The total amount of long-term care benefits paid will be subtracted from the Death Benefit amount available to be accelerated if the Insured is terminally ill.
Terminating the Rider
This Rider will terminate when the policy matures, the Insured dies, the Overloan Lapse Protection Rider is invoked, the policy is terminated, or the Rider is terminated by written request to the Service Center. When a written request to terminate the Rider is received, termination will be effective the Policy Monthaversary coinciding with or next following receipt of the written request to terminate by the Service Center. Upon termination of the Rider, benefits will no longer be available and the Rider charge will no longer be assessed.
Long-Term Care Referral Service
If the Rider is elected, the Insured will have access to a national long-term care services referral network via a toll-free telephone number. Services include free consultation and tailored information to assist in planning and implementing a plan of care. There is no obligation to use these services which are currently provided through a third party. There is no separate additional charge for this service. This service is subject to availability and may be modified, suspended, or discontinued at any time upon 30 days written notice.
If the Rider is elected, the policy owner will have access to a national long-term care services referral network via a toll-free telephone number. Services provided include free consultation and tailored information to assist in implementing a plan of care. There is no obligation to use these services which are currently provided through a third party. There is no separate additional charge for this service. This service is subject to availability and may be modified, suspended, or discontinued at any time upon 30 days written notice.
Claims
Written notice of a claim must be given within 30 days after the Insured begins receiving qualified long-term care services. Written proof of claim, consisting of detailed documentation that describes and confirms the Insured is chronically ill and is receiving qualified long-term care services, must be given within 90 days. If Nationwide determines that a benefit trigger has not been met, it will follow internal and external review processes consistent with applicable laws and regulations in the state of issue. The policy owner must give immediate notice when the receipt of qualified long-term care services has ceased or is no longer required. Nationwide, at its own expense, has the right to have the Insured examined as often as it may reasonably require while Long-Term Care Rider benefits are being paid.
Nationwide may contest claims payments under the Rider for misrepresentations made in the application for the Rider, an application for an increase of the Long-Term Care Specified Amount, or an application to reinstate the Rider after a Lapse.
Long-Term Care Rider Charge
A monthly charge is deducted from the Cash Value if this Rider is elected. The charge compensates Nationwide for providing long-term care benefits upon the Insured meeting certain eligibility requirements. The Rider Charge is the product of a long-term care cost of insurance rate and the lesser of the Long-Term Care Rider's Specified Amount and the policy's Net Amount At Risk. The long-term care cost of insurance rate is based on Nationwide’s expectations as to the Insured’s potential need for long-term care over time and will vary by the Insured's sex, Attained Age (in some states Issue Age), underwriting class, and any Substandard Ratings.
The Long-Term Care Rider Charge is deducted monthly as described in How Monthly Charges are Deducted. Because the Rider Charge is deducted from the Cash Value, electing this Rider could reduce the amount of Proceeds payable when the Death Benefit depends on Cash Value. Additionally, any benefits paid pursuant to this Rider will reduce the Cash Surrender Value and Death Benefit.

Spouse Life Insurance Rider
The benefit associated with the Spouse Life Insurance Rider is a death benefit payable upon the death of the spouse named on the application ("Insured Spouse") to the designated beneficiary. If no beneficiary is designated, the benefit is payable to the Insured.
This Rider may be purchased at any time while the policy is In Force, subject to underwriting approval and the following age restrictions:
•	the Insured must be between Attained Age 21 and 59 (this Rider is no longer available on or after the policy anniversary on which the Insured reaches Attained Age 59); and
•	the Insured Spouse must be between Attained Age 18 and 69 at the time this Rider is elected.
This Rider will terminate on the earliest of: the policy anniversary on which the Insured Spouse reaches Attained Age 70, the date the Overloan Lapse Protection Rider is invoked, the date the Rider is converted to a new policy, the date the policy matures or otherwise terminates, or the Rider is terminated by written request to the Service Center. When a written request to terminate the Rider is received, termination will be effective the Policy Monthaversary coinciding with or next following receipt of the written request to terminate by the Service Center. Upon termination of the Rider, benefits will no longer be available and the Rider charge will no longer be assessed.
This Rider has a conversion right. The Insured Spouse may exchange this Rider's benefit for a level premium, level benefit, permanent plan of whole life insurance, subject to limitations.
Upon conversion, the Cash Value of the policy to which this Rider is attached will not be affected. No evidence of the Insured Spouse’s insurability is required for conversion. The following are required to exercise this conversion right:
(1)	the request must be submitted in writing to the Service Center;
(2)	the conversion right must be exercised while both:
(a)	the policy and Rider are In Force and not in a Grace Period (if the Insured under the policy dies anytime while this policy and Rider are In Force, the conversion must be applied for within 90 days after Nationwide receives proof of death for the Insured); and
(b)	prior to the Rider anniversary date on which the Insured Spouse reaches Attained Age 66;
(3)	the amount of coverage available for any new policy purchased under this right of conversion is subject to the following:
(a)	the coverage amount of the new policy must be for the greater of $10,000 or the minimum amount available for the new policy under Nationwide’s policy issuance guidelines at the time; but
(b)	no more than 100% of the Spouse Life Insurance Rider Specified Amount;
(4)	the new policy must be for a plan of insurance Nationwide is issuing on the date of conversion;
(5)	the Premium for the new policy will be based on the rates in effect on the date of conversion;
(6)	the Premium rate for the new policy will be based on the Attained Age of the Insured Spouse on the date of conversion, the same class of risk as this Rider, if available, and the rates in use at that time. If this Rider's risk class is not available for the new policy, the next best risk class available will apply; and
(7)	no supplemental benefits or additional coverage may be added without evidence of the Insured Spouse's insurability and Nationwide’s consent.
The effective date of the new policy will be the date of conversion. The incontestability and suicide periods of the new policy will start on the effective date of this Rider.
Spouse Life Insurance Rider Charge
A monthly Rider charge is deducted if this Rider is elected. The Spouse Life Insurance Rider Charge compensates Nationwide for providing term insurance on the life of the Insured Spouse. The Rider charge is the product of the Spouse Life Insurance Rider's Specified Amount and the Insured Spouse life insurance cost of insurance rate. The Insured Spouse life insurance cost of insurance rate is based on Nationwide’s expectations as to the mortality of the Insured Spouse. The Insured Spouse life insurance cost of insurance rate will vary by the Insured Spouse's sex, Attained Age, underwriting class, any Substandard Ratings, and the Spouse Life Insurance Rider's Specified Amount.

The Spouse Life Insurance Rider Charge is deducted monthly as described in How Monthly Charges are Deducted. Because the Spouse Life Insurance Rider Charge is deducted from Cash Value, purchasing this Rider could reduce the amount of Proceeds payable when the Death Benefit depends on Cash Value. Decreases in the Base Policy Specified Amount may result in a corresponding decrease in the Spouse Life Insurance Rider's Specified Amount.
Accelerated Death Benefit for Terminal Illness Rider
The benefit associated with the Accelerated Death Benefit for Terminal Illness Rider is the ability to accelerate receipt of a portion of the Base Policy Specified Amount in the form of a one-time, lump sum, advance payment if the Insured has a non-correctable terminal illness. A terminal illness is an illness diagnosed by a licensed physician where the Insured’s remaining life expectancy is 12 months or less (24 months or less in some states). The accelerated death benefit payment can be used for any purpose.
The Rider is elected and therefore attached to the policy at the time a claim is made and approved by Nationwide. The Rider is effective on the date Nationwide approves the claim.
Note: The receipt of accelerated death benefits may be taxable. The eligibility of the recipient to receive Medicaid or other government provided benefits may be adversely impacted. Prior to accepting accelerated death benefits, a tax advisor and applicable social service agencies should be consulted. The following restrictions on coverage apply to the Rider:
•	The Rider only applies to coverage on the Insured under the base policy. It does not apply to any available Riders or insureds named under such Riders.
•	The effective date of the Rider must be at least two years before the Maturity Date.
•	Benefit amounts to be accelerated must not be subject to the policy’s incontestability period (two years from the date coverage is effective).
•	Requested Percentage must not exceed fifty percent (50%) of the Base Policy Specified Amount.
•	The Base Policy Specified Amount after processing of the acceleration request on the Rider effective date must be greater than or equal to the minimum Base Policy Specified Amount for the policy. In addition, Nationwide reserves the right to require the remaining Base Policy Specified Amount to be at least $50,000 after processing of the acceleration request on the Rider effective date.
•	The amount of the accelerated death benefit payment must be at least $10,000.
•	A signed acknowledgment of concurrence with the payment must be received from all assignees, irrevocable beneficiaries, and other interested parties under the policy.
•	The accelerated Death Benefit may not be used if it is subject under law to the claims of any creditors.
If the accelerated death benefit payment is made, policy values including Base Policy Specified Amount, Cash Value, Indebtedness (if any), required Premium (if any), and policy charges WILL BE REDUCED on the Rider effective date. Consequently, policy values on which other policy features and benefits available under other Riders are based will also be reduced. Nationwide will provide a Rider specification page that shows the effect of the Unadjusted Accelerated Death Benefit Payment on policy values.
Accelerated Death Benefit for Terminal Illness Rider Charges
Two charges are assessed in connection with the Rider at the time the benefit payment is processed: an Administrative Expense Charge and a Rider Charge. The Administrative Expense Charge will be deducted from the Unadjusted Accelerated Death Benefit Payment to compensate Nationwide for claims processing and other administrative expenses.
The Rider Charge has two components: the interest rate discount component and the risk charge component. The risk charge component is not applicable in some states. The interest rate discount compensates Nationwide for acceleration of the payment of the Base Policy Specified Amount. It adjusts the Base Policy Specified Amount to its present value. The interest rate discount is shown on the Rider specification page.
The interest rate used for the interest rate discount component will never be greater than 15%. The interest rate is calculated using the greater of: (1) the current yield on 90-day treasury bills; or (2) the maximum statutory adjustable loan interest rate which is the greater of the Moody’s Corporate Bond Yield – Monthly Average Corporates or the Guaranteed Cash Surrender Value Interest Rate plus 1%. In the event that Moody’s Corporate Bond Yield- Monthly Average Corporates is no longer published, Nationwide will use a substantially similar average, established by the applicable state’s insurance Commissioner.

The risk charge component of the Rider Charge reflects the premature payment of a portion of the policy’s Death Benefit, Cost of Insurance Charge, and other policy charges that would have been due for coverage corresponding to the accelerated death benefit payment during the 12-month period following the Rider effective date. The risk charge component also covers the risk that the Insured might live longer than a 12-month period. The risk charge component is equal to the Unadjusted Accelerated Death Benefit Payment times the risk charge percentage shown on the Rider specification page. The maximum risk charge percentage is 5%.
This Rider provides a ten day right to cancel (examination right). If the Rider is canceled and the benefit payment is returned, the Rider charges will be refunded to the policy.
Calculation of the Accelerated Death Benefit
When making a claim for acceleration of the Death Benefit, a policy owner must elect a percentage of the Base Policy Specified Amount to receive. This elected percentage of the Base Policy Specified Amount is referred to as the "Requested Percentage".
The net amount of the accelerated Death Benefit is determined by taking the product of the Requested Percentage and Base Policy Specified Amount and then subtracting: (1) the Rider Charge; (2) Administrative Expense Charge; (3) the product of the Requested Percentage and Indebtedness, and (4) any unpaid Premium if applicable.
The benefit is calculated in accordance with the formula below:
ADB	=	[RP (SA)] – [RC + (RP x OPL) + UP + AEC]
Where:
ADB	=	Accelerated Death Benefit
RP	=	Requested Percentage
SA	=	Base Policy Specified Amount at the time the benefit is calculated
RC	=	Rider charge
OPL	=	outstanding policy loans on the date the benefit is calculated
UP	=	any unpaid Premium which is the amount of any Premium that might be due or payable if the policy is in a Grace Period on the date the benefit is calculated
AEC	=	Administrative Expense Charge
For example: Assume the Base Policy Specified Amount is $100,000 and the Requested Percentage of the Base Policy Specified Amount is 50%. Also assume that there are aggregate outstanding policy loans in the amount of $10,000 and there is unpaid Premium of $500. The charges in this example are: (1) $3,500 aggregate for the Rider Charge; and (2) $250 for the Administrative Expense Charge.
Using the above assumptions, here is how the accelerated Death Benefit would be calculated.
ADB	=	[50% x $100,000)] – [$3,500 + (50% x $10,000) + $500 + $250]
ADB	=	[$50,000] – [$3,500 + $5,000 + $500 + $250]
ADB	=	[$50,000] – [$9,250]
ADB	=	$40,750

Eligibility and Conditions for Payment
The following eligibility and conditions apply for payment under the Rider:
•	The Rider only applies to the single Insured under the base policy. The accelerated Death Benefit coverage does not apply to any insurance elected via Rider under the policy.
•	Requests for an application for the accelerated Death Benefit under the Rider must be received at the Service Center. Once Nationwide receives the request for an application, the forms necessary for filing a claim for the accelerated death benefit payment will be provided. Nationwide must receive the application for benefits under the Rider at the Service Center in writing.
•	Nationwide must receive satisfactory evidence that the Insured has a non-correctable terminal illness as defined in the Rider. Satisfactory evidence includes a certification from a physician licensed in the United States that the Insured has a non-correctable terminal illness as defined in the Rider. A certifying physician cannot be the Insured, policy owner, beneficiary or a relative of any of these parties. Nationwide may obtain additional medical opinions and may choose to rely on the opinion of a physician acceptable to both parties, to the exclusion of the Insured’s certifying physician, to determine whether the terminal illness condition is satisfied.
Accidental Death Benefit Rider
The benefit associated with the Accidental Death Benefit Rider is the payment of a benefit to the named beneficiary, in addition to the Death Benefit, upon the Insured's accidental death. Accidental death means the Insured died within 90 days of sustaining, and as a result of, bodily injury caused by external, violent, and accidental means from a cause other than a risk not assumed. Risks not assumed vary by state. The policy owner should contact the Service Center to obtain a copy of the Accidental Death Benefit Rider applicable to the policy.
Subject to Nationwide’s underwriting approval, the Rider may be purchased at any time on or after the policy anniversary on which the Insured reaches Attained Age 5 and before the policy anniversary on which the Insured reaches Attained Age 65 (while the policy is In Force). The Rider coverage continues until the Insured reaches Attained Age 70. This Rider will be effective until the Rider's term expires, the benefit has been paid, the policy terminates, or until the Rider is terminated by written request to the Service Center. When a written request to terminate the Rider is received, termination will be effective the Policy Monthaversary coinciding with or next following receipt of the written request to terminate by the Service Center. Upon termination of the Rider, benefits will no longer be available and the Rider charge will no longer be assessed.
Accidental Death Benefit Rider Charge
A monthly Accidental Death Benefit Rider Charge is deducted if you elect this Rider. The Accidental Death Benefit Rider Charge compensates Nationwide for providing coverage in the event of the Insured's accidental death. The Rider Charge is the product of the Accidental Death Benefit Rider's Specified Amount and the accidental death benefit cost of insurance rate. The accidental death benefit cost of insurance rate is based on Nationwide’s expectations as to the likelihood of the Insured's accidental death. The accidental death benefit cost of insurance rate will vary by the Insured's Attained Age and any Substandard Ratings.
The Accidental Death Benefit Rider Charge is deducted monthly as described in How Monthly Charges are Deducted. Because the Accidental Death Benefit Rider Charge is deducted from Cash Value, purchasing this Rider could reduce the amount of Proceeds payable when the Death Benefit depends on Cash Value.
Premium Waiver Rider
Subject to Nationwide’s underwriting approval, this Rider may be purchased at any time on or after the policy anniversary on which the Insured reaches Attained Age 21 and before the policy anniversary on which the Insured reaches Attained Age 59 (while the policy is In Force).
Rider Benefit
The benefit associated with the Premium Waiver Rider is a monthly credit to the policy upon the Insured's total disability for six consecutive months not caused by a risk not assumed. Risks not assumed vary by state. Contact the Service Center to obtain a copy of the Premium Waiver Rider applicable to the policy.
The amount credited to the policy will be the lesser of:
•	the Premium specified by the policy owner; or

•	the average actual monthly Premiums paid over the last 36 months prior to the disability (or such shorter period of time that the policy has been In Force).
The monthly credit applied pursuant to the Rider may not be sufficient to keep the policy from Lapsing. Purchasing this Rider could help preserve the Death Benefit.
Benefit Duration
If the Insured is younger than age 63 at the time of the total disability, the Rider coverage continues until the Insured turns age 65. If the Insured is age 63 or older at the time of the total disability, the Rider coverage continues for two years. This Rider is effective until the Rider's term expires, the policy terminates, or until the Rider is terminated by written request to the Service Center. When a written request to terminate the Rider is received, termination will be effective the Policy Monthaversary coinciding with or next following receipt of the written request to terminate by the Service Center. Upon termination of the Rider, benefits will no longer be available and the Rider charge will no longer be assessed.
Interaction with the Waiver of Monthly Deductions Rider
This Rider cannot be elected if the Waiver of Monthly Deductions Rider is elected, see Waiver of Monthly Deductions Rider.
Premium Waiver Rider Charge
A monthly Premium Waiver Rider Charge will be deducted if this Rider is elected. The Premium Waiver Rider Charge compensates Nationwide for crediting the policy with the amount of scheduled due and payable Premium payments upon the Insured's total disability for six consecutive months.
The Rider Charge is the product of the Rider's benefit (the monthly policy credit) and the premium waiver cost rate. The premium waiver cost rate is based on Nationwide’s expectations as to likelihood of the Insured's total disability for six consecutive months. The premium waiver rider monthly rates are established at issue and will not change while the Rider remains In Force. The premium waiver cost rates will vary by policy based on the Insured's sex, Attained Age, underwriting class, and any Substandard Ratings.
The Premium Waiver Rider Charge is deducted monthly as described in How Monthly Charges are Deducted. Because the Premium Waiver Rider Charge is deducted from Cash Value, purchasing this Rider could reduce the amount of Proceeds payable when the Death Benefit depends on Cash Value.
Additional Term Insurance Rider
The benefit associated with the Additional Term Insurance Rider is term life insurance on the Insured, in addition to that under the base policy. The Death Benefit Proceeds attributable to the Additional Term Insurance Rider are payable to the beneficiary upon the Insured's death if the Additional Term Insurance Rider is still In Force. The Additional Term Insurance Rider has no cash value and no loanable value nor does it modify any cash or loan values of the base policy. Policy owners should request illustrations showing the impact of purchasing coverage with and without the Additional Term Insurance Rider.
Subject to Nationwide’s underwriting approval, this Rider may be purchased at any time while the policy is In Force and until the Insured reaches Attained Age 85. If purchased after the Policy Date, Nationwide will require evidence of insurability. The death benefit option for the base policy will also be the death benefit option for the Additional Term Insurance Rider.
The Additional Term Insurance Rider coverage terminates on the earliest of the following dates:
•	the date the Insured dies;
•	the original Maturity Date of the base policy;
•	the Overloan Lapse Protection Rider is invoked;
•	the date the policy terminates; or
•	the Rider is terminated by written request to the Service Center. When a written request to terminate the Rider is received, termination will be effective the Policy Monthaversary coinciding with or next following receipt of the written request to terminate by the Service Center.
•	Upon termination of the Rider, benefits will no longer be available and the Rider charge will no longer be assessed.

The policy owner cannot extend the Additional Term Insurance Rider coverage beyond the policy's Maturity Date, see Extending Coverage Beyond the Maturity Date.
Additional Term Insurance Rider Impact
Cost of Insurance Charges
Electing coverage under the Additional Term Insurance Rider, as opposed to electing coverage only under the base policy, should lower the policy owner's overall cost of insurance. This is due in part to the broker-dealer firm receiving less overall compensation for selling a policy with the Additional Term Insurance Rider. It is also possible that less Premium may be required to maintain to the Death Benefit over the life of the policy or that increased Premium may be needed if the Additional Term Insurance Rider is not purchased.
Additional Term Insurance Rider Charges
A monthly Additional Term Insurance Rider cost of insurance charge and a monthly per $1,000 of Additional Term Insurance Rider Specified Amount charge will be deducted if the Rider is elected. These charges are deducted monthly as described in How Monthly Charges are Deducted. Because these charges are deducted from Cash Value, purchasing this Rider could reduce the amount of Proceeds payable when the Death Benefit depends on the Cash Value.
Additional Term Insurance Rider Cost of Insurance Charge
The Additional Term Insurance Rider cost of insurance charge compensates Nationwide for providing term life insurance on the Insured.
The monthly cost of insurance charge for this Rider is determined by multiplying the Rider monthly cost of insurance rate by the Rider death benefit. The Rider death benefit will be equal to the difference between the total Death Benefit and the base policy Death Benefit. The Additional Term Insurance Rider cost of insurance rate is based on Nationwide’s expectation as to the Insured's mortality and expense experience. The Additional Term Insurance Rider cost of insurance rate will vary by the Insured's sex, Attained Age, underwriting class, any Substandard Ratings, and the Total Specified Amount.
Per $1,000 of Additional Term Insurance Rider Specified Amount Charge
The per $1,000 of Additional Term Insurance Rider Specified Amount charge is compensates Nationwide for expenses associated with sales, underwriting, distribution, and issuance of the Rider.
The Additional Term Insurance Rider Specified Amount when the Rider issued and any increase of the Additional Term Insurance Rider Specified Amount will each have their own respective charge rates. Once a guaranteed charge rate has been established for an Additional Term Insurance Rider Specified Amount segment of coverage, it will remain the same while the Rider remains In Force regardless of any changes to the Additional Term Insurance Rider Specified Amount. The guaranteed maximum charge rate is stated in the Policy Specification Pages. On a current basis, we may charge less than the guaranteed maximum rate.
The per $1,000 of Additional Term Insurance Rider Specified Amount charge rate for each per $1,000 of Additional Term Insurance Rider Specified Amount segment of coverage may vary by the per $1,000 of Additional Term Insurance Rider Specified Amount, Total Specified Amount, Insured’s Attained Age, and death benefit option in effect, sex, rate class, rate type, and any Substandard Ratings in effect when the Rider is issued or effective date of an increase.
Monthly per $1,000 of Additional Term Insurance Rider Specified Amount charge rates are generally lower for Insureds who are younger and in good health, larger Total Specified Amounts, and policies with Death Benefit Option 1. A policy owner should request an illustration from his/her registered representative to determine how various levels of coverage and Death Benefit option impact the cost of the policy.
The charge is determined by dividing the Additional Term Insurance Rider Specified Amount in effect on the Rider’s effective date, and the amount of each increase in the Additional Term Insurance Rider Specified Amount at the time the segment of coverage was created, by $1,000. The results are then multiplied by the applicable respective charge rates. The charges for each Additional Term Insurance Rider Specified Amount segment, when added together, will equal the total monthly per $1,000 of Additional Term Insurance Rider Specified Amount charge. The charge for a segment of coverage will not be reduced or removed even if the associated segment of coverage is later decreased or removed.

Nationwide may assess the monthly per $1,000 of Additional Term Insurance Rider Specified Amount charge in all policy years on a guaranteed basis. Currently, the charge is assessed for 7 years measured from the Rider’s effective date for the initial Additional Term Insurance Rider Specified Amount or the effective date of any increase of the Additional Term Insurance Rider Specified Amount.
Waiver of Monthly Deductions Rider
Subject to Nationwide’s underwriting approval, this Rider may be purchased at any time on or after the policy anniversary on which the Insured reaches Attained Age 21 and before the policy anniversary on which the Insured reaches Attained Age 59 (as long as the policy is In Force). A policy owner may not purchase both this Rider and the Premium Waiver Rider.
Benefits Provided by this Rider
The benefit associated with the Waiver of Monthly Deductions Rider is a waiver of policy charges in the event the Insured becomes totally disabled. Monthly charges will not be waived until the Insured has been disabled for six consecutive months. No benefit is available if total disability results from a risk not assumed; risks not assumed may vary by state. Contact the Service Center to obtain a copy of the Waiver of Monthly Deductions Rider applicable to the policy.
Note: This Rider's benefit alone may not be sufficient to keep the policy from Lapsing. The policy owner may need to make additional Premium payments to prevent Lapse even while the Rider's benefit is being paid. However, while the Rider's benefit is being paid, it will cost less on a monthly basis to keep the policy In Force.
Benefit Duration
The duration of the benefit depends on the Insured's Attained Age at the beginning of the total disability. If the Insured's total disability began before the Insured reached Attained Age 60, the benefit continues for as long as the Insured is totally disabled (even if that disability extends past when the Insured reaches Attained Age 65) or until the Overloan Lapse Protection Rider is invoked. If the Insured's total disability begins when the Insured is between the Attained Age of 60 and 63, the benefit continues until the Insured reaches Attained Age 65. If the Insured's total disability begins after the Insured reaches Attained Age 63, the benefit continues for two years. This Rider is effective until the Rider’s term expires, the Overloan Lapse Protection Rider is invoked, the policy terminates, or until the Rider is terminated by written request to the Service Center. When a written request to terminate the Rider is received, termination will be effective the Policy Monthaversary coinciding with or next following receipt of the written request to terminate by the Service Center. Upon termination of the Rider, benefits will no longer be available and the Rider charge will no longer be assessed.
Waiver of Monthly Deductions Rider Charge
A monthly Waiver of Monthly Deductions Rider Charge will be deducted if this Rider is elected. The Rider charge compensates Nationwide for waiving the policy's monthly charges upon the Insured's total disability for six consecutive months. The Rider charge is the product of the monthly policy charges (excluding the cost for this Rider) and the deduction waiver cost rate. The waiver of monthly deductions cost rate is based on Nationwide’s expectations as to the likelihood of the Insured's total disability for six consecutive months. The deduction waiver cost rate varies by the Insured's Attained Age and any Substandard Ratings.
The Waiver of Monthly Deductions Rider Charge is deducted monthly as described in How Monthly Charges are Deducted. Because the Waiver of Monthly Deductions Rider Charge is deducted from Cash Value, purchasing this Rider could reduce the amount of Proceeds payable when the Death Benefit depends on Cash Value.
Extended No-Lapse Guarantee Rider
This Rider is only available for election at the time of application for the policy. If this Rider is elected, the available investment options may be limited, see Allocation Restrictions.
At the time of application the policy owner must elect a maximum Attained Age of the Insured at which this Rider will terminate. This election is irrevocable. The maximum Attained Ages available for election are provided at the time of application.
Note: The Lapse protection provided by this Rider begins after the protection provided under the Guaranteed Policy Continuation Provision of the policy ends. Before electing this Rider, a policy owner should consult his/her registered representative to determine if the Lapse protection provided by the policy's Guaranteed Policy Continuation Provision is sufficient to meet their goals. The Rider charge will be incurred while the Guaranteed Policy Continuation Provision of the policy is in effect. In the event Lapse protection benefits become payable under the Guaranteed Policy Continuation Provision of the base policy, the benefits provided will be greater than or equal to the benefits provided under this Rider.

Rider Benefit
This Rider provides Lapse protection after the protection provided by the Guaranteed Policy Continuation Provision has ended. Lapse protection is designed to provide the policy owner the potential long-term benefits of investing in a variable universal life policy while protecting the policy from Lapsing due to unfavorable Investment Experience.
While this Rider is In Force, a "no-lapse guarantee value" value is calculated. The no-lapse guarantee value is a reference value only and is not impacted by unfavorable Investment Experience. Because the no-lapse guarantee value is not affected by unfavorable Investment Experience, planned premium payments and frequencies guaranteed to keep the policy In Force can be illustrated based on policy owner selected assumptions, including:
•	an Attained Age of the Insured;
•	policy and Rider coverage elections in effect on the Policy Date;
•	any planned future policy changes such as increases or decreases in coverage, Rider additions or terminations; and
•	any planned partial Surrenders, policy loans, and loan repayments.
Managing the policy as illustrated is important to maintaining the planned no-lapse guarantee. Any deviation from the illustrated amount or timing of premium payments, policy changes, partial Surrenders, loans, and loan repayments, may result in the need to pay additional premium to keep the Lapse protection provided by this Rider in effect. To assist the policy owner in keeping the policy on track, Nationwide applies the premium factor to the no-lapse guarantee value as of the Policy Monthaversary at the beginning of the policy month in which the premium was received.
How this Rider Works
If the Cash Surrender Value of the policy is not sufficient to cover policy and Rider charges, the policy will not enter a Grace Period or Lapse if:
(1)	the protection provided by the Guaranteed Policy Continuation Provision has ended;
(2)	this Rider has not terminated; and
(3)	the Rider’s no-lapse guarantee value, minus any Indebtedness, is greater than zero.
The no-lapse guarantee value is calculated as follows:
(1)	the prior day’s no-lapse guarantee value; plus
(2)	no-lapse guarantee interest factors; plus
(3)	premium and loan repayments received; minus
(4)	no-lapse guarantee policy and Rider charge factors; minus
(5)	partial Surrenders and any policy loans requested.
The no-lapse guarantee value is a reference value only, it is not available for surrender or policy loans. The no-lapse guarantee factors are only used in the calculation of the no-lapse guarantee value, they are not actually assessed against premium or Cash Value. The no-lapse guarantee value factors vary by the amount of premium received in a Policy Year, the applicable Account, the length of time since the Policy Date, the Insured’s Issue Age, sex rate class, rate type, rate class multiple, any monthly flat extra rating on the Policy Date, the Base Policy Specified Amount (Total Specified Amount if the Additional Term Insurance Rider is elected and is In Force) at the time the charge factor is assessed or an interest factor is credited, and election of other riders.
The no-lapse guarantee interest and policy and Rider charge factors are described in the Rider and Policy Specification Pages.
If the policy is being kept In Force by its Guaranteed Policy Continuation Provision, the Rider’s no-lapse guarantee value may become negative. It may grow more negative over time as no-lapse guarantee value factors continue to be accrued. Additional premium may be required to prevent Lapse of the policy and/or Rider after the protection provided by the policy’s Guaranteed Policy Continuation Provision ends, including any negative value.

If the policy is being kept In Force by this Rider, the Cash Surrender Value may become negative. It may grow more negative over time as monthly deductions continue to be accrued. Payment of additional premium may be required to prevent Lapse of the policy when the Insured reached the maximum Attained Age elected under this Rider, including any negative Cash Surrender Value.
Changes to Insurance Coverage
The no-lapse guarantee factors may be affected by changes to your policy. New no-lapse guarantee factors will apply from the effective date of any changes to the policy including Base Policy Specified Amount or Additional Term Insurance Rider Specified Amount increases or decreases, Rider additions or terminations, partial Surrenders, death benefit option changes, and changes to the rate class, rate type, rate class multiple or any flat extra rating. Revised Policy Specification Pages will be issued reflecting any of these changes to insurance coverage.
In addition to the conditions listed in the policy, no change will take effect unless either the Cash Surrender Value or no-lapse guarantee value minus Indebtedness is sufficient after the change to keep your policy In Force for at least three months.
Rider Grace Period, Lapse, and Reinstatement
This Rider can Lapse independently from the policy. After the protection provided by the policy’s Guaranteed Policy Continuation Provision ends, the Rider will enter a grace period when the no-lapse guarantee value minus Indebtedness is zero or less and the Cash Surrender Value of the Policy remains sufficient to pay the policy charges. The grace period will last for sixty-one days from the date we mail you notice. A reminder notice will be sent at least 30 days prior to Lapse. Lapse of the Rider can be prevented by payment of Net Premium sufficient to increase the no-lapse guarantee value to zero, plus the amount required to keep the policy In Force for an additional three months.
If the Rider Lapses, it can only be reinstated before the protection provided by the policy’s Guaranteed Policy Continuation Provision ends by payment of Net Premium sufficient to increase the no-lapse guarantee value to zero, plus the amount required to keep the policy In Force for an additional three months.
Allocation Restrictions
Nationwide may limit the investment options available for allocation of Premium and transfers of Cash Value when this Rider is elected. Nationwide selected the available Sub-Accounts on the basis of risk factors associated with the underlying mutual fund’s investment objective and Sub-Accounts were excluded from availability with this Rider on the basis of similar risk considerations. The permitted investment options are more conservative than those that are not permitted. By electing this Rider and accepting the limited menu of investment options, policy owners may be foregoing investment gains that could otherwise be realized by investing in riskier investment options that are not available under this Rider.
Only the investment options shown below are available for election. The list of permitted investment options is subject to change. If there are changes to the permitted investment options list, they will be effective on a going forward basis for all new and In Force policies. Policy owners will be allowed to remain in any existing investment options, subject to continued availability, see Addition, Deletion, or Substitution of Mutual Fund and Availability of Indexed Interest Strategies.
Note: Some of the Sub-Accounts listed invest in underlying mutual funds that are funds of funds and/or funds that are designed to help reduce a policy owner’s exposure to equity investments when equity markets are more volatile. Additionally, some of the Sub-Accounts may not be available to a particular policy owner due to the date the Policy was issued. Refer to Appendix A: Sub-Account Information for more information regarding availability.
The following investment options are currently permitted while this Rider is In Force:
•	the Fixed Account; and/or
•	the indexed interest options; and/or
•	any combination of the Sub-Accounts listed below:
•	Deutsche Variable Series II – Deutsche Global Income Builder VIP: Class A
•	Invesco – Invesco V.I. Balanced-Risk Allocation Fund: Series I Shares
•	Nationwide Variable Insurance Trust – American Funds NVIT Asset Allocation Fund: Class II
•	Nationwide Variable Insurance Trust – NVIT Cardinal℠ Aggressive Fund: Class I
•	Nationwide Variable Insurance Trust – NVIT Cardinal℠ Balanced Fund: Class I

•	Nationwide Variable Insurance Trust – NVIT Cardinal℠ Capital Appreciation Fund: Class I
•	Nationwide Variable Insurance Trust – NVIT Cardinal℠ Conservative Fund: Class I
•	Nationwide Variable Insurance Trust – NVIT Cardinal℠ Managed Growth & Income Fund: Class I
•	Nationwide Variable Insurance Trust – NVIT Cardinal℠ Managed Growth Fund: Class I
•	Nationwide Variable Insurance Trust – NVIT Cardinal℠ Moderate Fund: Class I
•	Nationwide Variable Insurance Trust – NVIT Cardinal℠ Moderately Aggressive Fund: Class I
•	Nationwide Variable Insurance Trust – NVIT Cardinal℠ Moderately Conservative Fund: Class I
•	Nationwide Variable Insurance Trust – NVIT Investor Destinations Aggressive Fund: Class P
•	Nationwide Variable Insurance Trust – NVIT Investor Destinations Balanced Fund: Class P
•	Nationwide Variable Insurance Trust – NVIT Investor Destinations Capital Appreciation Fund: Class P
•	Nationwide Variable Insurance Trust – NVIT Investor Destinations Conservative Fund: Class P
•	Nationwide Variable Insurance Trust – NVIT Investor Destinations Managed Growth & Income Fund: Class I
•	Nationwide Variable Insurance Trust – NVIT Investor Destinations Managed Growth Fund: Class I
•	Nationwide Variable Insurance Trust – NVIT Investor Destinations Moderate Fund: Class P
•	Nationwide Variable Insurance Trust – NVIT Investor Destinations Moderately Aggressive Fund: Class P
•	Nationwide Variable Insurance Trust – NVIT Investor Destinations Moderately Conservative Fund: Class P
Termination of the Extended No-Lapse Guarantee Rider
This Rider will terminate and no coverage will apply if any of the following occurs:
•	the Insured reaches the elected maximum Attained Age;
•	the Rider Lapses;
•	the Overloan Lapse Protection Rider is invoked;
•	the policy terminates; or
•	the Rider is terminated by written request to the Service Center. When a written request to terminate the Rider is received, termination will be effective the Policy Monthaversary coinciding with or next following receipt of the written request to terminate by the Service Center.
•	Upon termination of the Rider, benefits will no longer be available, the investment option restrictions will no longer apply, and the Rider charge will no longer be assessed.
Extended No-Lapse Guarantee Rider Charge
A monthly charge is deducted for the coverage provided by this Rider. The initial Base Policy Specified Amount, any initial Additional Term Insurance Rider Specified Amount, and any increases in coverage are separate segments of coverage. Each segment of coverage will have its own applicable Rider charge rate.
The monthly Rider charge for a segment of coverage is calculated by multiplying the applicable Rider charge rate by the sum of (a) the policy’s monthly cost of insurance per $1,000 of Net Amount At Risk charge for each segment of coverage, and if elected the Additional Term Insurance Rider’s monthly cost of insurance charge for each segment of coverage; and (b) the monthly charge for any other elected optional riders that are covered by this Rider.
The monthly Rider charge rates for each segment of coverage may vary by the Insured’s Issue Age, sex, most recent rate class, rate type, rate class multiple and any flat extra rating, death benefit option in effect, other optional riders elected, elected maximum Attained Age, length of time the policy has been In Force, and the Base Policy Specified Amount (Total Specified Amount if the Additional Term Insurance Rider is elected and In Force) at the time the charge is assessed.
The monthly Rider charge is deducted monthly as described in How Monthly Charges are Deducted. Because the monthly Rider charge is deducted from Cash Value, purchase of this Rider may reduce the Cash Surrender Value of the policy and the amount of Proceeds payable when the Death Benefit depends on Cash Value.

Policy Owner Services
Dollar Cost Averaging
Dollar cost averaging is an investment strategy designed to reduce the investment risks associated with market fluctuations and promote a more stable Cash Value and Death Benefit over time. A policy owner may elect to participate in the dollar cost averaging program at the time of application or at a later date by submitting an election form to the Service Center. An election to participate in the program that is submitted after application will be effective at the end of the Valuation Period coinciding with the date requested or, if that date has passed or no date is specified, at the end of the Valuation Period during which the request was received, or the end of the right to cancel period, whichever is later. Nationwide reserves the right to require dollar cost averaging transfers to be at least $100 dollars.
There is no charge for dollar cost averaging and dollar cost averaging transfers do not count as transfer events. Dollar cost averaging transfers will continue to be processed until there is no more Cash Value left in the originating investment option(s) or until a policy owner instructs Nationwide to terminate the service. Policy owners may direct Nationwide to automatically transfer specific amounts from the Fixed Account and the:
•	Nationwide Variable Insurance Trust - NVIT Money Market Fund: Class V
to any other Sub-Account or the indexed interest strategies. Certain Sub-Accounts or indexed interest strategies may or may not be available depending on when the policy was purchased, see Appendix A: Sub-Account Information and Appendix B: Indexed Interest Strategies for details on Sub-Account and indexed interest strategy availability. Transfers from the Fixed Account must be no more than 1/12th of the Fixed Account value at the time the program is elected.
Nationwide does not assure the success of these strategies and cannot guarantee that dollar cost averaging will result in a profit or protect against a loss. A policy owner should carefully consider his or her financial ability to continue these programs over a long enough period of time to purchase Accumulation Units or Index Segments when their value is low, as well as when their value is high. Nationwide may modify, suspend, or discontinue these programs at any time. Nationwide will notify policy owners in writing 30 days before doing so.
Enhanced Dollar Cost Averaging
Periodically, Nationwide may offer enhanced dollar cost averaging programs. When offered, these programs will be available only at the time of application. All or a portion of the initial Premium may be applied to a program. Subsequent Premium is not eligible for inclusion in the program. Under an enhanced dollar cost averaging program, the interest rate credited to the initial Premium allocated to the Fixed Account will be greater than the interest rate credited to standard Fixed Account allocations. Enhanced dollar cost averaging programs will last for one year and Cash Value attributable to the enhanced dollar cost averaging program will be transferred from the Fixed Account to the selected Sub-Account(s) and indexed interest strategies based on the following schedule:
Beginning of Month	Fraction of Cash Value Transferred
2	1/11
3	1/10
4	1/9
5	1/8
6	1/7
7	1/6
8	1/5
9	1/4
10	1/3
11	1/2
12	Remaining Amount
Asset Rebalancing
A policy owner may elect to participate in an asset rebalancing program. Asset rebalancing involves the automatic rebalancing of the Cash Value in the chosen Sub-Accounts (up to 20) on a periodic basis. Cash Value allocated to the general account options is not eligible for asset rebalancing. A policy owner can schedule asset rebalancing to occur every three, six, or 12 months on days when Nationwide prices Accumulation Units. There is no charge for asset rebalancing and it does not count as a transfer event.

A policy owner may elect to participate in an asset rebalancing program at the time of application or at a later date by submitting an election form to the Service Center. Unless elected otherwise, asset rebalancing will not affect the allocation of Premiums paid after beginning the program. Manual transfers will not automatically terminate the program. Termination of asset rebalancing will only occur as a result of specific instruction by a policy owner to do so. Nationwide may modify, suspend, or discontinue asset rebalancing programs at any time.
Automated Income Monitor
Automated Income Monitor is an optional systematic partial surrender and/or policy loan program that may be elected at any time, at no additional cost. This program is only available to policies that are not modified endowment contracts.
Automated Income Monitor programs are intended for policy owners who wish to take an income stream of scheduled payments from the Cash Value of the policy. The income stream is generated via partial surrenders until the policy cost basis is depleted, then through policy loans. Taking partial surrenders and/or policy loans may result in adverse tax consequences, will reduce policy values and therefore limit the ability to accumulate Cash Value, and may increase the likelihood the policy will Lapse. Before requesting the Automated Income Monitor program, policy owners should consult with financial and tax advisors.
At the time of application for a program, Nationwide will provide policy owners with an illustration of the proposed income stream and impacts to the Cash Value, Cash Surrender Value, and Death Benefit. Policy owners must submit this illustration along with an application when electing an Automated Income Monitor program. Programs will commence at the beginning of the next Policy Monthaversary after Nationwide receives the election form and illustration. On each Policy Monthaversary thereafter Nationwide will provide an updated In Force illustration to assist policy owners in determining whether to continue, modify, or discontinue an elected program. Policy owners may request modification or termination of a program at any time by written request to the Service Center.
A policy owner’s program will be based on the policy's Cash Surrender Value at the time of election and each succeeding policy anniversary, and on the following elections:
(1)	Payment type:
(a)	Fixed Amount: If a policy owner elected payments of a fixed amount, the amount received will not vary with policy Investment Experience; however, the length of time the elected payment amount can be sustained will vary based on the illustration assumptions below and the policy's Investment Experience; or
(b)	Fixed Duration: If a policy owner elected payments for a fixed duration, the amount received during the first year will be based on the illustration assumptions below. After the first year, the amount will vary based on the illustration assumptions and policy Investment Experience to maintain the elected duration.
(2)	Illustration assumptions:
(a)	an assumed variable rate of return specified by the policy owner from the available options stated in the election form;
(b)	minimum Cash Surrender Value targeted by the policy owner to have remaining on the policy's Maturity Date, or other date specified by the policy owner. This dollar amount is used to calculate available income. It is not guaranteed to be the Cash Surrender Value on the specified date;
(c)	a policy owner may also request a change of death benefit option, or a decrease in Base Policy Specified Amount to be effective in conjunction with commencing a program or to occur at a future date; and
(d)	payment frequency: monthly; quarterly; semi-annually; or annually. Payments on a monthly basis are made by direct deposit (electronic funds transfer) only.
Generally, higher variable rate of return assumptions, a lower target Cash Surrender Value, and Death Benefit Option 1, will result in larger projected payments or longer projected durations. However, larger payments or longer duration may increase the likelihood the policy will Lapse.
Note: Policy owners are responsible for monitoring the policy to prevent Lapse. Nationwide will provide annual In Force illustrations based on current Cash Surrender Values and the elected illustration assumptions to assist policy owners with preventing Lapse. Policy owners may request modification or termination of a program at any time by written request to the Service Center.
Automated Income Monitor programs are subject to the following additional conditions:

(1)	To prevent adverse tax consequences, a policy owner can authorize Nationwide to make scheduled payments via policy loan when:
(a)	the policy's cost basis is reduced to zero;
(b)	a partial surrender within the first 15 policy years would be a taxable event;
(c)	or to prevent the policy from becoming a MEC, see Taxes.
Note: Partial surrenders and policy loans taken under the Automated Income Monitor program are subject to the same terms and conditions as other partial surrenders and policy loans, see Partial Surrender and Policy Loans.
(2)	While a program is in effect, no Premium payment reminder notices will be sent unless requested; however, Premium payments will be accepted.
(3)	Programs will terminate on the earliest of the following:
(a)	Nationwide’s receipt at the Service Center of a written request to terminate participation;
(b)	at the time the policy enters a Grace Period or terminates for any reason;
(c)	at the time of a requested partial surrender or policy loan outside the program;
(d)	upon a change of policy owner;
(e)	for income based on a fixed duration, the end of the period the policy owner specified at the time of election;
(f)	on any policy anniversary when the current Cash Surrender Value is less than or equal to the target Cash Surrender Value assumption the policy owner specified;
(g)	at any time the scheduled partial surrender or policy loan would cause the policy to fail to qualify as life insurance under Section 7702 of the Code; or
(h)	the policy's Maturity Date.
Additionally, the program will terminate when one of the following Riders is invoked or begins providing benefits: the Overloan Lapse Protection Rider, the Longer-Term Care Rider II or the Long-Term Care Rider.
Nationwide will notify policy owners upon termination of an Automated Income Monitor program. In addition, Nationwide may modify, suspend, or discontinue Automated Income Monitor programs at any time. Nationwide will notify policy owners in writing 30 days before doing so.
Policy Loans
After the expiration of the right to cancel period and while the policy is In Force, a policy owner may take a policy loan. A policy loan will be effective as of the date Nationwide receives the policy owner's written request at the Service Center. Nationwide reserves the right to require written requests to be submitted on current Nationwide forms. Notwithstanding anything to the contrary set forth in this prospectus, Nationwide may accept requests submitted via telephone, subject to dollar amount limitations and payment and other restrictions to prevent fraud. Nationwide reserves the right to discontinue acceptance of telephonic requests at any time upon written notice. Contact the Service Center for current limitations and restrictions.
Taking a policy loan may increase the risk of Lapse and may result in adverse tax consequences. Unpaid loan interest charges accrue daily at a compounded annual interest rate and can cause the policy's Indebtedness to grow significantly. The policy owner should request an illustration demonstrating the impact of a policy loan on the policy's Cash Value, Cash Surrender Value, and Death Benefit Proceeds.
Loan Amount
The minimum loan amount is $200. At the time of a loan request, policy Indebtedness cannot exceed 90% of the Cash Value allocated to the Sub-Accounts plus 100% of the Cash Value allocated to the general account options less any Surrender Charge. Nationwide pays the policy loan to the policy owner with assets from its general account. Nationwide then uses the policy's Cash Value as collateral for the loan as described below.

Collateral and the Policy Loan Account
As collateral for the policy loan, Nationwide transfers an amount equal to the policy loan from the policy's variable and general account investment options to the "policy loan account" (which is part of Nationwide’s general account). Transferring Cash Value to the policy loan account reduces the policy owner’s investments in the Sub-Accounts, fixed interest options, and indexed interest options. Unless the policy owner requests transfer from a single Sub-Account or the Fixed Account, collateral amounts are transferred from the Cash Value in the same order as monthly deductions are taken, see How Monthly Charges are Deducted, to the policy loan account. Policy loans can permanently affect the Death Benefit Proceeds and the Cash Value of the policy, even if repaid. The policy loan account may be subject to Nationwide's creditors in the event of insolvency.
The policy owner will earn interest on the collateral held in the policy loan account. Interest will accrue daily at no less than the guaranteed minimum rate stated in the Policy Specification Pages. Interest credited to the policy loan account is an obligation of Nationwide’s general account and is dependent on Nationwide’s financial strength and claims paying ability. The interest earned on the policy loan account may be different than the rate earned on Cash Value allocated to the general account options.
Interest Charged
Nationwide charges interest against policy Indebtedness. Indebtedness is the total amount of all outstanding policy loans, including principal and compounded interest due. The guaranteed maximum annualized interest charged rate is 3.90%. On a current basis, rates may change and may vary by policy year, subject to the guaranteed maximum. Policy loan interest charges may provide revenue for risk charges and profit.
If policy loan interest is not paid when due, policy Indebtedness will continue to compound at the interest rate in effect, see When Interest is Charged and Credited below. If not paid when due, Nationwide will deduct an amount equal to the unpaid interest from the policy's Cash Value and add it to the policy loan account causing the original policy loan amount (now, "Indebtedness") to increase by the amount of the unpaid interest charged. Amounts transferred from the policy's investment options as unpaid interest charges will be transferred to the policy loan account in the same manner as a new loan.
Note: Over time, unpaid loan interest charges can cause the policy's Indebtedness to be significant. In some cases, policy Indebtedness may be significant enough to cause the policy to Lapse. In general, it is advantageous to repay Indebtedness and at a minimum, the interest charged on Indebtedness, at least annually.
Indebtedness is considered a part of the policy's Cash Value, therefore, upon a full surrender, Lapse, or maturity, the amount received in the original loan request(s), plus unpaid loan interest charged is considered "received" under the Code and may result in adverse tax consequences, see Surrender, Lapse, Maturity in Taxes.
When Interest is Charged and Credited
Interest charged against Indebtedness accrues daily. Interest earned on collateral also accrues daily. Nationwide will deduct interest charged on Indebtedness from the policy's Cash Value, and credit interest earned on collateral to the Cash Value:
•	Annually, at the end of a policy year;
•	At the time a new loan is requested;
•	When a loan repayment is made;
•	Upon the Insured's death;
•	Upon policy Lapse; and/or
•	Upon a full surrender of the policy.
In most cases, the interest earned on collateral and credited to the Cash Value will be less and in some cases, significantly less, than the interest charged against the Cash Value.

Repayment
The policy owner may repay all or part of policy Indebtedness at any time while the policy is In Force. The minimum loan repayment amount, if any, is stated in the policy. The policy owner should contact the Service Center to obtain loan pay-off amounts.
Note: Interest earned on collateral is not deducted from Indebtedness to calculate loan pay off amounts. If a loan repayment is made, the policy owner's Cash Value is credited with interest earned on collateral and the amount of the loan repayment is deducted from the policy's Indebtedness.
Nationwide will treat any payments made as Premium payments, unless the policy owner specifies that the payment should be applied against the policy's Indebtedness. It may be beneficial for the policy owner to repay Indebtedness before making additional Premium payments because the Percent of Premium Charge is deducted from Premium payments but not from loan repayments.
If the policy owner makes a loan repayment, it will first be applied to repay any portion of the outstanding loan balance that was transferred from the Long-Term Fixed Account first. Nationwide may also require any portion of a loan transferred from the Fixed Account to be repaid to the Fixed Account. Any remaining amount will be applied to the Sub-Accounts, fixed interest options, and indexed interest options according to the allocation instructions in effect for Net Premium, unless you direct otherwise. Allocations of loan repayments to the fixed interest options are subject to the same restrictions as Premium, see Premium Payments.
Repaying Indebtedness will cause the Death Benefit and net Cash Surrender Value to increase accordingly.
Lapse
The policy is at risk of Lapsing when the Cash Surrender Value is insufficient to cover the monthly policy charges, including Rider charges, see Unfavorable Investment Experience. A policy owner can avoid Lapsing the policy by paying the amount required by the Guaranteed Policy Continuation Provision, by meeting the requirements of the Extended No-Lapse Guarantee Rider, if elected, or by invoking the Overloan Lapse Protection Rider to prevent the policy from Lapsing due to Indebtedness. Before any Lapse, there is a Grace Period during which a policy owner can take action to prevent the Lapse. Subject to certain conditions, a policy owner may reinstate a policy that has Lapsed.
Guaranteed Policy Continuation Provision
The policy provides for a guaranteed policy continuation provision referred to as the Death Benefit Guarantee Period and shown in the Policy Specification Pages. During the Death Benefit Guarantee Period, the policy will not Lapse if at the time a Lapse would otherwise occur, the Premium paid, reduced for any Indebtedness, partial surrenders, and/or Returned Premiums, is equal to or greater than the sum of the Monthly Death Benefit Guarantee Premium in effect for each respective month since the policy was issued.
The Monthly Death Benefit Guarantee Premium required is stated in the Policy Specification Pages and will vary by the Insured's issue age, sex, underwriting classification, any Substandard Ratings, the Total Specified Amount and any Riders elected.
The Monthly Death Benefit Guarantee Premium can only change due to action taken by the policy owner. If a policy owner has made any changes to the policy after it is issued, including any policy loans or partial surrenders, increases or decreases to the Total Specified Amount, adding or terminating a Rider, and/or changing the death benefit option, the Monthly Death Benefit Guarantee Premium may change. A change will result in reissued Policy Specification Pages which will show the new Monthly Death Benefit Guarantee Premium. Upon request and for no charge, Nationwide will determine whether Premium payments, minus any Indebtedness and partial surrenders, and/or Returned Premiums are sufficient to keep the Guaranteed Policy Continuation Provision in effect.
When the Death Benefit Guarantee Period ends, if the Cash Surrender Value remains insufficient to cover the monthly policy charges, the policy is at risk of Lapsing and a Grace Period will begin. There is no separate additional charge for the Guaranteed Policy Continuation Provision.

Grace Period
If the Cash Surrender Value on any Policy Monthaversary is not sufficient to cover the current monthly deductions, then a Grace Period will begin. At the beginning of a Grace Period, the policy owner will receive a notice from Nationwide that will indicate the amount of Premium that must be paid to avoid Lapsing the policy. If the required Premium is not paid within 61 days, the policy and all Riders will Lapse. The amount is equal to the lesser of:
•	the amount of Premium required to pay any due and unpaid policy charges plus three times the current monthly deductions;
•	during the Death Benefit Guarantee Period, the amount of Premium that will bring the Guaranteed Policy Continuation Provision back into effect; or
•	if the Extended No-Lapse Guarantee Rider is elected and the Death Benefit Guarantee Period has ended, the amount of Premium that will satisfy the Rider.
The Grace Period will not alter the operation of the policy or the payment of Proceeds.
Reinstatement
A policy owner may reinstate a Lapsed policy by:
(1)	submitting, at any time within three years after the end of the Grace Period (or longer if required by state law) and before the Maturity Date, a written request to the Service Center to reinstate the policy;
(2)	providing evidence of insurability satisfactory to Nationwide;
(3)	paying sufficient Premium to keep the policy In Force for three months (or less if required by state law) from the date of reinstatement, or, if the policy is in the Death Benefit Guarantee Period, paying the lesser of (a) and (b) where:
(a)	is the amount of Premium sufficient to keep the policy In Force for three months from the date of reinstatement; and
(b)	is the amount of Premium sufficient to bring the Guaranteed Policy Continuation Provision into effect;
(4)	paying sufficient Premium to cover all policy charges that were due and unpaid during the Grace Period; and
(5)	repaying or reinstating any Indebtedness that existed at the end of the Grace Period.
The policy owner may also reinstate coverage under certain Riders subject to satisfactory evidence of insurability.
After Nationwide approves the application for reinstatement and receives the required Premium, the effective date of a reinstated policy, including any reinstated Riders, will be the coinciding or next Policy Monthaversary following the date Nationwide approves the application for reinstatement.
If the policy is reinstated, the Cash Value on the date of reinstatement will be set equal to the lesser of the Surrender Charge corresponding to the policy year in which the policy is reinstated or the Cash Value at the end of the most recent Grace Period. Nationwide will add any Premiums or loan repayments that were made to reinstate the policy to the Cash Value.
The Cash Value will be applied to the policy investment options according to the policy owner’s most recent allocation instructions for Net Premium.
Surrenders
Full Surrender
The policy may be surrendered for the Cash Surrender Value at any time while it is In Force. A surrender will be effective as of the date Nationwide receives the policy owner’s written surrender request at the Service Center. Nationwide reserves the right to require written requests to be submitted on current Nationwide forms. Any applicable surrender charges will be deducted from the policy’s Cash Value, see Surrender Charge.

Policy Restoration after a Full Surrender
Prior to the Insured's death, Nationwide will permit restoration of a surrendered policy pursuant to established procedures to meet the requirements of state insurance law regarding the replacement of life insurance (i.e., use of the Proceeds from a surrendered policy to purchase a new policy). Restored policies will be treated as if they were never surrendered for all purposes, including Investment Experience, interest, and deduction of charges, see Policy Restoration Procedure in the Statement of Additional Information.
Partial Surrender
A policy owner may request a partial surrender of the policy's Cash Surrender Value at any time after the first policy year. A partial surrender will be effective as of the date Nationwide receives the policy owner's written request at the Service Center. Nationwide reserves the right to require written requests to be submitted on current Nationwide forms. Notwithstanding anything to the contrary set forth in this prospectus, Nationwide may accept requests submitted via telephone, subject to dollar amount limitations and payment and other restrictions to prevent fraud. Nationwide reserves the right to discontinue acceptance of telephonic requests at any time upon written notice. Contact the Service Center for current limitations and restrictions. A Partial Surrender Fee may be applied to each partial surrender that equals the lesser of $25 or 5% of the amount surrendered. Currently, Nationwide waives the partial surrender fee, see Partial Surrender Fee.
Nationwide reserves the right to limit the number of partial surrenders to one per policy year. The minimum amount of any partial surrender request is $500. In policy years 2-10, the maximum amount of a partial surrender in any given policy year is 20% of the Cash Surrender Value as of the beginning of the policy year. In policy years 11+, the maximum amount of a partial surrender is equal to the Cash Surrender Value less the greater of $500 or three times the most recent monthly deductions. Monthly deductions are calculated for each month, beginning on the Policy Date, as follows:
(1)	the Percent of Sub-Account Value Charge; plus
(2)	the Administrative Per Policy Charge; plus
(3)	the monthly cost of any additional benefits provided by any Riders; plus
(4)	the Base Policy Specified Amount Cost of Insurance; plus
(5)	the Per $1,000 of Specified Amount Charge.
A partial surrender cannot cause the Total Specified Amount to be reduced below the Minimum Total Specified Amount indicated in the Policy Specification Pages, and after any partial surrender, the policy must continue to qualify as life insurance under Section 7702 of the Code. Partial surrenders may be subject to income tax penalties. They could also cause the policy to become a "modified endowment contract" under the Code, which could change the income tax treatment of any distribution from the policy, see Taxes.
If the policy owner takes a partial surrender, unless the policy owner requests processing from a single Sub-Account or the Fixed Account, it will be processed in the same order as monthly deductions are taken, see How Monthly Charges are Deducted. Restrictions on partial surrenders from the Long-Term Fixed Account will apply. The total of all partial surrenders and transfers from the Long-Term Fixed Account within any 12 month period is limited to the greater of:
(1)	$5,000; or
(2)	10% of the Cash Value in the Long-Term Fixed Account determined as of the monthly policy anniversary, coinciding with or last preceding the date 12 months prior to the beginning of the Valuation Period during which Nationwide received the request. If the request is received within one month after the first policy anniversary, the Cash Value of the Long-Term Fixed Account on the Policy Date will be used.
Reduction of the Base Policy Specified Amount due to a Partial Surrender
When a partial surrender is taken, the Base Policy Specified Amount will be reduced by the amount necessary to prevent an increase in the Net Amount At Risk. The Base Policy Specified Amount reduction will not exceed the partial surrender amount. The policy's charges going forward will be based on the new Base Policy Specified Amount.
Any reduction of the Base Policy Specified Amount will be made in the following order: against the most recent increase in the Base Policy Specified Amount, then against the next most recent increases in the Base Policy Specified Amount in succession, and finally, against the initial Base Policy Specified Amount.

The Death Benefit
Calculation of the Death Benefit
The Death Benefit will be calculated when Nationwide has received (at the Service Center) all information required to process the claim for Death Benefit Proceeds, including, but not limited to, proof that the Insured has died and any other information Nationwide may reasonably require. The Death Benefit may be subject to an adjustment if an error or misstatement was made upon application, the Insured dies by suicide, benefits were paid under a Rider that accelerated all or a portion of the Death Benefit, and when the Long-Term Care Rider II lapse protection feature is keeping the policy In Force when the Insured dies.
While the policy is In Force, the Death Benefit will never be less than the Base Policy Specified Amount. The Death Benefit will depend on the death benefit option elected, certain Riders, and the tax test elected as discussed in greater detail below. The Death Benefit may vary with the Cash Value of the policy, which is affected by Investment Experience, Indebtedness, and any due and unpaid monthly deductions that accrued during a Grace Period.
Death Benefit Options
Policy owners have a choice of one of two available death benefit options under the policy. If a death benefit option is not selected, Nationwide will issue the policy with Death Benefit Option 1. Not all death benefit options are available in all states.
Note: The Death Benefit will be the greater of the amount produced by the death benefit option in effect on the date of the Insured's death or the Minimum Required Death Benefit, see The Minimum Required Death Benefit.
Death Benefit Option 1: The Death Benefit will be the Total Specified Amount as of the Insured's date of death.
Death Benefit Option 2: The Death Benefit will be the Total Specified Amount plus the Cash Value as of the Insured's date of death.
The Minimum Required Death Benefit
The policy has a Minimum Required Death Benefit. The Minimum Required Death Benefit is the lowest Death Benefit that will qualify the policy as life insurance under Section 7702 of the Code.
The tax tests for life insurance generally require that the policy have a significant element of life insurance and not be primarily an investment vehicle. At the time the policy is issued, the policy owner irrevocably elects one of the following tests to qualify the policy as life insurance under Section 7702 of the Code:
•	the cash value accumulation test; or
•	the guideline premium/cash value corridor test.
If a specific test is not elected, Nationwide will issue the policy with the guideline premium/cash value corridor test. If the cash value accumulation test is elected, the Overloan Lapse Protection Rider is not available.
Cash Value Accumulation Test
The cash value accumulation test determines the Minimum Required Death Benefit by multiplying the Cash Value by a percentage calculated as described in the Code. The percentages depend upon the Insured's age, sex, and underwriting classification. Under the cash value accumulation test, there is no limit to the amount that may be paid in Premiums as long as there is sufficient Death Benefit in relation to the Cash Value at all times.
Guideline Premium/Cash Value Corridor Test
The guideline premium/cash value corridor test determines the Minimum Required Death Benefit by comparing the Death Benefit to an applicable percentage of the Cash Value. These percentages are set out in the Code, but the percentage varies only by the Attained Age of the Insured.
In deciding which test to elect for the policy, consider the following:
•	The cash value accumulation test generally allows flexibility to pay more Premium, subject to Nationwide's approval of any increase in the policy's Net Amount At Risk that would result from higher Premium payments. Premium payments under the guideline premium/cash value corridor test are limited by Section 7702 of the Code.

•	Generally, the guideline premium/cash value corridor test produces a higher Death Benefit in the early years of the policy while the cash value accumulation test produces a higher Death Benefit in the policy's later years.
•	Monthly cost of insurance charges that vary with the amount of the Death Benefit may be greater during the years when the elected test produces a higher Death Benefit.
Regardless of which test is elected, Nationwide will monitor compliance to ensure that the policy meets the statutory definition of life insurance under the Code. As a result, the Proceeds payable under a policy should be excludable from gross income of the beneficiary for federal income tax purposes. Nationwide may refuse additional Premium payments or return Premium payments so that the policy continues to meet the Code's definition of life insurance. Consult a qualified tax advisor on all tax matters involving the policy.
Changes in the Death Benefit Option
After the first policy year, a policy owner may elect to change the death benefit option from either Death Benefit Option 1 to Death Benefit Option 2, or from Death Benefit Option 2 to Death Benefit Option 1. Nationwide will permit only one change of death benefit option per policy year. The effective date of a change will be the monthly anniversary of the Policy Date following the date Nationwide approves the change.
For any change in the death benefit option to become effective, the Cash Surrender Value after the change must be sufficient to keep the policy In Force for at least three months.
Upon effecting a death benefit option change, the Total Specified Amount may be changed (either increased or decreased) so that the Net Amount At Risk is the same before the change and after the change on the date of the change. Because the policy's Net Amount At Risk remains the same before and after the change, changing the death benefit option and preserving the Net Amount At Risk by itself does not alter the policy charges. The policy charges going forward will be based on the adjusted Total Specified Amount. Depending on changes in factors such as fluctuations in the policy's Cash Value, these charges may increase or decrease after the death benefit option change. In addition, if the change is from Death Benefit Option 1 to Death Benefit Option 2, there will be adjustments to the Surrender Charges.
The policy owner should request an illustration demonstrating the impact of a change in the policy's death benefit option.
Nationwide will refuse a death benefit option change that would reduce the Total Specified Amount to a level where the Premium already paid would exceed any premium limitations under the Code.
Where the policy owner has selected the guideline premium/cash value corridor test, a change in death benefit option will not be permitted if it results in the total Premium paid exceeding any premium limitations under Section 7702 of the Code.
Incontestability
Nationwide will not contest payment of the Death Benefit based on the initial Total Specified Amount after the policy has been In Force during the Insured's lifetime for two years from the Policy Date, and, in some states, within two years from a reinstatement date. For any change in Total Specified Amount requiring evidence of insurability, Nationwide will not contest payment of the Death Benefit based on such increase after it has been In Force during the Insured's lifetime for two years from its effective date, and, in some states, within two years from a subsequent reinstatement date. The incontestability period in some states may be less than two years.
Suicide
If the Insured dies by suicide within two years from the Policy Date, and, in some states, within two years of a reinstatement date, Nationwide will pay no more than the sum of the Premiums paid, less any Indebtedness, partial Surrenders, and any benefits paid as an acceleration of the Base Policy or Total Specified Amount. Similarly, if the Insured dies by suicide within two years from the date an application for an increase in the Total Specified Amount was accepted by Nationwide, and, in some states, within two years from a subsequent reinstatement date, Nationwide will pay no more than the Death Benefit Proceeds associated with insurance that has been In Force for at least two years from the Policy Date, plus the Cost of Insurance Charges associated with any increase in Total Specified Amount that has been In Force for a shorter period. The suicide period in some states may be less than two years.

Policy Maturity
If the policy is In Force on the Maturity Date, coverage will automatically be extended (unless otherwise elected by the policy owner) until the Insured's date of death at which time Proceeds will be paid to the beneficiary, see Extending Coverage beyond the Maturity Date. The Maturity Date is the date on which the Insured reaches Attained Age 120.
If the policy owner elects not to extend coverage beyond the Maturity Date, Nationwide will pay the Proceeds generally within seven days after the written request for payment is received at the Service Center. Nationwide may postpone payment of the Proceeds on the days that it is unable to price Accumulation Units, see Valuation of Accumulation Units. The Proceeds will equal the policy's Cash Value minus any Indebtedness. The policy is terminated once the Proceeds are paid.
The primary purpose of extending coverage beyond the Maturity Date is to continue the life insurance coverage, and avoid current income taxes on any earnings in excess of the policy cost basis if the maturity Proceeds are taken, see Surrender, Lapse, Maturity in Taxes.
Assuming no Indebtedness exists on the Maturity Date and that no partial surrenders or loans are taken after the Maturity Date, the Proceeds after the Maturity Date will equal or exceed the Proceeds on the Maturity Date. However, because the loan interest rate charged may be greater than loan interest credited, if Indebtedness on or after the Maturity Date exists, Proceeds after the Maturity Date may be less than the Proceeds on the Maturity Date.
Extending Coverage Beyond the Maturity Date
The termination of some policy and/or Rider benefits will coincide with extension of coverage beyond the Maturity Date. If coverage is extended beyond the Maturity Date:
(1)	the policy's Total Specified Amount will be equal to the Base Policy Specified Amount and will be adjusted to what it was when the Insured reached Attained Age 85, subject to any adjustment for partial surrenders, and reduced for any subsequent Base Policy Specified Amount decreases;
(2)	no changes to the Base Policy Specified Amount and/or the Total Specified Amount will be permitted;
(3)	no changes to the death benefit option will be permitted;
(4)	100% of the policy's Cash Value will be transferred to the Fixed Account, except that any existing indexed interest segments will be allowed to mature prior to transfer;
(5)	if applicable, the Long-Term Care Rider II will terminate;
(6)	if applicable, the Long-Term Care Rider will remain in effect;
(7)	if applicable, the Additional Term Insurance Rider will terminate;
(8)	no additional Premium payments will be permitted;
(9)	no additional monthly periodic charges will be deducted;
(10)	loan interest will continue to be charged on Indebtedness; and
(11)	the policy owner can request partial surrenders.
Note: Partial surrenders will affect the Base Policy Specified Amount of a policy with Death Benefit Option 1 based on the Insured's Attained Age at the time the partial surrender is requested. While the Insured is between the Attained Age of 86 and 90, a partial surrender will decrease the Base Policy Specified Amount proportionately. If the Insured is Attained Age 91 or older, a partial surrender will reduce the Proceeds by an amount proportionate to the ratio of the partial surrender to the Cash Value.
Notwithstanding the above, if the Overloan Lapse Protection Rider was invoked, the Proceeds may be reduced, see Overloan Lapse Protection Rider.
Coverage beyond the Maturity Date will not be extended when the policy would fail the definition of life insurance under the Code.

Payment of Policy Proceeds
Minimum Long-Term Care Rider II Death Benefit Proceeds
If Long-Term Care Rider II benefits have been paid and the Rider is In Force when the Insured dies, the policy will provide minimum Death Benefit Proceeds as follows:
•	If the Long-Term Care Rider II is not keeping the policy In Force and the Death Benefit is not greater than or equal to 10% of: the Base Policy Specified Amount minus any Indebtedness, Nationwide will instead pay Death Benefit Proceeds equal to the greater of zero, or: (1) 10% of: the base Policy Specified Amount minus any Indebtedness; minus (2) the lesser of (a) or (b) if the Policy is in a grace period when the Insured dies, where: (a) is any due and unpaid monthly deductions and any other Policy charges; and (b) is the dollar amount of Premium that would meet the requirements of any death benefit guarantee or no-lapse guarantee; and
•	If the Long-Term Care Rider II is keeping the policy In Force and the Death Benefit Proceeds are not greater than or equal to: 10% of: the Long-Term Care Specified Amount minus any Indebtedness, Nationwide will instead pay Death Benefit Proceeds equal to 10% of: the Long-Term Care Specified Amount minus any Indebtedness.
Treatment of Unclaimed Property
Every state has unclaimed property laws which generally declare life insurance policies to be abandoned after a period of inactivity of three to five years from the policy Maturity Date or the date Nationwide becomes informed that a Death Benefit is due and payable. For example, if the payment of a Death Benefit has been triggered, but, if after a thorough search, Nationwide is still unable to locate the beneficiary of the Death Benefit, or the beneficiary does not come forward to claim the Death Benefit in a timely manner, the Death Benefit will be surrendered and placed in a non-interest bearing account. While in the non-interest bearing account, Nationwide will continue to perform due diligence required by state law. Once the state mandated period has expired, Nationwide will escheat the Death Benefit to the abandoned property division or unclaimed property office of the state in which the beneficiary or the policy owner last resided, as shown on Nationwide’s books and records, or to Ohio, Nationwide’s state of domicile. If a claim is subsequently made, the state is obligated to pay any such amount (without interest) to the designated recipient upon presentation of proper documentation.
To prevent escheatment, it is important to update beneficiary designations - including complete names, complete addresses, phone numbers, and social security numbers - as they change. Such updates should be sent to the Service Center.
Policy Settlement Options
Proceeds (Death Benefit, maturity Proceeds, or Cash Surrender Value) may be paid out in a lump sum, or in another form that is elected at application.
At any time before the Proceeds become payable, a policy owner may request to change the payout option by writing to the Service Center.
If more than one payout option is elected, at least $2,000 must be apportioned to each option and each payment (made at the specified interval) must be at least $20. The settlement options below are based on predetermined fixed payments.
If the policy owner does not make an election as to the form of the Proceeds, upon the Insured's death, the beneficiary may make the election. Changing the beneficiary of the policy will revoke the payout option(s) in effect at that time. Proceeds are neither assignable nor subject to claims of creditors or legal process. If the beneficiary does not make an election, Nationwide will pay the Proceeds in a lump sum.
Normally, Nationwide will make a lump sum payment of the Proceeds within seven days after the written request for payment is received at the Service Center. However, Nationwide may postpone payment of the Proceeds from the general account options and/or on the days that it is unable to price Sub-Account Accumulation Units, see Valuation of Accumulation Units. Proceeds are paid from Nationwide’s general account. For payout options other than lump sum, Nationwide will issue a settlement contract in exchange for the policy.
Note that for the remainder of Payment of Policy Proceeds provision, "payee" means the person(s) entitled to the Proceeds.

Life Income with Payments Guaranteed Option
If the Life Income with Payments Guaranteed Option is elected, Nationwide will retain the Proceeds and make payments to the payee at specified intervals for a guaranteed period of 10 years and, if the payee is still living at the end of the guaranteed period, the payments will continue for the rest of the payee’s life. During the guaranteed period, Nationwide will pay interest on the remaining Proceeds at a rate of at least 2.5% per annum, compounded annually. Nationwide will determine annually if any interest in excess of 2.5% will be paid. The Proceeds can be paid at the beginning of 12-, six, three, or one month intervals.
Once payments begin under this option, withdrawals are not permitted. If a payee dies before the guaranteed period has elapsed, Nationwide will make the remaining payments to the payee’s estate. If the payee dies after the guaranteed period has elapsed, no further payments will be made.
Joint and Survivor Life Option
If the Joint and Survivor Life Option was elected, Nationwide will retain the Proceeds and make equal payments to the payees at specified intervals for the life of the last surviving payee. The Proceeds can be paid at the beginning of 12-, six, three, or one month intervals.
Once payments begin under this option, withdrawals are not permitted. Payments will cease upon the death of the last surviving payee. Nationwide will make no payments to the last surviving payee's estate. It is possible that only one payment will be made under this option if both payees die prior to the first payment.
Life Income Option
If the Life Income Option is elected, Nationwide will use the Proceeds to purchase an annuity with the payee as annuitant. The amount payable will be based on current individual immediate annuity purchase rates in effect on the date the immediate annuity is elected. The Proceeds will be paid 30 days after this option is elected and future payments can be paid at the end of 12-, 6-, 3-, or 1-month intervals.
Once payments begin under this option, withdrawals are not permitted. Payments will cease upon the payee’s death. Nationwide will make no payments to the payee’s estate. It is possible that only one payment will be made under this option if the payee dies prior to the first payment.
Some or all of the payout options listed may not be available in all states. Forms of payout other than the three listed above may be requested, but are subject to Nationwide’s approval. Requests for other forms of payout must be based on fixed payments; no variable payment options are permitted. The amount of payments and duration of any other payout options will be determined by Nationwide.
Taxes
The tax treatment of life insurance policies under the Internal Revenue Code ("Code") is complex and the tax treatment of the policy will depend on the policy owner's particular circumstances. The policy owner should seek competent tax advice regarding the tax treatment of the policy given their situation. The following discussion provides a general overview of the Code's provisions relating to certain common life insurance policy transactions. Some of the items discussed below may not be applicable to the life insurance policy described herein. It is not and cannot be comprehensive, and it cannot replace personalized advice provided by a competent tax professional.
Types of Taxes
Federal Income Tax
Generally, the United States assesses a tax on income, which is broadly defined to include all items of income from whatever source, unless specifically excluded. Certain expenditures can reduce income for tax purposes and correspondingly the amount of tax payable. These expenditures are called deductions. While there are many more income tax concepts under the Code, the concepts of "income" and "deduction" are the most fundamental to the federal income tax treatment that pertains to this policy.
Federal Transfer Tax
In addition to the income tax, the United States also assesses a tax on some or all of the value of certain transfers of property made by gift while a person is living (the federal gift tax), and by bequest or otherwise at the time of a person's death (the federal estate tax).

The federal gift tax is imposed on the value of the property (including cash) transferred by gift. Each donor is allowed to exclude an amount per recipient from the value of present interest gifts. In addition, each donor is allowed a credit against the tax on five million dollars in lifetime gifts (calculated after taking into account the applicable exclusion amount). An unlimited marital deduction may be available for certain lifetime gifts made by the donor to the donor's spouse.
The American Taxpayer Relief Act ("ATRA") enacted on January 1, 2013, permanently provides for a maximum federal estate tax rate of 40% with an annually inflation adjusted $5 million exemption for estates of persons dying after December 31, 2012.
Under current law, an unlimited marital deduction is available for federal estate tax purposes for certain amounts that pass to the surviving spouse.
If the transfer is made to someone two or more generations younger than the transferor, the transfer may be subject to the federal generation-skipping transfer tax ("GSTT"). The GSTT provisions generally apply to the same transfers that are subject to estate or gift taxes. The GSTT is imposed at a flat rate equal to the maximum estate tax rate subject to any applicable exemptions. As with the estate tax, ATRA permanently provides for a GSTT tax rate of 40% with an annually inflation adjusted $5 million exemption.
State and Local Taxes
State and local estate, inheritance, income and other tax consequences of ownership or receipt of policy proceeds depend on the circumstances of each policy owner or beneficiary. While these taxes may or may not be substantial in every policy owner's case, state by state differences of these taxes preclude a useful description of them in this prospectus.
Buying the Policy
Federal Income Tax
Generally, the Code treats life insurance premiums as a nondeductible expense for income tax purposes.
Federal Transfer Tax
Generally, the Code treats the payment of premiums on a life insurance policy as a gift when the premium payment benefits someone else (such as when premium payments are paid by someone other than the policy owner). Gifts are not generally included in the recipient's taxable income. If the policy owner (whether or not they are the insured) transfers ownership of the policy to another person, the transfer may be subject to a federal gift tax.
Investment Gain in the Policy
The income tax treatment of changes in the policy's cash value depends on whether the policy is "life insurance" under the Code. If the policy meets the definition of life insurance, then the increase in the policy's cash value is not included in the policy owner's taxable income for federal income tax purposes unless it is distributed to the policy owner before the death of the insured.
To qualify as life insurance, the policy must meet certain tests set out in Section 7702 of the Code. Nationwide will monitor the policy's compliance with Code Section 7702, and take whatever steps are necessary to stay in compliance.
Diversification
In addition to meeting the tests required under Section 7702, Section 817(h) of the Code requires that the investments of the separate account be adequately diversified. Regulations under Code Section 817(h) provide that a variable life policy that fails to satisfy the diversification standards will not be treated as life insurance unless such failure was inadvertent, is corrected, and the policy owner or the issuer pays an amount to the IRS. If the failure to diversify is not corrected, the income and gain in the policy would be treated as taxable ordinary income for federal income tax purposes.
Nationwide will also monitor compliance with Code Section 817(h) and the regulations applicable to Section 817(h) and, to the extent necessary, take appropriate action to remain in compliance.
Representatives of the IRS have informally suggested, from time to time, that the number of underlying investment options available or the number of transfer opportunities available under a variable insurance product may be relevant in determining whether the product qualifies for the desired tax treatment. In 2003, the IRS issued formal guidance, in Revenue Ruling 2003-91, that indicates that if the number of underlying investment options available in a variable insurance product does not exceed 20, the number of underlying investment options alone would not cause the policy to not qualify for the desired tax treatment. The IRS has also indicated that exceeding 20 underlying investment options may be considered a factor, along with other factors including the number of transfer opportunities available under the policy, when determining whether the policy qualifies for the desired tax treatment. The revenue ruling did not indicate the number of underlying investment options, if any, that would cause the policy to not provide the desired tax treatment. Should the U.S. Secretary of the Treasury issue additional rules or regulations limiting: the number of underlying investment options, transfers between underlying investment options, exchanges of underlying investment options or changes in the investment objectives of underlying investment options such that the policy would no longer qualify as life insurance under Section 7702 of the Code, Nationwide will take whatever steps are available to remain in compliance.
Based on the above, the policy should be treated as life insurance for federal income tax purposes.
Periodic Withdrawals, Non-Periodic Withdrawals and Loans
The tax treatment described in this section applies to withdrawals and loans, premiums Nationwide accepts but then returns to meet the Code's definition of life insurance, and amounts used to pay the premium on any rider to the policy.
The income tax treatment of distributions of cash from the policy depends on whether the policy is also a "modified endowment contract" under the Code. Generally, the income tax consequences of owning a life insurance policy that is not a modified endowment contract are more advantageous than the tax consequences of owning a life insurance policy that is a modified endowment contract.
The policies offered by this prospectus may or may not be issued as modified endowment contracts. If a policy is issued as a modified endowment contract, it will always be a modified endowment contract; a policy that is not issued as a modified endowment contract can become a modified endowment contract due to subsequent transactions with respect to the policy, such as payment of additional premiums. If the policy is not issued as a modified endowment contract, Nationwide will monitor it and advise the policy owner if the payment of a premium, or other transaction, may cause the policy to become a modified endowment contract. It is only with the policy owner's written authorization that Nationwide will permit the policy to become a modified endowment policy. Otherwise, Nationwide will reject the requested action or refund any Premium paid in excess of the modified endowment limits.
Depending on the policy owner's circumstances, the use of the cash value of the policy to pay for the cost of any rider added to the base policy, could be treated as a distribution, and would be subject to the rules described below. Policy owners should seek competent tax advice regarding the tax treatment of the addition of any rider to the policy, based on the policy owner's individual facts and circumstances.
In general, interest the policy owner pays on a loan from a policy will not be deductible. Also, if a loan from a policy that is not a modified endowment contract is outstanding when the policy is canceled or lapses, the amount of the outstanding indebtedness will be added to the amount distributed and will be taxed accordingly. Before taking a policy loan, the policy owner should consult a tax advisor as to the tax consequences.
When the Policy is Life Insurance that is a Modified Endowment Contract
Section 7702A of the Code defines modified endowment contracts as those life insurance policies issued or materially changed on or after June 21, 1988 on which the total premiums paid during the first 7 years exceed the amount that would have been paid if the policy provided for paid up benefits after 7 level annual premiums. Under certain conditions, a policy may become a modified endowment contract, or may become subject to a new 7 year testing period as a result of a "material change" or a "reduction in benefits" as defined by Section 7702A(c) of the Code.
All modified endowment contracts issued to the same owner by the same company during a single calendar year are required to be aggregated and treated as a single policy for purposes of determining the amount that is includible in income when a distribution occurs.
The Code provides special rules for the taxation of surrenders, partial surrenders, loans, collateral assignments, and other pre-death distributions from modified endowment contracts. Under these special rules, such transactions are taxable to the extent that at the time of the transaction the cash value of the policy exceeds the 'investment in the contract' (generally, the net Premiums paid for the policy). In addition, a 10% tax penalty generally applies to the taxable portion of such distributions unless the policy owner is over age 59½ or disabled, or the distribution is part of a series of substantially equal periodic payments as defined in the Code.
When the Policy is Life Insurance that is NOT a Modified Endowment Contract
If the policy is not issued as a modified endowment contract, Nationwide will monitor premiums paid and will notify the policy owner when the policy is in jeopardy of becoming a modified endowment contract.

Distributions from life insurance policies that are not modified endowment contracts generally are treated as being first from the investment in the contract, and then from the income in the policy. Because premium payments are generally nondeductible, distributions not in excess of investment in the contract are generally not includible in income; instead, they reduce the owner's investment in the contract.
However, if a policy is not a modified endowment contract, a cash distribution during the first 15 years after a policy is issued that causes a reduction in death benefits may still be fully or partially taxable to the policy owner pursuant to Section 7702(f)(7) of the Code. The policy owner should carefully consider this potential tax ramification and seek further information before requesting any changes in the terms of the policy.
In addition, unlike a modified endowment contract, a loan from a life insurance policy that is not a modified endowment contract is not taxable when made, although it can be treated as a distribution if it is forgiven during the owner's lifetime. Distributions from policies that are not modified endowment contracts are not subject to the 10% early distribution penalty tax.
Surrender, Lapse, Maturity
A full surrender, cancellation of the policy by lapse, or the maturity of the policy on its maturity date may have adverse income tax consequences. If the amount received (or are deemed received upon maturity) plus total policy indebtedness exceeds the investment in the policy, then the excess generally will be treated as taxable ordinary income, regardless of whether or not the policy is a modified endowment contract. In certain circumstances, for example when the policy indebtedness is very large, the amount of tax could exceed the amount distributed to the policy owner at surrender.
The purpose of the maturity date extension feature is to permit the policy to continue to be treated as life insurance for tax purposes. Although Nationwide believes that the extension provision will cause the policy to continue to be treated as life insurance after the initially scheduled maturity date, that result is not certain due to a lack of specificity in the guidance on the issue. The policy owner should consult with a qualified tax advisor regarding the possible adverse tax consequences that could result from an extension of the scheduled maturity date.
Additional Medicare Tax
Effective January 1, 2013, Section 1411 of the Code imposes a surtax of 3.8% on certain net investment income received by individuals and certain trusts and estates. The surtax is imposed on the lesser of (a) net investment income or (b) the excess of the modified adjusted gross income over a threshold amount. For individuals, the threshold amount is $250,000 (married filing jointly); $125,000 (married filing separately); or $200,000 (single, head of household with qualifying person, or qualifying widow(er) with dependent child). The threshold for an estate or trust that is subject to the surtax is generally equal to the dollar amount at which the highest tax bracket under section 1(e) begins for the taxable year; for 2017, that amount is $12,500.
Modified adjusted gross income is equal to adjusted gross income with several modifications; the policy owner should consult with a tax advisor regarding how to determine the policy owner's modified adjusted gross income for purposes of determining the applicability of the surtax.
Net investment income includes, but is not limited to, interest, dividends, capital gains, rent and royalty income, and income from nonqualified annuities; and may include taxable distributions from, and gain from the sale or surrenders of, life insurance policies.
Net investment income does not include, among other things, distributions from certain qualified plans (such as IRAs, Roth IRAs, and plans described in Internal Revenue Code Sections 401(a), 401(k), 403(a), 403(b) or 457(b)); however, such distributions, to the extent that they are includible in income for federal income tax purposes are includible in modified adjusted gross income.
Sale of a Life Insurance Policy
If a life insurance policy is sold for a gain, all or a portion of the gain will be treated as ordinary income. In Revenue Ruling 2009-13, the IRS concluded that the amount of gain realized from the sale of a life insurance policy is equal to the amount received (which can include relief from, or assumption of debt) over the owner's basis in the policy. The portion of the gain that is equal to the excess of the cash surrender value over the investment in the policy would be treated as ordinary income; any additional gain would be short or long-term capital gain, depending on the holding period. The ruling also concluded that the owner's basis in the policy that is used to calculate the gain resulting from the sale of the life insurance policy is the investment in the policy reduced by the cost of insurance previously paid out of the cash value. Consequently, a sale may result in more gain than a surrender for the same amount.
Exchanging the Policy for Another Life Insurance Policy
Generally, policy owners will be taxed on amounts received in excess of premium payments when the policy is surrendered in full. If, however, the policy is exchanged for another life insurance policy, modified endowment contract, or annuity contract, the transaction will not be taxed on the excess amount if the exchange meets the requirements of Code Section 1035. To meet Section 1035 requirements, the insured named in the policy must be the insured for the new policy. Generally, the new policy or contract will be treated as having the same issue date and tax basis as the old policy or contract.
If the policy or contract is subject to a policy indebtedness that is discharged as part of the exchange transaction, the discharge of the indebtedness may be taxable. Policy owners should consult with their personal tax or legal advisors in structuring any policy exchange transaction.
Federal Income Taxation of Death Benefits
Death of Insured
The death benefit is generally excludable from the beneficiary's gross income under the Internal Revenue Code by reason of the insured’s death. However, if the policy had been transferred to a new policy owner for valuable consideration (e.g., through a sale of the policy), a portion of the death benefit may be includible in the beneficiary's gross income when it is paid.
The payout option selected by the policy's beneficiary may affect how the payments received by the beneficiary are taxed. Under the various payout options, the amount payable to the beneficiary may include earnings on the death benefit, which will be taxable as ordinary income. For example, if the beneficiary elects to receive interest only, then the entire amount of the interest payment will be taxable to the beneficiary; if a periodic payment (whether for a fixed period or for life) is selected, then a portion of each payment will be taxable interest income, and a portion will be treated as the nontaxable payment of the death benefit. The policy's beneficiaries should consult with their tax advisors to determine the tax consequences of electing a payout option, based on their individual circumstances.
Accelerated Death Benefits
The death benefit under a life insurance policy may be distributed at a time earlier than the death of the insured, and all or a portion of the distribution may still be excludable from gross income under the Code.
Terminal Illness
The death benefit under a life insurance policy may be distributed when the insured is considered a "terminally ill individual" as that term is defined under the Internal Revenue Code. In this situation the distribution is treated as paid by reason of death of the insured and will generally be excluded from the policy owner’s gross income under Section 101 of the Code, see Federal Income Taxation of Death Benefits.
Long-Term Care
A long-term care rider issued with a life insurance policy or one that is subsequently added to the policy may allow for acceleration of all or a portion of the death benefit upon the insured being certified as a "chronically ill individual" as that term is defined under the Internal Revenue Code. If the long-term care rider meets the requirements of a qualified long-term care insurance contract as defined under Section 7702B of the Internal Revenue Code, then a distribution of all or a portion of the death benefit will generally be excluded from income under the Code. The long-term care rider issued with this life insurance policy is intended to be a qualified long-term care insurance contract under Section 7702B of the Internal Revenue Code.
The long-term care rider issued with this policy will be either a rider that pays a long-term care benefit that is limited to the HIPAA per diem amount or a rider that allows payment of a long-term care benefit that may exceed the HIPAA per diem amount. Under either rider, the amount of the long-term care benefit that is excludable from gross income is limited by the Internal Revenue Code, on an annual basis, to the greater of the HIPAA per diem amount or the amount of actual qualifying long-term care expenses incurred, reduced by any reimbursements received for qualifying long-term care services provided for the insured. If multiple indemnity contracts are owned on a single insured, then the payments received from these contracts are aggregated for purposes of determining whether the amounts received exceed the greater of the HIPAA per diem amount or the amount of actual qualifying long-term care expenses incurred. Therefore it is highly recommended that the policy owner consult their tax advisor when contemplating the amount of long-term care benefit to be taken under the long-term care rider.
The long-term care rider may pay benefits if the insured is receiving qualified long-term care services outside of the United States. It is the responsibility of the Policy Owner to determine if collecting benefits while outside the United States will subject the Policy Owner to taxation in the United States, the country of residence, or any other foreign jurisdiction.
Payment of long-term care rider charges will be made through deductions from the cash value of the life policy. These deductions from the cash value are considered to be distributions from the life policy for federal tax purposes. The federal tax treatment of such distributions are governed by section 72(e)(11) which provides that the deductions will reduce the investment in the contract and will not be included in income even if the policy owner has recovered all of their investment in the contract.
The payment of long-term care benefits made to the policy owner of the long-term care rider will be reported on a Form 1099-LTC. In addition, deductions from the cash value of the life insurance policy to pay for long-term care rider charges during the calendar year will also be reported on Form 1099-R.
This discussion of the tax treatment of the long-term care rider is not meant to be all inclusive. Due to the complexity of these rules, and because they are affected by the policy owner's facts and circumstances, the policy owner should consult with legal and tax counsel and other competent advisors regarding these matters.
Federal Transfer (Estate, Gift and Generation Skipping Transfer) Taxes
When the insured dies, the death benefit will generally be included in the insured's federal gross estate if: (1) the proceeds were payable to or for the benefit of the insured's estate; or (2) the insured held any "incident of ownership" in the policy at death or at any time within three years of death. An incident of ownership, in general, is any right in the policy that may be exercised by the policy owner, such as the right to borrow on the policy or the right to name a new beneficiary.
If the beneficiary is two or more generations younger than the insured, the death benefit may be subject to the GSTT. Pursuant to regulations issued by the U.S. Secretary of the Treasury, Nationwide may be required to withhold a portion of the proceeds and pay them directly to the IRS as the GSTT payment.
If the policy owner is not the insured or a beneficiary, payment of the death benefit to the beneficiary will be treated as a gift to the beneficiary from the policy owner.
Special Considerations for Corporations
Special federal income tax considerations for life insurance policies owned by employers
Sections 101(j) and 6039I of the Code provide special rules regarding the tax treatment of death benefits that are payable under life insurance policies owned by the employer of the insured. These provisions are generally effective for life insurance policies issued after August 17, 2006. If a life insurance policy was issued on or before August 17, 2006, but materially modified after that date, it will be treated as having been issued after that date for purposes of Section 101(j). Policies issued after August 17, 2006 pursuant to a Section 1035 exchange generally are excluded from the operation of these provisions, provided that the policy received in the exchange does not have a material increase in death benefit or other material change with respect to the old policy.
Section 101(j) provides the general rule that, with respect to an employer-owned life insurance policy, the amount of death benefit payable directly or indirectly to the employer that may be excluded from income cannot exceed the sum of premiums and other payments paid by the policy owner for the policy. Consequently, under this general rule, the entire death benefit, less the cost to the policy owner, will be taxable. Although Section 101(j) is not clear, if lifetime distributions from the policy are made as a nontaxable return of premium, it appears that the reduction would apply for Section 101(j) purposes and reduce the amount of premiums for this purpose.
There are two exceptions to this general rule of taxability, provided that statutory notice, consent, and information requirements are satisfied. First, if proper notice and consent are given and received, and if the insured was an employee at any time during the 12-month period before the insured's death, then Section 101(j) would not apply.
Second, if proper notice and consent are given and received and, at the time that the policy is issued, the insured is either a director, a "highly compensated employee" (within the meaning of Section 414(q) of the Code without regard to paragraph (1)(B)(ii) thereof), or a "highly compensated individual" (within the meaning of Section 105(h)(5), except "35%" is substituted for "25%" in paragraph (C) thereof), then Section 101(j) would not apply.

Code Section 6039I requires any policy owner of an employer-owned policy to file an annual return showing (a) the number of employees of the policy owner, (b) the number of such employees insured under employee-owned policies at the end of the year, (c) the total amount of insurance in force with respect to those policies at the end of the year, (d) the name, address, taxpayer identification number and type of business of the policy owner, and (e) that the policy owner has a valid consent for each insured (or, if all consents are not obtained, the number of insured employees for whom such consent was not obtained). Proper recordkeeping is also required by this section.
It is the employer's responsibility to (a) provide the proper notice to each insured, (b) obtain the proper consent from each insured, (c) inform each insured in writing that the employer-owner will be the beneficiary of any proceeds payable upon the death of the insured, and (d) file the annual return required by Section 6039I. If the employer-owner fails to provide the necessary notice and information, or fails to obtain the necessary consent, the death benefit will be taxable when received. If the employer-owner fails to file a properly completed return under Section 6039I, a penalty may apply.
Limitation on interest and other business deductions
Section 264 of the Code imposes a number of limitations on the interest and other business deductions that may otherwise be available to businesses that own life insurance policies. In addition, the premium paid by a business for a life insurance policy is not deductible as a business expense or otherwise if the business is directly or indirectly a beneficiary of the policy.
For purposes of the alternative minimum tax ("AMT") that may be imposed on corporations, the death benefit from a life insurance policy, even though excluded from gross income for normal tax purposes, is included in "adjusted current earnings" for AMT purposes. In addition, although increases to the cash surrender value of a life insurance policy are generally excluded from gross income for normal income tax purposes, such increases are included in adjusted current earnings for income tax purposes.
Due to the complexity of these rules, and because they are affected by the policy owner's facts and circumstances, the policy owner should consult with legal and tax counsel and other competent advisors regarding these matters.
Federal appellate and trial courts have examined the economic substance of transactions involving life insurance policies owned by corporations. These cases involved relatively large loans against the policy's cash value as well as tax deductions for the interest paid on the policy loans by the corporate policy owner to the insurance company. Under the particular factual circumstances in these cases, the courts determined that the corporate policy owners should not have taken tax deductions for the interest paid. Accordingly, the court determined that the corporations should have paid taxes on the amounts deducted. Corporations should consider, in consultation with tax advisors familiar with these matters, the impact of these decisions on the corporation's intended use of the policy.
Business Uses of the Policy
The life insurance policy may be used in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans, and others. The tax consequences of these plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if the policy owner is contemplating using the policy in any arrangement the value of which depends in part on its tax consequences, the policy owner should be sure to consult a tax advisor as to tax attributes of the arrangement.
Non-Resident Aliens and Other Persons Who are Not Citizens of the United States
Special income tax laws and rules apply to non-resident aliens of the United States including certain withholding requirements with respect to pre-death distributions from the policy. In addition, foreign law may impose additional taxes on the policy, the death benefit, or other distributions and/or ownership of the policy.
In addition, special gift, estate and GSTT laws and rules may apply to non-resident aliens, and to transfers to persons who are not citizens of the United States, including limitations on the marital deduction if the surviving or donee spouse is not a citizen of the United States.
If the policy owner is a non-resident alien, or a resident alien, or if any of the policy's beneficiaries (including the policy owner's spouse) are not citizens of the United States, the policy owner should confer with a competent tax advisor with respect to the tax treatment of this policy.

If the policy owner, the insured, the beneficiary, or other person receiving any benefit or interest in or from the policy, are not both a resident and citizen of the United States, there may be a tax imposed by a foreign country that is in addition to any tax imposed by the United States. The foreign law (including regulations, rulings, treaties with the United States, and case law) may change and impose additional or increased taxes on the policy, payment of the death benefit, or other distributions and/or ownership of the policy.
FATCA
Under Sections 1471 through 1474 of the Internal Revenue Code (commonly referred to as FATCA), distributions from a policy to a foreign financial institution or to a nonfinancial foreign entity, each as described by FATCA, may be subject to United States tax withholding at a flat rate equal to 30% of the taxable amount of the distribution, irrespective of the status of any beneficial owner of the policy or of the distribution. Nationwide may require you to provide certain information or documentation (e.g., Form W-9 or Form W-8BEN) to determine its withholding requirements under FATCA.
Withholding and Tax Reporting
Distribution of taxable income from a life insurance policy, including a life insurance policy that is a modified endowment contract, is subject to federal income tax withholding. Generally, the recipient may elect not to have the withholding taken from the distribution. Nationwide will withhold income tax unless the policy owner advises Nationwide, in writing, of their request not to withhold. If the policy owner requests that taxes not be withheld, or if the taxes withheld are insufficient, the policy owner may be liable for payment of an estimated tax.
A policy owner is not permitted to waive withholding if the payee does not provide Nationwide with a taxpayer identification number; or if Nationwide receives notice from the Internal Revenue Service that the taxpayer identification number furnished by the payee is incorrect. In that instance, a distribution will be subject to withholding rates established by Section 3405 of the Code and will be applied against the amount of income that is distributed.
However, interest earned on a death benefit may be subject to mandatory back-up withholding. Mandatory backup withholding means that Nationwide is required to withhold taxes on income earned at the rate established by Section 3406 of the Code. Mandatory backup withholding may arise if Nationwide has not been provided a taxpayer identification number, or if the IRS notifies Nationwide that back-up withholding is required.
In certain employer-sponsored life insurance arrangements, participants may be required to report for income tax purposes, one or more of the following:
•	the value each year of the life insurance protection provided;
•	an amount equal to any employer-paid Premiums;
•	some or all of the amount by which the current value exceeds the employer's interest in the policy; and/or
•	interest that is deemed to have been forgiven on a loan that Nationwide deems to have been made by the employer.
Participants in an employer-sponsored plan relating to this policy should consult with the sponsor or the administrator of the plan, and/or with their personal tax or legal advisor to determine the tax consequences, if any, of their employer-sponsored life insurance arrangements.
Taxes and the Value of the Policy
For federal income tax purposes, a separate account is not a separate entity from the company. Thus, the tax status of the separate account is not distinct from our status as a life insurance company. Investment income and realized capital gains on the assets of the separate account are reinvested and taken into account in determining the value of Accumulation Units. As a result, such investment income and realized capital gains are automatically applied to increase reserves under the policies.
At present, Nationwide does not expect to incur any federal income tax liability that would be chargeable to the Accumulation Units. Based upon these expectations, no charge is being made against the policy's Accumulation Units for federal income taxes. If, however, Nationwide determines that taxes may be incurred, Nationwide reserves the right to assess a charge for these taxes.
Nationwide may also incur state and local taxes (in addition to those described in the discussion of the Premium Taxes) in several states. At present, these taxes are not significant. If they increase, however, charges for such taxes may be made that would decrease the value of the policy's Accumulation Units.

Tax Changes
The foregoing is a general discussion of various tax matters pertaining to life insurance policies. It is based on our understanding of federal tax laws as currently interpreted by the IRS, is general and is not intended as tax advice. The policy owner should consult their independent legal, tax and/or financial advisor.
The Code has been subjected to numerous amendments and changes, and it is reasonable to believe that it will continue to be revised. The United States Congress has, in the past, considered numerous legislative proposals that, if enacted, could change the tax treatment of life insurance policies. For example the "FY 2013, Budget of the United States Government" includes a proposal which, if enacted, would affect the treatment of corporate owned life insurance policies by limiting the availability of certain interest deductions for companies that purchase those policies. No proposed statutory language has been released yet, so the specifics of the proposal cannot be addressed herein. Such a proposal, if enacted, could have an adverse tax impact on the ownership of life insurance by or for the benefit of business entities. It is reasonable to believe that such proposals, and future proposals, may be enacted into law. The U.S. Treasury Department may amend existing regulations, issue new regulations, or adopt new interpretations of existing law that may differ from its current positions on these matters. In addition, current state law (which is not discussed herein) and future amendments to state law may affect the tax consequences of the policy.
Any or all of the foregoing may change from time to time without any notice, and the tax consequences arising out of a policy may be changed retroactively. There is no way of predicting if, when, or to what extent any such change may take place. Nationwide makes no representation as to the likelihood of the continuation of these current laws, interpretations, and policies.
Nationwide Life and Annuity Insurance Company
Nationwide, the depositor, is a stock life insurance company organized under Ohio law in March 1981, with its home office at One Nationwide Plaza, Columbus, Ohio 43215. Nationwide is a provider of life insurance, annuities, and retirement products.
Nationwide is a member of the Nationwide group of companies. Nationwide Mutual Insurance Company and Nationwide Mutual Fire Insurance Company (the "Companies") are the ultimate controlling persons of the Nationwide group of companies. The Companies were organized under Ohio law in December 1925 and 1933 respectively. The Companies engage in a general insurance and reinsurance business, except life insurance.
Nationwide VL Separate Account-G
Organization, Registration, and Operation
Nationwide VL Separate Account-G is a separate account established under Ohio law. Nationwide owns the assets in this account and is obligated to pay all benefits under the policies. Nationwide may use the separate account to support other variable life insurance policies that it issues. The separate account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 ("1940 Act") and qualifies as a "separate account" within the meaning of federal securities laws. For purposes of federal securities laws, the separate account is, and will remain, fully funded at all times. This registration does not involve the SEC's supervision of the separate account's management or investment practices or policies.
The separate account is divided into Sub-Accounts that invest in shares of the underlying mutual funds. Nationwide buys and sells the mutual fund shares at their respective NAV. Any dividends and distributions from a mutual fund are reinvested at NAV in shares of that mutual fund.
Income, gains, and losses, whether or not realized, from the assets in the separate account will be credited to, or charged against, the separate account without regard to Nationwide's other income, gains, or losses. Income, gains, and losses credited to, or charged against, a Sub-Account reflect the Sub-Account's own Investment Experience and not the investment experience of Nationwide's other assets. The separate account's assets are held separately from Nationwide’s other assets and are not part of Nationwide’s general account. Nationwide may not use the separate account's assets to pay any of its liabilities other than those arising from the policies. Nationwide will hold assets in the separate account equal to its liabilities. The separate account may include other Sub-Accounts that are not available under the policies, and are not discussed in this prospectus.

Nationwide does not guarantee any money placed in this separate account. The value of each Sub-Account will increase or decrease, depending on the Investment Experience of the corresponding mutual fund. A policy owner could lose some or all of their money.
Addition, Deletion, or Substitution of Mutual Funds
Where permitted by applicable law, Nationwide reserves the right to:
•	remove, close, combine, or add Sub-Accounts and make new Sub-Accounts available;
•	substitute shares of another mutual fund, which may have different fees and expenses, for shares of an existing mutual fund;
•	transfer assets supporting the policies from one Sub-Account to another, or from one separate account to another;
•	combine the separate account with other separate accounts, and/or create new separate accounts;
•	deregister the separate account under the 1940 Act, or operate the separate account or any Sub-Account as a management investment company under the 1940 Act or as any other form permitted by law; and
•	modify the policy provisions to reflect changes in the Sub-Accounts and the separate account to comply with applicable law.
Nationwide reserves the right to make other structural and operational changes affecting this separate account.
Nationwide will provide notice of any of the changes above. Also, to the extent required by law, Nationwide will obtain the required orders, approvals, and/or regulatory clearance from the appropriate government agencies (such as the various insurance regulators or the SEC). Also, to the extent required by state law, Nationwide will accept an irrevocable election from the policy owner to transfer 100% of the policy's Cash Value to the Fixed Account if received within 60 days after the date the policy owner received notification of a material change in the investment policy of the separate account.
Substitution of Securities
Nationwide may substitute, eliminate, or combine shares of another underlying mutual fund for shares already purchased or to be purchased in the future if either of the following occurs:
(1)	shares of a current underlying mutual fund are no longer available for investment; or
(2)	further investment in an underlying mutual fund is inappropriate.
No substitution of shares may take place without the prior approval of the SEC. All affected policy owners will be notified in the event there is a substitution, elimination, or combination of shares.
The substitute mutual fund may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future Premium, or both. Nationwide may close Sub-Accounts to allocations of Premiums or policy value, or both, at any time in its sole discretion. The mutual funds, which sell their shares to the Sub-Accounts pursuant to participation agreements, also may terminate these agreements and discontinue offering their shares to the Sub-Accounts.
Deregistration of the Separate Account
Nationwide may deregister Nationwide VL Separate Account-G under the 1940 Act in the event the separate account meets an exemption from registration under the 1940 Act, if there are no shareholders in the separate account or for any other purpose approved by the SEC.
All policy owners will be notified in the event Nationwide deregisters Nationwide VL Separate Account-G.
Voting Rights
Although the separate account owns the mutual fund shares, policy owners are the beneficial owner of those shares. When a matter involving a mutual fund is subject to shareholder vote, unless there is a change in existing law, Nationwide will vote the separate account's shares only as instructed by policy owners.

When a shareholder vote occurs, a policy owner will have the right to instruct Nationwide how to vote. The weight of each vote is based on the number of mutual fund shares that corresponds to the amount of Cash Value a policy has allocated to that mutual fund's Sub-Account (as of a date set by the mutual fund). Nationwide will vote shares for which no instructions are received in the same proportion as those that are received. What this means is that when only a small number of policy owners vote, each vote has a greater impact on, and may control the outcome of the vote.
Material Conflicts
The underlying mutual funds may be offered through separate accounts of other insurance companies, as well as through other separate accounts of Nationwide. Nationwide does not anticipate any disadvantages to this. However, it is possible that a conflict may arise between the interests of the variable account and one or more of the other separate accounts in which these underlying mutual funds participate.
Material conflicts may occur due to a change in law affecting the operations of variable life insurance policies and variable annuity contracts, or differences in the voting instructions of the policy owners and those of other companies. If a material conflict occurs, Nationwide will take whatever steps are necessary to protect policy owners and variable annuity payees, including withdrawal of the variable account from participation in the underlying mutual fund(s) involved in the conflict.
Legal Proceedings
Nationwide Life and Annuity Insurance Company
Nationwide Financial Services, Inc. (NFS, or collectively with its subsidiaries, "the Company") was formed in November 1996. NFS is the holding company for Nationwide Life Insurance Company (NLIC), Nationwide Life and Annuity Insurance Company (NLAIC) and other companies that comprise the life insurance and retirement savings operations of the Nationwide group of companies (Nationwide). This group includes Nationwide Financial Network (NFN), an affiliated distribution network that markets directly to its customer base. NFS is incorporated in Delaware and maintains its principal executive offices in Columbus, Ohio.
The Company is subject to legal and regulatory proceedings in the ordinary course of its business. These proceedings include proceedings specific to the Company and proceedings generally applicable to business practices in the industries in which the Company operates. The outcomes of these proceedings cannot be predicted due to their complexity, scope, and many uncertainties. Regulatory proceedings may also affect the outcome of one or more of the Company’s litigation matters. Furthermore, it is often not possible with any degree of certainty to determine the likely ultimate outcomes of the pending regulatory and legal proceedings or to provide reasonable ranges of potential losses. Some matters are in very preliminary stages, and the Company does not have sufficient information to make an assessment of the claims for liability or damages. In some of the legal proceedings which are seeking to be certified as class actions, the court has not yet decided whether a class will be certified or (in the event of certification) the size of the class and class period. In many of legal proceedings, the plaintiffs are seeking undefined amounts of damages or other relief, including punitive damages and equitable remedies, which are difficult to quantify and cannot be defined based on the information currently available. The Company believes, however, that based on currently known information, the ultimate outcome of all pending legal and regulatory proceedings is not likely to have a material adverse effect on the Company’s condensed consolidated financial position. Nonetheless, it is possible that such outcomes could materially affect the Company’s condensed consolidated financial position or results of operations in a particular quarter or annual period given the large or indeterminate amounts sought in certain of these legal proceedings and the inherent unpredictability of litigation. The Company maintains Professional Liability Insurance and Director and Officer Liability insurance policies that may cover losses for certain legal and regulatory proceedings. The Company recognizes an asset for insurance recoveries, not to exceed cumulative accrued losses, when recovery under such policies is probable and reasonably estimable.

The various businesses conducted by the Company are subject to oversight by numerous federal and state regulatory entities, including but not limited to the Securities and Exchange Commission, the Financial Industry Regulatory Authority ("FINRA"), the Department of Labor ("DOL"), the Internal Revenue Service, the Federal Reserve Bank and state insurance authorities. Such regulatory entities may, in the normal course, be engaged in general or targeted inquiries, examinations and investigations of the Company and/or its affiliates. With respect to all such scrutiny directed at the Company or their affiliates, the Company is cooperating with regulators. The Company will cooperate with its ultimate parent company, Nationwide Mutual Insurance Company ("NMIC") insofar as any inquiry, examination or investigation encompasses NMIC’s operations. In addition, recent regulatory activity, including activity by the DOL, may impact the Company’s business and operations, and certain estimates and assumptions used by the Company in determining the amounts presented in the financial statements and accompanying notes. Actual results could differ significantly from those estimates and assumptions.
Nationwide Investment Services Corporation
The general distributor, NISC, is not engaged in any litigation of any material nature.
Financial Statements
The Statement of Additional Information ("SAI") contains the financial statements of Nationwide VL Separate Account-G and the consolidated financial statements of Nationwide Life and Annuity Insurance Company and subsidiary (the Company). Policy owners may obtain a copy of the SAI FREE OF CHARGE by contacting the Service Center. Please consider the consolidated financial statements of the Company only as bearing on Nationwide’s ability to meet the obligations under the policy. Policy owners should not consider the consolidated financial statements of the Company as affecting the investment performance of the assets of the separate account.

Appendix A: Sub-Account Information
Below is a list of the available Sub-Accounts and information about the corresponding underlying mutual funds in which they invest. The underlying mutual funds in which the Sub-Accounts invest are designed primarily as investments for variable annuity contracts and variable life insurance policies issued by insurance companies. There is no guarantee that the investment objectives will be met.
Please refer to the prospectus for each underlying mutual fund for more detailed information.

Designations Key:
STTF:	The underlying mutual fund corresponding to this Sub-Account assesses (or reserves the right to assess) a short-term trading fee, see Short-Term Trading Fees.
FF:	The underlying mutual fund corresponding to this Sub-Account primarily invests in other mutual funds. Therefore, a proportionate share of the fees and expenses of any acquired funds are indirectly borne by investors. As a result, investors in this Sub-Account may incur higher charges than if the assets were invested in an underlying mutual fund that does not invest in other mutual funds. Refer to the prospectus for this underlying mutual fund for more information.
MF:	The underlying mutual fund operates as a "feeder fund", which means it invests all of its investment assets in another mutual fund, the "master fund". Investors in this underlying mutual fund will bear the fees and expenses of both this underlying mutual fund and the "master fund" in which it invests. Therefore, this may result in higher expenses than those of other underlying mutual funds that invest directly in individual securities. Refer to the prospectus for this underlying mutual fund for more information.
VOL:	This underlying mutual fund uses a volatility management strategy to reduce a policy owner’s exposure to equity investments when equity markets are volatile which may limit investment losses in a down market. However, use of such a strategy may also limit the growth of the policy’s Cash Value. Allocation to this type of investment option may result in foregone investment gains that could otherwise be realized by investing in riskier investment options.
American Funds Insurance Series® - New World Fund: Class 2
Investment Advisor:	Capital Research and Management Company
Investment Objective:	The fund’s investment objective is long-term capital appreciation.
BlackRock Variable Series Funds, Inc. - BlackRock Global Allocation V.I. Fund: Class I
Investment Advisor:	BlackRock Advisors, LLC
Sub-advisor:	BlackRock Investment Management, LLC
Investment Objective:	To seek high total investment return.
BlackRock Variable Series Funds, Inc. - BlackRock High Yield V.I. Fund: Class I
Investment Advisor:	BlackRock Advisors, LLC
Sub-advisor:	BlackRock Financial Management, Inc.
Investment Objective:	The Fund seeks to maximize total return, consistent with income generation and prudent investment management.
Deutsche Variable Series I - Deutsche Capital Growth VIP: Class A
Investment Advisor:	Deutsche Investment Management Americas Inc.
Investment Objective:	Seeks to provide long-term growth of capital.
Deutsche Variable Series II - Deutsche Global Income Builder VIP: Class A
Investment Advisor:	Deutsche Investment Management Americas Inc.
Investment Objective:	The fund seeks to maximize income while maintaining prospects for capital appreciation.
Dimensional - DFA VA Global Moderate Allocation Portfolio
Investment Advisor:	Dimensional Fund Advisors LP
Investment Objective:	To seek total return consisting of capital appreciation and current income.
Designation: FF

Dimensional - VA Global Bond Portfolio
Investment Advisor:	Dimensional Fund Advisors LP
Sub-advisor:	Dimensional Fund Advisors LTD, DFA Australia Limited
Investment Objective:	To provide a market rate of return for a fixed income portfolio with low relative volatility of returns.
Dimensional - VA International Small Portfolio
Investment Advisor:	Dimensional Fund Advisors LP
Sub-advisor:	Dimensional Fund Advisors LTD, DFA Australia Limited
Investment Objective:	To achieve long-term capital appreciation.
Dimensional - VA International Value Portfolio
Investment Advisor:	Dimensional Fund Advisors LP
Sub-advisor:	Dimensional Fund Advisors LTD, DFA Australia Limited
Investment Objective:	To achieve long-term capital appreciation.
Dimensional - VA Short-Term Fixed Portfolio
Investment Advisor:	Dimensional Fund Advisors LP
Sub-advisor:	Dimensional Fund Advisors LTD, DFA Australia Limited
Investment Objective:	To achieve a stable real return in excess of the rate of inflation with a minimum of risk.
Dimensional - VA U.S. Large Value Portfolio
Investment Advisor:	Dimensional Fund Advisors LP
Sub-advisor:	Dimensional Fund Advisors LTD, DFA Australia Limited
Investment Objective:	To achieve long-term capital appreciation.
Dimensional - VA U.S. Targeted Value Portfolio
Investment Advisor:	Dimensional Fund Advisors LP
Sub-advisor:	Dimensional Fund Advisors LTD, DFA Australia Limited
Investment Objective:	To achieve long-term capital appreciation.
Dimensional - VIT Inflation-Protected Securities Portfolio (formerly, Dimensional - DFA Inflation-Protected Securities Portfolio)
Investment Advisor:	Dimensional Fund Advisors LP
Sub-advisor:	Dimensional Fund Advisors LTD, DFA Australia Limited
Investment Objective:	To provide inflation protection and earn current income consistent with inflation-protected securities.
Federated Insurance Series - Federated Quality Bond Fund II: Primary Shares
Investment Advisor:	Federated Investment Management Company
Investment Objective:	Current income.
Fidelity Variable Insurance Products Fund - VIP Energy Portfolio: Service Class 2
Investment Advisor:	Fidelity SelectCo, LLC (SelectCo) (the Adviser), an affiliate of Fidelity Management & Research Company
Sub-advisor:	FMR Co., Inc.
Investment Objective:	Capital appreciation.
Designation: STTF
Fidelity Variable Insurance Products Fund - VIP Growth Portfolio: Service Class
Investment Advisor:	Fidelity Management & Research Company
Sub-advisor:	FMR Co., Inc., Fidelity Management & Research (U.K.) Inc., Fidelity Research & Analysis Company, Fidelity International Investment Advisors, Fidelity International Investment Advisors (U.K.) Limited, Fidelity Investments Japan Limited
Investment Objective:	Capital appreciation.

Fidelity Variable Insurance Products Fund - VIP Overseas Portfolio: Service Class
Investment Advisor:	Fidelity Management & Research Company
Sub-advisor:	FMR Co., Inc., Fidelity Management & Research (U.K.) Inc., Fidelity Research & Analysis Company, Fidelity International Investment Advisors, Fidelity International Investment Advisors (U.K.) Limited, Fidelity Investments Japan Limited
Investment Objective:	Long-term capital growth.
Fidelity Variable Insurance Products Fund - VIP Real Estate Portfolio: Service Class
Investment Advisor:	Fidelity SelectCo, LLC (SelectCo) (the Adviser), an affiliate of Fidelity Management & Research Company
Sub-advisor:	FMR Co., Inc.
Investment Objective:	The fund seeks above-average income and long-term capital growth, consistent with reasonable investment risk. The fund seeks to provide a yield that exceeds the composite yield of the S&P 500® Index.
Franklin Templeton Variable Insurance Products Trust - Franklin Income VIP Fund: Class 1
Investment Advisor:	Franklin Advisers, Inc.
Investment Objective:	Seeks to maximize income while maintaining prospects for capital appreciation.
Franklin Templeton Variable Insurance Products Trust - Templeton Global Bond VIP Fund: Class 1
Investment Advisor:	Franklin Advisers, Inc.
Investment Objective:	Seeks high current income, consistent with preservation of capital, with capital appreciation as a secondary consideration.
Guggenheim Variable Fund - Multi-Hedge Strategies
Investment Advisor:	Guggenheim Investments
Investment Objective:	Capital appreciation consistent with the return and risk characteristics of the hedge fund universe and, secondarily, to achieve these returns with low correlation to and less volatility than equity indices.
Invesco - Invesco V.I. Balanced-Risk Allocation Fund: Series I Shares
Investment Advisor:	Invesco Advisers, Inc.
Investment Objective:	Total return with a low to moderate correlation to traditional financial market indices.
Ivy Variable Insurance Portfolios - Pathfinder Aggressive (formerly, Ivy Funds Variable Insurance Portfolios - Pathfinder Aggressive)
Investment Advisor:	Ivy Investment Management Company
Investment Objective:	To seek to provide growth of capital consistent with a more aggressive level of risk as compared to the other Ivy Funds VIP Pathfinder Portfolios.
Designation: FF
Ivy Variable Insurance Portfolios - Pathfinder Conservative (formerly, Ivy Funds Variable Insurance Portfolios - Pathfinder Conservative)
Investment Advisor:	Ivy Investment Management Company
Investment Objective:	To seek to provide total return consistent with a conservative level of risk as compared to the other Ivy Funds VIP Pathfinder Portfolios.
Designation: FF
Ivy Variable Insurance Portfolios - Pathfinder Moderate (formerly, Ivy Funds Variable Insurance Portfolios - Pathfinder Moderate)
Investment Advisor:	Ivy Investment Management Company
Investment Objective:	To seek to provide total return consistent with a moderate level of risk as compared to the other Ivy Funds VIP Pathfinder Portfolios.
Designation: FF

Ivy Variable Insurance Portfolios - Pathfinder Moderately Aggressive (formerly, Ivy Funds Variable Insurance Portfolios - Pathfinder Moderately Aggressive)
Investment Advisor:	Ivy Investment Management Company
Investment Objective:	To seek to provide growth of capital, but also to seek income consistent with a moderately aggressive level of risk as compared to the other Ivy Funds VIP Pathfinder Portfolios.
Designation: FF
Ivy Variable Insurance Portfolios - Pathfinder Moderately Conservative (formerly, Ivy Funds Variable Insurance Portfolios - Pathfinder Moderately Conservative)
Investment Advisor:	Ivy Investment Management Company
Investment Objective:	To seek to provide total return consistent with a moderately conservative level of risk as compared to the other Ivy Funds VIP Pathfinder Portfolios.
Designation: FF
Janus Aspen Series - Enterprise Portfolio: Service Shares
Investment Advisor:	Janus Capital Management LLC
Investment Objective:	Long-term growth of capital.
Janus Aspen Series - Global Technology Portfolio: Service Shares
Investment Advisor:	Janus Capital Management LLC
Investment Objective:	Long-term growth of capital.
Lord Abbett Series Fund, Inc. - Total Return Portfolio: Class VC
Investment Advisor:	Lord, Abbett & Co. LLC
Investment Objective:	The Fund’s investment objective is to seek income and capital appreciation to produce a high total return.
MFS® Variable Insurance Trust - MFS Utilities Series: Initial Class
Investment Advisor:	Massachusetts Financial Services Company
Investment Objective:	To seek total return.
MFS® Variable Insurance Trust - MFS Value Series: Initial Class
Investment Advisor:	Massachusetts Financial Services Company
Investment Objective:	To seek capital appreciation.
Nationwide Variable Insurance Trust - American Funds NVIT Asset Allocation Fund: Class II
Investment Advisor:	Capital Research and Management Company, Nationwide Fund Advisors
Investment Objective:	The fund seeks to provide high total return (including income and capital gains) consistent with preservation of capital over the long term.
Designation: MF
Nationwide Variable Insurance Trust - NVIT Bond Index Fund: Class I
Investment Advisor:	Nationwide Fund Advisors
Sub-advisor:	BlackRock Investment Management, LLC
Investment Objective:	The Fund seeks to match the performance of the Bloomberg Barclays U.S. Aggregate Bond Index ("Aggregate Bond Index") as closely as possible before the deduction of Fund expenses.
Nationwide Variable Insurance Trust - NVIT Cardinal(SM) Aggressive Fund: Class I
Investment Advisor:	Nationwide Fund Advisors
Investment Objective:	The Aggressive Fund seeks maximum growth of capital consistent with a more aggressive level of risk as compared to other Cardinal Funds.
Designation: FF
Nationwide Variable Insurance Trust - NVIT Cardinal(SM) Balanced Fund: Class I
Investment Advisor:	Nationwide Fund Advisors
Investment Objective:	The Fund seeks a high level of total return through investment in both equity and fixed income securities.
Designation: FF

Nationwide Variable Insurance Trust - NVIT Cardinal(SM) Capital Appreciation Fund: Class I
Investment Advisor:	Nationwide Fund Advisors
Investment Objective:	The Fund seeks growth of capital, but also seeks income consistent with a less aggressive level of risk as compared to other Cardinal Funds.
Designation: FF
Nationwide Variable Insurance Trust - NVIT Cardinal(SM) Conservative Fund: Class I
Investment Advisor:	Nationwide Fund Advisors
Investment Objective:	The Fund seeks a high level of total return consistent with a conservative level of risk as compared to other Cardinal Funds.
Designation: FF
Nationwide Variable Insurance Trust - NVIT Cardinal(SM) Managed Growth & Income Fund: Class I
Investment Advisor:	Nationwide Fund Advisors
Sub-advisor:	Nationwide Asset Management, LLC
Investment Objective:	Seeks a high level of total return through investment in both equity and fixed-income securities, consistent with preservation of capital
Designation: FF, VOL
Nationwide Variable Insurance Trust - NVIT Cardinal(SM) Managed Growth Fund: Class I
Investment Advisor:	Nationwide Fund Advisors
Sub-advisor:	Nationwide Asset Management, LLC
Investment Objective:	Seeks growth primarily and investment income secondarily.
Designation: FF, VOL
Nationwide Variable Insurance Trust - NVIT Cardinal(SM) Moderate Fund: Class I
Investment Advisor:	Nationwide Fund Advisors
Investment Objective:	The Fund seeks a high level of total return consistent with a moderate level of risk as compared to other Cardinal Funds.
Designation: FF
Nationwide Variable Insurance Trust - NVIT Cardinal(SM) Moderately Aggressive Fund: Class I
Investment Advisor:	Nationwide Fund Advisors
Investment Objective:	The Fund seeks growth of capital, but also seeks income consistent with a moderately aggressive level of risk as compared to other Cardinal Funds.
Designation: FF
Nationwide Variable Insurance Trust - NVIT Cardinal(SM) Moderately Conservative Fund: Class I
Investment Advisor:	Nationwide Fund Advisors
Investment Objective:	The fund seeks a high level of total return consistent with a moderately conservative level of risk.
Designation: FF
Nationwide Variable Insurance Trust - NVIT Core Plus Bond Fund: Class I
Investment Advisor:	Nationwide Fund Advisors
Sub-advisor:	Neuberger Berman Investment Advisers LLC
Investment Objective:	The fund seeks long-term total return consistent with reasonable risk.
Nationwide Variable Insurance Trust - NVIT Government Money Market Fund: Class V (formerly, Nationwide Variable Insurance Trust - NVIT Money Market Fund: Class V)
Investment Advisor:	Nationwide Fund Advisors
Sub-advisor:	Federated Investment Management Company
Investment Objective:	The Fund seeks as high a level of current income as is consistent with preserving capital and maintaining liquidity.

Nationwide Variable Insurance Trust - NVIT International Index Fund: Class I
Investment Advisor:	Nationwide Fund Advisors
Sub-advisor:	BlackRock Investment Management, LLC
Investment Objective:	The Fund seeks to match the performance of the MSCI Europe, Australasia and Far East Index ("MSCI EAFE® Index") as closely as possible before the deduction of Fund expenses.
Nationwide Variable Insurance Trust - NVIT Investor Destinations Aggressive Fund: Class P
Investment Advisor:	Nationwide Fund Advisors
Investment Objective:	Seeks maximum growth of capital consistent with a more aggressive level of risk.
Designation: FF
Nationwide Variable Insurance Trust - NVIT Investor Destinations Balanced Fund: Class P
Investment Advisor:	Nationwide Fund Advisors
Investment Objective:	Seeks a high level of total return through investment in both equity and fixed-income securities.
Designation: FF
Nationwide Variable Insurance Trust - NVIT Investor Destinations Capital Appreciation Fund: Class P
Investment Advisor:	Nationwide Fund Advisors
Investment Objective:	Seeks growth of capital, but also seeks income consistent with a less aggressive level of risk.
Designation: FF
Nationwide Variable Insurance Trust - NVIT Investor Destinations Conservative Fund: Class P
Investment Advisor:	Nationwide Fund Advisors
Investment Objective:	Seeks a high level of total return consistent with a conservative level of risk.
Designation: FF
Nationwide Variable Insurance Trust - NVIT Investor Destinations Managed Growth & Income Fund: Class I
Investment Advisor:	Nationwide Fund Advisors
Sub-advisor:	Nationwide Asset Management, LLC
Investment Objective:	Seeks a high level of total return through investment in both equity and fixed-income securities, consistent with preservation of capital.
Designation: FF, VOL
Nationwide Variable Insurance Trust - NVIT Investor Destinations Managed Growth Fund: Class I
Investment Advisor:	Nationwide Fund Advisors
Sub-advisor:	Nationwide Asset Management, LLC
Investment Objective:	Seeks growth primarily and investment income secondarily.
Designation: FF, VOL
Nationwide Variable Insurance Trust - NVIT Investor Destinations Moderate Fund: Class P
Investment Advisor:	Nationwide Fund Advisors
Investment Objective:	Seeks a high level of total return consistent with a moderate level of risk.
Designation: FF
Nationwide Variable Insurance Trust - NVIT Investor Destinations Moderately Aggressive Fund: Class P
Investment Advisor:	Nationwide Fund Advisors
Investment Objective:	Seeks growth of capital, but also seeks income consistent with a moderately aggressive level of risk.
Designation: FF
Nationwide Variable Insurance Trust - NVIT Investor Destinations Moderately Conservative Fund: Class P
Investment Advisor:	Nationwide Fund Advisors
Investment Objective:	Seeks a high level of total return consistent with a moderately conservative level of risk
Designation: FF

Nationwide Variable Insurance Trust - NVIT Large Cap Growth Fund: Class I
Investment Advisor:	Nationwide Fund Advisors
Sub-advisor:	Boston Advisors, LLC
Investment Objective:	The Fund seeks long-term capital growth.
Nationwide Variable Insurance Trust - NVIT Mid Cap Index Fund: Class I
Investment Advisor:	Nationwide Fund Advisors
Sub-advisor:	BlackRock Investment Management, LLC
Investment Objective:	The Fund seeks capital appreciation.
Nationwide Variable Insurance Trust - NVIT Multi-Manager Mid Cap Value Fund: Class I
Investment Advisor:	Nationwide Fund Advisors
Sub-advisor:	American Century Investment Management, Inc.; Thompson, Siegel & Walmsley LLC; WEDGE Capital Management L.L.P.
Investment Objective:	The fund seeks long-term capital appreciation.
Nationwide Variable Insurance Trust - NVIT Multi-Manager Small Cap Growth Fund: Class I
Investment Advisor:	Nationwide Fund Advisors
Sub-advisor:	OppenheimerFunds, Inc.; Wellington Management Company, LLP
Investment Objective:	The Fund seeks capital growth.
Nationwide Variable Insurance Trust - NVIT S&P 500® Index Fund: Class I
Investment Advisor:	Nationwide Fund Advisors
Sub-advisor:	BlackRock Investment Management, LLC
Investment Objective:	Long-term capital appreciation.
Nationwide Variable Insurance Trust - NVIT Short Term Bond Fund: Class I
Investment Advisor:	Nationwide Fund Advisors
Sub-advisor:	Nationwide Asset Management, LLC
Investment Objective:	The Fund seeks to provide a high level of current income while preserving capital and minimizing fluctuations in share value.
Nationwide Variable Insurance Trust - NVIT Small Cap Index Fund: Class II
Investment Advisor:	Nationwide Fund Advisors
Sub-advisor:	BlackRock Investment Management, LLC
Investment Objective:	The Fund seeks to match the performance of the Russell 2000® Index as closely as possible before the deduction of Fund expenses.
Oppenheimer Variable Account Funds - Oppenheimer Global Fund/VA: Non-Service Shares
Investment Advisor:	OFI Global Asset Management, Inc.
Sub-advisor:	OppenheimerFunds, Inc.
Investment Objective:	The Fund seeks capital appreciation.
Oppenheimer Variable Account Funds - Oppenheimer International Growth Fund/VA: Non-Service Shares
Investment Advisor:	OFI Global Asset Management, Inc.
Sub-advisor:	OppenheimerFunds, Inc.
Investment Objective:	The Fund seeks capital appreciation.
Oppenheimer Variable Account Funds - Oppenheimer Main Street Small Cap Fund®/VA: Non-Service Shares
Investment Advisor:	OFI Global Asset Management, Inc.
Sub-advisor:	OppenheimerFunds, Inc.
Investment Objective:	Capital appreciation.
PIMCO Variable Insurance Trust - CommodityRealReturn® Strategy Portfolio: Administrative Class
Investment Advisor:	Pacific Investment Management Company LLC
Investment Objective:	The Portfolio seeks maximum real return, consistent with prudent investment management.
Putnam Variable Trust - Putnam VT Equity Income Fund: Class IA
Investment Advisor:	Putnam Investment Management, LLC
Sub-advisor:	Putnam Investments Limited
Investment Objective:	Seeks capital growth and current income.

Putnam Variable Trust - Putnam VT International Value Fund: Class IA
Investment Advisor:	Putnam Investment Management, LLC
Sub-advisor:	Putnam Investments Limited and The Putnam Advisory Company, LLC
Investment Objective:	Seeks capital growth. Current income is a secondary objective.
T. Rowe Price Equity Series, Inc. - T. Rowe Price Health Sciences Portfolio
Investment Advisor:	T. Rowe Price Associates, Inc.
Investment Objective:	The fund seeks long-term capital appreciation.
VanEck VIP Trust - VanEck VIP Global Hard Assets Fund: Initial Class
Investment Advisor:	Van Eck Associates Corporation
Investment Objective:	Long-term capital appreciation by investing primarily in hard asset securities. Income is a secondary consideration.

Appendix B: Indexed Interest Strategies
The available indexed interest strategies are described below. A charge is assessed at the time new Index Segments are created that will reduce the amount allocated or transferred to the Indexed Interest Strategy, see Indexed Interest Strategy Charge.
Additionally, the Cash Value will be reduced and no interest will be credited for amounts deducted, transferred, or surrendered from an Index Segment before the Index Segment Maturity Date.
One Year Multi-Index Monthly Average Indexed Interest Strategy
This strategy uses the weighted average monthly value of three reference indexes, excluding dividends, to calculate Index Segment interest: the S&P 500®; the Dow Jones Industrial Average; and the NASDAQ-100®. The value for each reference index is tracked from month-to-month over an Index Segment's 12 month term. On an Index Segment Maturity Date, the monthly values for each reference index are averaged to determine the reference indexes' respective monthly average performance rates. The reference index performance rates are then weighted, with the top-performing reference index weighted 50%, the second best 30%, and the third best 20%. The participation rate, cap rate, and floor rate are then applied to determine the Index Segment interest rate. The guaranteed minimum rates are: 100.00% - participation rate, 3.00% - cap rate, and 1.00% - floor rate.
The monthly average method can increase the likelihood that an Index Segment will receive at least some interest, particularly when the reference indexes experience volatility during an Index Segment's term. However, the result may or may not be favorable.
The two step formula for the Index Segment interest rate calculation is as follows:
Step 1: The reference index performance rates = (A ÷ B ÷ C) – D, where:
A	is the sum of a reference index's monthly values for each month of the Index Segment's 12 month term;
B	is the length of the Index Segment's term, 12 months;
C	is the reference index's value at the beginning of the Index Segment’s term; and
D	is 1.
Step 2: The respective reference index performance rates are used in the following formula to determine the Index Segment's interest rate: Index Segment interest rate = the lesser of: I and, the greater of: J, and (E + F + G) x H where:
E	is 50% x the greatest reference index performance rate;
F	is 30% x the second greatest reference index performance rate;
G	is 20% x the third greatest reference index performance rate;
H	is the participation rate in effect for the Index Segment;
I	is the cap rate in effect for the Index Segment; and
J	is the floor rate in effect for the Index Segment.
The examples on the following pages demonstrate how interest is calculated for the One Year Multi-Index Monthly Average Indexed Interest Strategy. The examples are for illustrative purposes only.

Example 1: Reference Index Performance Rate is greater than the cap rate
Step 1: Calculate Reference Index Performance Rates
Index A: 2278.86 ÷ 2131.33 – 1 =0.0692 = 6.92%
Index B: 11073.32 ÷ 10709.90 – 1 = 0.0339 = 3.39%
Index C: 1269.50 ÷ 1221.34 – 1 = 0.0394 = 3.94%
Step 2: Determine Index Segment interest rate
The reference index performance rates are weighted and added together:
E = 6.92% x 50% = 3.46%
F = 3.94% x 30% = 1.18%
G = 3.39% x 20% = 0.68%
E + F + G = 5.32%
Assuming the guaranteed participation, cap, and floor rates apply as follows:
H = 100%
I = 3%
J = 1%
Index Segment interest rate is 3%, since 5.32% x 100% = 5.32%, which is greater than 1% but more than 3%.
	Reference Index Values – Example 1
	Index A	Index B	Index C
Sweep Date	2131.33	10709.90	1221.34
Month 1	2187.21	10811.60	1238.02
Month 2	2227.01	11006.88	1260.22
Month 3	2364.06	10703.08	1302.35
Month 4	2263.90	11317.54	1257.26
Month 5	2352.82	12004.13	1351.06
Month 6	2588.09	11342.89	1380.90
Month 7	2362.55	11144.06	1311.46
Month 8	2215.51	10883.49	1267.03
Month 9	2176.53	11102.01	1214.62
Month 10	2219.34	11368.24	1231.86
Month 11	2234.46	10707.68	1286.33
Month 12	2154.78	10488.24	1132.89
Monthly Average Value (A÷B)	2278.86	11073.32	1269.50
Reference Index Performance Rate	6.92%	3.39%	3.94%

Example 2: Reference Index Performance Rate is between the cap and floor rates
Step 1: Calculate Reference Index Performance Rates:
Index A: 2198.89 ÷ 2131.33 – 1 = 0.0317 = 3.17%
Index B: 10924.27 ÷ 10709.90 – 1 = 0.0200 = 2.00%
Index C: 1228.16 ÷ 1221.34 – 1 = 0.0056 = 0.56%
Step 2: Determine Index Segment interest rate. The reference index performance rates are weighted and added together:
E = 3.17% x 50% = 1.58%
F = 2.00% x 30% = 0.60%
G = 0.56% x 20% = 0.11%
E + F + G = 2.30%
Assuming the guaranteed participation, cap, and floor rates apply as follows:
H = 100%
I = 3%
J = 1%
Index Segment interest rate is 2.30%, since 2.30% * 100% = 2.30%, which is greater than 1% but less than 3%.
	Reference Index Values – Example 2
	Index A	Index B	Index C
Sweep Date	2131.33	10709.90	1221.34
Month 1	2111.90	10495.30	1185.49
Month 2	2146.28	10648.77	1195.43
Month 3	2122.75	10507.90	1193.81
Month 4	2151.95	10713.47	1211.59
Month 5	2178.14	10892.18	1227.26
Month 6	2202.11	10992.32	1233.72
Month 7	2238.84	11074.46	1254.57
Month 8	2282.31	11083.76	1265.63
Month 9	2209.50	10905.82	1221.11
Month 10	2216.78	11058.97	1239.17
Month 11	2249.03	11257.81	1250.82
Month 12	2277.12	11460.47	1259.35
Monthly Average Value (A÷B)	2198.89	10924.27	1228.16
Reference Index Performance Rate	3.17%	2.00%	0.56%

Example 3: Reference Index Performance Rate is less than the floor rate
First, the One-Year Monthly Average Indexed Interest Strategy tracks the reference indexes’ values each month and then averages them for the 12 month Index Segment term.
Step 1: Calculate Reference Index Performance Rates
Index A: 2147.34 ÷ 2131.33 – 1 =0.0075 = 0.75%
Index B: 10589.73 ÷ 10709.90 – 1 =-0.112 = -1.12%
Index C: 1171.63 ÷ 1221.34 – 1 = -0.0407 = -4.07%
Step 2: Determine Index Segment interest rate
The reference index performance rates are weighted and added together:
E = 0.75% x 50% = 0.38%
F = -1.12% x 30% = -0.34%
G = -4.07% x 20% = -0.81%
E + F + G = -0.77%
Assuming the guaranteed participation, cap, and floor rates apply as follows:
H = 100%
I = 3%
J = 1%
Index Segment interest rate is 1.00%, since -0.77% * 100% = -0.77%, which is less than 1%.
	Reference Index Values – Example 3
	Index A	Index B	Index C
Sweep Date	2131.33	10709.90	1221.34
Month 1	2088.43	10564.18	1181.07
Month 2	2117.44	10703.71	1191.64
Month 3	2085.68	10564.49	1167.54
Month 4	2117.42	10423.29	1122.68
Month 5	2132.62	10627.09	1130.74
Month 6	2146.56	10672.57	1150.77
Month 7	2148.17	10732.57	1173.54
Month 8	2183.15	10819.64	1178.15
Month 9	2155.41	10876.41	1195.83
Month 10	2190.81	10506.11	1195.52
Month 11	2194.98	10220.01	1175.52
Month 12	2207.44	10366.71	1196.60
Monthly Average Value (A÷B)	2147.34	10589.73	1171.63
Reference Index Performance Rate	0.75%	-1.12%	-4.07%

One Year S&P 500® Point-to-Point Indexed Interest Strategy
This strategy uses the change in value of one reference index, excluding dividends to calculate Index Segment interest, the S&P 500®. The change in value of the reference index is tracked from the beginning to the end of an Index Segment's 12 month term. The ending value is subtracted from the beginning value to determine the reference index performance rate. The participation rate, cap rate, and floor rate are then applied to determine the Index Segment interest rate. The guaranteed minimum rates are: 100.00% - participation rate, 3.00% - cap rate, and 0.00% - floor rate.
The point-to-point method can potentially result in higher interest credited, particularly when the reference index experiences stable growth during an Index Segments term. However, the result may or may not be favorable.
The two-step formula for the Index Segment interest rate calculation is as follows:
Step 1: The reference index performance rate = (A ÷ B) – C where:
A	is the reference index value at the beginning of the Index Segment term;
B	is the reference index value at the end of the Index Segment term; and
C	is 1.
Step 2: The reference index performance rate is used in the following formula to determine the Index Segment interest rate to be applied to the Index Segment value remaining after deductions:
Index Segment interest rate = the greater of G and, the lesser of: F, and D x E, where:
D	is the reference index performance rate;
E	is the participation rate;
F	is the cap rate; and
G	is the floor rate.
The examples on the following pages demonstrate how interest is calculated for the One Year S&P 500® Point-to-Point Indexed Interest Strategy. The examples are for illustrative purposes only.

Example 1: Reference Index Performance Rate is greater than the cap rate
Step 1:
A = 1989.63
B= 1775.32
C = 1
Index Performance Rate = 1989.63÷1775.32–1 =12.07%
Applying the guaranteed minimum participation, cap, and floor rates:
E = 100% F = 3.0% G = 1.0%
Index Segment interest rate = 3%, since 12.07% x 100% = 12.07% which is greater than 1.0% but more than 3.0%.
Example 2: Reference Index Performance Rate is between the cap and floor rates
Step 1:
A = 1819.20
B = 1775.32
C = 1
Index Performance Rate = 1819.20 ÷ 1775.32 – 1 =2.47%
Applying the guaranteed minimum participation, cap, and floor rates:
E = 100% F = 3.0% G = 1.0%
Index Segment interest rate = 2.47%, since 2.47%% x 100% = 2.47% which is greater than 1.0% but less than 3.0%.
Example 3: Reference Index Performance Rate is less than the floor rate
Step 1:
A = 1819.20
B = 1740.88
C = 1
Index Performance Rate = 1740.88 ÷ 1775.32 – 1 = -1.94%
Applying the guaranteed minimum participation, cap, and floor rates:
E = 100% F = 3.0% G = 1.0%
Index Segment interest rate = 1.0%, since -1.94% x 100% = -1.94% which is less than 1.0%.
	Reference Index Value
	Example 1	Example 2	Example 3
Sweep Date	1775.32	1775.32	1775.32
Index Segment Maturity Date	1989.63	1819.20	1740.88
Reference Index Performance Rate	12.07%	2.47%	-1.94%

The "S&P 500" and the Dow Jones Industrial Average are products of S&P Dow Jones Indices LLC ("SPDJI"), and have been licensed for use by Nationwide. Standard & Poor’s®, S&P® and S&P 500® are registered trademarks of Standard & Poor’s Financial Services LLC ("S&P"); DJIA®, The Dow®, Dow Jones® and Dow Jones Industrial Average are trademarks of Dow Jones Trademark Holdings LLC ("Dow Jones"); and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by Nationwide. Nationwide products are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, any of their respective affiliates (collectively, "S&P Dow Jones Indices"). S&P Dow Jones Indices makes no representation or warranty, express or implied, to the owners of Nationwide’s products or any member of the public regarding the advisability of investing in securities generally or in Nationwide’s products particularly or the ability of the Dow Jones Industrial Average or the S&P 500 to track general market performance. S&P Dow Jones Indices’ only relationship to Nationwide with respect to the Dow Jones Industrial Average and the S&P 500 is the licensing of the Index and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices or its licensors. The Dow Jones Industrial Average and the S&P 500 are determined, composed and calculated by S&P Dow Jones Indices without regard to Nationwide’s products. S&P Dow Jones Indices have no obligation to take the needs of Nationwide or the owners of Nationwide’s products into consideration in determining, composing or calculating the Dow Jones Industrial Average or the S&P 500. S&P Dow Jones Indices is not responsible for and has not participated in the determination of the prices, and amount of Nationwide’s products or the timing of the issuance or sale of Nationwide’s products or in the determination or calculation of the equation by which Nationwide’s products are to be converted into cash, surrendered or redeemed, as the case may be. S&P Dow Jones Indices has no obligation or liability in connection with the administration, marketing or trading of Nationwide’s products. There is no assurance that investment products based on the Dow Jones Industrial Average and/or the S&P 500 will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC is not an investment advisor. Inclusion of a security within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it considered to be investment advice. Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to Nationwide’s products currently being issued by Nationwide, but which may be similar to and competitive with Nationwide’s products. In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the Dow Jones Industrial Average and/or the S&P 500.
S&P DOW JONES INDICES DOES NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE DOW JONES INDUSTRIAL AVERAGE, THE S&P 500 OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY NATIONWIDE, OWNERS OF NATIONWIDE PRODUCTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES INDUSTRIAL AVERAGE, THE S&P 500 OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND NATIONWIDE, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.
The Policy is not sponsored, endorsed, sold or promoted by The NASDAQ, Inc. or its affiliates (NASDAQ, with its affiliates, are referred to as the "Corporations"). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to, the Policy. The Corporations make no representation or warranty, express or implied to the owners of the Policy or any member of the public regarding the advisability of investing in securities generally or in the Policy particularly, or the ability of the Nasdaq-100 Index to track general stock market performance. The Corporations' only relationship to Nationwide ("Licensee") is in the licensing of the NASDAQ, NASDAQ-100 Index registered trademarks, and certain trade names of the Corporations and the use of the NASDAQ-100 Index which is determined, composed and calculated by NASDAQ without regard to Licensee or the Policy. NASDAQ has no obligation to take the needs of the Licensee or the owners of the Policy into consideration in determining, composing or calculating the NASDAQ-100 Index. The Corporations are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the Policy to be issued or in the determination or calculation of the equation by which the Policy is to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of the Policy.

THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE NASDAQ-100 INDEX OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF THE POLICY, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE NASDAQ-100 INDEX OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NASDAQ-100 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF POSSIBILITY OF SUCH DAMAGES.

Appendix C: Definitions
Accelerated Death Benefit Payment – The actual benefit amount that will be paid under the Accelerated Death Benefit for Terminal Illness Rider if the eligibility and conditions for payment are met. The benefit amount paid is reduced for risk deductions and adjustments for premature payment of the Base Policy Specified Amount.
Accumulation Unit – The measure of an investment in, or share of, a Sub-Account. Accumulation Unit values are initially set at $10 for each Sub-Account.
Additional Term Insurance Rider Specified Amount – The portion of the Total Specified Amount attributable to the Additional Term Insurance Rider.
Attained Age – A person's Issue Age plus the number of full years since the Policy Date.
Base Policy Specified Amount – The amount of insurance coverage selected under the base policy, excluding any Rider Specified Amount.
Cash Surrender Value – The Cash Value minus Indebtedness and any surrender charge.
Cash Value – The total amount allocated to the Sub-Accounts, the policy loan account, and the fixed interest options.
Code – The Internal Revenue Code of 1986, as amended.
Death Benefit – The amount paid upon the Insured’s death, before the deduction of any Indebtedness, reduction for any long-term care benefits paid, adjustments or reductions under the Long-Term Care Rider II, or due and unpaid policy charges.
Directed Monthly Deductions – A Policy Owner's election to have deductions for monthly policy charges, including Rider charges, deducted from a single Sub-Account or the Fixed Account. If the selected investment option’s value is insufficient to cover the full monthly deduction, the remainder of the monthly deduction will be deducted as described in How Monthly Charges are Deducted. The Long-Term Fixed Account, indexed interest strategies, and amounts allocated to Enhanced Dollar Cost Averaging programs are not available for Directed Monthly Deduction election.
Fixed Account – An investment option that is funded by Nationwide's general account.
Grace Period – A 61-day period after which the Policy will Lapse if sufficient payments are not made to prevent Lapse.
In Force – Any time during which benefits are payable under the policy and any elected Rider(s).
Indebtedness – The total amount of all outstanding policy loans, including principal and interest due.
Index Segment(s) – A division of an indexed interest strategy created by the allocation of Net Premium and/or allocation or transfer of Cash Value to an indexed interest strategy on a Sweep Date.
Index Segment Maturity Date – The scheduled end date of an Index Segment term.
Index Segment Maturity Value - The Cash Value of an Index Segment on its Index Segment Maturity Date, including any Index Segment Interest credited.
Insured – The person whose life is insured under the policy, and whose death triggers payment of the Death Benefit.
Investment Experience – The market performance of a mutual fund/Sub-Account.
Issue Age – A person's age based on their birthday nearest the Policy Date. If their last birthday was more than 182 days prior to the Policy Date, their nearest birthday will be their next birthday.
Lapse – The policy terminates without value.
Long-Term Care Specified Amount – The elected Long-Term Care Rider benefit amount adjusted for any post issue increases and decreases.
Long-Term Fixed Account – An investment option that is funded by Nationwide’s general account.
Maturity Date – The policy anniversary on which the Insured reaches Attained Age 120.

Minimum Required Death Benefit – The lowest Death Benefit that will qualify the policy as life insurance under the Code.
Nationwide – Nationwide Life and Annuity Insurance Company, us, we, or our.
Net Amount At Risk – The policy's base Death Benefit minus the policy's Cash Value.
Net Asset Value (NAV) – The price of each share of a mutual fund in which a Sub-Account invests. NAV is calculated by subtracting the mutual fund's liabilities from its total assets, and dividing that figure by the number of shares outstanding. Nationwide uses NAV to calculate the value of Accumulation Units. NAV does not reflect deductions made for charges taken from the Sub-Accounts.
Net Premium – Premium after transaction charges, but before any allocation to an investment option.
Pending Sweep Transaction – Cash Value being held in the Fixed Account, including attributable accrued interest, pending application to an indexed interest strategy on the next applicable Sweep Date.
Policy Date – The date the policy takes effect as shown in the Policy Specification Pages. Policy years, months, and anniversaries are measured from this date.
Policy Monthaversary – The same day of the month as the Policy Date for each succeeding month. In any month where such day does not exist (e.g. 29th, 30th, or 31st), the Policy Monthaversary will be the last day of that calendar month.
Policy owner or Owner – The person or entity named as the owner on the application, or the person or entity assigned ownership rights.
Policy Proceeds or Proceeds – Policy Proceeds may constitute the Death Benefit, or the amount payable if the policy matures or is surrendered, adjusted to account for any unpaid charges, Indebtedness and Rider benefits.
Policy Specification Page(s) – The Policy Specification Page(s) are issued with the policy and summarize information specific to the policy owner and Insured, including coverage and Rider elections. Updated Policy Specification Page(s) will be issued if the policy owner makes any changes to coverage elections after the policy is issued.
Premium – Amount(s) paid to purchase and maintain the policy.
Percent of Premium Charge – The aggregate of the sales load and premium tax charges.
Premium Waiver Benefit – The benefit received under the Premium Waiver Rider. The benefit takes the form of a monthly credit to the policy upon the Insured's total disability for six consecutive months not caused by a risk not assumed. The amount credited to the policy is the lesser of the Premium specified by the policy owner or the average actual monthly Premiums paid over the last 36 months prior to the disability (or such shorter period of time that the policy has been In Force).
Returned Premium – Any return of Premium due to Code Section 7702 or 7702A.
Rider – An optional benefit purchased under the policy. Rider availability and Rider terms may vary depending on the state in which the policy was issued.
SEC – The Securities and Exchange Commission.
Service Center – The department of Nationwide responsible for receiving all service and transaction requests relating to the policy. For service and transaction requests submitted other than by telephone (including fax requests), the Service Center is Nationwide's mail and document processing facility. For service and transaction requests communicated by telephone, the Service Center is Nationwide’s operations processing facility, see Contacting the Service Center.
Sub-Account(s) – The mechanism used to account for allocations of Net Premium and Cash Value among the policy's variable investment options.

Substandard Rating – An underwriting classification based on medical and/or non-medical factors used to determine what to charge for life insurance based on characteristics of the Insured beyond traditional factors for standard risks, which include age, sex, and smoking habits of the Insured. Substandard Ratings are shown in the Policy Specification Pages as rate class multiples (medical factors) and/or monthly flat extras (medical and/or non-medical factors). The higher the rate class multiple or monthly flat extra, the greater the risk assessed and the higher the cost of coverage.
Sweep Date(s) -The dates on which allocated Net Premium and/or transferred Cash Value are applied to an indexed interest strategy to create a new Index Segment.
Total Specified Amount – The sum of the Base Policy Specified Amount and the Rider Specified Amount, if applicable.
Unadjusted Accelerated Death Benefit Payment – An amount equal to the percentage of the Base Policy Specified Amount elected multiplied by the Base Policy Specified Amount, when a payment is requested under the Accelerated Death Benefit for Terminal Illness Rider. Policy owners do not receive the unadjusted amount because it does not include risk charges and adjustments made due to the premature payment of the Base Policy Specified Amount.
Valuation Period – The period during which Nationwide determines the change in the value of the Sub-Accounts. One Valuation Period ends and another begins with the close of trading on the NYSE.

Outside back cover page
To learn more about the policy, the policy owner should read the Statement of Additional Information (the "SAI") dated the same date as this prospectus. For a free copy of the SAI, to receive personalized illustrations of Death Benefits, Net Cash Surrender Values, and Cash Values, and to request other information about the policy contact the Service Center:
•	by telephone at 1-800-848-6331
•	by mail to Nationwide Life and Annuity Insurance Company
P.O. Box 182835
Columbus, OH 43218-2835
The SAI has been filed with the SEC and is incorporated by reference into this prospectus. The SEC maintains an Internet website (http://www.sec.gov) that contains the SAI and other information about Nationwide Life and Annuity Insurance Company and the policy. Information about Nationwide Life and Annuity Insurance Company and the policy (including the SAI) may also be reviewed and copied at the SEC's Public Reference Room in Washington, DC, or may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC, 100 F Street NE, Washington, DC 20549. Additional information on the operation of the Public Reference Room may be obtained by calling the SEC at (202) 551-8090.
Investment Company Act of 1940 Registration File No. 811-21697
Securities Act of 1933 Registration File No. 333-215169

Nationwide® Variable Universal Life Protector
Nationwide VL Separate Account-G
(Registrant)
Nationwide Life and Annuity Insurance Company
(Depositor)
Service Center
P.O. Box 182835
Columbus, OH 43218-2835
1-800-848-6331
TDD: 1-800-238-3035
STATEMENT OF ADDITIONAL INFORMATION
Individual Flexible Premium Variable, Fixed and Index-Linked Universal Life Insurance Policy
This Statement of Additional Information ("SAI") contains additional information regarding Individual Flexible Premium Variable, Fixed and Index-Linked Universal Life Insurance Policy offered by Nationwide Life and Annuity Insurance Company ("Nationwide"). This SAI is not a prospectus and should be read together with the policy prospectus dated May 9, 2017 and the prospectuses for the mutual funds. The prospectus is incorporated by reference in this SAI. Copies may be obtained FREE OF CHARGE by writing or calling the Service Center. Capitalized terms in this SAI correspond to terms defined in the prospectus.
The date of this Statement of Additional Information is May 9, 2017.

General Information and History
Nationwide VL Separate Account-G (the "Variable Account") is a separate investment account of Nationwide Life and Annuity Insurance Company ("Nationwide"). Nationwide is a stock life insurance company organized under the laws of the State of Ohio in March 1981 with its Home Office at One Nationwide Plaza, Columbus, Ohio 43215. Nationwide provides life insurance, annuities and retirement products. Nationwide is admitted to do business in all states, except New York. Nationwide is a member of the Nationwide group of companies and all of its common stock is owned by Nationwide Financial Services, Inc. ("NFS"), a holding company. Nationwide Corporation owns all of NFS's common stock and is a holding company, as well. All of Nationwide Corporation's common stock is held by Nationwide Mutual Insurance Company (95.2%) and Nationwide Mutual Fire Insurance Company (4.8%), the ultimate controlling persons of the Nationwide group of companies. The Nationwide group of companies is one of America's largest insurance and financial services family of companies, with combined assets of over $209 billion as of December 31, 2016.
Nationwide VL Separate Account-G
Nationwide VL Separate Account-G is a separate account that invests in mutual funds offered and sold to insurance companies and certain retirement plans. Nationwide established the Variable Account on August 3, 2004 pursuant to Ohio law. Although the Variable Account is registered with the SEC as a unit investment trust pursuant to the Investment Company Act of 1940, the SEC does not supervise the management of Nationwide or the management of the Variable Account. Nationwide serves as the custodian of the assets of the Variable Account.
Nationwide Investment Services Corporation (NISC)
The policies are distributed by NISC, located at One Nationwide Plaza, Columbus, Ohio 43215, a wholly owned subsidiary of Nationwide. For policies issued in Michigan, all references to NISC will mean Nationwide Investment Svcs. Corporation.
The policies will be sold on a continuous basis by licensed insurance agents in those states where the policies may lawfully be sold. Agents are registered representatives of broker dealers registered under the Securities Exchange Act of 1934 who are member firms of the Financial Industry Regulatory Authority (FINRA).
Gross first year commissions plus any expense allowance payments paid by Nationwide on the sale of these policies provided by NISC will not exceed the maximum (135% of first year Premiums and 3% of renewal Premium after the first year). Commission may also be paid on a levelized basis. If a levelized commission is paid, it will not exceed 75% of first year Premium and 25% of renewal Premium after the first year. Commission may also be paid as an asset-based amount instead of a Premium-based amount. If an asset-based commission is paid, it will not exceed 0.40% of the non-loaned Cash Value per year.
No underwriting commissions were paid to NISC for each of this Variable Account’s last three fiscal years.
Services
Nationwide or its affiliates provide services and incur expenses in promoting, marketing, or administrative services to the underlying funds. Nationwide or its affiliates have entered into agreements with the investment advisor and/or distributor for the underlying funds relating to the services Nationwide or its affiliates provide. For these services, some funds agree to pay mutual fund service fee payments based on the average aggregate net assets of the Variable Account (and other separate accounts of Nationwide or life insurance company subsidiaries of Nationwide) invested in the particular underlying fund.
These anticipated mutual fund service fee payments were taken into consideration when determining the expenses necessary to support the policies. Without these mutual fund service fee payments, policy charges would be higher. Generally, Nationwide expects to receive somewhere between 0.10% to 0.45% (an annualized rate of the daily net assets of the Variable Account) from the funds offered in the policies. What is actually received depends upon many factors, including but not limited to the type of fund (i.e., money market funds generally pay less mutual fund service fee payments than other fund types) and the types of services for which an underlying fund, or its distributor or advisor, pays mutual fund service fee payments.
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Distribution, Promotional, and Sales Expenses
In addition to or partially in lieu of commission, Nationwide may pay the selling firms a marketing allowance, which is based on the firm's ability and demonstrated willingness to promote and market Nationwide's products. How any marketing allowance is spent is determined by the firm, but generally will be used to finance firm activities that may contribute to the promotion and marketing of Nationwide's products. Nationwide makes certain assumptions about the amount of marketing allowance it will pay and takes these assumptions into consideration when it determines the charges that will be assessed under the policies. Nationwide assumed 3.00% of the Commissionable Target Premium for marketing allowance when determining the charges for the contracts. The actual amount of the marketing allowance may be higher or lower than this assumption. If the actual amount of marketing allowance paid is more than what was assumed, Nationwide will fund the difference. If the actual amount of marketing allowance paid is less than what was assumed, Nationwide may use the excess to pay other sales expenses, non-sales expenses, and/or profit. For more information about marketing allowance or how a particular selling firm uses marketing allowances, consult with your registered representative.
Commissionable Target Premium (CTP) is an amount used in the calculation of the Premium Load and total compensation Nationwide pays. CTP is actuarially derived based on the Base Policy Specified Amount, the Insured’s characteristics and the death benefit option of the policy.
When Nationwide is made aware that a Qualified Plan has been orphaned, commission payments payable with respect to that Qualified Plan will cease and commission payments that would have been due will not be sent to the Qualified Plan. An orphaned Qualified Plan is a plan without an agent or firm of record.
Independent Registered Public Accounting Firm
The financial statements of Nationwide VL Separate Account-G and the consolidated financial statements and schedules of Nationwide Life and Annuity Insurance Company and subsidiary for the periods indicated have been included herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. KPMG LLP is located at 191 West Nationwide Blvd., Suite 500, Columbus, Ohio 43215.
Underwriting Procedure
Nationwide underwrites the policies issued through Nationwide VL Separate Account-G. The policy's cost of insurance depends upon the Insured's sex, issue age, underwriting class, any Substandard Rating, and the duration of time the policy has been In Force. The rates will vary depending upon tobacco use and other risk factors. Monthly cost of insurance rates will not exceed those guaranteed in the policy. Guaranteed cost of insurance rates are based on the 2001 Commissioners’ Standard Ordinary Mortality Table, Age Nearest Birthday (2001 CSO). Guaranteed cost of insurance rates for policies issued on a substandard basis are based on appropriate percentage multiples of the standard guaranteed cost of insurance rate on a standard basis. That is, standard guaranteed cost of insurance rates for substandard risks are guaranteed cost of insurance rates for standard risks times a percentage greater than 100%. These mortality tables are sex-distinct. In addition, separate mortality tables will be used for tobacco and non-tobacco. As a component of base policy and Rider cost of insurance charges, Nationwide may deduct a "flat extra charge," which is an additional factor in determining the constant charge per $1,000 of Specified Amount, for certain activities or medical conditions of the Insured. Nationwide applies the same flat extra charge to all insureds that engage in the same activity or have the same medical condition irrespective of their sex, issue age, underwriting class, or Substandard Rating, if any.
Mortality tables are unisex for policies issued in the State of Montana and group or sponsored arrangements (including Nationwide employees and their family members).
The rate class of an insured may affect the cost of insurance rate. Nationwide currently places insureds into both standard rate classes and substandard rate classes that involve a higher mortality risk. In an otherwise identical policy, an insured in the standard rate class will have a lower cost of insurance than an insured in a rate class with higher mortality risks. Any change in the cost of insurance rates will apply to all insureds of the same age, gender, risk class and whose policies have been in effect for the same length of time. The cost of insurance rates, policy charges, and payment options for policies issued in some states or in connection with certain employee benefit arrangements may be issued on a gender-neutral (unisex) basis. The unisex rates will be higher than those applicable to females and lower than those applicable to males. If the rating class for any increase in the Specified Amount of insurance coverage is not the same as the rating class at
3

issue, the cost of insurance rate used after such increase will be a composite rate based upon a weighted average of the rates of the different rating classes. The actual charges made during the policy year will be shown in the annual report delivered to policy owners.
Policy Restoration Procedure
Requests to restore a surrendered policy must meet the following requirements:
•	the request must be in writing and signed by the policy owner (if the surrender was a Code Section 1035 exchange to a new policy with a different insurer, the signature of an officer of the replacing insurer is also required);
•	the written request must be received at the Service Center within 30 days of the date the policy was surrendered (periods up to 60 days will be permitted based on the right to examine period applicable to replaced life insurance policies in the state where the policy was issued);
•	the surrender Proceeds must be returned in their entirety; and
•	the insured must be alive on the date the restoration request is received.
No proof of insurability or additional underwriting will be required for requests to restore a surrendered policy that meet the above requirements.
A restored policy will be treated as if it had never been surrendered for all purposes, including Investment Experience, accrual of interest, and deduction of charges, resulting in the following:
•	the returned surrender proceeds and any amount taken as a surrender charge will be used to purchase Accumulation Units according to the allocations currently in effect on, and priced as of, the surrender date;
•	any charges that would otherwise have been assessed during the period of surrender will be assessed as of the date(s) they were due resulting in the cancellation of Accumulation Units priced as of the applicable date(s);
•	interest will be credited on any allocation to a fixed investment option at the rate(s) in effect during the period of surrender;
•	interest charged and credited on any Indebtedness will accrue at the rates in effect for the period of surrender; and
•	any transfer of loan interest charged or credited that would have occurred during the period of surrender will be transferred as of the date(s) such transfers would have otherwise occurred.
Policy restoration is not a contract right of the policy; it is an administrative procedure based on requirements of state insurance law and the terms are subject to change without notice at any time.
Illustrations
Nationwide will provide illustrations of future benefits under the policy before the policy is purchased and upon request thereafter. Nationwide may assess a $25 fee for this service to persons who request more than one policy illustration during a policy year.
Note: The policy owner selects the Premium amount and frequency shown in the policy illustration to show Nationwide how much Premium the policy owner intends to pay and when. Illustrated Premium and hypothetical rates of return are not guaranteed. Investment Experience varies over time, is rarely the same year-over-year, and may be negative. Because the policy is a variable universal life insurance policy with the potential for unfavorable Investment Experience, including extended periods of significant stock market decline, additional Premium may be required to meet a policy owner's goals and/or to prevent the policy from Lapsing. Generally, variable universal life insurance is considered a long-term investment. Policy owners should weigh the investment risk and costs associated with the policy against their objectives, time horizon, risk tolerance, and ability to pay additional Premium if necessary.
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Advertising
Rating Agencies
Independent financial rating services, including Moody's, Standard & Poor's and A.M. Best Company rank and rate Nationwide. The purpose of these ratings is to reflect the financial strength or claims-paying ability of Nationwide. The ratings are not intended to reflect the Investment Experience or financial strength of the Variable Account. Nationwide may advertise these ratings from time to time. In addition, Nationwide may include in certain advertisements, endorsements in the form of a list of organizations, individuals or other parties which recommend Nationwide or the policies. Furthermore, Nationwide may occasionally include in advertisements comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets, or discussions of alternative investment vehicles and general economic conditions.
Money Market Yields
Nationwide may advertise the "yield" and "effective yield" for the money market Sub-Account. Yield and effective yield are annualized, which means that it is assumed that the underlying mutual fund generates the same level of net income throughout a year.
Yield is a measure of the net dividend and interest income earned over a specific seven-day period (which period will be stated in the advertisement) expressed as a percentage of the offering price of the underlying mutual fund's units. The effective yield is calculated similarly, but reflects assumed compounding, calculated under rules prescribed by the SEC. Thus, effective yield will be slightly higher than yield, due to the compounding.
Historical Performance of the Sub-Accounts
Nationwide will advertise historical performance of the Sub-Accounts in accordance with SEC prescribed calculations. Performance information is annualized. However, if a Sub-Account has been available in the Variable Account for less than one year, the performance information for that Sub-Account is not annualized. Performance information is based on historical earnings and is not intended to predict or project future results.
Additional Materials
Nationwide may provide information on various topics to owners and prospective purchasers in advertising, sales literature, or other materials.
Tax Definition of Life Insurance
Section 7702(b)(1) of the Internal Revenue Code provides that if one of two alternate tests is met, a policy will be treated as life insurance for federal tax purposes. The two tests are referred to as the Cash Value Accumulation Test and the Guideline Premium/Cash Value Corridor Test. Both tests are available to flexible premium policies such as this one.
The tables that follow show, numerically, the requirements for each test.
Guideline Premium/Cash Value Corridor Test
Table of Applicable Percentages of Cash Value
Attained Age of the Insured	Applicable Percentage
0-40	250%
41	243%
42	236%
43	229%
44	222%
45	215%
46	209%
47	203%
48	197%
49	191%
50	185%
Attained Age of the Insured	Applicable Percentage
51	178%
52	171%
53	164%
54	157%
55	150%
56	146%
57	142%
58	138%
59	134%
60	130%
61	128%
Attained Age of the Insured	Applicable Percentage
62	126%
63	124%
64	122%
65	120%
66	119%
67	118%
68	117%
69	116%
70	115%
71	113%
72	111%
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Attained Age of the Insured	Applicable Percentage
73	109%
74	107%
75	105%
76	105%
77	105%
78	105%
79	105%
80	105%
81	105%
Attained Age of the Insured	Applicable Percentage
82	105%
83	105%
84	105%
85	105%
86	105%
87	105%
88	105%
89	105%
90	105%
Attained Age of the Insured	Applicable Percentage
91	104%
92	103%
93	102%
94	101%
95	100%
96	100%
97	100%
98	100%
99-120	100%
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Cash Value Accumulation Test
The Cash Value Accumulation Test requires the Death Benefit to exceed an applicable percentage of the Cash Value. These applicable percentages are calculated by determining net single premiums, as defined in Code Section 7702(b), for each policy year given a set of actuarial assumptions. The relevant material assumptions include an interest rate of 4% and 2001 CSO mortality as prescribed in Code Section 7702 for the Cash Value Accumulation Test. The resulting net single premiums are then inverted (i.e., multiplied by 1/net single premium) to give the applicable Cash Value percentages. These premiums vary with the ages, sexes, and risk classifications of the insureds.
The table below provides an example of applicable percentages for the Cash Value Accumulation Test. This example is for a male preferred non-tobacco issue age 55.
Policy Year	Percentage of Cash Value
1	244%
2	237%
3	230%
4	223%
5	216%
6	210%
7	204%
8	199%
9	193%
10	188%
11	183%
12	179%
13	174%
14	170%
15	166%
Policy Year	Percentage of Cash Value
16	162%
17	158%
18	155%
19	151%
20	148%
21	145%
22	142%
23	139%
24	137%
25	134%
26	132%
27	129%
28	127%
29	125%
30	124%
31	122%
Policy Year	Percentage of Cash Value
32	120%
33	119%
34	117%
35	116%
36	115%
37	114%
38	113%
39	112%
40	111%
41	110%
42	109%
43	107%
44	106%
45	103%
46+	100%
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NATIONWIDE

VL SEPARATE

ACCOUNT-G

Annual Report

to

Contract Owners

December 31, 2016

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY

HOME OFFICE: COLUMBUS, OHIO

Report of Independent Registered Public Accounting Firm

The Board of Directors of Nationwide Life and Annuity Insurance Company and subsidiary and

Contract Owners of Nationwide VL Separate Account-G:

We have audited the accompanying statement of assets, liabilities and contract owners’ equity of Nationwide VL Separate Account-G (comprised of the sub-accounts listed in note 1(b), (collectively, “the Accounts”)), as of December 31, 2016, and the related statements of operations for the period then ended, the statements of changes in contract owners’ equity for each of the periods in the two-year period then ended, and the financial highlights for each of the periods in the five-year period then ended. These financial statements and financial highlights are the responsibility of the Accounts’ management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2016, by correspondence with the transfer agents of the underlying mutual funds or by other appropriate auditing procedures. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of the Accounts as of December 31, 2016, the results of their operations for the period then ended, the changes in contract owners’ equity for each of the periods in the two-year period then ended, and the financial highlights for each of the periods in the five-year period then ended, in conformity with U.S. generally accepted accounting principles.

/s/    KPMG LLP

Columbus, Ohio

March 21, 2017

NATIONWIDE VL SEPARATE ACCOUNT-G

STATEMENT OF ASSETS, LIABILITIES AND CONTRACT OWNERS’ EQUITY

December 31, 2016

Assets:
Investments at fair value:
VPS Dynamic Asset Allocation Portfolio - Class A (ALVDAA)
10,113 shares (cost $114,141)	$117,613
VP Inflation Protection Fund - Class I (ACVIP1)
762,103 shares (cost $8,067,320)	7,720,101
Global Allocation V.I. Fund - Class I (BRVGA1)
673,260 shares (cost $11,058,459)	10,442,268
Global Allocation V.I. Fund - Class II (MLVGA2)
143,661 shares (cost $2,321,036)	2,221,002
VIP Small Cap Value Series: Service Class (DWVSVS)
45,385 shares (cost $1,585,405)	1,800,416
VA Global Bond Portfolio (DFVGB)
878,189 shares (cost $9,527,252)	9,308,805
VA Inflation-Protected Securities Portfolio (DFVIPS)
6,330 shares (cost $63,346)	62,733
VA International Small Portfolio (DFVIS)
1,005,761 shares (cost $11,661,189)	11,455,623
VA International Value Portfolio (DFVIV)
1,026,347 shares (cost $11,923,815)	11,454,034
VA Short-Term Fixed Portfolio (DFVSTF)
943,937 shares (cost $9,642,204)	9,609,276
VA U.S. Large Value Portfolio (DFVULV)
656,483 shares (cost $14,538,090)	15,722,756
VA U.S. Targeted Value Portfolio (DFVUTV)
590,254 shares (cost $10,327,051)	11,409,607
Stock Index Fund, Inc. - Initial Shares (DSIF)
292,307 shares (cost $11,194,207)	13,405,210
Global Income Builder VIP - Class A (DSGIBA)
1,636 shares (cost $38,715)	38,439
Franklin Income Securities Fund - Class 2 (FTVIS2)
46,302 shares (cost $696,536)	712,118
Rising Dividends Securities Fund - Class 1 (FTVRDI)
2,414 shares (cost $61,754)	61,580
Small Cap Value Securities Fund - Class 1 (FTVSVI)
141,250 shares (cost $2,806,791)	2,815,119
Templeton Developing Markets Securities Fund - Class 2 (FTVDM2)
42,385 shares (cost $367,552)	311,956
Templeton Foreign Securities Fund - Class 2 (TIF2)
32,223 shares (cost $532,649)	438,559
Templeton Global Bond Securities Fund - Class 2 (FTVGI2)
80,047 shares (cost $1,452,652)	1,300,769
VIP Founding Funds Allocation Fund - Class 2 (FTVFA2)
189,478 shares (cost $1,371,730)	1,341,507
VIP Trust - Franklin Income VIP Fund: Class 1 (FTVIS1)
173,403 shares (cost $2,761,398)	2,753,635
VIP Trust - Franklin Founding Funds Allocation VIP Fund: Class 1 (FTVFA1)
82,684 shares (cost $593,863)	589,538
VIP Trust - Templeton Global Bond VIP Fund: Class 1 (FTVGB1)
240,799 shares (cost $4,346,325)	4,057,463
Van Kampen V.I. Mid Cap Growth Fund - Series I Shares (IVKMG1)
32,429 shares (cost $160,280)	158,577
Balanced-Risk Allocation Fund: Series I Shares (IVBRA1)
230,941 shares (cost $2,598,003)	2,618,869
Forty Portfolio: Service Shares (JACAS)
106,480 shares (cost $3,725,084)	3,278,516

Global Technology Portfolio: Service Shares (JAGTS)
428,468 shares (cost $3,412,990)	3,637,692
Overseas Portfolio: Service Shares (JAIGS)
95,540 shares (cost $3,112,324)	2,280,547
Series Fund, Inc. - Total Return Portfolio - Class VC (LOVTRC)
452 shares (cost $7,764)	7,429
M Large Cap Value Fund (MFBOV)
161,503 shares (cost $2,100,971)	2,081,774
M Capital Appreciation Fund (MFFCA)
55,067 shares (cost $1,571,316)	1,612,360
M International Equity Fund (MFBIE)
121,826 shares (cost $1,487,326)	1,354,702
M Large Cap Growth Fund (MFTCG)
96,484 shares (cost $2,243,597)	1,926,785
Var Insurance Trust II - MFS Investors Growth Stock Portfolio: Initial Class (MV2IGI)
577 shares (cost $10,070)	8,878
Variable Insurance Trust II - MFS International Value Portfolio - Initial Class (MVIVIC)
386,787 shares (cost $8,625,074)	8,729,793
Variable Insurance Trust - MFS New Discovery Series - Intital Class (MNDIC)
77,828 shares (cost $1,291,183)	1,259,252
Value Series - Initial Class (MVFIC)
576,990 shares (cost $10,467,164)	10,905,107
Variable Insurance Trust II - MFS International Value Portfolio - Service Class (MVIVSC)
4,322 shares (cost $74,335)	96,086
Core Plus Fixed Income Portfolio - Class I (MSVFI)
10,785 shares (cost $114,374)	115,081
NVIT Investor Destinations Managed Growth and Income Class I (IDPGI)
54,081 shares (cost $565,498)	566,231
NVIT Investor Destinations Managed Growth Class I (IDPG)
143,627 shares (cost $1,526,807)	1,515,265
NVIT Cardinal Managed Growth and Income Class I (NCPGI)
128,766 shares (cost $1,295,650)	1,304,397
NVIT Cardinal Managed Growth Class I (NCPG)
205,097 shares (cost $2,112,844)	2,081,733
NVIT Bond Index Fund Class I (NVBX)
93,545 shares (cost $990,313)	967,260
NVIT International Index Fund Class I (NVIX)
135,410 shares (cost $1,220,868)	1,156,400
American Century NVIT Multi Cap Value Fund - Class I (NVAMV1)
308,889 shares (cost $5,284,555)	5,056,518
American Funds NVIT Asset Allocation Fund - Class II (GVAAA2)
808,196 shares (cost $18,131,589)	19,138,092
American Funds NVIT Bond Fund - Class II (GVABD2)
62,467 shares (cost $722,564)	706,496
American Funds NVIT Global Growth Fund - Class II (GVAGG2)
146,293 shares (cost $4,150,126)	3,862,137
American Funds NVIT Growth Fund - Class II (GVAGR2)
63,837 shares (cost $4,890,807)	4,751,389
American Funds NVIT Growth-Income Fund - Class II (GVAGI2)
43,908 shares (cost $2,099,409)	2,268,733
Federated NVIT High Income Bond Fund - Class I (HIBF)
530,978 shares (cost $3,505,158)	3,467,289
NVIT Emerging Markets Fund - Class I (GEM)
939,498 shares (cost $10,022,060)	9,197,683
NVIT International Equity Fund - Class I (GIG)
84,581 shares (cost $886,200)	796,753
Nationwide Variable Insurance Trust - NVIT International Equity Fund: Class II (NVIE6)
14,934 shares (cost $130,859)	139,632

Neuberger Berman NVIT Multi Cap Opportunities Fund - Class I (NVNMO1)
72,843 shares (cost $742,764)	707,304
Neuberger Berman NVIT Socially Responsible Fund - Class II (NVNSR2)
109,395 shares (cost $1,497,782)	1,438,545
NVIT Cardinal Aggressive Fund - Class I (NVCRA1)
1,301,549 shares (cost $13,065,465)	12,065,361
NVIT Cardinal Balanced Fund - Class I (NVCRB1)
684,334 shares (cost $7,766,493)	7,411,333
NVIT Cardinal Capital Appreciation Fund - Class I (NVCCA1)
1,426,742 shares (cost $15,666,914)	14,738,249
NVIT Cardinal Conservative Fund - Class I (NVCCN1)
221,013 shares (cost $2,344,827)	2,203,495
NVIT Cardinal Moderate Fund - Class I (NVCMD1)
1,967,187 shares (cost $21,722,268)	20,694,808
NVIT Cardinal Moderately Aggressive Fund - Class I (NVCMA1)
3,416,289 shares (cost $35,071,237)	31,259,048
NVIT Cardinal Moderately Conservative Fund - Class I (NVCMC1)
240,853 shares (cost $2,685,236)	2,533,775
NVIT Core Bond Fund - Class I (NVCBD1)
139,423 shares (cost $1,538,635)	1,486,253
NVIT Core Plus Bond Fund - Class I (NVLCP1)
264,718 shares (cost $3,035,244)	2,943,660
NVIT Nationwide Fund - Class I (TRF)
77,628 shares (cost $959,356)	1,242,817
NVIT Government Bond Fund - Class I (GBF)
202,399 shares (cost $2,246,286)	2,169,720
NVIT International Index Fund - Class II (GVIX2)
234,983 shares (cost $2,205,311)	2,006,754
NVIT Investor Destinations Aggressive Fund - Class II (GVIDA)
218,279 shares (cost $2,270,640)	2,741,584
NVIT Investor Destinations Balanced Fund - Class II (NVDBL2)
48,219 shares (cost $660,060)	729,074
NVIT Investor Destinations Capital Appreciation Fund - Class II (NVDCA2)
93,865 shares (cost $1,412,626)	1,601,342
NVIT Investor Destinations Conservative Fund - Class II (GVIDC)
85,218 shares (cost $881,033)	846,212
NVIT Investor Destinations Moderate Fund - Class II (GVIDM)
384,170 shares (cost $4,343,897)	4,790,604
NVIT Investor Destinations Moderately Aggressive Fund - Class II (GVDMA)
703,535 shares (cost $7,830,939)	9,230,373
NVIT Investor Destinations Moderately Conservative Fund - Class II (GVDMC)
48,088 shares (cost $539,032)	532,334
NVIT Mid Cap Index Fund - Class I (MCIF)
286,178 shares (cost $6,995,616)	6,936,962
NVIT Money Market Fund - Class I (SAM)
1,996,414 shares (cost $1,996,414)	1,996,414
NVIT Money Market Fund - Class V (SAM5)
20,539,640 shares (cost $20,539,640)	20,539,640
NVIT Multi-Manager International Growth Fund - Class I (NVMIG1)
170,819 shares (cost $1,958,783)	1,653,529
NVIT Multi-Manager International Value Fund - Class I (GVDIVI)
137,295 shares (cost $1,424,966)	1,323,525
NVIT Multi-Manager Large Cap Growth Fund - Class I (NVMLG1)
260,136 shares (cost $3,143,272)	2,845,891
NVIT Multi-Manager Large Cap Value Fund - Class I (NVMLV1)
193,299 shares (cost $2,089,190)	1,967,782
NVIT Multi-Manager Mid Cap Growth Fund - Class I (NVMMG1)
326,953 shares (cost $3,770,100)	3,315,301

NVIT Multi-Manager Mid Cap Value Fund - Class I (NVMMV1)
474,369 shares (cost $5,053,111)	5,033,055
NVIT Multi-Manager Mid Cap Value Fund - Class II (NVMMV2)
42,482 shares (cost $459,827)	452,428
NVIT Multi-Manager Small Cap Growth Fund - Class I (SCGF)
90,345 shares (cost $1,627,499)	1,407,577
NVIT Multi-Manager Small Cap Value Fund - Class I (SCVF)
235,005 shares (cost $3,314,385)	3,496,877
NVIT Multi-Manager Small Company Fund - Class I (SCF)
95,349 shares (cost $2,079,535)	2,047,146
NVIT Multi-Sector Bond Fund - Class I (MSBF)
130,022 shares (cost $1,183,289)	1,187,105
NVIT Short Term Bond Fund - Class I (NVSTB1)
31,660 shares (cost $329,307)	325,467
NVIT Short Term Bond Fund - Class II (NVSTB2)
6,121 shares (cost $63,499)	62,678
NVIT Large Cap Growth Fund - Class I (NVOLG1)
561,286 shares (cost $10,705,469)	8,930,058
NVIT Investor Destinations Aggressive Fund - Class P (NVIDAP)
964,859 shares (cost $12,075,101)	12,051,093
NVIT Investor Destinations Balanced Fund - Class P (NVDBLP)
342,386 shares (cost $5,197,323)	5,163,177
NVIT Investor Destinations Capital Appreciation Fund - Class P (NVDCAP)
316,569 shares (cost $5,417,588)	5,381,673
NVIT Investor Destinations Conservative Fund - Class P (NVIDCP)
230,991 shares (cost $2,405,839)	2,284,501
NVIT Investor Destinations Moderate Fund - Class P (NVIDMP)
1,285,831 shares (cost $16,490,457)	15,970,018
NVIT Investor Destinations Moderately Aggressive Fund - Class P (NVDMAP)
3,037,162 shares (cost $40,047,881)	39,604,597
NVIT Investor Destinations Moderately Conservative Fund - Class P (NVDMCP)
139,693 shares (cost $1,607,036)	1,538,016
Templeton NVIT International Value Fund - Class III (NVTIV3)
82,167 shares (cost $970,129)	872,617
Invesco NVIT Comstock Value Fund - Class I (EIF)
112,303 shares (cost $1,585,301)	1,973,169
NVIT Real Estate Fund - Class I (NVRE1)
1,821,954 shares (cost $13,944,762)	11,478,310
Loring Ward NVIT Capital Appreciation Fund - Class P (NVLCAP)
21,728 shares (cost $249,698)	244,440
Loring Ward NVIT Moderate Fund - Class P (NVLMP)
73,104 shares (cost $844,701)	841,433
NVIT Small Cap Index Fund Class II (NVSIX2)
448,825 shares (cost $5,632,032)	5,587,875
NVIT S&P 500 Index Fund Class I (GVEX1)
1,451,521 shares (cost $20,895,109)	21,845,387
Short Duration Bond Portfolio - I Class Shares (AMTB)
55,081 shares (cost $591,579)	579,448
Mid-Cap Growth Portfolio - S Class Shares (AMMCGS)
1,087 shares (cost $23,911)	22,966
Socially Responsive Portfolio - I Class Shares (AMSRS)
5,924 shares (cost $106,181)	133,694
TOPS Managed Risk Balanced ETF Portfolio - Class 3 (NOTB3)
139,160 shares (cost $1,524,891)	1,565,548
TOPS Managed Risk Growth ETF Portfolio - Class 3 (NOTG3)
190,287 shares (cost $2,144,041)	2,062,714
TOPS Managed Risk Moderate Growth ETF Portfolio - Class 3 (NOTMG3)
160,192 shares (cost $1,738,971)	1,805,363

VPS Small/Mid Cap Value Portfolio - Class A (ALVSVA)
214,459 shares (cost $4,267,647)	4,351,381
VP Inflation Protection Fund - Class II (ACVIP2)
45,858 shares (cost $522,244)	463,623
VP Mid Cap Value Fund - Class I (ACVMV1)
215,528 shares (cost $3,771,097)	4,549,795
Small Cap Stock Index Portfolio - Service Shares (DVSCS)
323,630 shares (cost $5,143,238)	6,110,135
Appreciation Portfolio - Initial Shares (DCAP)
33,845 shares (cost $1,484,809)	1,387,972
Quality Bond Fund II - Primary Shares (FQB)
26,362 shares (cost $292,325)	289,451
VIP Energy Portfolio - Service Class 2 (FNRS2)
422,210 shares (cost $8,431,613)	8,705,968
VIP Equity-Income Portfolio - Service Class (FEIS)
290,162 shares (cost $6,275,453)	6,342,933
VIP Freedom Fund 2010 Portfolio - Service Class (FF10S)
135,320 shares (cost $1,606,654)	1,663,081
VIP Freedom Fund 2020 Portfolio - Service Class (FF20S)
209,240 shares (cost $2,580,688)	2,621,783
VIP Freedom Fund 2030 Portfolio - Service Class (FF30S)
523,730 shares (cost $5,979,546)	6,667,088
VIP Growth Portfolio - Service Class (FGS)
164,086 shares (cost $9,672,052)	9,697,459
VIP Investment Grade Bond Portfolio - Service Class (FIGBS)
396,980 shares (cost $5,030,539)	4,962,244
VIP Mid Cap Portfolio - Service Class (FMCS)
275,056 shares (cost $9,049,664)	9,269,403
VIP Overseas Portfolio - Service Class (FOS)
171,659 shares (cost $3,384,584)	3,045,227
VIP Value Strategies Portfolio - Service Class (FVSS)
567 shares (cost $7,322)	8,917
Goldman Sachs Global Markets Navigator Fund - Service Shares (GVGMNS)
6,439 shares (cost $73,654)	72,894
Global Securities Fund/VA - Non-Service Shares (OVGS)
94,710 shares (cost $3,614,667)	3,316,753
International Growth Fund/VA - Non-Service Shares (OVIG)
454,075 shares (cost $987,873)	944,476
Main Street Fund(R)/VA - Non-Service Shares (OVGI)
78,022 shares (cost $2,282,153)	2,216,608
Main Street Small- & Mid-Cap Fund(R)/VA - Non-Service Shares (OVSC)
84,400 shares (cost $2,000,032)	2,032,355
Global Strategic Income Fund/VA: Non-service Shares (OVSB)
90,791 shares (cost $479,898)	448,510
All Asset Portfolio - Administrative Class (PMVAAA)
60,586 shares (cost $632,930)	606,461
CommodityRealReturn(R) Strategy Portfolio - Administrative Class (PMVRSA)
221,100 shares (cost $1,750,804)	1,740,061
Foreign Bond Portfolio (Unhedged) - Administrative Class (PMVFBA)
75,722 shares (cost $811,271)	740,560
Low Duration Portfolio - Administrative Class (PMVLDA)
372,755 shares (cost $3,914,120)	3,817,013
Total Return Portfolio - Administrative Class (PMVTRA)
555,179 shares (cost $6,119,722)	5,907,108
VI American Franchise Fund - Series I Shares (ACEG)
436 shares (cost $19,485)	23,346
VI Mid Cap Core Equity Fund: Series I Shares (AVMCCI)
18,360 shares (cost $248,875)	236,299

Variable Fund - Multi-Hedge Strategies (RVARS)
18,345 shares (cost $431,091)	439,367
T. Rowe Price Health Sciences Portfolio (TRHSP)
292,491 shares (cost $10,524,295)	10,131,876
Health Sciences Portfolio - II (TRHS2)
33,791 shares (cost $1,212,101)	1,127,950
VIP Trust Global Hard Assets Fund - Initial Class (VWHA)
114,429 shares (cost $2,829,432)	2,762,309
Ivy Funds VIP - Pathfinder Moderately Aggressive - Managed Volatility (WRPMAV)
36,227 shares (cost $185,791)	183,206
Ivy Funds VIP - Pathfinder Moderate - Managed Volatility (WRPMMV)
32,612 shares (cost $174,362)	171,111
Variable Insurance Portfolios - Asset Strategy (WRASP)
1,250,484 shares (cost $12,661,902)	10,058,897
Variable Insurance Portfolios - Balanced (WRBP)
58,690 shares (cost $511,253)	438,636
Variable Insurance Portfolios - Bond (WRBDP)
143,004 shares (cost $794,498)	753,058
Variable Insurance Portfolios - Core Equity (WRCEP)
74,537 shares (cost $898,955)	795,246
Variable Insurance Portfolios - Dividend Opportunities (WRDIV)
83,174 shares (cost $649,967)	647,643
Variable Insurance Portfolios - Energy (WRENG)
54,119 shares (cost $340,152)	366,523
Variable Insurance Portfolios - Global Bond (WRGBP)
14,508 shares (cost $72,624)	70,921
Variable Insurance Portfolios - Global Natural Resources (WRGNR)
135,016 shares (cost $679,990)	608,097
Variable Insurance Portfolios - Growth (WRGP)
74,337 shares (cost $834,356)	765,931
Variable Insurance Portfolios - High Income (WRHIP)
922,599 shares (cost $3,496,641)	3,328,643
Variable Insurance Portfolios - International Growth (WRIP)
60,840 shares (cost $524,176)	495,532
Variable Insurance Portfolios - International Core Equity (WRI2P)
28,739 shares (cost $484,122)	439,725
Variable Insurance Portfolios - Limited-Term Bond (WRLTBP)
6,476 shares (cost $31,856)	31,666
Variable Insurance Portfolios - Micro Cap Growth (WRMIC)
13,890 shares (cost $329,108)	287,012
Variable Insurance Portfolios - Mid Cap Growth (WRMCG)
191,512 shares (cost $1,950,039)	1,807,436
Variable Insurance Portfolios - Money Market (WRMMP)
216,347 shares (cost $216,347)	216,347
Variable Insurance Portfolios - Pathfinder Aggressive (WRPAP)
257,527 shares (cost $1,317,360)	1,204,890
Variable Insurance Portfolios - Pathfinder Conservative (WRPCP)
75,559 shares (cost $401,439)	370,490
Variable Insurance Portfolios - Pathfinder Moderate (WRPMP)
706,715 shares (cost $3,764,597)	3,544,316
Variable Insurance Portfolios - Pathfinder Moderately Aggressive (WRPMAP)
972,436 shares (cost $5,346,309)	4,995,698
Variable Insurance Portfolios - Pathfinder Moderately Conservative (WRPMCP)
82,197 shares (cost $444,137)	410,237
Variable Insurance Portfolios - Real Estate Securities (WRRESP)
28,710 shares (cost $248,056)	241,026
Variable Insurance Portfolios - Science and Technology (WRSTP)
61,256 shares (cost $1,285,676)	1,368,427

Variable Insurance Portfolios - Small Cap Growth (WRSCP)
47,737 shares (cost $526,499)	462,454
Variable Insurance Portfolios - Small Cap Value (WRSCV)
16,158 shares (cost $268,497)	296,402
Variable Insurance Portfolios - Value (WRVP)
53,774 shares (cost $341,201)	318,677
Advantage VT Small Cap Growth Fund - Class 2 (WFVSCG)
119,029 shares (cost $1,133,408)	991,512

Total Investments	$676,467,867

Other Accounts Receivable	1,910
Accounts Receivable - Core Plus Fixed Income Portfolio - Class I (MSVFI)	216
Accounts Receivable - Neuberger Berman NVIT Socially Responsible Fund - Class II (NVNSR2)	557
Accounts Receivable - NVIT Nationwide Fund - Class I (TRF)	596
Accounts Receivable - NVIT Multi-Manager Mid Cap Value Fund - Class II (NVMMV2)	364
Accounts Receivable - NVIT Large Cap Growth Fund - Class I (NVOLG1)	8,839
Accounts Receivable - Short Duration Bond Portfolio - I Class Shares (AMTB)	424
Accounts Receivable - VIP Value Strategies Portfolio - Service Class (FVSS)	4
Accounts Payable - Series Fund, Inc. - Total Return Portfolio - Class VC (LOVTRC)	(4)
Accounts Payable - NVIT Investor Destinations Aggressive Fund - Class II (GVIDA)	(985)

$676,479,788

Contract Owners' Equity:
Accumulation units	676,479,788

Total Contract Owners' Equity (note 8)	$676,479,788

See accompanying notes to financial statements.

NATIONWIDE VL SEPARATE ACCOUNT-G

STATEMENT OF OPERATIONS

Year Ended December 31, 2016

Investment Activity:	Total	ALVDAA	ACVIP1	BRVGA1	MLVGA2	DWVSVS	DFVGB	DFVIPS
Reinvested dividends	$10,817,872	1,426	144,340	132,896	24,893	9,176	154,625	474

Net investment income (loss)	10,817,872	1,426	144,340	132,896	24,893	9,176	154,625	474

Realized gain (loss) on investments	1,587,358	(2,742)	(30,341)	(47,314)	(6,259)	(22,660)	1,345	2
Change in unrealized gain (loss) on investments	6,801,944	6,661	117,322	315,411	67,808	309,544	(113,944)	(612)

Net gain (loss) on investments	8,389,302	3,919	86,981	268,097	61,549	286,884	(112,599)	(610)

Reinvested capital gains	30,065,867	39	45,789	-	-	114,241	49,080	25

Net increase (decrease) in contract owners’ equity resulting from operations	$49,273,041	5,384	277,110	400,993	86,442	410,301	91,106	(111)

Investment Activity:	DFVIS	DFVIV	DFVSTF	DFVULV	DFVUTV	DSIF	DSGIBA	FTVIS2
Reinvested dividends	$258,248	347,246	64,486	281,008	107,675	251,882	-	34,670

Net investment income (loss)	258,248	347,246	64,486	281,008	107,675	251,882	-	34,670

Realized gain (loss) on investments	16,109	(14,637)	271	8,580	64,247	263,660	(1,251)	(755)
Change in unrealized gain (loss) on investments	280,593	717,424	(7,163)	2,018,630	1,884,013	506,018	(276)	57,819

Net gain (loss) on investments	296,702	702,787	(6,892)	2,027,210	1,948,260	769,678	(1,527)	57,064

Reinvested capital gains	89,840	-	-	107,545	382,272	407,501	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	$644,790	1,050,033	57,594	2,415,763	2,438,207	1,429,061	(1,527)	91,734

Investment Activity:	FTVRDI	FTVSVI	FTVDM2	TIF2	FTVGI2	FTVFA2	FTVIS1	FTVFA1
Reinvested dividends	$1,092	24,726	3,058	8,257	-	48,074	118,871	21,925

Net investment income (loss)	1,092	24,726	3,058	8,257	-	48,074	118,871	21,925

Realized gain (loss) on investments	3,515	34,795	(39,501)	(13,081)	(81,525)	(8,093)	(10,358)	(38,930)
Change in unrealized gain (loss) on investments	(2,764)	255,331	100,701	28,079	109,756	75,386	221,288	68,796

Net gain (loss) on investments	751	290,126	61,200	14,998	28,231	67,293	210,930	29,866

Reinvested capital gains	7,939	342,464	-	7,396	1,273	40,695	-	17,302

Net increase (decrease) in contract owners’ equity resulting from operations	$9,782	657,316	64,258	30,651	29,504	156,062	329,801	69,093

Investment Activity:	FTVGB1	IVKMG1	IVBRA1	JACAS	JAGTS	LOVTRC	MFBOV	MFFCA
Reinvested dividends	$-	-	9,774	24,803	2,613	195	37,179	-

Net investment income (loss)	-	-	9,774	24,803	2,613	195	37,179	-

Realized gain (loss) on investments	(63,661)	5,779	(11,026)	(68,925)	52,320	(9)	(11,833)	22,084
Change in unrealized gain (loss) on investments	191,236	(21,913)	178,105	(271,389)	226,008	(335)	181,179	194,986

Net gain (loss) on investments	127,575	(16,134)	167,079	(340,314)	278,328	(344)	169,346	217,070

Reinvested capital gains	2,934	17,635	-	369,019	100,942	28	-	61,140

Net increase (decrease) in contract owners’ equity resulting from operations	$130,509	1,501	176,853	53,508	381,883	(121)	206,525	278,210

Investment Activity:	MFBIE	MFTCG	MV2IGI	MVIVIC	MNDIC	MVFIC	MVIVSC	MSVFI
Reinvested dividends	$16,080	-	53	103,384	-	204,878	1,103	2,523

Net investment income (loss)	16,080	-	53	103,384	-	204,878	1,103	2,523

Realized gain (loss) on investments	17,008	15,959	(37)	22,392	(66,996)	209,204	2,498	465
Change in unrealized gain (loss) on investments	(25,484)	(155,988)	(511)	(30,405)	138,256	80,304	(2,289)	4,694

Net gain (loss) on investments	(8,476)	(140,029)	(548)	(8,013)	71,260	289,508	209	5,159

Reinvested capital gains	-	108,651	1,019	174,546	54,827	791,367	2,230	-

Net increase (decrease) in contract owners’ equity resulting from operations	$7,604	(31,378)	524	269,917	126,087	1,285,753	3,542	7,682

Investment Activity:	IDPGI	IDPG	NCPGI	NCPG	NVBX	NVIX	NVAMV1	GVAAA2
Reinvested dividends	$11,319	28,213	30,292	49,834	21,265	30,837	107,644	328,356

Net investment income (loss)	11,319	28,213	30,292	49,834	21,265	30,837	107,644	328,356

Realized gain (loss) on investments	(8,710)	(3,212)	(2,631)	(6,676)	(1,146)	(6,215)	(49,260)	208,214
Change in unrealized gain (loss) on investments	30,034	47,219	35,596	72,343	(18,535)	(5,519)	182,927	(134,459)

Net gain (loss) on investments	21,324	44,007	32,965	65,667	(19,681)	(11,734)	133,667	73,755

Reinvested capital gains	-	-	2,360	-	1,833	-	433,272	1,040,017

Net increase (decrease) in contract owners’ equity resulting from operations	$32,643	72,220	65,617	115,501	3,417	19,103	674,583	1,442,128

Investment Activity:	GVABD2	GVAGG2	GVAGR2	GVAGI2	HIBF	GEM	GIG	NVIE6
Reinvested dividends	$18,338	57,211	10,563	23,742	187,076	73,362	18,563	2,714

Net investment income (loss)	18,338	57,211	10,563	23,742	187,076	73,362	18,563	2,714

Realized gain (loss) on investments	2,997	139,762	189,836	62,025	(75,614)	(93,067)	(22,510)	1,995
Change in unrealized gain (loss) on investments	(5,894)	(526,379)	(786,070)	(140,073)	343,125	695,836	12,577	(4,564)

Net gain (loss) on investments	(2,897)	(386,617)	(596,234)	(78,048)	267,511	602,769	(9,933)	(2,569)

Reinvested capital gains	2,532	365,267	985,529	282,436	-	-	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	$17,973	35,861	399,858	228,130	454,587	676,131	8,630	145

Investment Activity:	NVNMO1	NVNSR2	NVCRA1	NVCRB1	NVCCA1	NVCCN1	NVCMD1	NVCMA1
Reinvested dividends	$5,318	9,299	274,089	194,960	400,047	55,826	549,855	788,457

Net investment income (loss)	5,318	9,299	274,089	194,960	400,047	55,826	549,855	788,457

Realized gain (loss) on investments	(1,066)	(8,351)	62,621	30,819	61,646	(26,343)	70,301	(3,394)
Change in unrealized gain (loss) on investments	48,981	(28,596)	(309,614)	(138,471)	(489,479)	3,325	(606,531)	(978,317)

Net gain (loss) on investments	47,915	(36,947)	(246,993)	(107,652)	(427,833)	(23,018)	(536,230)	(981,711)

Reinvested capital gains	31,691	125,320	898,681	324,268	1,070,968	56,746	1,258,774	2,329,624

Net increase (decrease) in contract owners’ equity resulting from operations	$84,924	97,672	925,777	411,576	1,043,182	89,554	1,272,399	2,136,370

Investment Activity:	NVCMC1	NVCBD1	NVLCP1	TRF	GBF	GVIX2	GVIDA	NVDBL2
Reinvested dividends	$66,278	45,478	89,978	16,290	43,393	49,580	43,513	13,720

Net investment income (loss)	66,278	45,478	89,978	16,290	43,393	49,580	43,513	13,720

Realized gain (loss) on investments	(14,133)	(419)	(230)	42,125	1,499	(34,127)	72,280	14,105
Change in unrealized gain (loss) on investments	(40,265)	24,721	(4,215)	40,229	(37,820)	3,897	(77,457)	526

Net gain (loss) on investments	(54,398)	24,302	(4,445)	82,354	(36,321)	(30,230)	(5,177)	14,631

Reinvested capital gains	91,956	2,496	11,234	-	-	-	199,834	16,953

Net increase (decrease) in contract owners’ equity resulting from operations	$103,836	72,276	96,767	98,644	7,072	19,350	238,170	45,304

Investment Activity:	NVDCA2	GVIDC	GVIDM	GVDMA	GVDMC	MCIF	SAM	SAM5
Reinvested dividends	$28,384	16,805	89,528	160,426	10,376	77,025	124	4,870

Net investment income (loss)	28,384	16,805	89,528	160,426	10,376	77,025	124	4,870

Realized gain (loss) on investments	141,791	(712)	205,969	431,704	14,205	(5,300)	-	-
Change in unrealized gain (loss) on investments	(101,294)	2,269	(230,672)	(514,517)	(15,788)	344,358	-	-

Net gain (loss) on investments	40,497	1,557	(24,703)	(82,813)	(1,583)	339,058	-	-

Reinvested capital gains	61,654	17,517	262,357	669,135	19,637	526,047	37	250

Net increase (decrease) in contract owners’ equity resulting from operations	$130,535	35,879	327,182	746,748	28,430	942,130	161	5,120

Investment Activity:	NVMIG1	GVDIVI	NVMLG1	NVMLV1	NVMMG1	NVMMV1	NVMMV2	SCGF
Reinvested dividends	$24,536	36,943	24,077	32,109	-	65,455	5,897	-

Net investment income (loss)	24,536	36,943	24,077	32,109	-	65,455	5,897	-

Realized gain (loss) on investments	(19,472)	(23,504)	39,157	(15,433)	50,517	(52,037)	(85,166)	(154,043)
Change in unrealized gain (loss) on investments	(76,733)	56,232	(409,688)	69,767	(218,679)	193,011	100,840	(39,031)

Net gain (loss) on investments	(96,205)	32,728	(370,531)	54,334	(168,162)	140,974	15,674	(193,074)

Reinvested capital gains	36,964	-	406,896	164,321	373,601	271,445	37,382	303,015

Net increase (decrease) in contract owners’ equity resulting from operations	$(34,705)	69,671	60,442	250,764	205,439	477,874	58,953	109,941

Investment Activity:	SCVF	SCF	MSBF	NVSTB1	NVSTB2	NVOLG1	NVIDAP	NVDBLP
Reinvested dividends	$19,012	5,952	35,245	6,264	1,041	65,219	200,517	105,348

Net investment income (loss)	19,012	5,952	35,245	6,264	1,041	65,219	200,517	105,348

Realized gain (loss) on investments	34,421	20,543	(129)	(1,767)	(366)	149,335	71,359	14,097
Change in unrealized gain (loss) on investments	274,317	62,427	56,718	2,735	854	(1,804,465)	(99,327)	59,196

Net gain (loss) on investments	308,738	82,970	56,589	968	488	(1,655,130)	(27,968)	73,293

Reinvested capital gains	247,055	262,439	-	-	-	1,909,884	793,575	108,622

Net increase (decrease) in contract owners’ equity resulting from operations	$574,805	351,361	91,834	7,232	1,529	319,973	966,124	287,263

Investment Activity:	NVDCAP	NVIDCP	NVIDMP	NVDMAP	NVDMCP	NVTIV3	EIF	NVRE1
Reinvested dividends	$103,954	48,719	324,740	746,083	32,515	17,513	47,038	228,259

Net investment income (loss)	103,954	48,719	324,740	746,083	32,515	17,513	47,038	228,259

Realized gain (loss) on investments	50,205	(8,364)	94,159	254,232	(12,003)	(13,161)	47,313	(196,037)
Change in unrealized gain (loss) on investments	42,610	3,064	(325,313)	(662,005)	(1,858)	(6,101)	205,547	(118,632)

Net gain (loss) on investments	92,815	(5,300)	(231,154)	(407,773)	(13,861)	(19,262)	252,860	(314,669)

Reinvested capital gains	194,979	45,570	814,554	2,585,511	54,495	12,138	-	799,789

Net increase (decrease) in contract owners’ equity resulting from operations	$391,748	88,989	908,140	2,923,821	73,149	10,389	299,898	713,379

Investment Activity:	NVLCAP	NVLMP	NVSIX2	GVEX1	AMTB	AMMCGS	AMSRS	NOTB3
Reinvested dividends	$3,811	11,658	52,906	386,933	6,833	-	922	19,948

Net investment income (loss)	3,811	11,658	52,906	386,933	6,833	-	922	19,948

Realized gain (loss) on investments	(1,155)	(7,411)	(28,324)	232,121	(587)	(4,041)	7,486	(1,910)
Change in unrealized gain (loss) on investments	13,565	52,586	243,189	1,105,995	351	1,399	(1,023)	92,249

Net gain (loss) on investments	12,410	45,175	214,865	1,338,116	(236)	(2,642)	6,463	90,339

Reinvested capital gains	2,150	10,529	560,434	319,424	-	1,106	4,733	-

Net increase (decrease) in contract owners’ equity resulting from operations	$18,371	67,362	828,205	2,044,473	6,597	(1,536)	12,118	110,287

Investment Activity:	NOTG3	NOTMG3	ALVSVA	ACVIP2	ACVMV1	DVSCS	DCAP	FQB
Reinvested dividends	$30,415	25,722	21,398	9,065	64,897	44,019	22,679	9,857

Net investment income (loss)	30,415	25,722	21,398	9,065	64,897	44,019	22,679	9,857

Realized gain (loss) on investments	(15,252)	(4,422)	37,187	(15,486)	77,100	146,215	4,072	(2,369)
Change in unrealized gain (loss) on investments	85,289	120,501	566,993	24,214	486,048	603,242	(119,573)	2,814

Net gain (loss) on investments	70,037	116,079	604,180	8,728	563,148	749,457	(115,501)	445

Reinvested capital gains	-	-	201,040	3,766	167,984	417,285	202,387	-

Net increase (decrease) in contract owners’ equity resulting from operations	$100,452	141,801	826,618	21,559	796,029	1,210,761	109,565	10,302

Investment Activity:	FNRS2	FEIS	FF10S	FF20S	FF30S	FGS	FIGBS	FMCS
Reinvested dividends	$36,911	131,656	23,460	37,494	89,308	-	115,257	37,391

Net investment income (loss)	36,911	131,656	23,460	37,494	89,308	-	115,257	37,391

Realized gain (loss) on investments	(168,210)	17,787	13,646	123,222	42,437	520,362	(1,670)	(44,741)
Change in unrealized gain (loss) on investments	2,405,535	463,291	9,737	(71,915)	46,283	(1,275,432)	78,258	576,634

Net gain (loss) on investments	2,237,325	481,078	23,383	51,307	88,720	(755,070)	76,588	531,893

Reinvested capital gains	-	343,555	32,016	90,934	231,194	847,768	2,072	467,554

Net increase (decrease) in contract owners’ equity resulting from operations	$2,274,236	956,289	78,859	179,735	409,222	92,698	193,917	1,036,838

Investment Activity:	FOS	FVSS	GVGMNS	OVGS	OVIG	OVGI	OVSC	OVSB
Reinvested dividends	$42,545	89	203	36,900	8,398	19,632	8,881	22,964

Net investment income (loss)	42,545	89	203	36,900	8,398	19,632	8,881	22,964

Realized gain (loss) on investments	(34,728)	3,511	(743)	(165,084)	(7,026)	(40,320)	(24,453)	(5,764)
Change in unrealized gain (loss) on investments	(172,719)	(2,367)	3,743	(96,534)	(26,553)	23,843	257,425	11,121

Net gain (loss) on investments	(207,447)	1,144	3,000	(261,618)	(33,579)	(16,477)	232,972	5,357

Reinvested capital gains	5,381	-	-	233,896	17,864	208,677	65,843	-

Net increase (decrease) in contract owners’ equity resulting from operations	$(159,521)	1,233	3,203	9,178	(7,317)	211,832	307,696	28,321

Investment Activity:	PMVAAA	PMVRSA	PMVFBA	PMVLDA	PMVTRA	ACEG	AVMCCI	RVARS
Reinvested dividends	$15,337	15,498	9,250	57,407	116,560	-	168	385

Net investment income (loss)	15,337	15,498	9,250	57,407	116,560	-	168	385

Realized gain (loss) on investments	(10,380)	(23,688)	(24,909)	(43,368)	(29,697)	2,218	363	1,513
Change in unrealized gain (loss) on investments	61,465	196,369	37,085	37,754	51,550	(3,982)	12,650	(3,217)

Net gain (loss) on investments	51,085	172,681	12,176	(5,614)	21,853	(1,764)	13,013	(1,704)

Reinvested capital gains	-	-	-	-	-	2,030	14,314	-

Net increase (decrease) in contract owners’ equity resulting from operations	$66,422	188,179	21,426	51,793	138,413	266	27,495	(1,319)

Investment Activity:	TRHSP	TRHS2	VWHA	WRPMAV	WRPMMV	WRASP	WRBP	WRBDP
Reinvested dividends	$-	-	9,066	1,352	846	61,427	4,850	17,858

Net investment income (loss)	-	-	9,066	1,352	846	61,427	4,850	17,858

Realized gain (loss) on investments	188,645	272,484	(196,712)	(867)	(1,070)	(421,286)	(6,959)	(3,431)
Change in unrealized gain (loss) on investments	(1,339,578)	(460,062)	1,076,423	(2,835)	(896)	83,683	(41,450)	13,345

Net gain (loss) on investments	(1,150,933)	(187,578)	879,711	(3,702)	(1,966)	(337,603)	(48,409)	9,914

Reinvested capital gains	72,949	8,576	-	7,414	4,953	-	52,388	2,009

Net increase (decrease) in contract owners’ equity resulting from operations	$(1,077,984)	(179,002)	888,777	5,064	3,833	(276,176)	8,829	29,781

Investment Activity:	WRCEP	WRDIV	WRENG	WRGBP	WRGNR	WRGP	WRHIP	WRIP
Reinvested dividends	$3,242	7,799	421	1,919	3,772	184	243,514	1,098

Net investment income (loss)	3,242	7,799	421	1,919	3,772	184	243,514	1,098

Realized gain (loss) on investments	(10,126)	5,206	(4,713)	(140)	(28,092)	1,933	(84,925)	(4,157)
Change in unrealized gain (loss) on investments	(53,242)	(6,944)	101,631	2,013	143,835	(74,777)	335,206	(28,700)

Net gain (loss) on investments	(63,368)	(1,738)	96,918	1,873	115,743	(72,844)	250,281	(32,857)

Reinvested capital gains	86,781	35,014	-	-	-	80,230	-	15,019

Net increase (decrease) in contract owners’ equity resulting from operations	$26,655	41,075	97,339	3,792	119,515	7,570	493,795	(16,740)

Investment Activity:	WRI2P	WRLTBP	WRMIC	WRMCG	WRMMP	WRPAP	WRPCP	WRPMP
Reinvested dividends	$5,699	377	-	-	275	17,505	4,285	41,997

Net investment income (loss)	5,699	377	-	-	275	17,505	4,285	41,997

Realized gain (loss) on investments	(3,811)	(10)	(9,000)	(4,010)	-	(19,740)	(2,748)	10,262
Change in unrealized gain (loss) on investments	(2,272)	78	19,059	14,479	-	(54,877)	(13,560)	(183,677)

Net gain (loss) on investments	(6,083)	68	10,059	10,469	-	(74,617)	(16,308)	(173,415)

Reinvested capital gains	4,601	-	27,553	90,779	8	114,737	23,052	253,690

Net increase (decrease) in contract owners’ equity resulting from operations	$4,217	445	37,612	101,248	283	57,625	11,029	122,272

Investment Activity:	WRPMAP	WRPMCP	WRRESP	WRSTP	WRSCP	WRSCV	WRVP	WFVSCG
Reinvested dividends	$70,757	4,976	2,384	-	-	1,070	3,340	-

Net investment income (loss)	70,757	4,976	2,384	-	-	1,070	3,340	-

Realized gain (loss) on investments	(1,426)	(4,116)	305	19,159	(13,317)	5,666	(1,479)	(3,449)
Change in unrealized gain (loss) on investments	(242,591)	(17,385)	(13,719)	(35,764)	(21,335)	39,113	(4,341)	(12,266)

Net gain (loss) on investments	(244,017)	(21,501)	(13,414)	(16,605)	(34,652)	44,779	(5,820)	(15,715)

Reinvested capital gains	387,395	27,891	20,146	49,127	44,442	22,795	32,331	83,046

Net increase (decrease) in contract owners’ equity resulting from operations	$214,135	11,366	9,116	32,522	9,790	68,644	29,851	67,331

Investment Activity:	JAIGS	CAF
Reinvested dividends	$117,333	2,752

Net investment income (loss)	117,333	2,752

Realized gain (loss) on investments	(231,896)	(217,257)
Change in unrealized gain (loss) on investments	(114,137)	38,429

Net gain (loss) on investments	(346,033)	(178,828)

Reinvested capital gains	66,478	190,128

Net increase (decrease) in contract owners’ equity resulting from operations	$(162,222)	14,052

See accompanying notes to financial statements.

NATIONWIDE VL SEPARATE ACCOUNT-G

STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY

Years Ended December 31, 2016 and 2015

	Total		ALVDAA		ACVIP1		BRVGA1
	2016	2015	2016	2015	2016	2015	2016	2015
Investment activity:
Net investment income (loss)	$10,817,872	9,209,548	1,426	770	144,340	111,671	132,896	98,356
Realized gain (loss) on investments	1,587,358	9,453,447	(2,742)	(193)	(30,341)	(34,047)	(47,314)	11,831
Change in unrealized gain (loss) on investments	6,801,944	(53,566,638)	6,661	(3,188)	117,322	(212,160)	315,411	(649,579)
Reinvested capital gains	30,065,867	26,130,494	39	1,546	45,789	-	-	478,688

Net increase (decrease) in contract owners’ equity resulting from operations	49,273,041	(8,773,149)	5,384	(1,065)	277,110	(134,536)	400,993	(60,704)

Equity transactions:
Purchase payments received from contract owners (notes 2a and 6)	163,691,814	159,303,166	22,603	22,269	2,323,630	2,100,146	1,361,773	1,521,439
Transfers between funds	-	-	(52,836)	77,865	145,794	200,780	(64,024)	3,313,124
Surrenders (note 6)	(15,539,166)	(16,029,364)	-	-	(93,389)	(95,346)	(146,438)	(105,060)
Death benefits (note 4)	(1,729,864)	(404,565)	-	-	-	(7,366)	-	-
Net policy repayments (loans) (note 5)	(5,370,728)	(4,773,816)	(1,159)	8	(14,383)	(54,105)	(39,258)	(15,631)
Deductions for surrender charges (note 2d)	(2,584,227)	(2,686,781)	-	(1,534)	(69,807)	(37,450)	(39,550)	(34,399)
Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(43,981,064)	(38,494,693)	(11,107)	(10,201)	(542,308)	(472,708)	(559,481)	(460,368)
Asset charges (note 3)	(1,942,854)	(1,626,884)	(114)	(156)	(3,990)	(3,676)	(30,602)	(11,728)
Adjustments to maintain reserves	11,162	5,821	(3)	(2)	3	-	14	(5)

Net equity transactions	92,555,073	95,292,884	(42,616)	88,249	1,745,550	1,630,275	482,434	4,207,372

Net change in contract owners’ equity	141,828,114	86,519,735	(37,232)	87,184	2,022,660	1,495,739	883,427	4,146,668
Contract owners’ equity beginning of period	534,651,674	448,131,939	154,846	67,662	5,697,440	4,201,701	9,558,850	5,412,182

Contract owners’ equity end of period	$676,479,788	534,651,674	117,614	154,846	7,720,100	5,697,440	10,442,277	9,558,850

CHANGES IN UNITS:
Beginning units	37,804,568	30,074,365	13,015	5,625	586,893	422,946	797,102	448,110
Units purchased	16,190,434	15,472,778	2,562	9,597	250,938	225,164	128,403	425,678
Units redeemed	(9,520,185)	(7,742,575)	(6,034)	(2,207)	(78,323)	(61,217)	(89,145)	(76,686)

Ending units	44,474,817	37,804,568	9,543	13,015	759,508	586,893	836,360	797,102

	MLVGA2		DWVSVS		DFVGB		DFVIPS
	2016	2015	2016	2015	2016	2015	2016	2015
Investment activity:
Net investment income (loss)	$24,893	27,492	9,176	2,723	154,625	99,208	474	-
Realized gain (loss) on investments	(6,259)	3,428	(22,660)	(3,696)	1,345	(1,746)	2	-
Change in unrealized gain (loss) on investments	67,808	(199,148)	309,544	(103,789)	(113,944)	(60,945)	(612)	-
Reinvested capital gains	-	145,059	114,241	61,098	49,080	26,392	25	-

Net increase (decrease) in contract owners’ equity resulting from operations	86,442	(23,169)	410,301	(43,664)	91,106	62,909	(111)	-

Equity transactions:
Purchase payments received from contract owners (notes 2a and 6)	10,032	14,459	233,576	170,052	3,190,923	2,840,876	18,466	-
Transfers between funds	(169,301)	(20,690)	591,779	118,000	422,323	614,672	47,367	-
Surrenders (note 6)	(139,226)	(36,634)	(50,038)	(15,481)	(103,509)	(7,349)	-	-
Death benefits (note 4)	-	-	-	-	-	(11,223)	-	-
Net policy repayments (loans) (note 5)	(129,083)	(23,095)	(160)	(476)	(26,381)	(46,315)	-	-
Deductions for surrender charges (note 2d)	(7,448)	(9,020)	(100)	(2,060)	(51,224)	(20,483)	-	-
Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(106,134)	(123,422)	(71,750)	(45,908)	(713,301)	(577,746)	(2,988)	-
Asset charges (note 3)	(5,097)	(6,243)	(4,052)	(1,934)	(2,400)	(1,363)	-	-
Adjustments to maintain reserves	(12)	(2)	3	-	(5)	3	(2)	-

Net equity transactions	(546,269)	(204,647)	699,258	222,193	2,716,426	2,791,072	62,843	-

Net change in contract owners’ equity	(459,827)	(227,816)	1,109,559	178,529	2,807,532	2,853,981	62,732	-
Contract owners’ equity beginning of period	2,680,815	2,908,631	690,859	512,330	6,501,268	3,647,287	-	-

Contract owners’ equity end of period	$2,220,988	2,680,815	1,800,418	690,859	9,308,800	6,501,268	62,732	-

CHANGES IN UNITS:
Beginning units	162,940	175,251	56,660	39,303	607,216	345,929	-	-
Units purchased	744	7,359	66,477	22,049	331,983	308,444	6,582	-
Units redeemed	(33,831)	(19,670)	(10,493)	(4,692)	(84,509)	(47,157)	(297)	-

Ending units	129,853	162,940	112,644	56,660	854,690	607,216	6,285	-

	DFVIS		DFVIV		DFVSTF		DFVULV
	2016	2015	2016	2015	2016	2015	2016	2015
Investment activity:
Net investment income (loss)	$258,248	166,410	347,246	242,049	64,486	19,698	281,008	208,547
Realized gain (loss) on investments	16,109	13,024	(14,637)	4,447	271	(165)	8,580	33,460
Change in unrealized gain (loss) on investments	280,593	(164,496)	717,424	(848,218)	(7,163)	(13,625)	2,018,630	(1,020,655)
Reinvested capital gains	89,840	257,424	-	-	-	6,021	107,545	463,700

Net increase (decrease) in contract owners’ equity resulting from operations	644,790	272,362	1,050,033	(601,722)	57,594	11,929	2,415,763	(314,948)

Equity transactions:
Purchase payments received from contract owners (notes 2a and 6)	3,561,973	3,408,628	3,723,459	3,377,675	3,242,899	2,859,698	3,946,717	3,198,057
Transfers between funds	188,580	677,933	179,794	1,144,058	599,531	613,271	485,925	1,775,708
Surrenders (note 6)	(89,051)	(9,811)	(87,951)	(8,872)	(96,040)	(7,968)	(86,852)	(26,620)
Death benefits (note 4)	-	(7,670)	-	(7,504)	-	(11,274)	(4,950)	(6,051)
Net policy repayments (loans) (note 5)	(146,066)	(44,989)	(133,393)	(46,201)	(26,058)	(48,452)	(131,540)	(21,094)
Deductions for surrender charges (note 2d)	(76,334)	(23,668)	(77,161)	(26,339)	(54,701)	(24,511)	(61,506)	(94,298)
Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(809,325)	(651,270)	(797,870)	(644,620)	(730,154)	(597,484)	(865,136)	(631,364)
Asset charges (note 3)	(4,488)	(3,417)	(3,103)	(2,582)	(1,146)	(666)	(13,711)	(7,645)
Adjustments to maintain reserves	(8)	(2)	(3)	2	(2)	8	6	3

Net equity transactions	2,625,281	3,345,734	2,803,772	3,785,617	2,934,329	2,782,622	3,268,953	4,186,696

Net change in contract owners’ equity	3,270,071	3,618,096	3,853,805	3,183,895	2,991,923	2,794,551	5,684,716	3,871,748
Contract owners’ equity beginning of period	8,185,530	4,567,434	7,600,222	4,416,327	6,617,353	3,822,802	10,038,049	6,166,301

Contract owners’ equity end of period	$11,455,601	8,185,530	11,454,027	7,600,222	9,609,276	6,617,353	15,722,765	10,038,049

CHANGES IN UNITS:
Beginning units	614,629	362,894	665,525	359,804	654,808	379,421	620,641	368,268
Units purchased	286,156	298,143	357,116	348,677	381,809	326,473	285,018	291,528
Units redeemed	(91,073)	(46,408)	(103,374)	(42,956)	(93,183)	(51,086)	(87,882)	(39,155)

Ending units	809,712	614,629	919,267	665,525	943,434	654,808	817,777	620,641

	DFVUTV		DSIF		DSGIBA		FTVIS2
	2016	2015	2016	2015	2016	2015	2016	2015
Investment activity:
Net investment income (loss)	$107,675	89,889	251,882	204,718	-	-	34,670	36,111
Realized gain (loss) on investments	64,247	49,809	263,660	411,722	(1,251)	-	(755)	9,807
Change in unrealized gain (loss) on investments	1,884,013	(978,144)	506,018	(817,575)	(276)	-	57,819	(98,788)
Reinvested capital gains	382,272	466,396	407,501	309,183	-	-	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	2,438,207	(372,050)	1,429,061	108,048	(1,527)	-	91,734	(52,870)

Equity transactions:
Purchase payments received from contract owners (notes 2a and 6)	3,453,526	2,936,825	1,029,684	1,184,943	29,200	-	44,392	15,710
Transfers between funds	(288,828)	585,744	514,893	(664,309)	13,289	-	(12,208)	(33,289)
Surrenders (note 6)	(78,323)	(25,543)	(82,651)	(105,410)	-	-	(59,590)	(5,485)
Death benefits (note 4)	-	(6,169)	-	-	-	-	-	-
Net policy repayments (loans) (note 5)	(123,684)	(50,932)	(46,051)	(61,568)	-	-	(190)	(25,311)
Deductions for surrender charges (note 2d)	(68,138)	(21,974)	(19,775)	(32,553)	-	-	(3,470)	(906)
Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(730,349)	(581,057)	(515,509)	(508,253)	(2,478)	-	(37,332)	(42,401)
Asset charges (note 3)	(5,672)	(3,810)	(35,032)	(32,963)	(44)	-	(2,103)	(2,291)
Adjustments to maintain reserves	(7)	(5)	9	(16)	(5)	-	(14)	8

Net equity transactions	2,158,525	2,833,079	845,568	(220,129)	39,962	-	(70,515)	(93,965)

Net change in contract owners’ equity	4,596,732	2,461,029	2,274,629	(112,081)	38,435	-	21,219	(146,835)
Contract owners’ equity beginning of period	6,812,864	4,351,835	11,130,581	11,242,662	-	-	690,891	837,726

Contract owners’ equity end of period	$11,409,596	6,812,864	13,405,210	11,130,581	38,435	-	712,110	690,891

CHANGES IN UNITS:
Beginning units	441,322	267,161	530,391	541,663	-	-	43,229	48,719
Units purchased	231,768	212,842	80,543	64,023	3,937	-	2,592	1,229
Units redeemed	(93,368)	(38,681)	(39,095)	(75,295)	(244)	-	(6,744)	(6,719)

Ending units	579,722	441,322	571,839	530,391	3,693	-	39,077	43,229

	FTVRDI		FTVSVI		FTVDM2		TIF2
	2016	2015	2016	2015	2016	2015	2016	2015
Investment activity:
Net investment income (loss)	$1,092	1,304	24,726	26,532	3,058	8,976	8,257	16,662
Realized gain (loss) on investments	3,515	7,940	34,795	187,726	(39,501)	(32,129)	(13,081)	(38,803)
Change in unrealized gain (loss) on investments	(2,764)	(19,455)	255,331	(825,077)	100,701	(120,018)	28,079	(23,646)
Reinvested capital gains	7,939	8,117	342,464	420,943	-	57,157	7,396	17,018

Net increase (decrease) in contract owners’ equity resulting from operations	9,782	(2,094)	657,316	(189,876)	64,258	(86,014)	30,651	(28,769)

Equity transactions:
Purchase payments received from contract owners (notes 2a and 6)	2,114	2,409	273,048	287,756	39,047	49,034	36,222	36,088
Transfers between funds	(10,705)	257	(125,584)	(557,266)	1,880	(56,654)	(23,359)	(15,338)
Surrenders (note 6)	(801)	-	(71,171)	(87,433)	(105,973)	(11,279)	(5,016)	(147,198)
Death benefits (note 4)	-	-	(7,049)	(1,616)	-	-	-	-
Net policy repayments (loans) (note 5)	544	(13,699)	4,534	(38,244)	5,756	(20,035)	3,506	2,842
Deductions for surrender charges (note 2d)	(83)	-	(8,727)	(46,674)	(2,032)	(1,548)	(241)	(1,186)
Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(3,122)	(3,676)	(150,773)	(172,544)	(17,986)	(21,423)	(23,877)	(26,420)
Asset charges (note 3)	(173)	(283)	(6,880)	(7,626)	(1,209)	(1,550)	(1,239)	(1,631)
Adjustments to maintain reserves	(15)	5	26	(33)	(3)	-	(4)	2

Net equity transactions	(12,241)	(14,987)	(92,576)	(623,680)	(80,520)	(63,455)	(14,008)	(152,841)

Net change in contract owners’ equity	(2,459)	(17,081)	564,740	(813,556)	(16,262)	(149,469)	16,643	(181,610)
Contract owners’ equity beginning of period	64,030	81,111	2,250,365	3,063,921	328,218	477,687	421,911	603,521

Contract owners’ equity end of period	$61,571	64,030	2,815,105	2,250,365	311,956	328,218	438,554	421,911

CHANGES IN UNITS:
Beginning units	3,132	3,832	107,498	135,847	43,295	50,660	51,655	69,093
Units purchased	113	130	14,799	18,280	6,363	5,855	5,089	8,334
Units redeemed	(656)	(830)	(19,279)	(46,629)	(14,619)	(13,220)	(6,646)	(25,772)

Ending units	2,589	3,132	103,018	107,498	35,039	43,295	50,098	51,655

	FTVGI2		FTVFA2		FTVIS1		FTVFA1
	2016	2015	2016	2015	2016	2015	2016	2015
Investment activity:
Net investment income (loss)	$-	142,705	48,074	40,032	118,871	102,809	21,925	19,410
Realized gain (loss) on investments	(81,525)	(43,603)	(8,093)	(3,515)	(10,358)	25,789	(38,930)	(2,996)
Change in unrealized gain (loss) on investments	109,756	(183,547)	75,386	(119,206)	221,288	(282,935)	68,796	(54,529)
Reinvested capital gains	1,273	9,269	40,695	2,189	-	-	17,302	973

Net increase (decrease) in contract owners’ equity resulting from operations	29,504	(75,176)	156,062	(80,500)	329,801	(154,337)	69,093	(37,142)

Equity transactions:
Purchase payments received from contract owners (notes 2a and 6)	29,157	40,647	12,983	13,136	471,526	526,868	114,630	121,600
Transfers between funds	(138,886)	(81,904)	-	(39,177)	20,169	(229,919)	(114,483)	(2,876)
Surrenders (note 6)	(182,928)	(49,259)	(10,602)	(118)	(52,280)	(13,797)	(12,907)	(793)
Death benefits (note 4)	-	-	-	-	-	-	-	-
Net policy repayments (loans) (note 5)	(529)	(53,640)	(447)	(20,102)	41,733	(15,163)	(14,024)	(16,694)
Deductions for surrender charges (note 2d)	(4,811)	(8,131)	(2,001)	(354)	(12,977)	(11,984)	(2,779)	(2,118)
Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(63,964)	(78,467)	(36,063)	(39,490)	(155,526)	(146,967)	(39,616)	(42,860)
Asset charges (note 3)	(5,414)	(7,145)	(1,659)	(1,737)	(4,725)	(3,817)	(627)	(530)
Adjustments to maintain reserves	4	(2)	7	3	(2)	-	35	(27)

Net equity transactions	(367,371)	(237,901)	(37,782)	(87,839)	307,918	105,221	(69,771)	55,702

Net change in contract owners’ equity	(337,867)	(313,077)	118,280	(168,339)	637,719	(49,116)	(678)	18,560
Contract owners’ equity beginning of period	1,638,642	1,951,719	1,223,234	1,391,573	2,115,917	2,165,033	590,222	571,662

Contract owners’ equity end of period	$1,300,775	1,638,642	1,341,514	1,223,234	2,753,636	2,115,917	589,544	590,222

CHANGES IN UNITS:
Beginning units	169,779	193,513	94,396	100,715	177,624	169,320	45,600	41,549
Units purchased	3,216	4,440	987	934	53,234	44,232	9,633	9,793
Units redeemed	(42,069)	(28,174)	(3,915)	(7,253)	(28,681)	(35,928)	(15,077)	(5,742)

Ending units	130,926	169,779	91,468	94,396	202,177	177,624	40,156	45,600

	FTVGB1		IVKMG1		IVBRA1		JACAS
	2016	2015	2016	2015	2016	2015	2016	2015
Investment activity:
Net investment income (loss)	$-	263,937	-	-	9,774	39,110	24,803	37,131
Realized gain (loss) on investments	(63,661)	(54,615)	5,779	9,082	(11,026)	(19,042)	(68,925)	48,520
Change in unrealized gain (loss) on investments	191,236	(369,118)	(21,913)	(17,639)	178,105	(141,180)	(271,389)	(329,561)
Reinvested capital gains	2,934	16,616	17,635	11,059	-	81,414	369,019	581,274

Net increase (decrease) in contract owners’ equity resulting from operations	130,509	(143,180)	1,501	2,502	176,853	(39,698)	53,508	337,364

Equity transactions:
Purchase payments received from contract owners (notes 2a and 6)	681,244	753,739	27,153	24,268	1,094,731	535,773	345,165	243,472
Transfers between funds	58,803	(69,439)	(2,073)	19,689	567,925	221,388	213,359	(182,604)
Surrenders (note 6)	(33,555)	(64,141)	(11,482)	(1,755)	(41,694)	3	(44,627)	(53,785)
Death benefits (note 4)	(3,880)	-	-	-	-	-	(17,676)	(9,376)
Net policy repayments (loans) (note 5)	97,627	(25,021)	(8,812)	(17,212)	247	(85)	(68)	(57,244)
Deductions for surrender charges (note 2d)	(9,530)	(29,948)	(941)	(1,304)	(4,594)	(108)	(8,674)	(9,969)
Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(257,267)	(258,390)	(9,851)	(10,700)	(261,657)	(92,614)	(154,357)	(162,113)
Asset charges (note 3)	(10,732)	(9,848)	(461)	(453)	(10,655)	(4,044)	(9,767)	(9,874)
Adjustments to maintain reserves	(3)	(1)	2	(8)	(5)	17	(14)	7

Net equity transactions	522,707	296,951	(6,465)	12,525	1,344,298	660,330	323,341	(241,486)

Net change in contract owners’ equity	653,216	153,771	(4,964)	15,027	1,521,151	620,632	376,849	95,878
Contract owners’ equity beginning of period	3,404,244	3,250,473	163,542	148,515	1,097,736	477,104	2,901,653	2,805,775

Contract owners’ equity end of period	$4,057,460	3,404,244	158,578	163,542	2,618,887	1,097,736	3,278,502	2,901,653

CHANGES IN UNITS:
Beginning units	315,893	289,255	11,108	10,209	110,977	46,256	126,651	137,085
Units purchased	87,719	80,932	1,966	3,197	156,826	79,439	28,313	18,505
Units redeemed	(38,809)	(54,294)	(2,384)	(2,298)	(30,647)	(14,718)	(14,591)	(28,939)

Ending units	364,803	315,893	10,690	11,108	237,156	110,977	140,373	126,651

	JAGTS		LOVTRC		MFBOV		MFFCA
	2016	2015	2016	2015	2016	2015	2016	2015
Investment activity:
Net investment income (loss)	$2,613	9,209	195	-	37,179	21,615	-	-
Realized gain (loss) on investments	52,320	22,304	(9)	-	(11,833)	46,623	22,084	34,191
Change in unrealized gain (loss) on investments	226,008	(122,206)	(335)	-	181,179	(212,132)	194,986	(230,275)
Reinvested capital gains	100,942	151,681	28	-	-	126,627	61,140	129,946

Net increase (decrease) in contract owners’ equity resulting from operations	381,883	60,988	(121)	-	206,525	(17,267)	278,210	(66,138)

Equity transactions:
Purchase payments received from contract owners (notes 2a and 6)	741,701	471,669	4,846	-	259,861	374,075	242,178	293,130
Transfers between funds	452,403	1,212,357	3,103	-	199,691	220,943	22,996	111,250
Surrenders (note 6)	(120,311)	(10,878)	-	-	(6,955)	(9,696)	(3,717)	(1,369)
Death benefits (note 4)	-	-	-	-	(12,382)	-	(13,514)	-
Net policy repayments (loans) (note 5)	(28,428)	(20,669)	-	-	(22,835)	5,571	(13,716)	2,613
Deductions for surrender charges (note 2d)	(7,401)	(10,602)	-	-	(2,337)	(393)	(2,134)	(416)
Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(293,922)	(155,259)	(397)	-	(94,868)	(70,533)	(81,719)	(60,004)
Asset charges (note 3)	(15,697)	(7,596)	(3)	-	(4,972)	(3,651)	(4,139)	(3,068)
Adjustments to maintain reserves	11	130	(3)	-	(5)	(6)	(1)	(10)

Net equity transactions	728,356	1,479,152	7,546	-	315,198	516,310	146,234	342,126

Net change in contract owners’ equity	1,110,239	1,540,140	7,425	-	521,723	499,043	424,444	275,988
Contract owners’ equity beginning of period	2,527,537	987,397	-	-	1,560,048	1,061,005	1,187,900	911,912

Contract owners’ equity end of period	$3,637,776	2,527,537	7,425	-	2,081,771	1,560,048	1,612,344	1,187,900

CHANGES IN UNITS:
Beginning units	162,354	66,371	-	-	109,452	73,950	68,853	49,378
Units purchased	73,747	108,723	778	-	38,863	45,352	18,226	24,842
Units redeemed	(30,859)	(12,740)	(40)	-	(15,100)	(9,850)	(9,882)	(5,367)

Ending units	205,242	162,354	738	-	133,215	109,452	77,197	68,853

	MFBIE		MFTCG		MV2IGI		MVIVIC
	2016	2015	2016	2015	2016	2015	2016	2015
Investment activity:
Net investment income (loss)	$16,080	22,733	-	322	53	45	103,384	103,905
Realized gain (loss) on investments	17,008	21,331	15,959	64,663	(37)	(13)	22,392	135,787
Change in unrealized gain (loss) on investments	(25,484)	(121,039)	(155,988)	(254,397)	(511)	(681)	(30,405)	33,276
Reinvested capital gains	-	-	108,651	273,306	1,019	525	174,546	53,190

Net increase (decrease) in contract owners’ equity resulting from operations	7,604	(76,975)	(31,378)	83,894	524	(124)	269,917	326,158

Equity transactions:
Purchase payments received from contract owners (notes 2a and 6)	144,714	265,009	262,085	406,595	-	-	1,697,137	1,483,347
Transfers between funds	(3,641)	394,790	61,378	253,659	-	9,270	883,441	205,315
Surrenders (note 6)	(2,230)	(4,442)	(3,752)	(2,507)	-	-	(37,835)	(19,706)
Death benefits (note 4)	-	-	(12,175)	-	-	-	(1,268)	-
Net policy repayments (loans) (note 5)	(13,368)	3,449	(24,503)	(3,766)	-	-	(39,642)	(26,249)
Deductions for surrender charges (note 2d)	(1,848)	(251)	(2,319)	(558)	-	-	(6,943)	(9,358)
Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(61,694)	(49,809)	(94,293)	(70,825)	(378)	(365)	(412,171)	(321,692)
Asset charges (note 3)	(3,792)	(3,048)	(4,907)	(3,677)	(21)	(27)	(25,569)	(20,629)
Adjustments to maintain reserves	(3)	(1)	(12)	7	(1)	1	(5)	5

Net equity transactions	58,138	605,697	181,502	578,928	(400)	8,879	2,057,145	1,291,033

Net change in contract owners’ equity	65,742	528,722	150,124	662,822	124	8,755	2,327,062	1,617,191
Contract owners’ equity beginning of period	1,288,958	760,236	1,776,658	1,113,836	8,755	-	6,402,734	4,785,543

Contract owners’ equity end of period	$1,354,700	1,288,958	1,926,782	1,776,658	8,879	8,755	8,729,796	6,402,734

CHANGES IN UNITS:
Beginning units	145,339	82,343	100,368	67,771	888	-	433,708	345,728
Units purchased	30,094	71,102	24,852	41,572	-	927	176,464	162,410
Units redeemed	(22,602)	(8,106)	(13,783)	(8,975)	(39)	(39)	(41,852)	(74,430)

Ending units	152,831	145,339	111,437	100,368	849	888	568,320	433,708

	MNDIC		MVFIC		MVIVSC		MSVFI
	2016	2015	2016	2015	2016	2015	2016	2015
Investment activity:
Net investment income (loss)	$-	-	204,878	177,618	1,103	1,763	2,523	4,279
Realized gain (loss) on investments	(66,996)	(23,561)	209,204	385,239	2,498	3,201	465	1,189
Change in unrealized gain (loss) on investments	138,256	(29,057)	80,304	(1,087,177)	(2,289)	271	4,694	(6,085)
Reinvested capital gains	54,827	28,391	791,367	445,747	2,230	1,009	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	126,087	(24,227)	1,285,753	(78,573)	3,542	6,244	7,682	(617)

Equity transactions:
Purchase payments received from contract owners (notes 2a and 6)	195,452	190,311	1,258,368	1,315,471	2,057	2,074	26,372	28,800
Transfers between funds	94,753	121,716	907,384	908,044	(1,438)	(656)	(20,750)	(51,528)
Surrenders (note 6)	(16,887)	(8,330)	(447,218)	(522,827)	-	(1,275)	(641)	(2,400)
Death benefits (note 4)	(1,629)	-	-	(13,229)	-	-	(16,740)	-
Net policy repayments (loans) (note 5)	(13,301)	(7,670)	33,394	(70,294)	(28)	(364)	1,166	(3,094)
Deductions for surrender charges (note 2d)	(1,827)	(2,474)	(17,566)	(12,237)	-	(91)	(90)	(658)
Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(69,702)	(59,221)	(435,496)	(353,705)	(5,890)	(6,403)	(7,836)	(8,056)
Asset charges (note 3)	(2,802)	(1,447)	(25,324)	(20,274)	(303)	(324)	(499)	(502)
Adjustments to maintain reserves	(1)	5	27	(3)	5	(1)	7	8

Net equity transactions	184,056	232,890	1,273,569	1,230,946	(5,597)	(7,040)	(19,011)	(37,430)

Net change in contract owners’ equity	310,143	208,663	2,559,322	1,152,373	(2,055)	(796)	(11,329)	(38,047)
Contract owners’ equity beginning of period	949,107	740,444	8,346,157	7,193,784	98,146	98,942	126,626	164,673

Contract owners’ equity end of period	$1,259,250	949,107	10,905,479	8,346,157	96,091	98,146	115,297	126,626

CHANGES IN UNITS:
Beginning units	71,308	54,582	373,926	319,923	5,792	6,208	8,541	11,035
Units purchased	33,701	24,180	94,544	85,890	116	121	1,784	1,948
Units redeemed	(18,252)	(7,454)	(40,217)	(31,887)	(447)	(537)	(2,996)	(4,442)

Ending units	86,757	71,308	428,253	373,926	5,461	5,792	7,329	8,541

	IDPGI		IDPG		NCPGI		NCPG
	2016	2015	2016	2015	2016	2015	2016	2015
Investment activity:
Net investment income (loss)	$11,319	9,685	28,213	14,412	30,292	9,218	49,834	22,051
Realized gain (loss) on investments	(8,710)	(183)	(3,212)	(1,207)	(2,631)	(1,632)	(6,676)	(1,984)
Change in unrealized gain (loss) on investments	30,034	(26,788)	47,219	(55,988)	35,596	(24,844)	72,343	(74,756)
Reinvested capital gains	-	-	-	-	2,360	-	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	32,643	(17,286)	72,220	(42,783)	65,617	(17,258)	115,501	(54,689)

Equity transactions:
Purchase payments received from contract owners (notes 2a and 6)	137,494	213,993	777,507	513,438	334,150	590,045	354,482	1,105,266
Transfers between funds	(89,847)	93,391	11,331	160,450	361,111	78,314	57,832	106,826
Surrenders (note 6)	(92)	(132)	-	-	(1,316)	-	-	-
Death benefits (note 4)	-	-	-	-	-	-	-	-
Net policy repayments (loans) (note 5)	-	-	(5,567)	-	(24)	(2,555)	-	-
Deductions for surrender charges (note 2d)	-	-	-	-	(1,253)	-	-	-
Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(67,410)	(29,829)	(100,539)	(54,699)	(114,021)	(48,771)	(124,829)	(64,307)
Asset charges (note 3)	(2,595)	(1,707)	(5,605)	(3,533)	(6,885)	(1,461)	(8,856)	(4,581)
Adjustments to maintain reserves	2	(2)	5	(4)	-	(3)	4	3

Net equity transactions	(22,448)	275,714	677,132	615,652	571,762	615,569	278,633	1,143,207

Net change in contract owners’ equity	10,195	258,428	749,352	572,869	637,379	598,311	394,134	1,088,518
Contract owners’ equity beginning of period	556,037	297,609	765,918	193,049	667,014	68,703	1,687,602	599,084

Contract owners’ equity end of period	$566,232	556,037	1,515,270	765,918	1,304,393	667,014	2,081,736	1,687,602

CHANGES IN UNITS:
Beginning units	56,277	29,188	78,407	19,029	68,405	6,762	175,464	59,412
Units purchased	25,538	29,282	78,507	65,012	70,565	61,856	41,540	120,835
Units redeemed	(27,719)	(2,193)	(12,251)	(5,634)	(12,465)	(213)	(13,580)	(4,783)

Ending units	54,096	56,277	144,663	78,407	126,505	68,405	203,424	175,464

	NVBX		NVIX		NVAMV1		GVAAA2
	2016	2015	2016	2015	2016	2015	2016	2015
Investment activity:
Net investment income (loss)	$21,265	2,533	30,837	16,845	107,644	64,818	328,356	181,750
Realized gain (loss) on investments	(1,146)	(305)	(6,215)	(5,847)	(49,260)	60,114	208,214	245,985
Change in unrealized gain (loss) on investments	(18,535)	(3,663)	(5,519)	(45,283)	182,927	(560,427)	(134,459)	(862,021)
Reinvested capital gains	1,833	1,219	-	-	433,272	317,939	1,040,017	564,033

Net increase (decrease) in contract owners’ equity resulting from operations	3,417	(216)	19,103	(34,285)	674,583	(117,556)	1,442,128	129,747

Equity transactions:
Purchase payments received from contract owners (notes 2a and 6)	148,519	68,983	368,208	234,490	860,286	394,442	5,435,090	2,692,079
Transfers between funds	734,523	(21,301)	108,816	432,380	1,182,459	323,023	153,170	914,276
Surrenders (note 6)	(2,661)	-	(16,310)	(16)	(99,728)	(63,263)	(78,781)	(22,305)
Death benefits (note 4)	-	-	-	-	(38,995)	-	-	-
Net policy repayments (loans) (note 5)	-	-	(1,953)	(11)	2,765	(37,617)	(20,422)	(167,972)
Deductions for surrender charges (note 2d)	(571)	-	(28,685)	(5)	(4,641)	(9,971)	(23,180)	(23,403)
Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(41,282)	(9,629)	(52,092)	(29,905)	(193,890)	(137,076)	(1,499,130)	(1,194,788)
Asset charges (note 3)	(3,858)	(262)	(3,828)	(1,669)	(10,509)	(8,810)	(93,525)	(69,109)
Adjustments to maintain reserves	(2)	-	1	4	(75)	5,165	(1)	38

Net equity transactions	834,668	37,791	374,157	635,268	1,697,672	465,893	3,873,221	2,128,816

Net change in contract owners’ equity	838,085	37,575	393,260	600,983	2,372,255	348,337	5,315,349	2,258,563
Contract owners’ equity beginning of period	129,172	91,597	763,142	162,159	2,683,929	2,335,592	13,822,773	11,564,210

Contract owners’ equity end of period	$967,257	129,172	1,156,402	763,142	5,056,184	2,683,929	19,138,122	13,822,773

CHANGES IN UNITS:
Beginning units	12,550	8,912	83,763	17,628	114,223	95,149	832,357	703,208
Units purchased	89,212	8,089	55,554	65,374	81,566	33,299	331,446	218,928
Units redeemed	(9,864)	(4,451)	(13,550)	761	(17,123)	(14,225)	(106,523)	(89,779)

Ending units	91,898	12,550	125,767	83,763	178,666	114,223	1,057,280	832,357

	GVABD2		GVAGG2		GVAGR2		GVAGI2
	2016	2015	2016	2015	2016	2015	2016	2015
Investment activity:
Net investment income (loss)	$18,338	9,229	57,211	21,388	10,563	33,198	23,742	17,097
Realized gain (loss) on investments	2,997	2,818	139,762	174,290	189,836	634,641	62,025	141,406
Change in unrealized gain (loss) on investments	(5,894)	(13,954)	(526,379)	(306,780)	(786,070)	(495,506)	(140,073)	(279,830)
Reinvested capital gains	2,532	283	365,267	296,866	985,529	122,139	282,436	138,017

Net increase (decrease) in contract owners’ equity resulting from operations	17,973	(1,624)	35,861	185,764	399,858	294,472	228,130	16,690

Equity transactions:
Purchase payments received from contract owners (notes 2a and 6)	71,132	85,731	877,773	652,044	389,800	480,633	255,301	251,096
Transfers between funds	14,598	(35,766)	(109,706)	184,651	(169,602)	(1,111,287)	174,631	(94,273)
Surrenders (note 6)	(24,096)	(12,448)	(119,945)	(33,081)	(299,829)	(15,826)	(115,155)	(115,605)
Death benefits (note 4)	-	-	-	-	(16,081)	(55,400)	-	-
Net policy repayments (loans) (note 5)	4,979	(624)	3,317	(29,935)	(73,877)	(69,891)	1,213	(14,329)
Deductions for surrender charges (note 2d)	(1,110)	(1,537)	(8,762)	(71,672)	(13,419)	(9,700)	(1,244)	(5,948)
Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(43,916)	(44,488)	(251,216)	(231,653)	(241,257)	(273,323)	(139,183)	(137,727)
Asset charges (note 3)	(1,987)	(2,008)	(12,877)	(10,801)	(11,839)	(12,889)	(5,763)	(5,314)
Adjustments to maintain reserves	(4)	(1)	(4)	(14)	2	(2)	9	(10)

Net equity transactions	19,596	(11,141)	378,580	459,539	(436,102)	(1,067,685)	169,809	(122,110)

Net change in contract owners’ equity	37,569	(12,765)	414,441	645,303	(36,244)	(773,213)	397,939	(105,420)
Contract owners’ equity beginning of period	668,921	681,686	3,447,687	2,802,384	4,787,684	5,560,897	1,870,796	1,976,216

Contract owners’ equity end of period	$706,490	668,921	3,862,128	3,447,687	4,751,440	4,787,684	2,268,735	1,870,796

CHANGES IN UNITS:
Beginning units	50,805	51,655	186,042	161,115	270,453	334,321	124,161	132,583
Units purchased	8,043	7,072	66,300	44,138	25,594	33,270	23,159	19,954
Units redeemed	(6,575)	(7,922)	(44,325)	(19,211)	(49,946)	(97,138)	(11,776)	(28,376)

Ending units	52,273	50,805	208,017	186,042	246,101	270,453	135,544	124,161

	HIBF		GEM		GIG		NVIE6
	2016	2015	2016	2015	2016	2015	2016	2015
Investment activity:
Net investment income (loss)	$187,076	171,297	73,362	64,045	18,563	4,737	2,714	480
Realized gain (loss) on investments	(75,614)	(34,818)	(93,067)	(108,716)	(22,510)	563	1,995	6,189
Change in unrealized gain (loss) on investments	343,125	(238,924)	695,836	(1,219,516)	12,577	(75,732)	(4,564)	(18,467)
Reinvested capital gains	-	29,920	-	-	-	33,648	-	6,708

Net increase (decrease) in contract owners’ equity resulting from operations	454,587	(72,525)	676,131	(1,264,187)	8,630	(36,784)	145	(5,090)

Equity transactions:
Purchase payments received from contract owners (notes 2a and 6)	306,731	328,160	2,366,022	2,155,554	65,086	251,048	-	-
Transfers between funds	2,443	(110,989)	95,860	81,033	(96,146)	132,880	(3,347)	(3,452)
Surrenders (note 6)	(126,754)	(197,889)	(106,901)	(55,746)	(39,047)	(7,422)	(4,366)	(1,346)
Death benefits (note 4)	(16,063)	-	(4,509)	(8,911)	-	-	-	-
Net policy repayments (loans) (note 5)	6,653	(32,303)	(84,854)	(52,555)	28,802	(23,095)	(3,652)	(11,826)
Deductions for surrender charges (note 2d)	(4,905)	(21,808)	(47,100)	(63,675)	(1,872)	(4,623)	(220)	(493)
Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(160,394)	(155,635)	(605,317)	(553,185)	(34,443)	(36,574)	(8,637)	(9,873)
Asset charges (note 3)	(10,898)	(11,359)	(13,621)	(14,585)	(2,217)	(2,434)	(366)	(511)
Adjustments to maintain reserves	7	2	(8)	4	3	(9)	1	7

Net equity transactions	(3,180)	(201,821)	1,599,572	1,487,934	(79,834)	309,771	(20,587)	(27,494)

Net change in contract owners’ equity	451,407	(274,346)	2,275,703	223,747	(71,204)	272,987	(20,442)	(32,584)
Contract owners’ equity beginning of period	3,015,881	3,290,227	6,921,972	6,698,225	867,957	594,970	160,076	192,660

Contract owners’ equity end of period	$3,467,288	3,015,881	9,197,675	6,921,972	796,753	867,957	139,634	160,076

CHANGES IN UNITS:
Beginning units	169,848	180,468	845,611	687,395	91,636	60,895	16,960	19,755
Units purchased	27,424	40,994	362,170	292,862	12,034	42,355	-	-
Units redeemed	(26,216)	(51,614)	(164,650)	(134,646)	(20,276)	(11,614)	(2,259)	(2,795)

Ending units	171,056	169,848	1,043,131	845,611	83,394	91,636	14,701	16,960

	NVNMO1		NVNSR2		NVCRA1		NVCRB1
	2016	2015	2016	2015	2016	2015	2016	2015
Investment activity:
Net investment income (loss)	$5,318	5,136	9,299	10,871	274,089	249,440	194,960	158,145
Realized gain (loss) on investments	(1,066)	15,985	(8,351)	188,950	62,621	237,559	30,819	162,902
Change in unrealized gain (loss) on investments	48,981	(83,468)	(28,596)	(437,680)	(309,614)	(1,374,256)	(138,471)	(610,958)
Reinvested capital gains	31,691	56,629	125,320	238,996	898,681	696,447	324,268	208,385

Net increase (decrease) in contract owners’ equity resulting from operations	84,924	(5,718)	97,672	1,137	925,777	(190,810)	411,576	(81,526)

Equity transactions:
Purchase payments received from contract owners (notes 2a and 6)	30,185	37,403	163,165	138,822	3,269,290	3,306,214	1,812,921	1,416,214
Transfers between funds	285	(42,861)	(175,368)	(13,723)	116,864	(257,663)	301,909	29,770
Surrenders (note 6)	(66)	(18,724)	(17,001)	(381,661)	(301,256)	(488,321)	(71,470)	(628,814)
Death benefits (note 4)	-	-	-	(3,243)	(7,007)	-	(37,319)	(2,029)
Net policy repayments (loans) (note 5)	(6,371)	(24,069)	72,611	(60,590)	(68,063)	(101,766)	(18,722)	14,739
Deductions for surrender charges (note 2d)	-	(11,666)	(2,772)	(4,924)	(23,466)	(20,949)	(67,199)	(55,171)
Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(27,822)	(30,976)	(73,736)	(77,637)	(998,472)	(813,284)	(609,092)	(563,110)
Asset charges (note 3)	(1,349)	(1,419)	(4,237)	(4,919)	(45,253)	(33,215)	(37,252)	(33,108)
Adjustments to maintain reserves	2	5	43	6	(4)	5	(5)	-

Net equity transactions	(5,136)	(92,307)	(37,295)	(407,869)	1,942,633	1,591,021	1,273,771	178,491

Net change in contract owners’ equity	79,788	(98,025)	60,377	(406,732)	2,868,410	1,400,211	1,685,347	96,965
Contract owners’ equity beginning of period	627,516	725,541	1,378,725	1,785,457	9,196,953	7,796,742	5,725,985	5,629,020

Contract owners’ equity end of period	$707,304	627,516	1,439,102	1,378,725	12,065,363	9,196,953	7,411,332	5,725,985

CHANGES IN UNITS:
Beginning units	43,686	49,965	83,771	108,030	663,184	553,360	414,917	403,592
Units purchased	2,404	5,491	17,510	10,042	262,225	240,306	154,360	107,600
Units redeemed	(2,745)	(11,770)	(21,869)	(34,301)	(122,251)	(130,482)	(63,992)	(96,275)

Ending units	43,345	43,686	79,412	83,771	803,158	663,184	505,285	414,917

	NVCCA1		NVCCN1		NVCMD1		NVCMA1
	2016	2015	2016	2015	2016	2015	2016	2015
Investment activity:
Net investment income (loss)	$400,047	308,684	55,826	42,840	549,855	491,727	788,457	764,509
Realized gain (loss) on investments	61,646	103,142	(26,343)	16,558	70,301	202,881	(3,394)	228,644
Change in unrealized gain (loss) on investments	(489,479)	(1,192,796)	3,325	(129,144)	(606,531)	(1,811,749)	(978,317)	(3,727,847)
Reinvested capital gains	1,070,968	643,403	56,746	55,563	1,258,774	939,636	2,329,624	2,297,811

Net increase (decrease) in contract owners’ equity resulting from operations	1,043,182	(137,567)	89,554	(14,183)	1,272,399	(177,505)	2,136,370	(436,883)

Equity transactions:
Purchase payments received from contract owners (notes 2a and 6)	3,470,975	3,066,325	736,613	555,629	3,351,462	2,735,243	8,120,082	7,477,420
Transfers between funds	1,448,654	(281,299)	52,395	(58,854)	1,466,123	202,104	(611,693)	(649,594)
Surrenders (note 6)	(151,725)	(344,483)	(397,387)	(247,971)	(478,144)	(544,461)	(298,622)	(815,879)
Death benefits (note 4)	(18,350)	(7,727)	(19,145)	-	(224,400)	(12,583)	-	(21,834)
Net policy repayments (loans) (note 5)	(112,757)	(166,729)	(413)	5	2,099	(73,820)	(22,443)	12,281
Deductions for surrender charges (note 2d)	(52,617)	(47,071)	(6,633)	(7,943)	(34,659)	(37,773)	(116,328)	(118,629)
Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(942,686)	(781,271)	(241,601)	(215,396)	(1,208,561)	(1,112,421)	(2,423,097)	(2,211,003)
Asset charges (note 3)	(51,765)	(34,662)	(13,807)	(11,964)	(81,008)	(66,484)	(103,380)	(83,126)
Adjustments to maintain reserves	4	(1)	(1)	5	9	(3)	(9)	10

Net equity transactions	3,589,733	1,403,082	110,021	13,511	2,792,921	1,089,802	4,544,510	3,589,646

Net change in contract owners’ equity	4,632,915	1,265,515	199,575	(672)	4,065,320	912,297	6,680,880	3,152,763
Contract owners’ equity beginning of period	10,105,339	8,839,824	2,003,920	2,004,592	16,629,491	15,717,194	24,578,167	21,425,404

Contract owners’ equity end of period	$14,738,254	10,105,339	2,203,495	2,003,920	20,694,811	16,629,491	31,259,047	24,578,167

CHANGES IN UNITS:
Beginning units	720,719	623,239	153,734	152,786	1,193,350	1,116,884	1,765,490	1,517,067
Units purchased	367,673	160,605	61,266	49,192	359,469	193,298	651,877	531,833
Units redeemed	(108,928)	(63,125)	(53,720)	(48,244)	(162,542)	(116,832)	(332,274)	(283,410)

Ending units	979,464	720,719	161,280	153,734	1,390,277	1,193,350	2,085,093	1,765,490

	NVCMC1		NVCBD1		NVLCP1		TRF
	2016	2015	2016	2015	2016	2015	2016	2015
Investment activity:
Net investment income (loss)	$66,278	63,723	45,478	42,140	89,978	50,265	16,290	9,673
Realized gain (loss) on investments	(14,133)	48,029	(419)	12,060	(230)	(4,213)	42,125	62,166
Change in unrealized gain (loss) on investments	(40,265)	(230,843)	24,721	(69,640)	(4,215)	(80,920)	40,229	(64,692)
Reinvested capital gains	91,956	95,329	2,496	6,790	11,234	20,001	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	103,836	(23,762)	72,276	(8,650)	96,767	(14,867)	98,644	7,147

Equity transactions:
Purchase payments received from contract owners (notes 2a and 6)	578,853	374,079	141,432	147,079	470,281	606,913	442,656	88,025
Transfers between funds	(321,628)	(16,907)	2,493	(36,308)	(171,589)	920,964	25,566	2,649
Surrenders (note 6)	(56)	(254,290)	(5,513)	(172,581)	(2,382)	(67,838)	(18,968)	(25,002)
Death benefits (note 4)	-	-	(1,254)	(3,128)	-	-	-	(3,249)
Net policy repayments (loans) (note 5)	(1,854)	(894)	(3,440)	(16,061)	(48,604)	(49,838)	(7,621)	(43,494)
Deductions for surrender charges (note 2d)	(280)	(1,202)	(1,797)	(3,118)	(1,883)	(10,703)	(2,962)	(3,538)
Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(232,826)	(230,906)	(80,871)	(79,540)	(153,668)	(109,476)	(66,935)	(65,528)
Asset charges (note 3)	(13,113)	(14,941)	(3,077)	(3,477)	(8,919)	(8,330)	(4,516)	(4,082)
Adjustments to maintain reserves	(4)	(1)	3	3	2	1	60	7

Net equity transactions	9,092	(145,062)	47,976	(167,131)	83,238	1,281,693	367,280	(54,212)

Net change in contract owners’ equity	112,928	(168,824)	120,252	(175,781)	180,005	1,266,826	465,924	(47,065)
Contract owners’ equity beginning of period	2,420,843	2,589,667	1,366,006	1,541,787	2,763,662	1,496,836	777,489	824,554

Contract owners’ equity end of period	$2,533,771	2,420,843	1,486,258	1,366,006	2,943,667	2,763,662	1,243,413	777,489

CHANGES IN UNITS:
Beginning units	178,028	188,769	100,369	112,469	187,063	100,994	40,876	43,756
Units purchased	56,877	24,047	14,219	12,622	46,431	111,854	25,426	6,017
Units redeemed	(59,111)	(34,788)	(10,925)	(24,722)	(41,354)	(25,785)	(7,614)	(8,897)

Ending units	175,794	178,028	103,663	100,369	192,140	187,063	58,688	40,876

	GBF		GVIX2		GVIDA		NVDBL2
	2016	2015	2016	2015	2016	2015	2016	2015
Investment activity:
Net investment income (loss)	$43,393	31,165	49,580	42,984	43,513	39,175	13,720	12,993
Realized gain (loss) on investments	1,499	(23,541)	(34,127)	(81,445)	72,280	279,503	14,105	17,114
Change in unrealized gain (loss) on investments	(37,820)	(12,123)	3,897	53,716	(77,457)	(334,562)	526	(47,637)
Reinvested capital gains	-	-	-	-	199,834	-	16,953	17,198

Net increase (decrease) in contract owners’ equity resulting from operations	7,072	(4,499)	19,350	15,255	238,170	(15,884)	45,304	(332)

Equity transactions:
Purchase payments received from contract owners (notes 2a and 6)	528,126	450,663	365,903	508,329	92,477	99,546	9,537	4,959
Transfers between funds	111,289	123,739	57,313	(1,148,061)	(44,097)	(499,243)	(21,606)	(7,300)
Surrenders (note 6)	(4,872)	(44,349)	(54,516)	(131,552)	(59,989)	(133,232)	(6,952)	(19,809)
Death benefits (note 4)	(58,143)	(3,116)	-	-	-	-	-	-
Net policy repayments (loans) (note 5)	410	(5,047)	(69,078)	(35,277)	22,466	3,679	(5,679)	(5,147)
Deductions for surrender charges (note 2d)	(1,260)	(8,050)	(25,711)	(41,002)	(7,350)	(18,788)	(1,254)	(7,857)
Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(135,386)	(111,114)	(148,076)	(205,038)	(132,544)	(161,061)	(44,620)	(55,210)
Asset charges (note 3)	(8,826)	(6,722)	(2,287)	(2,532)	(12,022)	(13,778)	(4,178)	(4,603)
Adjustments to maintain reserves	10	2	(7)	6	(985)	6	(26)	6

Net equity transactions	431,348	396,006	123,541	(1,055,127)	(142,044)	(722,871)	(74,778)	(94,961)

Net change in contract owners’ equity	438,420	391,507	142,891	(1,039,872)	96,126	(738,755)	(29,474)	(95,293)
Contract owners’ equity beginning of period	1,731,730	1,340,223	1,863,862	2,903,734	2,644,473	3,383,228	758,521	853,814

Contract owners’ equity end of period	$2,170,150	1,731,730	2,006,753	1,863,862	2,740,599	2,644,473	729,047	758,521

CHANGES IN UNITS:
Beginning units	118,355	91,498	202,246	311,118	142,983	181,101	45,409	51,025
Units purchased	65,430	67,409	54,201	58,371	4,942	5,278	598	313
Units redeemed	(36,558)	(40,552)	(40,319)	(167,243)	(12,560)	(43,396)	(4,950)	(5,929)

Ending units	147,227	118,355	216,128	202,246	135,365	142,983	41,057	45,409

	NVDCA2		GVIDC		GVIDM		GVDMA
	2016	2015	2016	2015	2016	2015	2016	2015
Investment activity:
Net investment income (loss)	$28,384	33,971	16,805	15,256	89,528	94,197	160,426	158,302
Realized gain (loss) on investments	141,791	28,043	(712)	3,834	205,969	502,838	431,704	467,831
Change in unrealized gain (loss) on investments	(101,294)	(152,248)	2,269	(46,950)	(230,672)	(863,341)	(514,517)	(887,344)
Reinvested capital gains	61,654	79,731	17,517	31,112	262,357	281,738	669,135	203,789

Net increase (decrease) in contract owners’ equity resulting from operations	130,535	(10,503)	35,879	3,252	327,182	15,432	746,748	(57,422)

Equity transactions:
Purchase payments received from contract owners (notes 2a and 6)	3,141	3,141	3,129	5,699	77,333	303,356	346,069	473,249
Transfers between funds	(2,927)	(13,742)	(4)	(1)	(206,240)	(320,267)	(632,851)	(121,235)
Surrenders (note 6)	(1,931)	(14,606)	(21,416)	(62,891)	(338,757)	(1,511,378)	(1,041,641)	(664,071)
Death benefits (note 4)	(585,818)	-	-	-	(54,588)	-	-	(43,328)
Net policy repayments (loans) (note 5)	(6,451)	(1,018)	10,533	(1,614)	(327,003)	(363,766)	115,143	(121,459)
Deductions for surrender charges (note 2d)	(457)	(2,166)	(4,792)	(6,080)	(33,155)	(77,464)	(67,764)	(102,878)
Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(44,270)	(55,382)	(37,429)	(68,515)	(257,184)	(361,558)	(514,912)	(644,064)
Asset charges (note 3)	(8,077)	(10,197)	(5,186)	(5,717)	(22,084)	(27,684)	(31,467)	(38,690)
Adjustments to maintain reserves	8	8	(2)	(6)	9	(9)	4	(7)

Net equity transactions	(646,782)	(93,962)	(55,167)	(139,125)	(1,161,669)	(2,358,770)	(1,827,419)	(1,262,483)

Net change in contract owners’ equity	(516,247)	(104,465)	(19,288)	(135,873)	(834,487)	(2,343,338)	(1,080,671)	(1,319,905)
Contract owners’ equity beginning of period	2,117,598	2,222,063	865,497	1,001,370	5,625,098	7,968,436	10,311,049	11,630,954

Contract owners’ equity end of period	$1,601,351	2,117,598	846,209	865,497	4,790,611	5,625,098	9,230,378	10,311,049

CHANGES IN UNITS:
Beginning units	111,376	116,249	58,187	67,500	326,411	460,842	569,800	638,050
Units purchased	166	161	205	380	4,976	13,156	20,014	26,887
Units redeemed	(33,368)	(5,034)	(3,828)	(9,693)	(71,931)	(147,587)	(119,611)	(95,137)

Ending units	78,174	111,376	54,564	58,187	259,456	326,411	470,203	569,800

	GVDMC		MCIF		SAM		SAM5
	2016	2015	2016	2015	2016	2015	2016	2015
Investment activity:
Net investment income (loss)	$10,376	13,190	77,025	46,062	124	-	4,870	-
Realized gain (loss) on investments	14,205	26,622	(5,300)	420,545	-	-	-	-
Change in unrealized gain (loss) on investments	(15,788)	(90,740)	344,358	(892,180)	-	-	-	-
Reinvested capital gains	19,637	52,294	526,047	277,390	37	-	250	-

Net increase (decrease) in contract owners’ equity resulting from operations	28,430	1,366	942,130	(148,183)	161	-	5,120	-

Equity transactions:
Purchase payments received from contract owners (notes 2a and 6)	22,469	101,812	644,414	499,631	445,252	163,207	28,487,451	36,547,747
Transfers between funds	(54)	(67)	1,768,908	(897,674)	674,989	(156,390)	(26,284,831)	(17,744,739)
Surrenders (note 6)	(10,469)	(34,570)	(174,544)	(45,528)	(1,070,271)	(204,276)	(697,685)	(804,728)
Death benefits (note 4)	-	-	-	-	(121,772)	-	-	-
Net policy repayments (loans) (note 5)	(220,690)	(230,176)	(47,673)	(45,033)	16,043	178,855	(2,497,176)	(141,069)
Deductions for surrender charges (note 2d)	(179)	(2,204)	(10,636)	(11,522)	(14,607)	(14,656)	(13,338)	(63,304)
Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(46,300)	(49,627)	(234,411)	(232,989)	(165,273)	(198,794)	(1,662,675)	(1,558,484)
Asset charges (note 3)	(2,568)	(3,203)	(15,454)	(15,098)	(6,694)	(7,911)	(86,823)	(66,222)
Adjustments to maintain reserves	(11)	10	5	13	(39)	1	(233)	179

Net equity transactions	(257,802)	(218,025)	1,930,609	(748,200)	(242,372)	(239,964)	(2,755,310)	16,169,380

Net change in contract owners’ equity	(229,372)	(216,659)	2,872,739	(896,383)	(242,211)	(239,964)	(2,750,190)	16,169,380
Contract owners’ equity beginning of period	761,701	978,360	4,064,237	4,960,620	2,238,740	2,478,704	23,289,780	7,120,400

Contract owners’ equity end of period	$532,329	761,701	6,936,976	4,064,237	1,996,529	2,238,740	20,539,590	23,289,780

CHANGES IN UNITS:
Beginning units	46,837	60,141	167,843	199,670	194,977	215,876	2,328,978	712,040
Units purchased	1,856	6,300	90,823	51,123	77,410	31,650	2,887,079	3,781,687
Units redeemed	(17,726)	(19,604)	(20,505)	(82,950)	(98,518)	(52,549)	(3,162,731)	(2,164,749)

Ending units	30,967	46,837	238,161	167,843	173,869	194,977	2,053,326	2,328,978

	NVMIG1		GVDIVI		NVMLG1		NVMLV1
	2016	2015	2016	2015	2016	2015	2016	2015
Investment activity:
Net investment income (loss)	$24,536	11,538	36,943	16,868	24,077	12,944	32,109	17,616
Realized gain (loss) on investments	(19,472)	(15,859)	(23,504)	(58,900)	39,157	106,450	(15,433)	52,762
Change in unrealized gain (loss) on investments	(76,733)	(110,408)	56,232	(24,795)	(409,688)	(254,921)	69,767	(266,190)
Reinvested capital gains	36,964	95,279	-	-	406,896	222,647	164,321	148,827

Net increase (decrease) in contract owners’ equity resulting from operations	(34,705)	(19,450)	69,671	(66,827)	60,442	87,120	250,764	(46,985)

Equity transactions:
Purchase payments received from contract owners (notes 2a and 6)	269,007	314,635	339,409	232,753	383,587	447,863	347,872	404,951
Transfers between funds	19,924	43,430	27,816	(279,676)	36,546	(4,154)	288,414	(91,113)
Surrenders (note 6)	(43,839)	(33,446)	(41,635)	(4,482)	(104,770)	(43,680)	(48,073)	(14,749)
Death benefits (note 4)	-	(2,385)	-	-	(17,655)	(1,221)	-	-
Net policy repayments (loans) (note 5)	6,666	(30,336)	594	(11,008)	(9,152)	(53,410)	(2,529)	(14,945)
Deductions for surrender charges (note 2d)	(5,950)	(3,207)	(1,318)	(1,402)	(24,075)	(6,812)	(19,359)	(8,662)
Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(104,120)	(103,683)	(94,059)	(61,227)	(192,587)	(192,118)	(205,562)	(108,201)
Asset charges (note 3)	(5,505)	(5,988)	(3,506)	(3,490)	(8,273)	(8,290)	(6,776)	(5,479)
Adjustments to maintain reserves	(1)	(16)	(3)	2	37	(41)	(12)	5

Net equity transactions	136,182	179,004	227,298	(128,530)	63,658	138,137	353,975	161,807

Net change in contract owners’ equity	101,477	159,554	296,969	(195,357)	124,100	225,257	604,739	114,822
Contract owners’ equity beginning of period	1,552,039	1,392,485	1,026,556	1,221,913	2,721,795	2,496,538	1,363,034	1,248,212

Contract owners’ equity end of period	$1,653,516	1,552,039	1,323,525	1,026,556	2,845,895	2,721,795	1,967,773	1,363,034

CHANGES IN UNITS:
Beginning units	159,225	142,155	118,791	134,160	164,069	155,659	92,428	81,975
Units purchased	31,763	26,717	47,373	19,934	28,725	28,730	43,598	18,676
Units redeemed	(17,675)	(9,647)	(20,614)	(35,303)	(24,920)	(20,320)	(21,341)	(8,223)

Ending units	173,313	159,225	145,550	118,791	167,874	164,069	114,685	92,428

	NVMMG1		NVMMV1		NVMMV2		SCGF
	2016	2015	2016	2015	2016	2015	2016	2015
Investment activity:
Net investment income (loss)	$-	-	65,455	18,854	5,897	7,203	-	-
Realized gain (loss) on investments	50,517	94,136	(52,037)	(22,618)	(85,166)	12,180	(154,043)	135,549
Change in unrealized gain (loss) on investments	(218,679)	(549,441)	193,011	(173,732)	100,840	(104,974)	(39,031)	(253,710)
Reinvested capital gains	373,601	397,586	271,445	127,778	37,382	66,949	303,015	141,913

Net increase (decrease) in contract owners’ equity resulting from operations	205,439	(57,719)	477,874	(49,718)	58,953	(18,642)	109,941	23,752

Equity transactions:
Purchase payments received from contract owners (notes 2a and 6)	523,024	390,458	939,740	373,499	44,568	48,315	391,372	205,446
Transfers between funds	(126,496)	744,070	2,645,177	592,162	(174,759)	(4,653)	(123,495)	(45,284)
Surrenders (note 6)	(51,751)	(36,817)	(157,471)	(3,855)	(13,206)	(25,594)	(9,731)	(21,636)
Death benefits (note 4)	(13,354)	(1,635)	-	-	-	(1,225)	-	-
Net policy repayments (loans) (note 5)	10,168	(24,331)	(17,763)	(12,956)	238	(10,416)	(6,906)	(1,110)
Deductions for surrender charges (note 2d)	(18,145)	(7,285)	(14,687)	(349)	(2,650)	(2,168)	(15,572)	(6,054)
Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(199,593)	(166,434)	(300,054)	(80,895)	(33,827)	(38,701)	(107,143)	(90,508)
Asset charges (note 3)	(9,548)	(9,149)	(8,448)	(2,110)	(1,883)	(2,444)	(3,545)	(4,205)
Adjustments to maintain reserves	30	(1)	4	2	46	(9)	(1)	(4)

Net equity transactions	114,335	888,876	3,086,498	865,498	(181,473)	(36,895)	124,979	36,645

Net change in contract owners’ equity	319,774	831,157	3,564,372	815,780	(122,520)	(55,537)	234,920	60,397
Contract owners’ equity beginning of period	2,995,787	2,164,630	1,468,684	652,904	575,312	630,849	1,172,651	1,112,254

Contract owners’ equity end of period	$3,315,561	2,995,787	5,033,056	1,468,684	452,792	575,312	1,407,571	1,172,651

CHANGES IN UNITS:
Beginning units	186,375	134,418	89,385	38,643	31,127	33,147	63,883	61,051
Units purchased	41,049	67,134	195,161	58,211	3,084	3,197	29,337	26,764
Units redeemed	(33,681)	(15,177)	(24,341)	(7,469)	(13,378)	(5,217)	(22,419)	(23,932)

Ending units	193,743	186,375	260,205	89,385	20,833	31,127	70,801	63,883

	SCVF		SCF		MSBF		NVSTB1
	2016	2015	2016	2015	2016	2015	2016	2015
Investment activity:
Net investment income (loss)	$19,012	9,463	5,952	6,352	35,245	19,961	6,264	4,153
Realized gain (loss) on investments	34,421	43,977	20,543	40,985	(129)	4,515	(1,767)	(1,091)
Change in unrealized gain (loss) on investments	274,317	(250,368)	62,427	(242,664)	56,718	(54,476)	2,735	(2,966)
Reinvested capital gains	247,055	122,431	262,439	165,010	-	-	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	574,805	(74,497)	351,361	(30,317)	91,834	(30,000)	7,232	96

Equity transactions:
Purchase payments received from contract owners (notes 2a and 6)	575,748	320,844	199,451	242,141	166,364	146,693	52,518	82,439
Transfers between funds	1,579,948	192,518	8,429	60,033	134,618	(32,503)	88,459	(154,846)
Surrenders (note 6)	(375,439)	(10,144)	(6,580)	(12,708)	(100,678)	(10,551)	(13,103)	(26,909)
Death benefits (note 4)	(1,647)	-	-	-	-	-	-	-
Net policy repayments (loans) (note 5)	71,866	(51,893)	(4,191)	(6,872)	(3,417)	(13,311)	(77)	(2,696)
Deductions for surrender charges (note 2d)	(21,182)	(3,671)	(2,606)	(30,998)	(15,936)	(2,656)	(1,306)	(169)
Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(225,150)	(79,951)	(104,891)	(105,243)	(69,754)	(62,204)	(21,879)	(17,482)
Asset charges (note 3)	(5,777)	(3,210)	(5,446)	(5,255)	(3,078)	(2,462)	(1,548)	(888)
Adjustments to maintain reserves	10	(10)	1	(14)	(4)	(4)	6	(3)

Net equity transactions	1,598,377	364,483	84,167	141,084	108,115	23,002	103,070	(120,554)

Net change in contract owners’ equity	2,173,182	289,986	435,528	110,767	199,949	(6,998)	110,302	(120,458)
Contract owners’ equity beginning of period	1,323,698	1,033,712	1,611,608	1,500,841	987,153	994,151	215,168	335,626

Contract owners’ equity end of period	$3,496,880	1,323,698	2,047,136	1,611,608	1,187,102	987,153	325,470	215,168

CHANGES IN UNITS:
Beginning units	64,145	47,076	76,956	70,495	65,448	64,007	20,912	32,592
Units purchased	100,906	23,536	10,280	13,489	21,441	9,665	23,847	6,609
Units redeemed	(30,490)	(6,467)	(7,653)	(7,028)	(14,448)	(8,224)	(13,972)	(18,289)

Ending units	134,561	64,145	79,583	76,956	72,441	65,448	30,787	20,912

	NVSTB2		NVOLG1		NVIDAP		NVDBLP
	2016	2015	2016	2015	2016	2015	2016	2015
Investment activity:
Net investment income (loss)	$1,041	1,098	65,219	38,922	200,517	126,176	105,348	71,224
Realized gain (loss) on investments	(366)	23	149,335	514,436	71,359	82,652	14,097	36,743
Change in unrealized gain (loss) on investments	854	(1,321)	(1,804,465)	(1,150,022)	(99,327)	(314,820)	59,196	(186,795)
Reinvested capital gains	-	-	1,909,884	869,890	793,575	-	108,622	74,337

Net increase (decrease) in contract owners’ equity resulting from operations	1,529	(200)	319,973	273,226	966,124	(105,992)	287,263	(4,491)

Equity transactions:
Purchase payments received from contract owners (notes 2a and 6)	35,684	1,102	840,553	689,910	3,411,315	2,798,543	1,682,179	1,376,255
Transfers between funds	(34,179)	(107)	2,339,735	(122,750)	628,495	307,768	(25,993)	121,990
Surrenders (note 6)	(3,359)	(1,289)	(131,705)	(104,878)	(165,209)	(16,011)	(59,359)	(31,089)
Death benefits (note 4)	-	-	(11,989)	(47,555)	-	-	-	-
Net policy repayments (loans) (note 5)	1,260	(1)	(44,581)	(104,953)	(9,585)	(12,149)	27,818	(78,947)
Deductions for surrender charges (note 2d)	(244)	(111)	(10,402)	(21,459)	(44,353)	(27,493)	(23,313)	(18,120)
Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(2,636)	(2,761)	(373,819)	(316,491)	(900,296)	(741,743)	(521,472)	(467,290)
Asset charges (note 3)	(178)	(177)	(23,682)	(21,614)	(45,473)	(32,827)	(24,353)	(19,248)
Adjustments to maintain reserves	12	(4)	336	(7)	347	23	27	18

Net equity transactions	(3,640)	(3,348)	2,584,446	(49,797)	2,875,241	2,276,111	1,055,534	883,569

Net change in contract owners’ equity	(2,111)	(3,548)	2,904,419	223,429	3,841,365	2,170,119	1,342,797	879,078
Contract owners’ equity beginning of period	64,795	68,343	6,034,478	5,811,049	8,210,097	6,039,978	3,820,416	2,941,338

Contract owners’ equity end of period	$62,684	64,795	8,938,897	6,034,478	12,051,462	8,210,097	5,163,213	3,820,416

CHANGES IN UNITS:
Beginning units	5,650	5,939	234,159	236,973	589,540	430,299	311,255	239,612
Units purchased	131	97	139,278	62,470	289,111	212,686	149,957	121,479
Units redeemed	(448)	(386)	(38,733)	(65,284)	(88,525)	(53,445)	(65,916)	(49,836)

Ending units	5,333	5,650	334,704	234,159	790,126	589,540	395,296	311,255

	NVDCAP		NVIDCP		NVIDMP		NVDMAP
	2016	2015	2016	2015	2016	2015	2016	2015
Investment activity:
Net investment income (loss)	$103,954	74,500	48,719	37,971	324,740	208,286	746,083	510,212
Realized gain (loss) on investments	50,205	24,802	(8,364)	(2,237)	94,159	625,766	254,232	250,191
Change in unrealized gain (loss) on investments	42,610	(260,231)	3,064	(90,690)	(325,313)	(1,268,093)	(662,005)	(1,602,117)
Reinvested capital gains	194,979	137,245	45,570	61,966	814,554	451,184	2,585,511	521,967

Net increase (decrease) in contract owners’ equity resulting from operations	391,748	(23,684)	88,989	7,010	908,140	17,143	2,923,821	(319,747)

Equity transactions:
Purchase payments received from contract owners (notes 2a and 6)	1,525,741	1,447,411	540,888	630,388	3,106,353	2,912,295	11,060,277	10,868,259
Transfers between funds	(118,626)	159,303	(11,099)	(138,369)	1,907,500	47,048	238,338	146,192
Surrenders (note 6)	(57,421)	(14,050)	(25,803)	(17,715)	(148,668)	(2,321,046)	(619,196)	(292,690)
Death benefits (note 4)	-	-	-	-	(26,484)	-	(35,982)	(11,483)
Net policy repayments (loans) (note 5)	(2,970)	(24,218)	(2,200)	(1,177)	(99,255)	(36,430)	3,776	(59,924)
Deductions for surrender charges (note 2d)	(25,943)	(3,209)	(1,851)	(4,491)	(52,557)	(314,216)	(249,064)	(120,149)
Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(453,056)	(392,630)	(257,717)	(211,287)	(1,001,128)	(959,286)	(2,938,579)	(2,550,498)
Asset charges (note 3)	(19,751)	(16,122)	(15,081)	(12,970)	(68,674)	(60,762)	(126,395)	(94,233)
Adjustments to maintain reserves	5	17	(3)	(4)	(7)	4	6	17

Net equity transactions	847,979	1,156,502	227,134	244,375	3,617,080	(732,393)	7,333,181	7,885,491

Net change in contract owners’ equity	1,239,727	1,132,818	316,123	251,385	4,525,220	(715,250)	10,257,002	7,565,744
Contract owners’ equity beginning of period	4,141,966	3,009,148	1,968,377	1,716,992	11,444,797	12,160,047	29,347,626	21,781,882

Contract owners’ equity end of period	$5,381,693	4,141,966	2,284,500	1,968,377	15,970,017	11,444,797	39,604,628	29,347,626

CHANGES IN UNITS:
Beginning units	317,253	229,581	175,450	153,730	900,350	955,139	2,194,792	1,619,407
Units purchased	129,951	116,034	49,656	51,487	420,880	237,251	940,458	696,573
Units redeemed	(65,341)	(28,362)	(29,959)	(29,767)	(150,147)	(292,040)	(408,888)	(121,188)

Ending units	381,863	317,253	195,147	175,450	1,171,083	900,350	2,726,362	2,194,792

	NVDMCP		NVTIV3		EIF		NVRE1
	2016	2015	2016	2015	2016	2015	2016	2015
Investment activity:
Net investment income (loss)	$32,515	19,989	17,513	15,592	47,038	26,466	228,259	242,777
Realized gain (loss) on investments	(12,003)	4,827	(13,161)	(3,483)	47,313	92,402	(196,037)	(141,525)
Change in unrealized gain (loss) on investments	(1,858)	(74,344)	(6,101)	(81,457)	205,547	(230,304)	(118,632)	(1,839,616)
Reinvested capital gains	54,495	49,540	12,138	38,275	-	-	799,789	1,290,603

Net increase (decrease) in contract owners’ equity resulting from operations	73,149	12	10,389	(31,073)	299,898	(111,436)	713,379	(447,761)

Equity transactions:
Purchase payments received from contract owners (notes 2a and 6)	455,619	342,390	127,302	121,997	252,742	177,079	2,843,942	2,600,169
Transfers between funds	147,706	(19,823)	33,850	(11,437)	(36,195)	52,423	471,857	(102,712)
Surrenders (note 6)	(16,908)	(10,196)	(32,670)	(17,255)	(32,229)	(32,248)	(240,115)	(387,977)
Death benefits (note 4)	-	-	-	(2,765)	-	(10,812)	-	(4,316)
Net policy repayments (loans) (note 5)	(1,445)	(431)	5,638	(6,045)	11,198	(4,339)	(70,606)	(94,430)
Deductions for surrender charges (note 2d)	(9,273)	(6,167)	(3,308)	(2,236)	(4,238)	(7,434)	(92,544)	(61,362)
Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(157,666)	(136,821)	(67,179)	(74,560)	(88,112)	(89,349)	(796,187)	(663,040)
Asset charges (note 3)	(6,860)	(5,507)	(3,116)	(3,387)	(4,774)	(4,748)	(16,359)	(14,689)
Adjustments to maintain reserves	1	3	34	(44)	27	1	1,129	38

Net equity transactions	411,174	163,448	60,551	4,268	98,419	80,573	2,101,117	1,271,681

Net change in contract owners’ equity	484,323	163,460	70,940	(26,805)	398,317	(30,863)	2,814,496	823,920
Contract owners’ equity beginning of period	1,053,702	890,242	801,675	828,480	1,575,057	1,605,920	8,663,805	7,839,885

Contract owners’ equity end of period	$1,538,025	1,053,702	872,615	801,675	1,973,374	1,575,057	11,478,301	8,663,805

CHANGES IN UNITS:
Beginning units	88,141	74,587	52,105	51,746	86,860	82,984	581,175	497,732
Units purchased	49,955	24,887	11,989	10,403	14,974	15,421	229,634	191,123
Units redeemed	(16,534)	(11,333)	(8,004)	(10,044)	(9,520)	(11,545)	(93,535)	(107,680)

Ending units	121,562	88,141	56,090	52,105	92,314	86,860	717,274	581,175

	NVLCAP		NVLMP		NVSIX2		GVEX1
	2016	2015	2016	2015	2016	2015	2016	2015
Investment activity:
Net investment income (loss)	$3,811	3,529	11,658	13,979	52,906	27,121	386,933	195,950
Realized gain (loss) on investments	(1,155)	11	(7,411)	(2,628)	(28,324)	(347)	232,121	177,743
Change in unrealized gain (loss) on investments	13,565	(18,280)	52,586	(32,276)	243,189	(317,047)	1,105,995	(500,208)
Reinvested capital gains	2,150	6,753	10,529	8,651	560,434	161,192	319,424	120,266

Net increase (decrease) in contract owners’ equity resulting from operations	18,371	(7,987)	67,362	(12,274)	828,205	(129,081)	2,044,473	(6,249)

Equity transactions:
Purchase payments received from contract owners (notes 2a and 6)	109,833	18,571	129,440	107,961	1,338,225	1,056,437	5,985,590	3,994,746
Transfers between funds	(995)	100,571	14,078	124,778	1,285,142	614,730	4,066,959	2,791,693
Surrenders (note 6)	-	(1)	-	-	(65,664)	(5,206)	(99,585)	(107,517)
Death benefits (note 4)	-	-	-	-	-	(2,362)	(1,944)	(3,772)
Net policy repayments (loans) (note 5)	-	-	1,835	(123)	(4,637)	(10,118)	(48,577)	(5,795)
Deductions for surrender charges (note 2d)	-	(115)	-	(1,320)	(23,725)	(6,278)	(56,915)	(31,807)
Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(14,556)	(7,487)	(95,699)	(72,324)	(283,357)	(185,193)	(1,126,297)	(647,080)
Asset charges (note 3)	(211)	(49)	(3,714)	(3,446)	(7,376)	(3,460)	(42,062)	(19,131)
Adjustments to maintain reserves	6	-	(4)	2	2	(3)	(5)	(6)

Net equity transactions	94,077	111,490	45,936	155,528	2,238,610	1,458,547	8,677,164	5,971,331

Net change in contract owners’ equity	112,448	103,503	113,298	143,254	3,066,815	1,329,466	10,721,637	5,965,082
Contract owners’ equity beginning of period	131,996	28,493	728,131	584,877	2,521,066	1,191,600	11,123,741	5,158,659

Contract owners’ equity end of period	$244,444	131,996	841,429	728,131	5,587,881	2,521,066	21,845,378	11,123,741

CHANGES IN UNITS:
Beginning units	11,510	2,410	64,488	50,922	199,927	89,884	819,523	384,476
Units purchased	9,191	9,744	13,087	20,092	205,643	120,012	729,577	493,309
Units redeemed	(1,591)	(644)	(9,183)	(6,526)	(38,950)	(9,969)	(107,798)	(58,262)

Ending units	19,110	11,510	68,392	64,488	366,620	199,927	1,441,302	819,523

	AMTB		AMMCGS		AMSRS		NOTB3
	2016	2015	2016	2015	2016	2015	2016	2015
Investment activity:
Net investment income (loss)	$6,833	7,330	-	-	922	785	19,948	8,048
Realized gain (loss) on investments	(587)	(2,265)	(4,041)	(3)	7,486	30,168	(1,910)	1,270
Change in unrealized gain (loss) on investments	351	(3,618)	1,399	(2,344)	(1,023)	(44,251)	92,249	(62,025)
Reinvested capital gains	-	-	1,106	-	4,733	12,416	-	16,078

Net increase (decrease) in contract owners’ equity resulting from operations	6,597	1,447	(1,536)	(2,347)	12,118	(882)	110,287	(36,629)

Equity transactions:
Purchase payments received from contract owners (notes 2a and 6)	73,682	114,158	3,088	595	7,950	7,896	174,763	285,587
Transfers between funds	35	(194,297)	(30,920)	55,742	(4,848)	(41,395)	688,169	56,769
Surrenders (note 6)	(3,675)	(10,421)	-	-	(2,023)	(3,813)	-	(64,683)
Death benefits (note 4)	-	(2,725)	-	-	-	-	-	-
Net policy repayments (loans) (note 5)	(90)	(8,447)	34	(13)	(203)	(1,415)	(381)	(399)
Deductions for surrender charges (note 2d)	(237)	(753)	-	-	(666)	(325)	(853)	(10,227)
Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(32,036)	(30,008)	(1,333)	(256)	(11,608)	(12,726)	(92,093)	(62,886)
Asset charges (note 3)	(1,889)	(1,937)	(69)	(21)	(502)	(687)	(8,194)	(3,458)
Adjustments to maintain reserves	6	(2)	3	1	(5)	13	2	(6)

Net equity transactions	35,796	(134,432)	(29,197)	56,048	(11,905)	(52,452)	761,413	200,697

Net change in contract owners’ equity	42,393	(132,985)	(30,733)	53,701	213	(53,334)	871,700	164,068
Contract owners’ equity beginning of period	537,479	670,464	53,701	-	133,483	186,817	693,845	529,777

Contract owners’ equity end of period	$579,872	537,479	22,968	53,701	133,696	133,483	1,565,545	693,845

CHANGES IN UNITS:
Beginning units	44,126	55,145	5,594	-	6,205	8,644	68,339	49,812
Units purchased	6,518	9,609	343	5,628	378	619	89,431	20,421
Units redeemed	(3,611)	(20,628)	(3,640)	(34)	(926)	(3,058)	(12,330)	(1,894)

Ending units	47,033	44,126	2,297	5,594	5,657	6,205	145,440	68,339

	NOTG3		NOTMG3		ALVSVA		ACVIP2
	2016	2015	2016	2015	2016	2015	2016	2015
Investment activity:
Net investment income (loss)	$30,415	17,482	25,722	6,004	21,398	23,342	9,065	11,622
Realized gain (loss) on investments	(15,252)	(2,806)	(4,422)	(1,706)	37,187	68,429	(15,486)	(17,842)
Change in unrealized gain (loss) on investments	85,289	(160,283)	120,501	(48,785)	566,993	(737,121)	24,214	(6,954)
Reinvested capital gains	-	5,843	-	10,435	201,040	474,444	3,766	-

Net increase (decrease) in contract owners’ equity resulting from operations	100,452	(139,764)	141,801	(34,052)	826,618	(170,906)	21,559	(13,174)

Equity transactions:
Purchase payments received from contract owners (notes 2a and 6)	715,561	554,166	169,009	141,518	769,890	647,504	24,129	8,383
Transfers between funds	19,063	520,862	1,089,308	(15,992)	90,956	(25,175)	(46,564)	(13,745)
Surrenders (note 6)	(15,824)	(450)	-	-	(92,521)	(129,120)	(16,358)	(59,207)
Death benefits (note 4)	-	-	-	-	-	-	-	-
Net policy repayments (loans) (note 5)	(2)	(2)	-	109	(55,689)	(15,162)	(1,817)	(10,512)
Deductions for surrender charges (note 2d)	(32,719)	-	(144)	-	(16,649)	(17,200)	(1,232)	(1,037)
Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(213,378)	(157,985)	(69,685)	(39,656)	(241,858)	(201,264)	(18,590)	(23,202)
Asset charges (note 3)	(12,298)	(7,904)	(9,263)	(3,320)	(10,094)	(8,908)	(2,052)	(2,263)
Adjustments to maintain reserves	4	151	11	(1)	(6)	(9)	(3)	(3)

Net equity transactions	460,407	908,838	1,179,236	82,658	444,029	250,666	(62,487)	(101,586)

Net change in contract owners’ equity	560,859	769,074	1,321,037	48,606	1,270,647	79,760	(40,928)	(114,760)
Contract owners’ equity beginning of period	1,502,005	732,931	484,331	435,725	3,080,727	3,000,967	504,545	619,305

Contract owners’ equity end of period	$2,062,864	1,502,005	1,805,368	484,331	4,351,374	3,080,727	463,617	504,545

CHANGES IN UNITS:
Beginning units	149,849	66,382	47,282	39,788	175,052	161,166	35,402	42,382
Units purchased	74,260	101,639	126,629	10,366	50,966	41,703	552	603
Units redeemed	(29,048)	(18,172)	(7,867)	(2,872)	(28,356)	(27,817)	(4,791)	(7,583)

Ending units	195,061	149,849	166,044	47,282	197,662	175,052	31,163	35,402

	ACVMV1		DVSCS		DCAP		FQB
	2016	2015	2016	2015	2016	2015	2016	2015
Investment activity:
Net investment income (loss)	$64,897	47,532	44,019	33,027	22,679	23,543	9,857	7,319
Realized gain (loss) on investments	77,100	145,785	146,215	165,506	4,072	57,149	(2,369)	(2,223)
Change in unrealized gain (loss) on investments	486,048	(369,889)	603,242	(612,343)	(119,573)	(178,018)	2,814	(5,778)
Reinvested capital gains	167,984	124,535	417,285	294,435	202,387	66,283	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	796,029	(52,037)	1,210,761	(119,375)	109,565	(31,043)	10,302	(682)

Equity transactions:
Purchase payments received from contract owners (notes 2a and 6)	242,919	296,432	503,886	574,054	180,397	162,354	115,008	72,064
Transfers between funds	667,263	494,355	9,293	159,264	(33,732)	(165,173)	9,613	(48,934)
Surrenders (note 6)	(146,414)	(184,883)	(102,272)	(45,938)	(13,814)	(25,777)	(4,516)	(2,564)
Death benefits (note 4)	-	(10,841)	-	(11,223)	-	-	-	-
Net policy repayments (loans) (note 5)	(29,666)	(16,975)	(52,752)	(45,948)	(71,559)	(34,773)	(640)	(286)
Deductions for surrender charges (note 2d)	(5,650)	(34,167)	(9,598)	(17,270)	(404)	(1,991)	(1,413)	(209)
Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(156,726)	(131,541)	(215,173)	(226,035)	(66,211)	(68,576)	(23,220)	(17,451)
Asset charges (note 3)	(9,483)	(7,776)	(12,026)	(12,462)	(2,401)	(2,091)	(641)	(551)
Adjustments to maintain reserves	11	(7)	12	(7)	2	1	1	15

Net equity transactions	562,254	404,597	121,370	374,435	(7,722)	(136,026)	94,192	2,084

Net change in contract owners’ equity	1,358,283	352,560	1,332,131	255,060	101,843	(167,069)	104,494	1,402
Contract owners’ equity beginning of period	3,191,525	2,838,965	4,778,006	4,522,946	1,286,124	1,453,193	184,964	183,562

Contract owners’ equity end of period	$4,549,808	3,191,525	6,110,137	4,778,006	1,387,967	1,286,124	289,458	184,964

CHANGES IN UNITS:
Beginning units	118,610	103,996	207,752	192,081	64,238	70,791	11,707	11,590
Units purchased	33,644	27,791	31,664	44,381	12,528	10,251	10,059	5,228
Units redeemed	(14,620)	(13,177)	(28,104)	(28,710)	(12,519)	(16,804)	(4,120)	(5,111)

Ending units	137,634	118,610	211,312	207,752	64,247	64,238	17,646	11,707

	FNRS2		FEIS		FF10S		FF20S
	2016	2015	2016	2015	2016	2015	2016	2015
Investment activity:
Net investment income (loss)	$36,911	69,515	131,656	162,361	23,460	21,546	37,494	51,631
Realized gain (loss) on investments	(168,210)	75,809	17,787	106,136	13,646	26,439	123,222	23,058
Change in unrealized gain (loss) on investments	2,405,535	(1,870,576)	463,291	(948,565)	9,737	(52,003)	(71,915)	(102,319)
Reinvested capital gains	-	202,309	343,555	462,842	32,016	3,601	90,934	12,410

Net increase (decrease) in contract owners’ equity resulting from operations	2,274,236	(1,522,943)	956,289	(217,226)	78,859	(417)	179,735	(15,220)

Equity transactions:
Purchase payments received from contract owners (notes 2a and 6)	1,767,909	2,097,170	824,688	984,730	103,702	107,886	452,436	442,372
Transfers between funds	(647,878)	(114,100)	284,931	(266,083)	352,215	(113,946)	(172,903)	225,443
Surrenders (note 6)	(72,961)	(50,691)	(300,055)	(137,894)	(3,038)	(2,344)	(44,223)	(23,351)
Death benefits (note 4)	(8,038)	(3,512)	-	-	-	-	-	-
Net policy repayments (loans) (note 5)	(79,351)	(96,018)	(15,469)	(48,814)	(602)	(1,909)	(429,953)	297
Deductions for surrender charges (note 2d)	(23,085)	(28,827)	(66,530)	(31,586)	(2,771)	(874)	(8,635)	(8,908)
Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(700,493)	(658,303)	(320,615)	(327,904)	(86,594)	(83,816)	(185,923)	(192,660)
Asset charges (note 3)	(25,942)	(24,694)	(19,238)	(16,634)	(7,620)	(6,736)	(18,431)	(17,528)
Adjustments to maintain reserves	(3)	(15)	-	13	(7)	16	-	(10)

Net equity transactions	210,158	1,121,010	387,712	155,828	355,285	(101,723)	(407,632)	425,655

Net change in contract owners’ equity	2,484,394	(401,933)	1,344,001	(61,398)	434,144	(102,140)	(227,897)	410,435
Contract owners’ equity beginning of period	6,221,595	6,623,528	4,998,944	5,060,342	1,228,939	1,331,079	2,849,675	2,439,240

Contract owners’ equity end of period	$8,705,989	6,221,595	6,342,945	4,998,944	1,663,083	1,228,939	2,621,778	2,849,675

CHANGES IN UNITS:
Beginning units	396,711	334,708	283,135	274,895	69,215	74,734	154,944	132,142
Units purchased	108,011	148,790	59,737	68,606	25,314	5,987	24,426	37,633
Units redeemed	(88,921)	(86,787)	(38,164)	(60,366)	(5,558)	(11,506)	(44,940)	(14,831)

Ending units	415,801	396,711	304,708	283,135	88,971	69,215	134,430	154,944

	FF30S		FGS		FIGBS		FMCS
	2016	2015	2016	2015	2016	2015	2016	2015
Investment activity:
Net investment income (loss)	$89,308	99,802	-	13,066	115,257	106,946	37,391	32,206
Realized gain (loss) on investments	42,437	185,490	520,362	267,840	(1,670)	(20,142)	(44,741)	102,711
Change in unrealized gain (loss) on investments	46,283	(348,595)	(1,275,432)	(13,983)	78,258	(120,254)	576,634	(1,155,298)
Reinvested capital gains	231,194	31,924	847,768	177,840	2,072	3,224	467,554	901,627

Net increase (decrease) in contract owners’ equity resulting from operations	409,222	(31,379)	92,698	444,763	193,917	(30,226)	1,036,838	(118,754)

Equity transactions:
Purchase payments received from contract owners (notes 2a and 6)	868,992	985,361	2,042,989	2,349,114	585,054	666,106	1,577,200	1,497,094
Transfers between funds	69,706	10,836	(172,017)	1,104,128	313,003	(92,305)	(168,539)	(540,690)
Surrenders (note 6)	(51,746)	(539,730)	(580,615)	(22,496)	(83,996)	(129,255)	(163,658)	(92,801)
Death benefits (note 4)	-	-	-	(11,092)	-	(4,691)	(10,444)	-
Net policy repayments (loans) (note 5)	(28,635)	15,753	(1,659)	(43,618)	(6,064)	(28,531)	4,105	(77,174)
Deductions for surrender charges (note 2d)	(10,081)	(32,912)	(26,439)	(6,210)	(14,571)	(28,010)	(15,086)	(24,577)
Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(424,111)	(463,178)	(536,016)	(437,812)	(236,928)	(227,637)	(586,379)	(572,683)
Asset charges (note 3)	(32,888)	(33,304)	(23,532)	(18,934)	(12,016)	(11,246)	(34,744)	(32,575)
Adjustments to maintain reserves	(10)	-	(4)	(3)	23	(2)	2	(2)

Net equity transactions	391,227	(57,174)	702,707	2,913,077	544,505	144,429	602,457	156,592

Net change in contract owners’ equity	800,449	(88,553)	795,405	3,357,840	738,422	114,203	1,639,295	37,838
Contract owners’ equity beginning of period	5,866,641	5,955,194	8,902,043	5,544,203	4,224,214	4,110,011	7,630,109	7,592,271

Contract owners’ equity end of period	$6,667,090	5,866,641	9,697,448	8,902,043	4,962,636	4,224,214	9,269,404	7,630,109

CHANGES IN UNITS:
Beginning units	305,546	309,117	391,292	260,884	271,116	261,925	306,191	300,104
Units purchased	51,715	54,024	103,103	153,929	58,995	55,030	90,691	59,947
Units redeemed	(31,280)	(57,595)	(71,161)	(23,521)	(25,690)	(45,839)	(65,095)	(53,860)

Ending units	325,981	305,546	423,234	391,292	304,421	271,116	331,787	306,191

	FOS		FVSS		GVGMNS		OVGS
	2016	2015	2016	2015	2016	2015	2016	2015
Investment activity:
Net investment income (loss)	$42,545	38,382	89	171	203	53	36,900	38,694
Realized gain (loss) on investments	(34,728)	(159)	3,511	5,516	(743)	132	(165,084)	(12,550)
Change in unrealized gain (loss) on investments	(172,719)	(166,638)	(2,367)	(5,962)	3,743	(5,069)	(96,534)	(112,379)
Reinvested capital gains	5,381	3,022	-	19	-	1,307	233,896	192,906

Net increase (decrease) in contract owners’ equity resulting from operations	(159,521)	(125,393)	1,233	(256)	3,203	(3,577)	9,178	106,671

Equity transactions:
Purchase payments received from contract owners (notes 2a and 6)	329,523	154,758	722	1,743	18,356	17,218	323,500	637,099
Transfers between funds	111,366	3,012,484	(183)	76	2,132	30,594	332,541	95,739
Surrenders (note 6)	(51,743)	(10,803)	(7,614)	(9,537)	-	-	(449,976)	(54,639)
Death benefits (note 4)	-	-	-	-	-	-	-	(9,158)
Net policy repayments (loans) (note 5)	(1,483)	(1,398)	-	-	(976)	4	(25,873)	(35,288)
Deductions for surrender charges (note 2d)	(3,318)	(2,704)	-	(487)	(1,157)	(1,489)	(20,209)	(8,196)
Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(114,857)	(79,865)	(900)	(1,464)	(8,598)	(8,210)	(147,959)	(151,767)
Asset charges (note 3)	(7,014)	(4,806)	(34)	(95)	(74)	(59)	(10,479)	(8,697)
Adjustments to maintain reserves	5	(1)	2	3	(7)	1	39	1,237

Net equity transactions	262,479	3,067,665	(8,007)	(9,761)	9,676	38,059	1,584	466,330

Net change in contract owners’ equity	102,958	2,942,272	(6,774)	(10,017)	12,879	34,482	10,762	573,001
Contract owners’ equity beginning of period	2,942,272	-	15,695	25,712	60,010	25,528	3,305,980	2,732,979

Contract owners’ equity end of period	$3,045,230	2,942,272	8,921	15,695	72,889	60,010	3,316,742	3,305,980

CHANGES IN UNITS:
Beginning units	311,161	-	782	1,242	5,234	2,097	211,247	181,521
Units purchased	48,535	326,372	37	87	2,275	3,943	54,831	53,857
Units redeemed	(20,263)	(15,211)	(413)	(547)	(1,416)	(806)	(54,317)	(24,131)

Ending units	339,433	311,161	406	782	6,093	5,234	211,761	211,247

	OVIG		OVGI		OVSC		OVSB
	2016	2015	2016	2015	2016	2015	2016	2015
Investment activity:
Net investment income (loss)	$8,398	1,828	19,632	24,329	8,881	15,685	22,964	27,522
Realized gain (loss) on investments	(7,026)	(440)	(40,320)	110,223	(24,453)	91,162	(5,764)	(4,758)
Change in unrealized gain (loss) on investments	(26,553)	(16,170)	23,843	(512,723)	257,425	(477,703)	11,121	(32,172)
Reinvested capital gains	17,864	11,158	208,677	397,253	65,843	258,890	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	(7,317)	(3,624)	211,832	19,082	307,696	(111,966)	28,321	(9,408)

Equity transactions:
Purchase payments received from contract owners (notes 2a and 6)	477,756	260,658	412,905	328,351	174,096	145,878	11,757	18,583
Transfers between funds	106,054	135,621	103,255	(703,625)	53,884	88,766	19,383	(31,496)
Surrenders (note 6)	(9,998)	(7)	(56,453)	(26,312)	(84,529)	(15,948)	(30,110)	(649)
Death benefits (note 4)	-	-	-	(3,247)	-	(11,350)	-	-
Net policy repayments (loans) (note 5)	107	13	1,558	(33,369)	35,289	(29,524)	(466)	(1,083)
Deductions for surrender charges (note 2d)	(1,801)	(20)	(6,372)	(2,917)	(4,196)	(1,923)	(644)	(424)
Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(38,087)	(18,880)	(152,026)	(167,664)	(86,543)	(82,437)	(11,101)	(13,559)
Asset charges (note 3)	(3,000)	(863)	(5,233)	(6,144)	(4,842)	(5,550)	(987)	(1,154)
Adjustments to maintain reserves	(2)	1	52	6	56	(9)	(3)	2

Net equity transactions	531,029	376,523	297,686	(614,921)	83,215	87,903	(12,171)	(29,780)

Net change in contract owners’ equity	523,712	372,899	509,518	(595,839)	390,911	(24,063)	16,150	(39,188)
Contract owners’ equity beginning of period	420,761	47,862	1,707,451	2,303,290	1,641,855	1,665,918	432,359	471,547

Contract owners’ equity end of period	$944,473	420,761	2,216,969	1,707,451	2,032,766	1,641,855	448,509	432,359

CHANGES IN UNITS:
Beginning units	44,698	5,259	81,978	114,266	70,071	66,904	42,312	45,104
Units purchased	67,971	35,458	26,978	54,832	15,855	25,563	2,990	1,929
Units redeemed	(10,166)	3,981	(13,593)	(87,120)	(12,438)	(22,396)	(4,101)	(4,721)

Ending units	102,503	44,698	95,363	81,978	73,488	70,071	41,201	42,312

	PMVAAA		PMVRSA		PMVFBA		PMVLDA
	2016	2015	2016	2015	2016	2015	2016	2015
Investment activity:
Net investment income (loss)	$15,337	17,460	15,498	10,737	9,250	11,770	57,407	125,989
Realized gain (loss) on investments	(10,380)	(4,364)	(23,688)	(10,071)	(24,909)	(48,125)	(43,368)	(13,979)
Change in unrealized gain (loss) on investments	61,465	(59,900)	196,369	(192,533)	37,085	(23,552)	37,754	(98,594)
Reinvested capital gains	-	-	-	-	-	1,965	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	66,422	(46,804)	188,179	(191,867)	21,426	(57,942)	51,793	13,416

Equity transactions:
Purchase payments received from contract owners (notes 2a and 6)	98,045	95,116	740,069	535,489	109,509	108,321	513,969	519,118
Transfers between funds	6,589	7,587	112,706	509,857	(21,858)	(179,117)	(101,819)	(157,836)
Surrenders (note 6)	(4,755)	-	(15,241)	2	(32,714)	(5,937)	(92,122)	(337,591)
Death benefits (note 4)	-	-	-	-	-	-	(1,844)	(1,169)
Net policy repayments (loans) (note 5)	(15,536)	16	(412)	(9,289)	(18,682)	(9,176)	(3,939)	(38,121)
Deductions for surrender charges (note 2d)	(412)	(106)	(19,166)	-	(4,914)	(2,527)	(15,059)	(19,213)
Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(36,859)	(29,898)	(144,439)	(78,783)	(39,492)	(40,493)	(205,912)	(201,468)
Asset charges (note 3)	(1,076)	(834)	(551)	(315)	(1,734)	(1,847)	(6,960)	(7,188)
Adjustments to maintain reserves	(3)	1	1	(2)	19	(50)	17	(156)

Net equity transactions	45,993	71,882	672,967	956,959	(9,866)	(130,826)	86,331	(243,624)

Net change in contract owners’ equity	112,415	25,078	861,146	765,092	11,560	(188,768)	138,124	(230,208)
Contract owners’ equity beginning of period	494,046	468,968	878,918	113,826	728,915	917,683	3,678,571	3,908,779

Contract owners’ equity end of period	$606,461	494,046	1,740,064	878,918	740,475	728,915	3,816,695	3,678,571

CHANGES IN UNITS:
Beginning units	50,255	43,417	159,212	15,319	60,781	71,102	292,515	311,781
Units purchased	14,379	11,232	145,685	145,481	11,539	12,056	67,897	52,311
Units redeemed	(10,007)	(4,394)	(31,176)	(1,588)	(12,377)	(22,377)	(61,122)	(71,577)

Ending units	54,627	50,255	273,721	159,212	59,943	60,781	299,290	292,515

	PMVTRA		ACEG		AVMCCI		RVARS
	2016	2015	2016	2015	2016	2015	2016	2015
Investment activity:
Net investment income (loss)	$116,560	231,981	-	-	168	693	385	1,840
Realized gain (loss) on investments	(29,697)	881	2,218	2,752	363	693	1,513	1,434
Change in unrealized gain (loss) on investments	51,550	(280,543)	(3,982)	(1,638)	12,650	(29,008)	(3,217)	1,915
Reinvested capital gains	-	52,461	2,030	177	14,314	18,603	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	138,413	4,780	266	1,291	27,495	(9,019)	(1,319)	5,189

Equity transactions:
Purchase payments received from contract owners (notes 2a and 6)	1,226,702	1,073,200	2,127	2,686	12,603	20,572	76,445	105,832
Transfers between funds	151,390	1,006,571	2,104	(6,425)	14,155	21,799	37,578	25,087
Surrenders (note 6)	(62,831)	(89,794)	(3,013)	(642)	(2,049)	-	(1,199)	-
Death benefits (note 4)	-	-	-	-	-	-	-	-
Net policy repayments (loans) (note 5)	(95,173)	6,324	(2,584)	430	3	3	(1,088)	-
Deductions for surrender charges (note 2d)	(33,168)	(28,603)	(373)	(132)	(1,279)	-	(1,509)	-
Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(418,338)	(275,023)	(1,729)	(2,638)	(7,853)	(7,302)	(25,229)	(20,513)
Asset charges (note 3)	(13,164)	(9,765)	(76)	(138)	(572)	(568)	(430)	(214)
Adjustments to maintain reserves	349	(787)	-	(8)	3	(2)	2	(4)

Net equity transactions	755,767	1,682,123	(3,544)	(6,867)	15,011	34,502	84,570	110,188

Net change in contract owners’ equity	894,180	1,686,903	(3,278)	(5,576)	42,506	25,483	83,251	115,377
Contract owners’ equity beginning of period	5,012,259	3,325,356	26,620	32,196	193,796	168,313	356,113	240,736

Contract owners’ equity end of period	$5,906,439	5,012,259	23,342	26,620	236,302	193,796	439,364	356,113

CHANGES IN UNITS:
Beginning units	440,626	293,604	1,711	2,173	14,921	12,437	33,423	23,012
Units purchased	145,984	194,867	296	199	1,975	3,061	12,132	11,993
Units redeemed	(80,957)	(47,845)	(540)	(661)	(857)	(577)	(4,118)	(1,582)

Ending units	505,653	440,626	1,467	1,711	16,039	14,921	41,437	33,423

	TRHSP		TRHS2		VWHA		WRPMAV
	2016	2015	2016	2015	2016	2015	2016	2015
Investment activity:
Net investment income (loss)	$-	-	-	-	9,066	600	1,352	-
Realized gain (loss) on investments	188,645	111,936	272,484	263,236	(196,712)	(93,195)	(867)	12
Change in unrealized gain (loss) on investments	(1,339,578)	(28,366)	(460,062)	(189,568)	1,076,423	(779,936)	(2,835)	608
Reinvested capital gains	72,949	744,671	8,576	138,055	-	-	7,414	-

Net increase (decrease) in contract owners’ equity resulting from operations	(1,077,984)	828,241	(179,002)	211,723	888,777	(872,531)	5,064	620

Equity transactions:
Purchase payments received from contract owners (notes 2a and 6)	2,408,537	2,004,302	25,151	37,359	661,776	794,213	59,195	42,909
Transfers between funds	(103,489)	1,539,848	(92,309)	321,551	(488,940)	118,803	40,932	71,538
Surrenders (note 6)	(195,286)	(22,995)	(341,050)	(161,882)	(13,628)	(14,835)	-	-
Death benefits (note 4)	(2,451)	-	-	-	-	-	-	-
Net policy repayments (loans) (note 5)	(34,645)	(111,083)	(48,206)	(136,238)	70,716	(61,234)	-	-
Deductions for surrender charges (note 2d)	(16,989)	(28,909)	(7,014)	(2,108)	(5,382)	(15,793)	-	-
Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(895,828)	(774,295)	(55,926)	(63,670)	(238,916)	(213,937)	(29,642)	(13,781)
Asset charges (note 3)	(43,189)	(40,435)	(3,978)	(5,139)	(11,900)	(10,927)	(548)	(127)
Adjustments to maintain reserves	(52)	(6)	(10)	2	(4)	6	(5)	2

Net equity transactions	1,116,608	2,566,427	(523,342)	(10,125)	(26,278)	596,296	69,932	100,541

Net change in contract owners’ equity	38,624	3,394,668	(702,344)	201,598	862,499	(276,235)	74,996	101,161
Contract owners’ equity beginning of period	10,093,566	6,698,898	1,830,282	1,628,684	1,899,807	2,176,042	108,206	7,045

Contract owners’ equity end of period	$10,132,190	10,093,566	1,127,938	1,830,282	2,762,306	1,899,807	183,202	108,206

CHANGES IN UNITS:
Beginning units	410,034	306,853	53,571	53,615	325,022	247,769	10,519	680
Units purchased	122,938	141,865	1,164	12,509	117,869	163,189	9,837	11,166
Units redeemed	(73,167)	(38,684)	(17,759)	(12,553)	(114,047)	(85,936)	(2,957)	(1,327)

Ending units	459,805	410,034	36,976	53,571	328,844	325,022	17,399	10,519

	WRPMMV		WRASP		WRBP		WRBDP
	2016	2015	2016	2015	2016	2015	2016	2015
Investment activity:
Net investment income (loss)	$846	-	61,427	38,784	4,850	3,200	17,858	22,723
Realized gain (loss) on investments	(1,070)	(441)	(421,286)	(67,896)	(6,959)	1,886	(3,431)	(7,094)
Change in unrealized gain (loss) on investments	(896)	(24)	83,683	(2,776,762)	(41,450)	(53,450)	13,345	(14,138)
Reinvested capital gains	4,953	-	-	1,862,355	52,388	47,047	2,009	-

Net increase (decrease) in contract owners’ equity resulting from operations	3,833	(465)	(276,176)	(943,519)	8,829	(1,317)	29,781	1,491

Equity transactions:
Purchase payments received from contract owners (notes 2a and 6)	68,916	50,489	2,129,480	2,379,309	63,146	61,972	79,539	93,648
Transfers between funds	-	(49)	(1,424,548)	82,203	59,876	7,228	(4,651)	(12,397)
Surrenders (note 6)	-	-	(329,798)	(151,836)	(769)	(958)	(9,206)	(5,960)
Death benefits (note 4)	-	-	(72,517)	-	(4,721)	-	(12,114)	-
Net policy repayments (loans) (note 5)	-	-	(63,501)	(137,362)	(3,403)	(14,133)	(3,290)	(51,866)
Deductions for surrender charges (note 2d)	-	-	(21,208)	(32,544)	(228)	(1,275)	(5,146)	(1,946)
Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(20,756)	(13,919)	(844,077)	(876,779)	(42,894)	(34,813)	(58,886)	(55,027)
Asset charges (note 3)	(495)	(295)	(32,253)	(34,316)	(889)	(845)	(560)	(627)
Adjustments to maintain reserves	(5)	3	(27)	(11)	(3)	10	(9)	(7)

Net equity transactions	47,660	36,229	(658,449)	1,228,664	70,115	17,186	(14,323)	(34,182)

Net change in contract owners’ equity	51,493	35,764	(934,625)	285,145	78,944	15,869	15,458	(32,691)
Contract owners’ equity beginning of period	119,618	83,854	10,993,504	10,708,359	359,696	343,827	737,588	770,279

Contract owners’ equity end of period	$171,111	119,618	10,058,879	10,993,504	438,640	359,696	753,046	737,588

CHANGES IN UNITS:
Beginning units	11,607	8,102	883,083	788,389	21,048	20,054	54,763	57,305
Units purchased	6,785	4,860	204,275	257,138	7,653	4,404	6,543	7,133
Units redeemed	(2,084)	(1,355)	(258,054)	(162,444)	(3,544)	(3,410)	(7,563)	(9,675)

Ending units	16,308	11,607	829,304	883,083	25,157	21,048	53,743	54,763

	WRCEP		WRDIV		WRENG		WRGBP
	2016	2015	2016	2015	2016	2015	2016	2015
Investment activity:
Net investment income (loss)	$3,242	2,518	7,799	8,763	421	159	1,919	2,057
Realized gain (loss) on investments	(10,126)	12,344	5,206	20,285	(4,713)	1,818	(140)	(850)
Change in unrealized gain (loss) on investments	(53,242)	(137,389)	(6,944)	(118,703)	101,631	(76,410)	2,013	(2,677)
Reinvested capital gains	86,781	117,844	35,014	75,004	-	1,440	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	26,655	(4,683)	41,075	(14,651)	97,339	(72,993)	3,792	(1,470)

Equity transactions:
Purchase payments received from contract owners (notes 2a and 6)	119,464	124,684	76,710	92,733	43,703	46,508	13,587	12,668
Transfers between funds	36,073	20,285	(12,687)	(66,242)	942	45,293	6,961	(13,473)
Surrenders (note 6)	(21,569)	(9,965)	(10,877)	(2,218)	(14,046)	(1,666)	-	-
Death benefits (note 4)	(16,611)	-	(26,929)	-	(877)	-	-	-
Net policy repayments (loans) (note 5)	832	(25,407)	(4,354)	(17,553)	5,216	(4,719)	-	-
Deductions for surrender charges (note 2d)	(10,799)	(5,043)	(3,333)	(2,111)	(2,822)	(1,275)	(684)	-
Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(63,554)	(63,142)	(42,818)	(45,274)	(24,800)	(24,138)	(3,522)	(3,749)
Asset charges (note 3)	(689)	(662)	(353)	(379)	(154)	(156)	(37)	(100)
Adjustments to maintain reserves	(48)	1	-	4	1	-	8	(7)

Net equity transactions	43,099	40,751	(24,641)	(41,040)	7,163	59,847	16,313	(4,661)

Net change in contract owners’ equity	69,754	36,068	16,434	(55,691)	104,502	(13,146)	20,105	(6,131)
Contract owners’ equity beginning of period	725,440	689,372	631,213	686,904	262,020	275,166	50,819	56,950

Contract owners’ equity end of period	$795,194	725,440	647,647	631,213	366,522	262,020	70,924	50,819

CHANGES IN UNITS:
Beginning units	37,756	35,630	41,769	44,520	33,949	27,758	4,841	5,281
Units purchased	8,264	7,703	5,173	5,876	6,650	10,515	2,018	1,459
Units redeemed	(6,125)	(5,577)	(6,872)	(8,627)	(5,305)	(4,324)	(547)	(1,899)

Ending units	39,895	37,756	40,070	41,769	35,294	33,949	6,312	4,841

	WRGNR		WRGP		WRHIP		WRIP
	2016	2015	2016	2015	2016	2015	2016	2015
Investment activity:
Net investment income (loss)	$3,772	547	184	774	243,514	210,325	1,098	2,336
Realized gain (loss) on investments	(28,092)	(11,881)	1,933	19,466	(84,925)	(25,885)	(4,157)	11,933
Change in unrealized gain (loss) on investments	143,835	(126,538)	(74,777)	(56,051)	335,206	(438,996)	(28,700)	(24,578)
Reinvested capital gains	-	-	80,230	85,539	-	35,710	15,019	27,073

Net increase (decrease) in contract owners’ equity resulting from operations	119,515	(137,872)	7,570	49,728	493,795	(218,846)	(16,740)	16,764

Equity transactions:
Purchase payments received from contract owners (notes 2a and 6)	85,825	98,345	139,155	122,090	500,401	505,138	89,814	97,813
Transfers between funds	(10,055)	37,566	(29,280)	91,740	(285,124)	(153,674)	(13,620)	(5,056)
Surrenders (note 6)	(20,684)	(7,012)	(54,327)	(33,311)	(216,984)	(36,123)	(18,866)	(15,995)
Death benefits (note 4)	(9,640)	-	(26,430)	-	(31,737)	-	(16,772)	-
Net policy repayments (loans) (note 5)	2,655	(4,711)	(15,621)	(28,693)	(808)	(83,677)	(10,911)	(20,561)
Deductions for surrender charges (note 2d)	(4,993)	(5,067)	(9,831)	(6,346)	(7,975)	(8,812)	(7,820)	(3,332)
Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(41,885)	(44,306)	(59,370)	(51,956)	(222,730)	(214,559)	(44,306)	(45,703)
Asset charges (note 3)	(545)	(514)	(517)	(534)	(9,346)	(9,521)	(694)	(791)
Adjustments to maintain reserves	3	4	8	(3)	(20)	(5)	9	-

Net equity transactions	681	74,305	(56,213)	92,987	(274,323)	(1,233)	(23,166)	6,375

Net change in contract owners’ equity	120,196	(63,567)	(48,643)	142,715	219,472	(220,079)	(39,906)	23,139
Contract owners’ equity beginning of period	487,905	551,472	814,572	671,857	3,109,144	3,329,223	535,443	512,304

Contract owners’ equity end of period	$608,101	487,905	765,929	814,572	3,328,616	3,109,144	495,537	535,443

CHANGES IN UNITS:
Beginning units	98,330	86,252	42,679	37,725	175,522	175,721	39,844	39,416
Units purchased	17,841	26,714	7,695	11,481	30,667	30,780	8,277	6,985
Units redeemed	(17,186)	(14,636)	(10,729)	(6,527)	(44,455)	(30,979)	(10,091)	(6,557)

Ending units	98,985	98,330	39,645	42,679	161,734	175,522	38,030	39,844

	WRI2P		WRLTBP		WRMIC		WRMCG
	2016	2015	2016	2015	2016	2015	2016	2015
Investment activity:
Net investment income (loss)	$5,699	6,104	377	275	-	-	-	-
Realized gain (loss) on investments	(3,811)	(5,073)	(10)	(4)	(9,000)	1,653	(4,010)	36,752
Change in unrealized gain (loss) on investments	(2,272)	(67,763)	78	(249)	19,059	(70,707)	14,479	(278,912)
Reinvested capital gains	4,601	60,300	-	-	27,553	44,214	90,779	139,535

Net increase (decrease) in contract owners’ equity resulting from operations	4,217	(6,432)	445	22	37,612	(24,840)	101,248	(102,625)

Equity transactions:
Purchase payments received from contract owners (notes 2a and 6)	60,430	63,784	10,255	16,024	44,219	52,026	160,840	194,394
Transfers between funds	7,791	3,555	1,451	(1,923)	(11,421)	(5,689)	58,198	37,651
Surrenders (note 6)	(18,792)	(2,943)	-	-	(10,864)	(174)	(22,491)	(30,471)
Death benefits (note 4)	(11,197)	-	-	-	(1,163)	-	(9,285)	-
Net policy repayments (loans) (note 5)	(11,953)	(24,163)	(15)	(577)	(652)	(16,463)	(31,595)	(35,112)
Deductions for surrender charges (note 2d)	(4,357)	(3,170)	-	(289)	(2,887)	(748)	(7,373)	(32,230)
Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(30,594)	(30,535)	(2,470)	(2,261)	(24,183)	(24,334)	(88,374)	(95,934)
Asset charges (note 3)	(508)	(565)	-	-	(305)	(285)	(1,564)	(1,656)
Adjustments to maintain reserves	5	(8)	(2)	-	(7)	-	1	(3)

Net equity transactions	(9,175)	5,955	9,219	10,974	(7,263)	4,333	58,357	36,639

Net change in contract owners’ equity	(4,958)	(477)	9,664	10,996	30,349	(20,507)	159,605	(65,986)
Contract owners’ equity beginning of period	444,685	445,162	22,003	11,007	256,658	277,165	1,647,831	1,713,817

Contract owners’ equity end of period	$439,727	444,685	31,667	22,003	287,007	256,658	1,807,436	1,647,831

CHANGES IN UNITS:
Beginning units	33,339	33,062	2,057	1,038	14,352	14,079	78,294	76,723
Units purchased	5,676	6,122	1,079	1,626	2,844	2,948	11,615	16,976
Units redeemed	(6,401)	(5,845)	(232)	(607)	(3,030)	(2,675)	(8,981)	(15,405)

Ending units	32,614	33,339	2,904	2,057	14,166	14,352	80,928	78,294

	WRMMP		WRPAP		WRPCP		WRPMP
	2016	2015	2016	2015	2016	2015	2016	2015
Investment activity:
Net investment income (loss)	$275	49	17,505	26,255	4,285	4,045	41,997	52,312
Realized gain (loss) on investments	-	-	(19,740)	15,092	(2,748)	823	10,262	19,666
Change in unrealized gain (loss) on investments	-	-	(54,877)	(141,029)	(13,560)	(25,864)	(183,677)	(316,826)
Reinvested capital gains	8	-	114,737	96,561	23,052	22,564	253,690	248,889

Net increase (decrease) in contract owners’ equity resulting from operations	283	49	57,625	(3,121)	11,029	1,568	122,272	4,041

Equity transactions:
Purchase payments received from contract owners (notes 2a and 6)	155,274	498,318	253,210	387,648	56,206	80,925	567,423	581,439
Transfers between funds	(82,046)	(442,536)	(41,742)	24,033	1,227	5,849	2,585	19,726
Surrenders (note 6)	(7,470)	(1,438)	(64,708)	(37,548)	-	-	(32,793)	(6,158)
Death benefits (note 4)	-	-	-	-	-	-	-	-
Net policy repayments (loans) (note 5)	(2,546)	(14,636)	(19,746)	(9,668)	(557)	(536)	(38,269)	(17,601)
Deductions for surrender charges (note 2d)	(5,830)	(1,805)	(36,803)	(9,305)	-	-	(10,179)	(23,804)
Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(59,609)	(64,868)	(90,835)	(80,351)	(51,336)	(52,481)	(284,152)	(284,532)
Asset charges (note 3)	(125)	(167)	(1,241)	(860)	(1,384)	(1,445)	(9,518)	(10,421)
Adjustments to maintain reserves	4	(1)	3	3	2	4	1	1

Net equity transactions	(2,348)	(27,133)	(1,862)	273,952	4,158	32,316	195,098	258,650

Net change in contract owners’ equity	(2,065)	(27,084)	55,763	270,831	15,187	33,884	317,370	262,691
Contract owners’ equity beginning of period	218,415	245,499	1,149,131	878,300	355,308	321,424	3,226,948	2,964,257

Contract owners’ equity end of period	$216,350	218,415	1,204,894	1,149,131	370,495	355,308	3,544,318	3,226,948

CHANGES IN UNITS:
Beginning units	21,435	24,098	71,509	54,841	24,921	22,646	211,475	194,879
Units purchased	18,402	51,848	16,568	25,030	4,232	6,187	39,267	38,977
Units redeemed	(18,632)	(54,511)	(16,535)	(8,362)	(3,885)	(3,912)	(26,637)	(22,381)

Ending units	21,205	21,435	71,542	71,509	25,268	24,921	224,105	211,475

	WRPMAP		WRPMCP		WRRESP		WRSTP
	2016	2015	2016	2015	2016	2015	2016	2015
Investment activity:
Net investment income (loss)	$70,757	92,324	4,976	6,235	2,384	2,400	-	-
Realized gain (loss) on investments	(1,426)	15,268	(4,116)	1,330	305	8,249	19,159	43,341
Change in unrealized gain (loss) on investments	(242,591)	(458,016)	(17,385)	(39,033)	(13,719)	(22,262)	(35,764)	(155,454)
Reinvested capital gains	387,395	340,289	27,891	32,614	20,146	22,919	49,127	72,251

Net increase (decrease) in contract owners’ equity resulting from operations	214,135	(10,135)	11,366	1,146	9,116	11,306	32,522	(39,862)

Equity transactions:
Purchase payments received from contract owners (notes 2a and 6)	943,237	983,966	74,642	86,491	38,758	34,173	204,593	205,055
Transfers between funds	9,919	141,964	4,878	4,808	8,087	(47,759)	58,871	52,763
Surrenders (note 6)	(57,356)	(28,369)	(19,464)	(7,920)	(4,259)	(5,518)	(43,773)	(4,071)
Death benefits (note 4)	-	-	-	-	(17,825)	-	(4,389)	-
Net policy repayments (loans) (note 5)	41,061	(14,771)	5,376	(40,136)	(4,741)	(13,843)	(4,375)	(35,071)
Deductions for surrender charges (note 2d)	(12,795)	(3,900)	(17,978)	(8,437)	(1,396)	(2,136)	(12,947)	(4,426)
Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(420,965)	(419,854)	(45,217)	(48,717)	(18,223)	(16,567)	(98,679)	(97,144)
Asset charges (note 3)	(13,245)	(12,771)	(2,260)	(2,118)	(229)	(201)	(1,109)	(1,104)
Adjustments to maintain reserves	-	(2)	1	(8)	7	2	(35)	(3)

Net equity transactions	489,856	646,263	(22)	(16,037)	179	(51,849)	98,157	115,999

Net change in contract owners’ equity	703,991	636,128	11,344	(14,891)	9,295	(40,543)	130,679	76,137
Contract owners’ equity beginning of period	4,291,702	3,655,574	398,882	413,773	231,737	272,280	1,237,707	1,161,570

Contract owners’ equity end of period	$4,995,693	4,291,702	410,226	398,882	241,032	231,737	1,368,386	1,237,707

CHANGES IN UNITS:
Beginning units	273,926	233,464	26,953	28,051	13,130	16,165	54,747	49,900
Units purchased	62,456	71,586	5,623	6,292	2,677	1,262	12,777	10,976
Units redeemed	(31,307)	(31,124)	(5,690)	(7,390)	(2,709)	(4,297)	(7,916)	(6,129)

Ending units	305,075	273,926	26,886	26,953	13,098	13,130	59,608	54,747

	WRSCP		WRSCV		WRVP		WFVSCG
	2016	2015	2016	2015	2016	2015	2016	2015
Investment activity:
Net investment income (loss)	$-	-	1,070	235	3,340	2,103	-	-
Realized gain (loss) on investments	(13,317)	36,899	5,666	1,939	(1,479)	3,688	(3,449)	72,187
Change in unrealized gain (loss) on investments	(21,335)	(95,355)	39,113	(39,364)	(4,341)	(51,995)	(12,266)	(201,395)
Reinvested capital gains	44,442	68,037	22,795	21,495	32,331	35,095	83,046	118,310

Net increase (decrease) in contract owners’ equity resulting from operations	9,790	9,581	68,644	(15,695)	29,851	(11,109)	67,331	(10,898)

Equity transactions:
Purchase payments received from contract owners (notes 2a and 6)	70,319	81,257	34,177	36,082	37,045	41,669	73,662	93,910
Transfers between funds	(37,330)	54,284	(7,318)	(15,741)	4,152	24,845	45,585	(145,867)
Surrenders (note 6)	(7,135)	(28,730)	(17,834)	(197)	(3,628)	(1,614)	(7,269)	(9,235)
Death benefits (note 4)	(3,006)	-	(8,855)	-	(12,993)	-	-	-
Net policy repayments (loans) (note 5)	(11,152)	(3,186)	121	(9,620)	(14,241)	(2,518)	12,876	1,371
Deductions for surrender charges (note 2d)	(5,622)	(2,429)	(6,145)	(1,866)	(785)	(2,815)	(948)	(1,110)
Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(35,104)	(35,910)	(19,758)	(20,789)	(17,608)	(17,436)	(53,584)	(59,985)
Asset charges (note 3)	(762)	(803)	(302)	(360)	(94)	(99)	(2,224)	(2,550)
Adjustments to maintain reserves	(23)	(9)	(4)	-	5	5	16	(11)

Net equity transactions	(29,815)	64,474	(25,918)	(12,491)	(8,147)	42,037	68,114	(123,477)

Net change in contract owners’ equity	(20,025)	74,055	42,726	(28,186)	21,704	30,928	135,445	(134,375)
Contract owners’ equity beginning of period	482,448	408,393	253,676	281,862	296,974	266,046	856,078	990,453

Contract owners’ equity end of period	$462,423	482,448	296,402	253,676	318,678	296,974	991,523	856,078

CHANGES IN UNITS:
Beginning units	27,893	24,056	13,964	14,649	15,954	13,733	34,719	39,011
Units purchased	4,772	7,643	2,417	2,426	2,272	3,591	6,305	4,064
Units redeemed	(6,687)	(3,806)	(3,721)	(3,111)	(2,822)	(1,370)	(3,703)	(8,356)

Ending units	25,978	27,893	12,660	13,964	15,404	15,954	37,321	34,719

	OVGS3		JAIGS		GEM3		FOSR
	2016	2015	2016	2015	2016	2015	2016	2015
Investment activity:
Net investment income (loss)	$-	-	117,333	14,569	-	-	-	-
Realized gain (loss) on investments	-	-	(231,896)	(196,913)	-	-	-	455,373
Change in unrealized gain (loss) on investments	-	-	(114,137)	(152,105)	-	-	-	(263,965)
Reinvested capital gains	-	-	66,478	88,492	-	-	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	-	-	(162,222)	(245,957)	-	-	-	191,408

Equity transactions:
Purchase payments received from contract owners (notes 2a and 6)	-	-	257,314	280,196	-	-	-	90,102
Transfers between funds	-	-	(91,357)	(259,975)	-	-	-	(2,244,749)
Surrenders (note 6)	-	-	(121,757)	(28,428)	-	-	-	(1,721)
Death benefits (note 4)	-	-	(16,264)	-	-	-	-	-
Net policy repayments (loans) (note 5)	-	-	77,818	(44,506)	-	-	-	(3,433)
Deductions for surrender charges (note 2d)	-	-	(5,972)	(8,939)	-	-	-	(930)
Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	-	-	(137,364)	(164,700)	-	-	-	(39,398)
Asset charges (note 3)	-	-	(7,826)	(9,800)	-	-	-	(2,338)
Adjustments to maintain reserves	-	-	(3)	(5)	-	-	-	(2)

Net equity transactions	-	-	(45,411)	(236,157)	-	-	-	(2,202,469)

Net change in contract owners’ equity	-	-	(207,633)	(482,114)	-	-	-	(2,011,061)
Contract owners’ equity beginning of period	-	-	2,488,177	2,970,291	-	-	-	2,011,061

Contract owners’ equity end of period	$-	-	2,280,544	2,488,177	-	-	-	-

CHANGES IN UNITS:
Beginning units	-	-	271,270	295,324	-	-	-	121,476
Units purchased	-	1	47,052	40,507	-	(36)	-	10,088
Units redeemed	-	(1)	(51,814)	(64,561)	-	36	-	(131,564)

Ending units	-	-	266,508	271,270	-	-	-	-

	CAF		MIGIC		AMFAS
	2016	2015	2016	2015	2016	2015
Investment activity:
Net investment income (loss)	$2,752	5,825	-	76	-	-
Realized gain (loss) on investments	(217,257)	36,899	-	(310)	-	(8,008)
Change in unrealized gain (loss) on investments	38,429	(174,177)	-	(416)	-	(1,232)
Reinvested capital gains	190,128	210,814	-	803	-	9,306

Net increase (decrease) in contract owners’ equity resulting from operations	14,052	79,361	-	153	-	66

Equity transactions:
Purchase payments received from contract owners (notes 2a and 6)	160,691	311,665	-	163	-	3,228
Transfers between funds	(1,798,666)	(140,068)	-	(9,270)	-	(21,231)
Surrenders (note 6)	(6)	(33,702)	-	(793)	-	(5,906)
Death benefits (note 4)	-	-	-	-	-	-
Net policy repayments (loans) (note 5)	(383)	(198)	-	-	-	(2,301)
Deductions for surrender charges (note 2d)	-	(79,607)	-	-	-	-
Redemptions to pay cost of insurance charges and administration charges (notes 2b and 2c)	(30,182)	(95,604)	-	(124)	-	(1,907)
Asset charges (note 3)	(1,376)	(2,812)	-	(10)	-	(173)
Adjustments to maintain reserves	9,956	(1)	-	10	-	5

Net equity transactions	(1,659,966)	(40,327)	-	(10,024)	-	(28,285)

Net change in contract owners’ equity	(1,645,914)	39,034	-	(9,871)	-	(28,219)
Contract owners’ equity beginning of period	1,645,914	1,606,880	-	9,871	-	28,219

Contract owners’ equity end of period	$-	1,645,914	-	-	-	-

CHANGES IN UNITS:
Beginning units	104,079	106,354	-	460	-	1,750
Units purchased	38,248	18,243	-	8	-	194
Units redeemed	(142,327)	(20,518)	-	(468)	-	(1,944)

Ending units	-	104,079	-	-	-	-

See accompanying notes to financial statements.

NATIONWIDE VL SEPARATE ACCOUNT-G

NOTES TO FINANCIAL STATEMENTS

December 31, 2016

(1) Background and Summary of Significant Accounting Policies

(a) Organization and Nature of Operations

The Nationwide VL Separate Account-G (the Account) was established pursuant to a resolution of the Board of Directors of Nationwide Life and Annuity Insurance Company (the Company) on December 10, 2003. The Account is registered as a unit investment trust under the Investment Company Act of 1940. The Account is an Investment Company and follows accounting and reporting guidance under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 946, Financial Services – Investment Companies. The Company currently offers five individual flexible premium variable life insurance policies through the Account: Nationwide® Options Select, Nationwide MarathonSM VUL, Nationwide YourLife® Protection VUL, Nationwide YourLife® Accumulation VUL and Nationwide MarathonSM Performance VUL. The Company offers a last survivor flexible premium adjustable variable life insurance policy- Nationwide YourLife® Survivorship VUL. The primary distribution for contracts is through wholesalers and brokers.

(b) The Contracts

Only contracts with a front-end sales charge and certain other fees are offered for purchase. See note 2 for a discussion of policy charges and note 3 for asset charges.

With certain exceptions, contract owners may invest in the following:

AB FUNDS

VPS Dynamic Asset Allocation Portfolio - Class A (ALVDAA)

VPS Small/Mid Cap Value Portfolio - Class A (ALVSVA)

AMERICAN CENTURY INVESTORS, INC.

VP Inflation Protection Fund - Class I (ACVIP1)

BLACKROCK FUNDS

Global Allocation V.I. Fund - Class I (BRVGA1)

Global Allocation V.I. Fund - Class II (MLVGA2)

DELAWARE GROUP

VIP Small Cap Value Series: Service Class (DWVSVS)

DIMENSIONAL FUND ADVISORS INC.

VA Global Bond Portfolio (DFVGB)

VA Inflation-Protected Securities Portfolio (DFVIPS)

VA International Small Portfolio (DFVIS)

VA International Value Portfolio (DFVIV)

VA Short-Term Fixed Portfolio (DFVSTF)

VA U.S. Large Value Portfolio (DFVULV)

VA U.S. Targeted Value Portfolio (DFVUTV)

DREYFUS CORPORATION

Stock Index Fund, Inc. - Initial Shares (DSIF)

Small Cap Stock Index Portfolio - Service Shares (DVSCS)

Appreciation Portfolio - Initial Shares (DCAP)

DEUTSCHE ASSET & WEALTH MANAGEMENT

Global Income Builder VIP - Class A (DSGIBA)

FRANKLIN TEMPLETON DISTRIBUTORS, INC.

Franklin Income Securities Fund - Class 2 (FTVIS2)

Rising Dividends Securities Fund - Class 1 (FTVRDI)

Small Cap Value Securities Fund - Class 1 (FTVSVI)

Templeton Developing Markets Securities Fund - Class 2 (FTVDM2)

Templeton Foreign Securities Fund - Class 2 (TIF2)

Templeton Global Bond Securities Fund - Class 2 (FTVGI2)

VIP Founding Funds Allocation Fund - Class 2 (FTVFA2)

VIP Trust - Franklin Income VIP Fund: Class 1 (FTVIS1)

VIP Trust - Franklin Founding Funds Allocation VIP Fund: Class 1 (FTVFA1)

VIP Trust - Templeton Global Bond VIP Fund: Class 1 (FTVGB1)

INVESCO INVESTMENTS

Van Kampen V.I. Mid Cap Growth Fund - Series I Shares (IVKMG1)

Balanced-Risk Allocation Fund: Series I Shares (IVBRA1)

VI American Franchise Fund - Series I Shares (ACEG)

VI Value Opportunities Fund - Series I Shares (AVBVI)*

VI Mid Cap Core Equity Fund: Series I Shares (AVMCCI)

JANUS FUNDS

Forty Portfolio: Service Shares (JACAS)

Global Technology Portfolio: Service Shares (JAGTS)

Overseas Portfolio: Service Shares (JAIGS)

LORD ABBETT FUNDS

Series Fund, Inc. - Total Return Portfolio - Class VC (LOVTRC)

M FUNDS

M Large Cap Value Fund (MFBOV)

M Capital Appreciation Fund (MFFCA)

M International Equity Fund (MFBIE)

M Large Cap Growth Fund (MFTCG)

MASSACHUSETTS FINANCIAL SERVICES CO.

Var Insurance Trust II - MFS Investors Growth Stock Portfolio: Initial Class (MV2IGI)

Variable Insurance Trust II - MFS International Value Portfolio - Initial Class (MVIVIC)

Variable Insurance Trust - MFS New Discovery Series - Intital Class (MNDIC)

Value Series - Initial Class (MVFIC)

Variable Insurance Trust II - MFS International Value Portfolio - Service Class (MVIVSC)

MORGAN STANLEY

Core Plus Fixed Income Portfolio - Class I (MSVFI)

U.S. Real Estate Portfolio - Class I (MSVRE)*

NATIONWIDE FUNDS GROUP

NVIT Investor Destinations Managed Growth and Income Class I (IDPGI)

NVIT Investor Destinations Managed Growth Class I (IDPG)

NVIT Cardinal Managed Growth and Income Class I (NCPGI)

NVIT Cardinal Managed Growth Class I (NCPG)

NVIT Bond Index Fund Class I (NVBX)

NVIT International Index Fund Class I (NVIX)

American Century NVIT Multi Cap Value Fund - Class I (NVAMV1)

American Funds NVIT Asset Allocation Fund - Class II (GVAAA2)

American Funds NVIT Bond Fund - Class II (GVABD2)

American Funds NVIT Global Growth Fund - Class II (GVAGG2)

American Funds NVIT Growth Fund - Class II (GVAGR2)

American Funds NVIT Growth-Income Fund - Class II (GVAGI2)

Federated NVIT High Income Bond Fund - Class I (HIBF)

NVIT Emerging Markets Fund - Class I (GEM)

NVIT International Equity Fund - Class I (GIG)

Nationwide Variable Insurance Trust - NVIT International Equity Fund: Class II (NVIE6)

Neuberger Berman NVIT Multi Cap Opportunities Fund - Class I (NVNMO1)

Neuberger Berman NVIT Socially Responsible Fund - Class II (NVNSR2)

NVIT Cardinal Aggressive Fund - Class I (NVCRA1)

NVIT Cardinal Balanced Fund - Class I (NVCRB1)

NVIT Cardinal Capital Appreciation Fund - Class I (NVCCA1)

NVIT Cardinal Conservative Fund - Class I (NVCCN1)

NVIT Cardinal Moderate Fund - Class I (NVCMD1)

NVIT Cardinal Moderately Aggressive Fund - Class I (NVCMA1)

NVIT Cardinal Moderately Conservative Fund - Class I (NVCMC1)

NVIT Core Bond Fund - Class I (NVCBD1)

NVIT Core Plus Bond Fund - Class I (NVLCP1)

NVIT Nationwide Fund - Class I (TRF)

NVIT Nationwide Fund - Class II (TRF2)*

NVIT Government Bond Fund - Class I (GBF)

NVIT International Index Fund - Class II (GVIX2)

NVIT Investor Destinations Aggressive Fund - Class II (GVIDA)

NVIT Investor Destinations Balanced Fund - Class II (NVDBL2)

NVIT Investor Destinations Capital Appreciation Fund - Class II (NVDCA2)

NVIT Investor Destinations Conservative Fund - Class II (GVIDC)

NVIT Investor Destinations Moderate Fund - Class II (GVIDM)

NVIT Investor Destinations Moderately Aggressive Fund - Class II (GVDMA)

NVIT Investor Destinations Moderately Conservative Fund - Class II (GVDMC)

NVIT Mid Cap Index Fund - Class I (MCIF)

NVIT Money Market Fund - Class I (SAM)

NVIT Money Market Fund - Class V (SAM5)

NVIT Multi-Manager International Growth Fund - Class I (NVMIG1)

NVIT Multi-Manager International Value Fund - Class I (GVDIVI)

NVIT Multi-Manager Large Cap Growth Fund - Class I (NVMLG1)

NVIT Multi-Manager Large Cap Value Fund - Class I (NVMLV1)

NVIT Multi-Manager Mid Cap Growth Fund - Class I (NVMMG1)

NVIT Multi-Manager Mid Cap Value Fund - Class I (NVMMV1)

NVIT Multi-Manager Mid Cap Value Fund - Class II (NVMMV2)

NVIT Multi-Manager Small Cap Growth Fund - Class I (SCGF)

NVIT Multi-Manager Small Cap Value Fund - Class I (SCVF)

NVIT Multi-Manager Small Company Fund - Class I (SCF)

NVIT Multi-Sector Bond Fund - Class I (MSBF)

NVIT Short Term Bond Fund - Class I (NVSTB1)

NVIT Short Term Bond Fund - Class II (NVSTB2)

NVIT Large Cap Growth Fund - Class I (NVOLG1)

NVIT Investor Destinations Aggressive Fund - Class P (NVIDAP)

NVIT Investor Destinations Balanced Fund - Class P (NVDBLP)

NVIT Investor Destinations Capital Appreciation Fund - Class P (NVDCAP)

NVIT Investor Destinations Conservative Fund - Class P (NVIDCP)

NVIT Investor Destinations Moderate Fund - Class P (NVIDMP)

NVIT Investor Destinations Moderately Aggressive Fund - Class P (NVDMAP)

NVIT Investor Destinations Moderately Conservative Fund - Class P (NVDMCP)

Templeton NVIT International Value Fund - Class III (NVTIV3)

Invesco NVIT Comstock Value Fund - Class I (EIF)

NVIT Real Estate Fund - Class I (NVRE1)

Loring Ward NVIT Capital Appreciation Fund - Class P (NVLCAP)

Loring Ward NVIT Moderate Fund - Class P (NVLMP)

NVIT Small Cap Index Fund Class II (NVSIX2)

NVIT S&P 500 Index Fund Class I (GVEX1)

NEUBERGER & BERMAN MANAGEMENT, INC.

Short Duration Bond Portfolio - I Class Shares (AMTB)

International Portfolio - S Class Shares (AMINS)*

Mid-Cap Growth Portfolio - S Class Shares (AMMCGS)

Advisers Management Trust: Mid Cap Intrinsic Value Portfolio - Class S (AMRS)*

Socially Responsive Portfolio - I Class Shares (AMSRS)

NORTHERN LIGHTS

TOPS Managed Risk Balanced ETF Portfolio - Class 3 (NOTB3)

TOPS Managed Risk Growth ETF Portfolio - Class 3 (NOTG3)

TOPS Managed Risk Moderate Growth ETF Portfolio - Class 3 (NOTMG3)

AMERICAN CENTURY INVESTORS INC.

VP Inflation Protection Fund - Class II (ACVIP2)

VP Mid Cap Value Fund - Class I (ACVMV1)

VP Ultra(R) Fund - Class I (ACVU1)*

VP Value Fund - Class I (ACVV)*

FEDERATED INVESTORS

Quality Bond Fund II - Primary Shares (FQB)

FIDELITY INVESTMENTS

VIP Energy Portfolio - Service Class 2 (FNRS2)

VIP Equity-Income Portfolio - Service Class (FEIS)

VIP Freedom Fund 2010 Portfolio - Service Class (FF10S)

VIP Freedom Fund 2020 Portfolio - Service Class (FF20S)

VIP Freedom Fund 2030 Portfolio - Service Class (FF30S)

VIP Growth Portfolio - Service Class (FGS)

VIP Investment Grade Bond Portfolio - Service Class (FIGBS)

VIP Mid Cap Portfolio - Service Class (FMCS)

VIP Overseas Portfolio - Service Class (FOS)

VIP Value Strategies Portfolio - Service Class (FVSS)

GOLDMAN SACHS ASSET MANAGEMENT GROUP

Goldman Sachs Global Markets Navigator Fund - Service Shares (GVGMNS)

OPPENHEIMER FUNDS

Capital Appreciation Fund/VA - Non-Service Shares (OVGR)*

Global Securities Fund/VA - Non-Service Shares (OVGS)

International Growth Fund/VA - Non-Service Shares (OVIG)

Main Street Fund(R)/VA - Non-Service Shares (OVGI)

Main Street Small- & Mid-Cap Fund(R)/VA - Non-Service Shares (OVSC)

Global Strategic Income Fund/VA: Non-service Shares (OVSB)

PIMCO FUNDS

All Asset Portfolio - Administrative Class (PMVAAA)

CommodityRealReturn(R) Strategy Portfolio - Administrative Class (PMVRSA)

Foreign Bond Portfolio (Unhedged) - Administrative Class (PMVFBA)

Low Duration Portfolio - Administrative Class (PMVLDA)

Total Return Portfolio - Administrative Class (PMVTRA)

PUTNAM INVESTMENTS

VT Growth & Income Fund: Class IB (PVGIB)*

GUGGENHEIM INVESTMENTS

Variable Fund - Multi-Hedge Strategies (RVARS)

T. ROWE PRICE

Blue Chip Growth Portfolio - II (TRBCG2)

Equity Income Portfolio - II (TREI2)*

Health Sciences Fund, Inc. (TRHS)*

T. Rowe Price Health Sciences Portfolio (TRHSP)

Health Sciences Portfolio - II (TRHS2)

Limited-Term Bond Portfolio - II (TRLT2)*

VAN ECK ASSOCIATES CORPORATION

VIP Trust Global Hard Assets Fund - Initial Class (VWHA)

WADDELL & REED, INC.

Ivy Funds VIP - Pathfinder Moderately Aggressive - Managed Volatility (WRPMAV)

Ivy Funds VIP - Pathfinder Moderately Conservative - Managed Volatility (WRPMCV)*

Ivy Funds VIP - Pathfinder Moderate - Managed Volatility (WRPMMV)

Variable Insurance Portfolios - Asset Strategy (WRASP)

Variable Insurance Portfolios - Balanced (WRBP)

Variable Insurance Portfolios - Bond (WRBDP)

Variable Insurance Portfolios - Core Equity (WRCEP)

Variable Insurance Portfolios - Dividend Opportunities (WRDIV)

Variable Insurance Portfolios - Energy (WRENG)

Variable Insurance Portfolios - Global Bond (WRGBP)

Variable Insurance Portfolios - Global Natural Resources (WRGNR)

Variable Insurance Portfolios - Growth (WRGP)

Variable Insurance Portfolios - High Income (WRHIP)

Variable Insurance Portfolios - International Growth (WRIP)

Variable Insurance Portfolios - International Core Equity (WRI2P)

Variable Insurance Portfolios - Limited-Term Bond (WRLTBP)

Variable Insurance Portfolios - Micro Cap Growth (WRMIC)

Variable Insurance Portfolios - Mid Cap Growth (WRMCG)

Variable Insurance Portfolios - Money Market (WRMMP)

Variable Insurance Portfolios - Pathfinder Aggressive (WRPAP)

Variable Insurance Portfolios - Pathfinder Conservative (WRPCP)

Variable Insurance Portfolios - Pathfinder Moderate (WRPMP)

Variable Insurance Portfolios - Pathfinder Moderately Aggressive (WRPMAP)

Variable Insurance Portfolios - Pathfinder Moderately Conservative (WRPMCP)

Variable Insurance Portfolios - Real Estate Securities (WRRESP)

Variable Insurance Portfolios - Science and Technology (WRSTP)

Variable Insurance Portfolios - Small Cap Growth (WRSCP)

Variable Insurance Portfolios - Small Cap Value (WRSCV)

Variable Insurance Portfolios - Value (WRVP)

WELLS FARGO FUNDS

Advantage VT Small Cap Growth Fund - Class 2 (WFVSCG)

*	At December 31, 2016, contract owners were not invested in this fund.

The contract owners’ equity is affected by the investment results of each fund, equity transactions by contract owners and certain policy and asset charges (see notes 2 and 3). The accompanying financial statements include only contract owners’ purchase payments pertaining to the variable portions of their contracts and exclude any purchase payments for fixed dollar benefits, the latter being included in the accounts of the Company.

A contract owner may choose from among a number of different underlying mutual fund options. The underlying mutual fund options are not available to the general public directly. The underlying mutual funds are available as investment options in variable life insurance policies or variable annuity contracts issued by life insurance companies or, in some cases, through participation in certain qualified pension or retirement plans.

Some of the underlying mutual funds have been established by investment advisers which manage publicly traded mutual funds having similar names and investment objectives. While some of the underlying mutual funds may be similar to, and may in fact be modeled after, publicly traded mutual funds, the underlying mutual funds are not otherwise directly related to any publicly traded mutual fund. Consequently, the investment performance of publicly traded mutual funds and any corresponding underlying mutual funds may differ substantially.

A purchase payment could be presented as a negative equity transaction in the Statements of Changes in Contract Owners’ Equity if a prior period purchase payment is refunded to a contract owner due to a contract cancellation during the free look period, and/or if a gain is realized by the contract owner during the free look period.

The Company allocates purchase payments to sub-accounts and/or the fixed account as instructed by the contract owner. Shares of the sub-accounts are purchased at Net Asset Value, then converted into accumulation units. Certain transactions may be subject to conditions imposed by the underlying mutual funds, as well as those set forth in the contract.

(c) Security Valuation, Transactions and Related Investment Income

Investments in underlying mutual funds are valued at the closing Net Asset Value per share at December 31, 2016 of such funds. The cost of investments sold is determined on a first in - first out basis. Investment transactions are accounted for on the trade date (date the order to buy or sell is executed), and dividends and capital gain distributions are accrued as of the ex-dividend date and are reinvested in the underlying mutual funds.

(d) Federal Income Taxes

Operations of the Account form a part of, and are taxed with, operations of the Company, which is taxed as a life insurance company under the provisions of the Internal Revenue Code. The Company does not provide for income taxes within the Account. Taxes are generally the responsibility of the contract owner upon termination or withdrawal.

(e) Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with U.S. Generally Accepted Accounting Principles may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(f) Recently Issued Accounting Standards

There are no recently issued accounting standards applicable to the Account.

(g) Subsequent Events

The Company evaluated subsequent events through the date the financial statements were issued with the Securities and Exchange Commission, and no subsequent events have occurred requiring accrual or disclosure.

(h) Securities and Exchange Commission Regulations

On October 13, 2016, the Securities and Exchange Commission amended Regulation S-X, which will require standardized, enhanced disclosure about derivatives in investment company financial statements, as well as other amendments. The compliance date for the amendments to Regulation S-X is August 1, 2017. Management is currently evaluating the impact to the financial statements and disclosures.

(2) Policy Charges

(a) Deductions from Premium

For Nationwide® Options Select and Nationwide MarathonSM VUL contracts, the Company currently deducts 0.50% from each premium payment (up to 2.50% maximum) to cover sales expenses. The Company also deducts 3.50% from each premium payment to cover premium taxes.

For Nationwide YourLife® Accumulation VUL contracts, the Company currently deducts 2.50% from each premium payment (maximum is 2.50%) to cover sales expenses. The Company also deducts 3.50% from each premium payment to cover premium taxes.

For Nationwide MarathonSM Performance VUL contracts, the Company currently deducts 5.50% from each premium (the maximum is 6.50%) to cover sales expenses if the Accumulation Rider is not elected. If the Accumulation Rider is elected, the Company currently deducts 2.50% from each premium payment (the maximum is 2.50%) to cover sales expenses. The Company also deducts 3.50% from each premium to cover premium taxes, regardless of whether the Accumulation Rider has been elected.

For Nationwide YourLife® Protection VUL contracts, the Company currently deducts 6.50% from each premium (the maximum is 6.50%) to cover sales expenses. The Company also deducts 3.50% from each premium to cover premium taxes.

For Nationwide YourLife® Survivorship VUL contracts, the Company currently deducts 4.50% from each premium (the maximum is 6.50%) to cover sales expenses. The Company also deducts 3.50% from each premium to cover premium taxes.

The Company may, at its sole discretion, reduce the sales loading.

For the periods ended December 31, 2016 and 2015, total front-end sales charge deductions were $10,430,227 and $10,234,547, respectively and were recognized as a reduction of purchase payments on the Statements of Changes in Contract Owners’ Equity.

(b) Cost of Insurance

A cost of insurance charge is assessed monthly against each contract by liquidating units. The amount of the charge varies widely and is based upon age, sex, rate class and net amount at risk (death benefit less total contract value).

(c) Administrative Charges

For all contracts, the Company currently deducts a short-term trading fee of 1.00% of an amount allocated to a sub account and transferred from that sub account within 60 days of that allocation.

For Nationwide® Options Select and Nationwide MarathonSM VUL contracts, the Company currently deducts a $10 administrative charge per policy per month (maximum of $20 per policy per month) taken proportionally from the sub accounts and any companion fixed funds of the contract.

For Nationwide YourLife® Protection VUL contracts and Nationwide MarathonSM Performance VUL, if the Accumulation Rider is not elected, the Company currently deducts a $20 administrative charge per month (which is also the maximum charge) in the first policy year and $5 per month thereafter.

For Nationwide YourLife® Accumulation VUL contracts and Nationwide MarathonSM Performance VUL, if the Accumulation Rider is elected, the Company currently deducts a $25 administrative charge per month (which is also the maximum charge) in the first policy year and $10 per month thereafter.

For Nationwide® Options Select contracts, the Company currently deducts a monthly underwriting and distribution charge on the first $250,000 of Specified Amount. The current underwriting and distribution charge is $0.15 per $1,000 of Specified Amount for Insureds younger than 50 as of the

Policy Date, and $0.17 per $1,000 of Specified Amount for Insureds 50 or older as of the Policy Date. The maximum guaranteed charge is $0.20 per $1,000 of Specified Amount.

For MarathonSM Performance VUL contracts, if the Accumulation Rider is not elected, the guaranteed maximum underwriting and distribution charge for all ages is $0.20 per $1,000 of the first $250,000 of Base Policy Specified Amount and $0.10 per $1,000 of Base Policy Specified Amount in excess of $250,000. Currently, the Company charges rates lower than the guaranteed maximum. Any change in current rates will be applied uniformly for Insureds with the same issue age, Base Policy Specified Amount, and Death Benefit option in effect at the time of determination.

For MarathonSM Performance VUL contracts, if the Accumulation Rider is elected, the guaranteed maximum underwriting and distribution charge is of $1.18 per $1,000 of the first $250,000 of Base Policy Specified Amount and $1.01 per $1,000 of Base Policy Specified Amount in excess of $250,000. Currently, the Company may charge rates lower than the guaranteed maximums. Any change in current rates will be applied uniformly for Insureds with the same issue age, Base Policy Specified Amount, and Death Benefit option in effect at the time of determination.

For Nationwide MarathonSM contracts, the Company currently deducts a monthly underwriting and distribution charge of $0.10 per $1,000 of the first $250,000 of Specified Amount. The maximum guaranteed charge is $0.20 per $1,000 of the first $250,000 of Specified Amount.

For Nationwide YourLife® Protection VUL contracts, the current Underwriting and Distribution Charge is $0.20 per $1,000 of the first $250,000 of Base Policy Specified Amount and $0.05 per $1,000 of Base Policy Specified Amount in excess of $250,000. The maximum guaranteed Underwriting and Distribution Charge is $0.20 per $1,000 of the first $250,000 of Specified Amount, and $0.10 per $1,000 of Specified Amount in excess of $250,000.

For Nationwide YourLife® Accumulation VUL contracts, the Company currently deducts a monthly underwriting and distribution charge varies by policy based on the length of time the policy has been In Force, the Attained Age of the Insured at the time of issue, Death Benefit option in effect, and the Base Policy Specified Amount. The maximum guaranteed charge is $1.18 per $1,000 of the first $250,000 of Specified Amount, and $1.01 per $1,000 of Specified Amount in excess of $250,000.

For Nationwide YourLife® Survivorship VUL contracts, the monthly underwriting and distribution charge varies by the Insureds' attained ages, sexes and Base Policy Specified Amount. The maximum guaranteed underwriting and distribution charge is $0.74 per $1,000 of Specified Amount.

The charges above are assessed against each contract by liquidating units.

(d) Surrender Charges

Policy surrenders result in a redemption of the contract value from the Account and payment of the surrender proceeds to the contract owner or designee. The surrender proceeds consist of the contract value, less any outstanding policy loans, and less a surrender charge, if applicable. The amount of the charge is based upon a specified percentage of the initial surrender charge which varies by issue age, sex and rate class.

For Nationwide YourLife® Protection VUL contracts, the charge is 100% of the initial surrender charge from the first through second or third year, depending on the Insured’s age at the time of policy issuance. Thereafter, the charge will begin to decline over time to 0% of the initial surrender charge in the thirteenth year or fifteenth year, depending on the Insured’s age at the time of policy issuance.

For both the Nationwide® Options Select and Nationwide MarathonSM VUL contracts, the charge is 100% of the initial surrender charge from the first through second or third year, depending on the Insured’s age at the time of policy issuance. Thereafter, the charge will begin to decline over time to 0% of the initial surrender charge in the eleventh year or thirteenth year, depending on the Insured’s age at the time of policy issuance.

For Nationwide YourLife® Accumulation VUL contracts, the charge is 100% of the initial surrender charge from the first, through second or fourth year, depending on the Insured’s age at the time of policy issuance. Thereafter, the charge will begin to and decline over time to 0% of the initial surrender charge in the eleventh year.

For MarathonSM Performance VUL contracts without the Accumulation Rider, the charge is 100% of the initial surrender charge from the first through second or third year, depending on the Insured’s age at the time of policy issuance. Thereafter, the charge will begin to decline over time to 0% of the initial surrender charge in the thirteenth year or fifteenth year, depending on the Insured’s age at the time of policy issuance. For MarathonSM Performance VUL contracts with the Accumulation Rider, the charge is 100% of the initial surrender charge from the first, through second or fourth year, depending on the Insured’s age at the time of policy issuance. Thereafter, the charge will begin to and decline over time to 0% of the initial surrender charge in the eleventh year. The Company may waive the surrender charge for certain contracts in which the sales expenses normally associated with the distribution of a contract are not incurred.

For Nationwide YourLife® Survivorship VUL contracts, the surrender charge is assessed during the first fifteen policy years upon surrender, policy lapse, or certain Base Policy Specified Amount decreases. For policies issued prior to January 1, 2014, the maximum surrender charge that may be assessed for any segment of coverage is $50 per $1,000 of Base Policy Specified Amount and the minimum is $0.52 per $1,000 of Base Policy Specified Amount. For policies issued on and after to January 1, 2014, the maximum surrender charge that may be assessed for any segment of coverage is $44.16 per $1,000 of Base Policy Specified Amount and the minimum is $0.78 per $1,000 of Base Policy Specified Amount.

The charges above are assessed against each contract by liquidating units.

(3) Asset Charges

The Company deducts a charge related to the assumption of mortality and expense risk.

For Nationwide YourLife® Accumulation VUL contracts, the current charge is 0% of variable contract value on an annualized basis, with a guaranteed maximum charge of 0.30 % of the variable contract value on an annualized basis.

The amount of the charge for other contracts may vary based on the policy year and the amount of the contract value. The tables below show by product the amount of the charge on an annualized basis, current charges, and charge variation based on policy year and contract value.

Nationwide® Options Select contracts

Policy Years	Charge for First $25,000 in Variable Contract Value (Annualized)	Charge for Next $225,000 in Variable Contract Value (Annualized)	Charge for Variable Contract Value in Excess Of $250,000 (Annualized)
1 through 10	0.60%	0.30%	0.10%
11 through 20	0.30%	0.20%	0.05%
21 and later	0.00%	0.00%	0.00%

Note: the guaranteed maximum for all contracts is 0.60% on an annualized basis.

Nationwide MarathonSM VUL contracts

Policy Years	Charge for First $25,000 in Variable Contract Value (Annualized)	Charge for Next $225,000 in Variable Contract Value (Annualized)	Charge for Variable Contract Value in Excess Of $250,000 (Annualized)
1 through 10	0.60%	0.30%	0.10%
11 through 20	0.30%	0.10%	0.00%
21 and later	0.00%	0.00%	0.00%

Note: the guaranteed maximum for all contracts is 0.60% on an annualized basis.

Nationwide®YourLifeSM Protection VUL contracts

Policy Years	Charge for First $250,000 in Variable Contract Value (Annualized)	Charge for Variable Contract Value in Excess Of $250,000 (Annualized)
1 through 15	0.80%	0.30%
16 or later	0.30%	0.20%

Note: the guaranteed maximum for all contracts is 0.80% on an annualized basis.

Nationwide MarathonSM Performance VUL contracts

For contracts that do not elect the accumulation rider, the charge will be deducted in accordance with the table below.

Policy Years	Charge for First $250,000 in Variable Contract Value (Annualized)	Charge for Variable Contract Value in Excess Of $250,000 (Annualized)
1 through 15	0.80%	0.30%
16 or later	0.30%	0.20%

Note: the guaranteed maximum for all contracts not electing that accumulation rider is 0.80% on an annualized basis. If you do elect the accumulations rider, the maximum guaranteed charge is equal to an annualized rate of 0.30% of variable contract value for all policy years and the current charge is 0.00%.

Nationwide YourLife® Survivorship VUL contracts

Policy Years	Charge for First $250,000 in Variable Contract Value (Annualized)	Charge for Variable Contract Value in Excess Of $250,000 (Annualized)
1 through 15	0.80%	0.50%
16 through 20	0.50%	0.50%
21 or later	0.00%	0.00%

Note: the guaranteed maximum for all contracts is 0.80% on an annualized basis of all variable account cash value for policy years 1-15, 0.50% on an annualized basis for all variable cash value for policy years 16-20 and 0.30% for policy year 21 and later.

The charges above are assessed against each contract by liquidating units.

(4) Death Benefits

Death benefit proceeds result in a redemption of the contract value from the Account and payment of those proceeds, less any outstanding policy loans (and policy charges), to the legal beneficiary. In the event that the guaranteed death benefit exceeds the contract value on the date of death, the excess is paid by the Company’s general account.

(5) Policy Loans (Net of Repayments)

Contract provisions allow contract owners to borrow 90% of a policy’s variable cash surrender value plus 100% of a policy’s fixed cash surrender value less applicable value of surrender charge. Interest is charged on the outstanding loan and is due and payable in advance on the policy anniversary. For Nationwide® Options Select, Nationwide MarathonSM VUL, Nationwide YourLife® Accumulation VUL contracts and Nationwide YourLife® Survivorship VUL the maximum guaranteed loan interest charged is 3.90% on the outstanding loan. For the Nationwide YourLife® Protection and Nationwide MarathonSM Performance VUL contracts the maximum guaranteed loan interest charged is 4.50%, except for contract owners electing the accumulation rider on the Nationwide MarathonSM Performance in which case the maximum guaranteed loan interest charged is 3.90%. Current loan interest charged may vary. At the time the loan is granted, the amount of the loan is transferred from the Account to the Company’s general account as collateral for the outstanding loan.

Collateral amounts in the general account are credited with the stated rate of interest in effect at the time the loan is made, subject to a guaranteed minimum rate. Interest credited is paid by the Company’s general account to the Account. Loan repayments result in a transfer of collateral including interest credited back to the Account.

(6) Related Party Transactions

The Company performs various services on behalf of the mutual fund companies in which the Account invests and may receive fees for the services performed. These services include, among other things, shareholder communications, postage, fund transfer agency and various other record keeping and customer service functions. These fees are paid to an affiliate of the Company.

Contract owners may, with certain restrictions, transfer their assets between the Account and a fixed dollar contract (fixed account) maintained in the accounts of the Company. These transfers are the result of the contract owner executing fund exchanges. Fund exchanges from the Account to the fixed account are included in surrenders, and fund exchanges from the fixed account to the Account are included in purchase payments received from contract owners, as applicable, on the accompanying Statements of Changes in Contract Owners’ Equity. Policy loan transactions (note 5), executed at the direction of the contract owner, also result in transfers between the Account and the fixed account of the Company, but are included in Net Policy Repayments (Loans). The fixed account assets are not reflected in the accompanying financial statements. For the years ended December 31, 2016 and 2015, total transfers to the Account from the fixed account were $20,185,272 and $15,276,719, respectively, and total transfers from the Account to the fixed account were $13,602,140 and $11,180,869, respectively.

(7) Fair Value Measurement

FASB ASC 820, Fair Value Measurements and Disclosures, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Account generally uses the market approach as the valuation technique due to the nature of the mutual fund investments offered in the Account. This technique maximizes the use of observable inputs and minimizes the use of unobservable inputs.

In accordance with FASB ASC 820, the Account categorized its financial instruments into a three level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument in its entirety.

The Account categorizes financial assets recorded at fair value as follows:

•

Level 1 – Unadjusted quoted prices accessible in active markets and mutual funds where the value per share (unit) is determined and published and is the basis for current transactions for identical assets or liabilities at the measurement date.

•

Level 2 – Unadjusted quoted prices for similar assets or liabilities in active markets or inputs (other than quoted prices) that are observable or that are derived principally from or corroborated by observable market data through correlation or other means.

•

Level 3 – Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Inputs reflect management’s best estimate about the assumptions market participants would use at the measurement date in pricing the asset or liability. Consideration is given to the risk inherent in both the method of valuation and the valuation inputs.

The Account recognizes transfers between fair value hierarchy levels at the reporting period end. There were no transfers between Level 1 and 2 as of December 31, 2016.

The following table summarizes assets measured at fair value on a recurring basis as of December 31, 2016:

	Level 1	Level 2	Level 3	Total
Separate Account Investments	$676,467,867	$-	$-	$676,467,867

The cost of purchases and proceeds from sales of Investments for the year ended December 31, 2016 are as follows:

	Purchase of Investments	Sales of Investments
VPS Dynamic Asset Allocation Portfolio - Class A (ALVDAA)	$24,571	$65,721
VP Inflation Protection Fund - Class I (ACVIP1)	2,121,657	185,980
Global Allocation V.I. Fund - Class I (BRVGA1)	1,197,953	582,637
Global Allocation V.I. Fund - Class II (MLVGA2)	39,220	560,584
VIP Small Cap Value Series: Service Class (DWVSVS)	973,754	151,083
VA Global Bond Portfolio (DFVGB)	3,123,627	203,492
VA Inflation-Protected Securities Portfolio (DFVIPS)	63,800	456
VA International Small Portfolio (DFVIS)	3,265,102	291,726
VA International Value Portfolio (DFVIV)	3,386,574	235,555
VA Short-Term Fixed Portfolio (DFVSTF)	3,147,796	148,978
VA U.S. Large Value Portfolio (DFVULV)	3,816,738	159,238
VA U.S. Targeted Value Portfolio (DFVUTV)	2,955,816	307,335
Stock Index Fund, Inc. - Initial Shares (DSIF)	2,431,085	926,143
Global Income Builder VIP - Class A (DSGIBA)	495,551	455,585
Franklin Income Securities Fund - Class 2 (FTVIS2)	71,385	107,215
Rising Dividends Securities Fund - Class 1 (FTVRDI)	10,405	13,599
Small Cap Value Securities Fund - Class 1 (FTVSVI)	619,836	345,248
Templeton Developing Markets Securities Fund - Class 2 (FTVDM2)	41,554	119,014
Templeton Foreign Securities Fund - Class 2 (TIF2)	40,448	38,799
Templeton Global Bond Securities Fund - Class 2 (FTVGI2)	14,733	380,835
VIP Founding Funds Allocation Fund - Class 2 (FTVFA2)	100,743	49,763
VIP Trust - Franklin Income VIP Fund: Class 1 (FTVIS1)	641,248	214,456
VIP Trust - Franklin Founding Funds Allocation VIP Fund: Class 1 (FTVFA1)	131,815	162,392
VIP Trust - Templeton Global Bond VIP Fund: Class 1 (FTVGB1)	785,615	259,971
Van Kampen V.I. Mid Cap Growth Fund - Series I Shares (IVKMG1)	39,532	28,364
Balanced-Risk Allocation Fund: Series I Shares (IVBRA1)	1,456,036	101,959
Forty Portfolio: Service Shares (JACAS)	1,153,631	436,454
Global Technology Portfolio: Service Shares (JAGTS)	1,222,350	390,452
Overseas Portfolio: Service Shares (JAIGS)	463,460	325,056
Series Fund, Inc. - Total Return Portfolio - Class VC (LOVTRC)	8,094	322
M Large Cap Value Fund (MFBOV)	532,329	179,949
M Capital Appreciation Fund (MFFCA)	340,464	133,089
M International Equity Fund (MFBIE)	271,040	196,820
M Large Cap Growth Fund (MFTCG)	529,800	239,635
Var Insurance Trust II - MFS Investors Growth Stock Portfolio: Initial Class (MV2IGI)	1,071	399
Variable Insurance Trust II - MFS International Value Portfolio - Initial Class (MVIVIC)	2,512,665	177,585
Variable Insurance Trust - MFS New Discovery Series - Intital Class (MNDIC)	433,894	195,010

Value Series - Initial Class (MVFIC)	2,879,422	609,636
Variable Insurance Trust II - MFS International Value Portfolio - Service Class (MVIVSC)	5,133	7,402
Core Plus Fixed Income Portfolio - Class I (MSVFI)	42,964	59,459
NVIT Investor Destinations Managed Growth and Income Class I (IDPGI)	238,497	249,628
NVIT Investor Destinations Managed Growth Class I (IDPG)	766,673	61,334
NVIT Cardinal Managed Growth and Income Class I (NCPGI)	659,432	55,018
NVIT Cardinal Managed Growth Class I (NCPG)	386,799	58,336
NVIT Bond Index Fund Class I (NVBX)	987,565	129,797
NVIT International Index Fund Class I (NVIX)	494,550	89,558
American Century NVIT Multi Cap Value Fund - Class I (NVAMV1)	2,765,002	526,339
American Funds NVIT Asset Allocation Fund - Class II (GVAAA2)	5,970,961	729,365
American Funds NVIT Bond Fund - Class II (GVABD2)	107,911	67,441
American Funds NVIT Global Growth Fund - Class II (GVAGG2)	1,395,037	593,974
American Funds NVIT Growth Fund - Class II (GVAGR2)	1,221,341	661,352
American Funds NVIT Growth-Income Fund - Class II (GVAGI2)	671,143	195,165
Federated NVIT High Income Bond Fund - Class I (HIBF)	1,015,808	831,918
NVIT Emerging Markets Fund - Class I (GEM)	2,404,321	731,378
NVIT International Equity Fund - Class I (GIG)	109,876	171,149
Nationwide Variable Insurance Trust - NVIT International Equity Fund: Class II (NVIE6)	2,714	20,587
Neuberger Berman NVIT Multi Cap Opportunities Fund - Class I (NVNMO1)	57,209	25,338
Neuberger Berman NVIT Socially Responsible Fund - Class II (NVNSR2)	369,613	272,333
NVIT Cardinal Aggressive Fund - Class I (NVCRA1)	3,678,334	562,928
NVIT Cardinal Balanced Fund - Class I (NVCRB1)	2,100,306	307,301
NVIT Cardinal Capital Appreciation Fund - Class I (NVCCA1)	5,996,501	935,757
NVIT Cardinal Conservative Fund - Class I (NVCCN1)	787,827	565,236
NVIT Cardinal Moderate Fund - Class I (NVCMD1)	5,800,104	1,198,564
NVIT Cardinal Moderately Aggressive Fund - Class I (NVCMA1)	9,273,872	1,611,272
NVIT Cardinal Moderately Conservative Fund - Class I (NVCMC1)	813,293	645,963
NVIT Core Bond Fund - Class I (NVCBD1)	211,865	115,918
NVIT Core Plus Bond Fund - Class I (NVLCP1)	736,701	552,253
NVIT Nationwide Fund - Class I (TRF)	473,437	89,928
NVIT Government Bond Fund - Class I (GBF)	1,058,560	583,829
NVIT International Index Fund - Class II (GVIX2)	381,494	208,367
NVIT Investor Destinations Aggressive Fund - Class II (GVIDA)	301,161	198,870
NVIT Investor Destinations Balanced Fund - Class II (NVDBL2)	44,841	88,920
NVIT Investor Destinations Capital Appreciation Fund - Class II (NVDCA2)	91,842	648,595
NVIT Investor Destinations Conservative Fund - Class II (GVIDC)	55,072	75,916
NVIT Investor Destinations Moderate Fund - Class II (GVIDM)	368,502	1,178,295
NVIT Investor Destinations Moderately Aggressive Fund - Class II (GVDMA)	968,413	1,966,275
NVIT Investor Destinations Moderately Conservative Fund - Class II (GVDMC)	44,207	271,985
NVIT Mid Cap Index Fund - Class I (MCIF)	2,929,079	395,405
NVIT Money Market Fund - Class I (SAM)	1,309,803	1,551,976
NVIT Money Market Fund - Class V (SAM5)	24,786,216	27,536,173
NVIT Multi-Manager International Growth Fund - Class I (NVMIG1)	292,169	94,484
NVIT Multi-Manager International Value Fund - Class I (GVDIVI)	376,339	112,095
NVIT Multi-Manager Large Cap Growth Fund - Class I (NVMLG1)	773,861	279,267
NVIT Multi-Manager Large Cap Value Fund - Class I (NVMLV1)	857,512	307,094
NVIT Multi-Manager Mid Cap Growth Fund - Class I (NVMMG1)	965,862	477,954
NVIT Multi-Manager Mid Cap Value Fund - Class I (NVMMV1)	3,703,423	280,029
NVIT Multi-Manager Mid Cap Value Fund - Class II (NVMMV2)	141,419	279,659
NVIT Multi-Manager Small Cap Growth Fund - Class I (SCGF)	813,252	385,256
NVIT Multi-Manager Small Cap Value Fund - Class I (SCVF)	2,429,573	565,141
NVIT Multi-Manager Small Company Fund - Class I (SCF)	624,289	271,732
NVIT Multi-Sector Bond Fund - Class I (MSBF)	610,047	466,683
NVIT Short Term Bond Fund - Class I (NVSTB1)	337,671	228,342
NVIT Short Term Bond Fund - Class II (NVSTB2)	59,985	62,595
NVIT Large Cap Growth Fund - Class I (NVOLG1)	5,395,753	845,043
NVIT Investor Destinations Aggressive Fund - Class P (NVIDAP)	4,291,975	422,990
NVIT Investor Destinations Balanced Fund - Class P (NVDBLP)	1,648,259	378,780
NVIT Investor Destinations Capital Appreciation Fund - Class P (NVDCAP)	1,575,930	429,022
NVIT Investor Destinations Conservative Fund - Class P (NVIDCP)	532,656	211,231
NVIT Investor Destinations Moderate Fund - Class P (NVIDMP)	5,665,557	909,175
NVIT Investor Destinations Moderately Aggressive Fund - Class P (NVDMAP)	12,260,068	1,595,299
NVIT Investor Destinations Moderately Conservative Fund - Class P (NVDMCP)	797,732	299,550
Templeton NVIT International Value Fund - Class III (NVTIV3)	167,819	77,651
Invesco NVIT Comstock Value Fund - Class I (EIF)	276,618	131,187
NVIT Real Estate Fund - Class I (NVRE1)	3,609,649	480,475
Loring Ward NVIT Capital Appreciation Fund - Class P (NVLCAP)	111,379	11,348
Loring Ward NVIT Moderate Fund - Class P (NVLMP)	155,637	87,508

NVIT Small Cap Index Fund Class II (NVSIX2)	3,061,438	209,490
NVIT S&P 500 Index Fund Class I (GVEX1)	11,946,053	2,562,527
Short Duration Bond Portfolio - I Class Shares (AMTB)	70,112	27,490
Mid-Cap Growth Portfolio - S Class Shares (AMMCGS)	3,652	31,746
Socially Responsive Portfolio - I Class Shares (AMSRS)	11,056	17,302
TOPS Managed Risk Balanced ETF Portfolio - Class 3 (NOTB3)	871,988	90,629
TOPS Managed Risk Growth ETF Portfolio - Class 3 (NOTG3)	640,833	150,015
TOPS Managed Risk Moderate Growth ETF Portfolio - Class 3 (NOTMG3)	1,255,917	50,969
VPS Small/Mid Cap Value Portfolio - Class A (ALVSVA)	940,923	274,451
VP Inflation Protection Fund - Class II (ACVIP2)	45,559	95,211
VP Mid Cap Value Fund - Class I (ACVMV1)	1,103,345	308,221
Small Cap Stock Index Portfolio - Service Shares (DVSCS)	1,097,269	514,608
Appreciation Portfolio - Initial Shares (DCAP)	521,643	304,301
Quality Bond Fund II - Primary Shares (FQB)	173,642	69,593
VIP Energy Portfolio - Service Class 2 (FNRS2)	1,060,253	813,181
VIP Equity-Income Portfolio - Service Class (FEIS)	1,351,883	488,961
VIP Freedom Fund 2010 Portfolio - Service Class (FF10S)	505,378	94,610
VIP Freedom Fund 2020 Portfolio - Service Class (FF20S)	486,783	765,987
VIP Freedom Fund 2030 Portfolio - Service Class (FF30S)	914,903	203,166
VIP Growth Portfolio - Service Class (FGS)	2,981,478	1,431,000
VIP Investment Grade Bond Portfolio - Service Class (FIGBS)	879,891	218,081
VIP Mid Cap Portfolio - Service Class (FMCS)	1,922,032	814,631
VIP Overseas Portfolio - Service Class (FOS)	516,614	206,213
VIP Value Strategies Portfolio - Service Class (FVSS)	573	8,492
Goldman Sachs Global Markets Navigator Fund - Service Shares (GVGMNS)	22,231	12,344
Global Securities Fund/VA - Non-Service Shares (OVGS)	1,036,113	763,772
International Growth Fund/VA - Non-Service Shares (OVIG)	614,783	57,490
Main Street Fund(R)/VA - Non-Service Shares (OVGI)	771,283	245,341
Main Street Small- & Mid-Cap Fund(R)/VA - Non-Service Shares (OVSC)	417,912	260,029
Global Strategic Income Fund/VA: Non-service Shares (OVSB)	49,577	38,780
All Asset Portfolio - Administrative Class (PMVAAA)	143,858	82,524
CommodityRealReturn(R) Strategy Portfolio - Administrative Class (PMVRSA)	749,275	60,812
Foreign Bond Portfolio (Unhedged) - Administrative Class (PMVFBA)	153,620	154,254
Low Duration Portfolio - Administrative Class (PMVLDA)	1,016,160	872,440
Total Return Portfolio - Administrative Class (PMVTRA)	1,587,871	715,894
VI American Franchise Fund - Series I Shares (ACEG)	5,672	7,187
VI Mid Cap Core Equity Fund: Series I Shares (AVMCCI)	39,382	9,892
Variable Fund - Multi-Hedge Strategies (RVARS)	114,471	29,517
T. Rowe Price Health Sciences Portfolio (TRHSP)	2,051,398	861,790
Health Sciences Portfolio - II (TRHS2)	217,361	732,118
VIP Trust Global Hard Assets Fund - Initial Class (VWHA)	650,913	668,121
Ivy Funds VIP - Pathfinder Moderately Aggressive - Managed Volatility (WRPMAV)	98,708	20,005
Ivy Funds VIP - Pathfinder Moderate - Managed Volatility (WRPMMV)	67,030	13,566
Variable Insurance Portfolios - Asset Strategy (WRASP)	1,247,414	1,844,410
Variable Insurance Portfolios - Balanced (WRBP)	173,101	45,745
Variable Insurance Portfolios - Bond (WRBDP)	73,838	68,285
Variable Insurance Portfolios - Core Equity (WRCEP)	202,305	69,136
Variable Insurance Portfolios - Dividend Opportunities (WRDIV)	102,097	83,928
Variable Insurance Portfolios - Energy (WRENG)	43,153	35,570
Variable Insurance Portfolios - Global Bond (WRGBP)	21,303	3,079
Variable Insurance Portfolios - Global Natural Resources (WRGNR)	62,434	57,984
Variable Insurance Portfolios - Growth (WRGP)	174,046	149,854
Variable Insurance Portfolios - High Income (WRHIP)	650,277	681,067
Variable Insurance Portfolios - International Growth (WRIP)	85,354	92,412
Variable Insurance Portfolios - International Core Equity (WRI2P)	62,409	61,290
Variable Insurance Portfolios - Limited-Term Bond (WRLTBP)	11,935	2,337
Variable Insurance Portfolios - Micro Cap Growth (WRMIC)	61,608	41,310
Variable Insurance Portfolios - Mid Cap Growth (WRMCG)	265,103	115,969
Variable Insurance Portfolios - Money Market (WRMMP)	153,210	155,280
Variable Insurance Portfolios - Pathfinder Aggressive (WRPAP)	355,424	225,046
Variable Insurance Portfolios - Pathfinder Conservative (WRPCP)	78,674	47,180
Variable Insurance Portfolios - Pathfinder Moderate (WRPMP)	690,288	199,503
Variable Insurance Portfolios - Pathfinder Moderately Aggressive (WRPMAP)	1,050,260	102,252
Variable Insurance Portfolios - Pathfinder Moderately Conservative (WRPMCP)	100,736	67,891
Variable Insurance Portfolios - Real Estate Securities (WRRESP)	70,106	47,404
Variable Insurance Portfolios - Science and Technology (WRSTP)	244,042	96,723
Variable Insurance Portfolios - Small Cap Growth (WRSCP)	94,126	79,476
Variable Insurance Portfolios - Small Cap Value (WRSCV)	51,963	54,013
Variable Insurance Portfolios - Value (WRVP)	68,900	41,380

Advantage VT Small Cap Growth Fund - Class 2 (WFVSCG)	214,973	63,830
American Century NVIT Growth Fund - Class I (Obsolete) (CAF)	750,171	2,217,254

	$221,033,313	$87,603,081

(8) Financial Highlights

The following tabular presentation is a summary of units, unit fair values, contract owners' equity outstanding and contract expense rates for variable life contracts as of December 31, 2016, and the investment income ratio and total return for each of the periods in the five year period ended December 31, 2016. Total return and investment income ratio for periods with no ending contract owners’ equity were considered to be irrelevant, and therefore are not presented.

	Contract Expense Rate*	Units	Unit Fair Value	Contract Owners’ Equity	Investment Income Ratio**	Total Return***
VPS Dynamic Asset Allocation Portfolio - Class A (ALVDAA)
2016	0.00%	9,543	$12.32	$117,614	0.89%	3.59%
2015	0.00%	13,015	11.90	154,846	0.76%	-1.09%
2014	0.00%	5,625	12.03	67,662	0.59%	4.45%
2013	0.00%	4,308	11.52	49,612	0.38%	12.31%
2012	0.00%	593	10.25	6,081	0.02%	2.54%	****
VP Inflation Protection Fund - Class I (ACVIP1)
2016	0.00%	759,508	10.16	7,720,100	2.12%	4.71%
2015	0.00%	586,893	9.71	5,697,440	2.17%	-2.28%
2014	0.00%	422,946	9.93	4,201,701	1.52%	3.58%
2013	0.00%	284,870	9.59	2,732,232	1.72%	-8.21%
2012	0.00%	126,254	10.45	1,319,294	2.11%	4.50%	****
Global Allocation V.I. Fund - Class I (BRVGA1)
2016	0.00%	836,360	12.49	10,442,277	1.35%	4.11%
2015	0.00%	797,102	11.99	9,558,850	1.56%	-0.71%
2014	0.00%	448,110	12.08	5,412,182	2.56%	2.11%
2013	0.00%	330,149	11.83	3,905,089	1.53%	14.76%
2012	0.00%	168,112	10.31	1,732,764	2.37%	3.07%	****
Global Allocation V.I. Fund - Class II (MLVGA2)
2016	0.00%	129,853	17.10	2,220,988	1.03%	3.96%
2015	0.00%	162,940	16.45	2,680,815	0.96%	-0.87%
2014	0.00%	175,251	16.60	2,908,631	2.06%	1.97%
2013	0.00%	178,390	16.28	2,903,626	0.94%	14.55%
2012	0.00%	267,159	14.21	3,796,122	1.28%	10.14%
VIP Small Cap Value Series: Service Class (DWVSVS)
2016	0.00%	112,644	15.98	1,800,418	0.72%	31.08%
2015	0.00%	56,660	12.19	690,859	0.43%	-6.46%
2014	0.00%	39,303	13.04	512,330	0.06%	5.62%
2013	0.00%	2,026	12.34	25,005	0.00%	23.42%	****
VA Global Bond Portfolio (DFVGB)
2016	0.00%	854,690	10.89	9,308,800	1.95%	1.73%
2015	0.00%	607,216	10.71	6,501,268	1.91%	1.55%
2014	0.00%	345,929	10.54	3,647,287	2.76%	2.88%
2013	0.00%	160,180	10.25	1,641,501	0.81%	-0.35%
2012	0.00%	26,194	10.28	269,376	2.68%	2.84%	****
VA Inflation-Protected Securities Portfolio (DFVIPS)
2016	0.00%	6,285	9.98	62,732	1.56%	-0.19%	****
VA International Small Portfolio (DFVIS)
2016	0.00%	809,712	14.15	11,455,601	2.66%	6.23%
2015	0.00%	614,629	13.32	8,185,530	2.57%	5.81%
2014	0.00%	362,894	12.59	4,567,434	2.68%	-5.78%
2013	0.00%	193,191	13.36	2,580,630	4.15%	27.07%
2012	0.00%	25,432	10.51	267,348	4.45%	5.12%	****
VA International Value Portfolio (DFVIV)
2016	0.00%	919,267	12.46	11,454,027	3.70%	9.11%
2015	0.00%	665,525	11.42	7,600,222	3.87%	-6.96%
2014	0.00%	359,804	12.27	4,416,327	5.07%	-7.16%
2013	0.00%	168,169	13.22	2,223,308	4.41%	21.65%
2012	0.00%	24,556	10.87	266,868	5.75%	8.68%	****
VA Short-Term Fixed Portfolio (DFVSTF)
2016	0.00%	943,434	10.19	9,609,276	0.81%	0.79%
2015	0.00%	654,808	10.11	6,617,353	0.37%	0.30%
2014	0.00%	379,421	10.08	3,822,802	0.24%	0.15%
2013	0.00%	174,278	10.06	1,753,354	0.49%	0.25%
2012	0.00%	24,582	10.04	246,683	0.70%	0.35%	****
VA U.S. Large Value Portfolio (DFVULV)
2016	0.00%	817,777	19.23	15,722,765	2.25%	18.87%

	Contract Expense Rate*	Units	Unit Fair Value	Contract Owners’ Equity	Investment Income Ratio**	Total Return***
2015	0.00%	620,641	$16.17	$10,038,049	2.63%	-3.41%
2014	0.00%	368,268	16.74	6,166,301	2.33%	9.08%
2013	0.00%	210,726	15.35	3,234,571	2.74%	40.82%
2012	0.00%	20,482	10.90	223,260	3.48%	9.00%	****
VA U.S. Targeted Value Portfolio (DFVUTV)
2016	0.00%	579,722	19.68	11,409,596	1.22%	27.49%
2015	0.00%	441,322	15.44	6,812,864	1.57%	-5.23%
2014	0.00%	267,161	16.29	4,351,835	1.21%	3.71%
2013	0.00%	139,303	15.71	2,188,027	1.37%	44.62%
2012	0.00%	21,154	10.86	229,743	2.49%	8.60%	****
Stock Index Fund, Inc. - Initial Shares (DSIF)
2016	0.00%	571,839	23.44	13,405,210	2.04%	11.71%
2015	0.00%	530,391	20.99	11,130,581	1.83%	1.11%
2014	0.00%	541,663	20.76	11,242,662	1.79%	13.42%
2013	0.00%	465,920	18.30	8,526,017	1.87%	32.03%
2012	0.00%	442,173	13.86	6,128,642	2.17%	15.74%
Global Income Builder VIP - Class A (DSGIBA)
2016	0.00%	3,693	10.41	38,435	0.00%	4.07%	****
Franklin Income Securities Fund - Class 2 (FTVIS2)
2016	0.00%	39,077	18.22	712,110	4.96%	14.02%
2015	0.00%	43,229	15.98	690,891	4.69%	-7.05%
2014	0.00%	48,719	17.20	837,726	4.99%	4.62%
2013	0.00%	54,549	16.44	896,587	6.44%	13.94%
2012	0.00%	63,064	14.43	909,719	6.34%	12.65%
Rising Dividends Securities Fund - Class 1 (FTVRDI)
2016	0.00%	2,589	23.78	61,571	1.65%	16.33%
2015	0.00%	3,132	20.44	64,030	1.81%	-3.42%
2014	0.00%	3,832	21.17	81,111	1.33%	9.01%
2013	0.00%	3,483	19.42	67,633	1.85%	30.05%
2012	0.00%	2,903	14.93	43,345	1.79%	12.18%
Small Cap Value Securities Fund - Class 1 (FTVSVI)
2016	0.00%	103,018	27.33	2,815,105	1.02%	30.54%
2015	0.00%	107,498	20.93	2,250,365	0.93%	-7.18%
2014	0.00%	135,847	22.55	3,063,921	0.85%	0.88%
2013	0.00%	152,465	22.36	3,408,627	1.49%	36.50%
2012	0.00%	158,909	16.38	2,602,617	1.01%	18.75%
Templeton Developing Markets Securities Fund - Class 2 (FTVDM2)
2016	0.00%	35,039	8.90	311,956	0.87%	17.44%
2015	0.00%	43,295	7.58	328,218	2.16%	-19.60%
2014	0.00%	50,660	9.43	477,687	1.57%	-5.71%	****
Templeton Foreign Securities Fund - Class 2 (TIF2)
2016	0.00%	50,098	8.75	438,554	1.94%	7.18%
2015	0.00%	51,655	8.17	421,911	3.35%	-6.49%
2014	0.00%	69,093	8.73	603,521	2.03%	-12.65%	****
Templeton Global Bond Securities Fund - Class 2 (FTVGI2)
2016	0.00%	130,926	9.94	1,300,775	0.00%	2.94%
2015	0.00%	169,779	9.65	1,638,642	8.05%	-4.30%
2014	0.00%	193,513	10.09	1,951,719	5.54%	0.86%	****
VIP Founding Funds Allocation Fund - Class 2 (FTVFA2)
2016	0.00%	91,468	14.67	1,341,514	3.87%	13.18%
2015	0.00%	94,396	12.96	1,223,234	3.00%	-6.21%
2014	0.00%	100,715	13.82	1,391,573	2.78%	2.85%
2013	0.00%	103,801	13.43	1,394,493	11.97%	23.77%
2012	0.00%	110,914	10.85	1,203,888	2.99%	15.33%
VIP Trust - Franklin Income VIP Fund: Class 1 (FTVIS1)
2016	0.00%	202,177	13.62	2,753,636	4.99%	14.33%
2015	0.00%	177,624	11.91	2,115,917	4.68%	-6.84%

	Contract Expense Rate*	Units	Unit Fair Value	Contract Owners’ Equity	Investment Income Ratio**	Total Return***
2014	0.00%	169,320	$12.79	$2,165,033	5.08%	4.92%
2013	0.00%	137,679	12.19	1,677,857	6.46%	14.18%
2012	0.00%	103,061	10.67	1,099,975	3.26%	6.73%	****
VIP Trust - Franklin Founding Funds Allocation VIP Fund: Class 1 (FTVFA1)
2016	0.00%	40,156	14.68	589,544	3.89%	13.43%
2015	0.00%	45,600	12.94	590,222	3.24%	-5.93%
2014	0.00%	41,549	13.76	571,662	3.03%	3.05%
2013	0.00%	34,615	13.35	462,144	12.35%	24.14%
2012	0.00%	27,278	10.75	293,367	0.00%	7.55%	****
VIP Trust - Templeton Global Bond VIP Fund: Class 1 (FTVGB1)
2016	0.00%	364,803	11.12	4,057,460	0.00%	3.21%
2015	0.00%	315,893	10.78	3,404,244	7.77%	-4.10%
2014	0.00%	289,255	11.24	3,250,473	4.80%	2.12%
2013	0.00%	242,067	11.00	2,663,696	4.74%	1.89%
2012	0.00%	162,308	10.80	1,752,914	2.38%	8.00%	****
Van Kampen V.I. Mid Cap Growth Fund - Series I Shares (IVKMG1)
2016	0.00%	10,690	14.83	158,578	0.00%	0.76%
2015	0.00%	11,108	14.72	163,542	0.00%	1.21%
2014	0.00%	10,209	14.55	148,515	0.00%	8.04%
2013	0.00%	10,706	13.47	144,158	0.41%	37.01%
2012	0.00%	10,656	9.83	104,723	0.00%	-1.72%	****
Balanced-Risk Allocation Fund: Series I Shares (IVBRA1)
2016	0.00%	237,156	11.04	2,618,887	0.53%	11.64%
2015	0.00%	110,977	9.89	1,097,736	5.04%	-4.10%
2014	0.00%	46,256	10.31	477,104	0.00%	3.14%	****
Forty Portfolio: Service Shares (JACAS)
2016	0.00%	140,373	23.36	3,278,502	0.82%	1.94%
2015	0.00%	126,651	22.91	2,901,653	1.25%	11.94%
2014	0.00%	137,085	20.47	2,805,775	0.03%	8.47%
2013	0.00%	139,107	18.87	2,624,894	0.61%	30.89%
2012	0.00%	165,102	14.42	2,380,255	0.60%	23.86%
Global Technology Portfolio: Service Shares (JAGTS)
2016	0.00%	205,242	17.72	3,637,776	0.09%	13.85%
2015	0.00%	162,354	15.57	2,527,537	0.56%	4.65%
2014	0.00%	66,371	14.88	987,397	0.00%	9.35%
2013	0.00%	44,208	13.61	601,460	0.00%	35.39%
2012	0.00%	40,270	10.05	404,671	0.00%	0.49%	****
Overseas Portfolio: Service Shares (JAIGS)
2016	0.00%	266,508	8.56	2,280,544	5.09%	-6.71%
2015	0.00%	271,270	9.17	2,488,177	0.50%	-8.80%
2014	0.00%	295,324	10.06	2,970,291	5.68%	-12.10%
2013	0.00%	333,529	11.44	3,816,337	3.06%	14.28%
2012	0.00%	393,676	10.01	3,941,648	0.68%	0.12%	****
Series Fund, Inc. - Total Return Portfolio - Class VC (LOVTRC)
2016	0.00%	738	10.06	7,425	4.57%	0.61%	****
M Large Cap Value Fund (MFBOV)
2016	0.00%	133,215	15.63	2,081,771	2.08%	9.64%
2015	0.00%	109,452	14.25	1,560,048	1.70%	-0.66%
2014	0.00%	73,950	14.35	1,061,005	1.41%	9.68%
2013	0.00%	54,589	13.08	714,083	2.91%	34.22%
2012	0.00%	37,342	9.75	363,934	0.76%	17.29%
M Capital Appreciation Fund (MFFCA)
2016	0.00%	77,197	20.89	1,612,344	0.00%	21.06%
2015	0.00%	68,853	17.25	1,187,900	0.00%	-6.58%
2014	0.00%	49,378	18.47	911,912	0.00%	12.42%
2013	0.00%	36,555	16.43	600,521	0.00%	39.20%
2012	0.00%	32,127	11.80	379,139	0.37%	17.43%

	Contract Expense Rate*	Units	Unit Fair Value	Contract Owners’ Equity	Investment Income Ratio**	Total Return***
M International Equity Fund (MFBIE)
2016	0.00%	152,831	$8.86	$1,354,700	1.20%	-0.05%
2015	0.00%	145,339	8.87	1,288,958	2.24%	-3.94%
2014	0.00%	82,343	9.23	760,236	2.77%	-7.06%
2013	0.00%	58,837	9.93	584,463	2.60%	16.32%
2012	0.00%	46,040	8.54	393,163	2.23%	20.68%
M Large Cap Growth Fund (MFTCG)
2016	0.00%	111,437	17.29	1,926,782	0.00%	-2.32%
2015	0.00%	100,368	17.70	1,776,658	0.02%	7.70%
2014	0.00%	67,771	16.44	1,113,836	0.05%	10.21%
2013	0.00%	49,888	14.91	743,948	0.58%	36.15%
2012	0.00%	47,093	10.95	515,803	0.05%	19.31%
Var Insurance Trust II - MFS Investors Growth Stock Portfolio: Initial Class (MV2IGI)
2016	0.00%	849	10.46	8,879	0.59%	6.08%
2015	0.00%	888	9.86	8,755	0.49%	-1.40%	****
Variable Insurance Trust II - MFS International Value Portfolio - Initial Class (MVIVIC)
2016	0.00%	568,320	15.36	8,729,796	1.36%	4.05%
2015	0.00%	433,708	14.76	6,402,734	1.88%	6.65%
2014	0.00%	345,728	13.84	4,785,543	2.09%	1.34%
2013	0.00%	181,067	13.66	2,473,137	1.99%	27.90%
2012	0.00%	36,393	10.68	388,633	1.02%	6.79%	****
Variable Insurance Trust - MFS New Discovery Series - Intital Class (MNDIC)
2016	0.00%	86,757	14.51	1,259,250	0.00%	9.05%
2015	0.00%	71,308	13.31	949,107	0.00%	-1.89%
2014	0.00%	54,582	13.57	740,444	0.00%	-7.26%
2013	0.00%	23,401	14.63	342,293	0.00%	41.52%
2012	0.00%	1,194	10.34	12,341	0.00%	3.36%	****
Value Series - Initial Class (MVFIC)
2016	0.00%	428,253	25.47	10,905,479	2.15%	14.09%
2015	0.00%	373,926	22.32	8,346,157	2.39%	-0.74%
2014	0.00%	319,923	22.49	7,193,784	1.52%	10.51%
2013	0.00%	296,423	20.35	6,031,469	1.24%	35.89%
2012	0.00%	272,740	14.97	4,083,984	1.64%	16.26%
Variable Insurance Trust II - MFS International Value Portfolio - Service Class (MVIVSC)
2016	0.00%	5,461	17.60	96,091	1.13%	3.84%
2015	0.00%	5,792	16.95	98,146	1.75%	6.32%
2014	0.00%	6,208	15.94	98,942	1.78%	1.13%
2013	0.00%	6,987	15.76	110,111	1.32%	27.63%
2012	0.00%	9,913	12.35	122,400	1.33%	15.93%
Core Plus Fixed Income Portfolio - Class I (MSVFI)
2016	0.00%	7,329	15.73	115,297	1.95%	6.11%
2015	0.00%	8,541	14.83	126,626	3.26%	-0.65%
2014	0.00%	11,035	14.92	164,673	2.42%	7.85%
2013	0.00%	5,818	13.84	80,498	4.51%	-0.32%
2012	0.00%	8,744	13.88	121,367	4.79%	9.44%
NVIT Investor Destinations Managed Growth and Income Class I (IDPGI)
2016	0.00%	54,096	10.47	566,232	1.88%	5.94%
2015	0.00%	56,277	9.88	556,037	2.27%	-3.10%
2014	0.00%	29,188	10.20	297,609	5.99%	1.96%	****
NVIT Investor Destinations Managed Growth Class I (IDPG)
2016	0.00%	144,663	10.47	1,515,270	3.17%	7.23%
2015	0.00%	78,407	9.77	765,918	2.76%	-3.71%
2014	0.00%	19,029	10.15	193,049	1.89%	1.45%	****
NVIT Cardinal Managed Growth and Income Class I (NCPGI)
2016	0.00%	126,505	10.31	1,304,393	2.95%	5.74%
2015	0.00%	68,405	9.75	667,014	4.05%	-4.03%
2014	0.00%	6,762	10.16	68,703	5.82%	1.60%	****

	Contract Expense Rate*	Units	Unit Fair Value	Contract Owners’ Equity	Investment Income Ratio**	Total Return***
NVIT Cardinal Managed Growth Class I (NCPG)
2016	0.00%	203,424	$10.23	$2,081,736	2.75%	6.40%
2015	0.00%	175,464	9.62	1,687,602	2.41%	-4.62%
2014	0.00%	59,412	10.08	599,084	5.69%	0.84%	****
NVIT Bond Index Fund Class I (NVBX)
2016	0.00%	91,898	10.53	967,257	2.94%	2.26%
2015	0.00%	12,550	10.29	129,172	2.21%	0.14%
2014	0.00%	8,912	10.28	91,597	3.64%	2.78%	****
NVIT International Index Fund Class I (NVIX)
2016	0.00%	125,767	9.19	1,156,402	3.31%	0.92%
2015	0.00%	83,763	9.11	763,142	3.49%	-0.96%
2014	0.00%	17,628	9.20	162,159	3.72%	-8.01%	****
American Century NVIT Multi Cap Value Fund - Class I (NVAMV1)
2016	0.00%	178,666	28.30	5,056,184	3.04%	20.44%
2015	0.00%	114,223	23.50	2,683,929	2.61%	-4.28%
2014	0.00%	95,149	24.55	2,335,592	1.98%	13.12%
2013	0.00%	103,650	21.70	2,249,204	2.02%	31.90%
2012	0.00%	81,965	16.45	1,348,497	1.02%	14.66%
American Funds NVIT Asset Allocation Fund - Class II (GVAAA2)
2016	0.00%	1,057,280	18.10	19,138,122	2.01%	9.00%
2015	0.00%	832,357	16.61	13,822,773	1.46%	0.98%
2014	0.00%	703,208	16.44	11,564,210	0.97%	4.99%
2013	0.00%	622,866	15.66	9,756,106	1.32%	23.28%
2012	0.00%	499,213	12.70	6,342,493	1.34%	15.72%
American Funds NVIT Bond Fund - Class II (GVABD2)
2016	0.00%	52,273	13.52	706,490	2.55%	2.65%
2015	0.00%	50,805	13.17	668,921	1.36%	-0.23%
2014	0.00%	51,655	13.20	681,686	1.26%	4.98%
2013	0.00%	49,442	12.57	621,540	1.78%	-2.57%
2012	0.00%	65,443	12.90	844,424	2.29%	4.97%
American Funds NVIT Global Growth Fund - Class II (GVAGG2)
2016	0.00%	208,017	18.57	3,862,128	1.57%	0.19%
2015	0.00%	186,042	18.53	3,447,687	0.67%	6.54%
2014	0.00%	161,115	17.39	2,802,384	0.77%	1.84%
2013	0.00%	140,319	17.08	2,396,669	0.41%	28.64%
2012	0.00%	106,090	13.28	1,408,599	0.87%	22.09%
American Funds NVIT Growth Fund - Class II (GVAGR2)
2016	0.00%	246,101	19.31	4,751,440	0.23%	9.06%
2015	0.00%	270,453	17.70	4,787,684	0.63%	6.43%
2014	0.00%	334,321	16.63	5,560,897	0.50%	8.07%
2013	0.00%	228,533	15.39	3,517,531	0.33%	29.61%
2012	0.00%	199,583	11.88	2,370,141	0.23%	17.40%
American Funds NVIT Growth-Income Fund - Class II (GVAGI2)
2016	0.00%	135,544	16.74	2,268,735	1.16%	11.09%
2015	0.00%	124,161	15.07	1,870,796	0.88%	1.09%
2014	0.00%	132,583	14.91	1,976,216	0.81%	10.23%
2013	0.00%	124,701	13.52	1,686,270	1.05%	32.97%
2012	0.00%	121,360	10.17	1,234,204	1.07%	17.06%
Federated NVIT High Income Bond Fund - Class I (HIBF)
2016	0.00%	171,056	20.27	3,467,288	5.58%	14.16%
2015	0.00%	169,848	17.76	3,015,881	5.24%	-2.61%
2014	0.00%	180,468	18.23	3,290,227	3.69%	2.55%
NVIT Emerging Markets Fund - Class I (GEM)
2016	0.00%	1,043,131	8.82	9,197,675	0.88%	7.72%
2015	0.00%	845,611	8.19	6,921,972	0.90%	-15.99%
2014	0.00%	687,395	9.74	6,698,225	0.86%	-2.56%	****

	Contract Expense Rate*	Units	Unit Fair Value	Contract Owners’ Equity	Investment Income Ratio**	Total Return***
NVIT International Equity Fund - Class I (GIG)
2016	0.00%	83,394	$9.55	$796,753	2.22%	0.87%
2015	0.00%	91,636	9.47	867,957	0.58%	-3.06%
2014	0.00%	60,895	9.77	594,970	1.76%	-2.30%	****
Nationwide Variable Insurance Trust - NVIT International Equity Fund: Class II (NVIE6)
2016	0.00%	14,701	9.50	139,634	1.87%	0.63%
2015	0.00%	16,960	9.44	160,076	0.26%	-3.22%
2014	0.00%	19,755	9.75	192,660	3.81%	-0.72%
2013	0.00%	22,404	9.82	220,078	0.53%	17.56%
2012	0.00%	24,963	8.36	208,583	0.49%	15.23%
Neuberger Berman NVIT Multi Cap Opportunities Fund - Class I (NVNMO1)
2016	0.00%	43,345	16.32	707,304	0.82%	13.60%
2015	0.00%	43,686	14.36	627,516	0.74%	-1.08%
2014	0.00%	49,965	14.52	725,541	0.90%	6.60%
2013	0.00%	55,708	13.62	758,853	1.29%	43.82%
2012	0.00%	30,879	9.47	292,475	1.38%	16.94%
Neuberger Berman NVIT Socially Responsible Fund - Class II (NVNSR2)
2016	0.00%	79,412	18.12	1,439,102	0.76%	10.11%
2015	0.00%	83,771	16.46	1,378,725	0.75%	-0.42%
2014	0.00%	108,030	16.53	1,785,457	0.84%	10.51%
2013	0.00%	149,145	14.96	2,230,562	0.81%	38.55%
2012	0.00%	110,101	10.79	1,188,464	1.10%	11.38%
NVIT Cardinal Aggressive Fund - Class I (NVCRA1)
2016	0.00%	803,158	15.02	12,065,363	2.62%	8.33%
2015	0.00%	663,184	13.87	9,196,953	2.84%	-1.58%
2014	0.00%	553,360	14.09	7,796,742	2.25%	4.48%
2013	0.00%	468,988	13.49	6,324,877	1.51%	29.65%
2012	0.00%	321,867	10.40	3,348,115	1.14%	16.22%
NVIT Cardinal Balanced Fund - Class I (NVCRB1)
2016	0.00%	505,285	14.67	7,411,332	2.98%	6.28%
2015	0.00%	414,917	13.80	5,725,985	2.76%	-1.05%
2014	0.00%	403,592	13.95	5,629,020	2.62%	4.46%
2013	0.00%	330,447	13.35	4,411,939	1.83%	14.72%
2012	0.00%	304,016	11.64	3,538,297	1.70%	11.24%
NVIT Cardinal Capital Appreciation Fund - Class I (NVCCA1)
2016	0.00%	979,464	15.05	14,738,254	3.12%	7.32%
2015	0.00%	720,719	14.02	10,105,339	3.26%	-1.15%
2014	0.00%	623,239	14.18	8,839,824	2.67%	4.70%
2013	0.00%	573,117	13.55	7,763,774	1.77%	21.44%
2012	0.00%	483,015	11.15	5,387,899	1.55%	13.74%
NVIT Cardinal Conservative Fund - Class I (NVCCN1)
2016	0.00%	161,280	13.66	2,203,495	2.79%	4.81%
2015	0.00%	153,734	13.03	2,003,920	2.14%	-0.65%
2014	0.00%	152,786	13.12	2,004,592	2.58%	3.42%
2013	0.00%	113,279	12.69	1,437,089	1.92%	5.03%
2012	0.00%	113,944	12.08	1,376,317	1.94%	7.58%
NVIT Cardinal Moderate Fund - Class I (NVCMD1)
2016	0.00%	1,390,277	14.89	20,694,811	3.01%	6.82%
2015	0.00%	1,193,350	13.94	16,629,491	3.01%	-0.98%
2014	0.00%	1,116,884	14.07	15,717,194	2.62%	4.66%
2013	0.00%	964,838	13.45	12,973,328	1.86%	17.98%
2012	0.00%	804,383	11.40	9,167,689	1.62%	12.45%
NVIT Cardinal Moderately Aggressive Fund - Class I (NVCMA1)
2016	0.00%	2,085,093	14.99	31,259,047	2.92%	7.69%
2015	0.00%	1,765,490	13.92	24,578,167	3.26%	-1.43%
2014	0.00%	1,517,067	14.12	21,425,404	2.75%	4.66%
2013	0.00%	1,263,113	13.49	17,044,854	1.73%	24.35%
2012	0.00%	1,054,488	10.85	11,442,738	1.49%	14.67%

	Contract Expense Rate*	Units	Unit Fair Value	Contract Owners’ Equity	Investment Income Ratio**	Total Return***
NVIT Cardinal Moderately Conservative Fund - Class I (NVCMC1)
2016	0.00%	175,794	$14.41	$2,533,771	3.04%	5.99%
2015	0.00%	178,028	13.60	2,420,843	2.47%	-0.88%
2014	0.00%	188,769	13.72	2,589,667	2.63%	4.17%
2013	0.00%	157,199	13.17	2,070,182	1.79%	11.33%
2012	0.00%	162,544	11.83	1,922,702	2.11%	10.13%
NVIT Core Bond Fund - Class I (NVCBD1)
2016	0.00%	103,663	14.34	1,486,258	3.16%	5.35%
2015	0.00%	100,369	13.61	1,366,006	2.90%	-0.72%
2014	0.00%	112,469	13.71	1,541,787	3.02%	5.06%
2013	0.00%	99,762	13.05	1,301,786	2.59%	-1.91%
2012	0.00%	101,747	13.30	1,353,560	3.05%	7.75%
NVIT Core Plus Bond Fund - Class I (NVLCP1)
2016	0.00%	192,140	15.32	2,943,667	3.20%	3.70%
2015	0.00%	187,063	14.77	2,763,662	2.36%	-0.32%
2014	0.00%	100,994	14.82	1,496,836	2.97%	5.09%
2013	0.00%	26,464	14.10	373,227	2.21%	-1.77%
2012	0.00%	21,844	14.36	313,629	2.17%	7.38%
NVIT Nationwide Fund - Class I (TRF)
2016	0.00%	58,688	21.19	1,243,413	1.90%	11.39%
2015	0.00%	40,876	19.02	777,489	1.19%	0.94%
2014	0.00%	43,756	18.84	824,554	1.16%	12.15%
2013	0.00%	45,891	16.80	771,114	1.37%	31.10%
2012	0.00%	47,398	12.82	607,497	1.44%	14.21%
NVIT Government Bond Fund - Class I (GBF)
2016	0.00%	147,227	14.74	2,170,150	2.04%	0.74%
2015	0.00%	118,355	14.63	1,731,730	1.90%	-0.11%
2014	0.00%	91,498	14.65	1,340,223	1.96%	4.57%
2013	0.00%	97,820	14.01	1,370,220	2.02%	-4.06%
2012	0.00%	105,154	14.60	1,535,209	2.42%	3.06%
NVIT International Index Fund - Class II (GVIX2)
2016	0.00%	216,128	9.29	2,006,753	2.58%	0.75%
2015	0.00%	202,246	9.22	1,863,862	1.71%	-1.26%
2014	0.00%	311,118	9.33	2,903,734	1.80%	-6.67%	****
NVIT Investor Destinations Aggressive Fund - Class II (GVIDA)
2016	0.00%	135,365	20.25	2,740,599	1.66%	9.47%
2015	0.00%	142,983	18.50	2,644,473	1.22%	-1.00%
2014	0.00%	181,101	18.68	3,383,228	1.58%	4.99%
2013	0.00%	222,191	17.79	3,953,738	1.71%	27.25%
2012	0.00%	234,319	13.98	3,276,745	1.51%	15.90%
NVIT Investor Destinations Balanced Fund - Class II (NVDBL2)
2016	0.00%	41,057	17.76	729,047	1.86%	6.30%
2015	0.00%	45,409	16.70	758,521	1.59%	-0.17%
2014	0.00%	51,025	16.73	853,814	1.66%	4.59%
2013	0.00%	55,874	16.00	893,964	1.62%	13.42%
2012	0.00%	63,297	14.11	892,873	1.49%	9.39%
NVIT Investor Destinations Capital Appreciation Fund - Class II (NVDCA2)
2016	0.00%	78,174	20.48	1,601,351	1.56%	7.74%
2015	0.00%	111,376	19.01	2,117,598	1.54%	-0.53%
2014	0.00%	116,249	19.11	2,222,063	1.70%	5.21%
2013	0.00%	122,047	18.17	2,217,324	1.73%	19.49%
2012	0.00%	128,494	15.20	1,953,616	1.71%	12.25%
NVIT Investor Destinations Conservative Fund - Class II (GVIDC)
2016	0.00%	54,564	15.51	846,209	1.96%	4.26%
2015	0.00%	58,187	14.87	865,497	1.61%	0.26%
2014	0.00%	67,500	14.84	1,001,370	1.71%	3.89%
2013	0.00%	81,059	14.28	1,157,489	1.46%	4.83%
2012	0.00%	119,779	13.62	1,631,562	1.63%	5.18%

	Contract Expense Rate*	Units	Unit Fair Value	Contract Owners’ Equity	Investment Income Ratio**	Total Return***
NVIT Investor Destinations Moderate Fund - Class II (GVIDM)
2016	0.00%	259,456	$18.46	$4,790,611	1.77%	7.14%
2015	0.00%	326,411	17.23	5,625,098	1.36%	-0.33%
2014	0.00%	460,842	17.29	7,968,436	1.66%	5.18%
2013	0.00%	511,799	16.44	8,413,613	1.66%	16.63%
2012	0.00%	568,566	14.10	8,014,286	1.50%	10.81%
NVIT Investor Destinations Moderately Aggressive Fund - Class II (GVDMA)
2016	0.00%	470,203	19.63	9,230,378	1.69%	8.48%
2015	0.00%	569,800	18.10	10,311,049	1.42%	-0.73%
2014	0.00%	638,050	18.23	11,630,954	1.61%	4.96%
2013	0.00%	756,842	17.37	13,144,810	1.58%	22.38%
2012	0.00%	892,730	14.19	12,669,792	1.55%	13.76%
NVIT Investor Destinations Moderately Conservative Fund - Class II (GVDMC)
2016	0.00%	30,967	17.19	532,329	1.76%	5.70%
2015	0.00%	46,837	16.26	761,701	1.30%	-0.03%
2014	0.00%	60,141	16.27	978,360	1.79%	4.74%
2013	0.00%	64,057	15.53	994,912	1.73%	10.49%
2012	0.00%	64,118	14.06	901,273	1.61%	8.04%
NVIT Mid Cap Index Fund - Class I (MCIF)
2016	0.00%	238,161	29.13	6,936,976	1.55%	20.29%
2015	0.00%	167,843	24.21	4,064,237	0.94%	-2.53%
2014	0.00%	199,670	24.84	4,960,620	1.25%	9.42%
2013	0.00%	143,174	22.71	3,250,790	1.33%	33.05%
2012	0.00%	96,235	17.07	1,642,297	1.42%	17.47%
NVIT Money Market Fund - Class I (SAM)
2016	0.00%	173,869	11.48	1,996,529	0.00%	0.01%
2015	0.00%	194,977	11.48	2,238,740	0.00%	0.00%
2014	0.00%	215,876	11.48	2,478,704	0.00%	0.00%
2013	0.00%	347,049	11.48	3,984,842	0.00%	0.00%
2012	0.00%	442,103	11.48	5,076,259	0.00%	0.00%
NVIT Money Market Fund - Class V (SAM5)
2016	0.00%	2,053,326	10.00	20,539,590	0.03%	0.03%
2015	0.00%	2,328,978	10.00	23,289,780	0.00%	0.00%
2014	0.00%	712,040	10.00	7,120,400	0.00%	0.00%
2013	0.00%	783,055	10.00	7,830,550	0.00%	0.00%
2012	0.00%	379,267	10.00	3,792,670	0.00%	0.00%	****
NVIT Multi-Manager International Growth Fund - Class I (NVMIG1)
2016	0.00%	173,313	9.54	1,653,516	1.51%	-2.12%
2015	0.00%	159,225	9.75	1,552,039	0.74%	-0.49%
2014	0.00%	142,155	9.80	1,392,485	1.06%	-2.04%	****
NVIT Multi-Manager International Value Fund - Class I (GVDIVI)
2016	0.00%	145,550	9.09	1,323,525	3.30%	5.23%
2015	0.00%	118,791	8.64	1,026,556	1.32%	-5.12%
2014	0.00%	134,160	9.11	1,221,913	1.81%	-8.92%	****
NVIT Multi-Manager Large Cap Growth Fund - Class I (NVMLG1)
2016	0.00%	167,874	16.95	2,845,895	0.88%	2.19%
2015	0.00%	164,069	16.59	2,721,795	0.49%	3.43%
2014	0.00%	155,659	16.04	2,496,538	0.54%	10.44%
2013	0.00%	138,170	14.52	2,006,635	0.78%	34.74%
2012	0.00%	129,471	10.78	1,395,504	0.53%	16.35%
NVIT Multi-Manager Large Cap Value Fund - Class I (NVMLV1)
2016	0.00%	114,685	17.16	1,967,773	2.06%	16.35%
2015	0.00%	92,428	14.75	1,363,034	1.32%	-3.15%
2014	0.00%	81,975	15.23	1,248,212	1.48%	10.52%
2013	0.00%	55,946	13.78	770,803	1.62%	35.44%
2012	0.00%	39,748	10.17	404,343	1.52%	17.81%

	Contract Expense Rate*	Units	Unit Fair Value	Contract Owners’ Equity	Investment Income Ratio**	Total Return***
NVIT Multi-Manager Mid Cap Growth Fund - Class I (NVMMG1)
2016	0.00%	193,743	$17.11	$3,315,561	0.00%	6.47%
2015	0.00%	186,375	16.07	2,995,787	0.00%	-0.18%
2014	0.00%	134,418	16.10	2,164,630	0.00%	4.04%
2013	0.00%	126,740	15.48	1,961,821	0.00%	38.94%
2012	0.00%	123,232	11.14	1,372,869	0.00%	14.90%
NVIT Multi-Manager Mid Cap Value Fund - Class I (NVMMV1)
2016	0.00%	260,205	19.34	5,033,056	2.40%	17.72%
2015	0.00%	89,385	16.43	1,468,684	1.80%	-2.75%
2014	0.00%	38,643	16.90	652,904	2.46%	17.15%
2013	0.00%	12,836	14.42	185,122	1.92%	35.85%
2012	0.00%	4,577	10.62	48,590	1.98%	6.16%	****
NVIT Multi-Manager Mid Cap Value Fund - Class II (NVMMV2)
2016	0.00%	20,833	21.73	452,792	1.31%	17.59%
2015	0.00%	31,127	18.48	575,312	1.15%	-2.89%
2014	0.00%	33,147	19.03	630,849	1.36%	17.02%
2013	0.00%	36,573	16.26	594,817	1.29%	35.68%
2012	0.00%	32,170	11.99	385,628	1.10%	16.35%
NVIT Multi-Manager Small Cap Growth Fund - Class I (SCGF)
2016	0.00%	70,801	19.88	1,407,571	0.00%	8.30%
2015	0.00%	63,883	18.36	1,172,651	0.00%	0.76%
2014	0.00%	61,051	18.22	1,112,254	0.00%	2.81%
2013	0.00%	48,365	17.72	857,037	0.00%	44.29%
2012	0.00%	41,439	12.28	508,916	0.00%	13.44%
NVIT Multi-Manager Small Cap Value Fund - Class I (SCVF)
2016	0.00%	134,561	25.99	3,496,880	0.91%	25.93%
2015	0.00%	64,145	20.64	1,323,698	0.81%	-6.02%
2014	0.00%	47,076	21.96	1,033,712	0.54%	7.02%
2013	0.00%	48,920	20.52	1,003,722	0.93%	40.40%
2012	0.00%	34,047	14.61	497,555	0.87%	20.44%
NVIT Multi-Manager Small Company Fund - Class I (SCF)
2016	0.00%	79,583	25.72	2,047,136	0.36%	22.83%
2015	0.00%	76,956	20.94	1,611,608	0.40%	-1.63%
2014	0.00%	70,495	21.29	1,500,841	0.18%	0.82%
2013	0.00%	62,947	21.12	1,329,304	0.14%	40.91%
2012	0.00%	51,451	14.99	771,107	0.17%	15.50%
NVIT Multi-Sector Bond Fund - Class I (MSBF)
2016	0.00%	72,441	16.39	1,187,102	3.15%	8.65%
2015	0.00%	65,448	15.08	987,153	1.97%	-2.89%
2014	0.00%	64,007	15.53	994,151	3.18%	3.88%
2013	0.00%	58,991	14.95	881,989	3.32%	-1.12%
2012	0.00%	61,728	15.12	933,404	2.63%	12.25%
NVIT Short Term Bond Fund - Class I (NVSTB1)
2016	0.00%	30,787	10.57	325,470	2.32%	2.74%
2015	0.00%	20,912	10.29	215,168	1.57%	-0.08%
2014	0.00%	32,592	10.30	335,626	1.31%	0.77%
2013	0.00%	14,974	10.22	153,023	1.38%	0.33%
2012	0.00%	2,597	10.19	26,452	0.61%	1.86%	****
NVIT Short Term Bond Fund - Class II (NVSTB2)
2016	0.00%	5,333	11.75	62,684	1.55%	2.49%
2015	0.00%	5,650	11.47	64,795	1.64%	-0.34%
2014	0.00%	5,939	11.51	68,343	0.66%	0.49%
2013	0.00%	10,369	11.45	118,735	1.03%	0.11%
2012	0.00%	11,270	11.44	128,916	1.26%	3.52%
NVIT Large Cap Growth Fund - Class I (NVOLG1)
2016	0.00%	334,704	26.71	8,938,897	0.84%	3.63%
2015	0.00%	234,159	25.77	6,034,478	0.65%	5.09%

	Contract Expense Rate*	Units	Unit Fair Value	Contract Owners’ Equity	Investment Income Ratio**	Total Return***
2014	0.00%	236,973	$24.52	$5,811,049	0.77%	8.80%
2013	0.00%	206,369	22.54	4,651,275	0.81%	36.70%
2012	0.00%	212,351	16.49	3,501,103	0.73%	18.68%
NVIT Investor Destinations Aggressive Fund - Class P (NVIDAP)
2016	0.00%	790,126	15.25	12,051,462	2.05%	9.52%
2015	0.00%	589,540	13.93	8,210,097	1.83%	-0.79%
2014	0.00%	430,299	14.04	6,039,978	2.38%	5.13%
2013	0.00%	197,326	13.35	2,634,524	2.70%	27.39%
2012	0.00%	68,585	10.48	718,785	2.85%	4.80%	****
NVIT Investor Destinations Balanced Fund - Class P (NVDBLP)
2016	0.00%	395,296	13.06	5,163,213	2.36%	6.42%
2015	0.00%	311,255	12.27	3,820,416	2.08%	-0.01%
2014	0.00%	239,612	12.28	2,941,338	2.05%	4.69%
2013	0.00%	338,593	11.73	3,970,064	2.49%	13.63%
2012	0.00%	82,747	10.32	853,809	3.03%	3.18%	****
NVIT Investor Destinations Capital Appreciation Fund - Class P (NVDCAP)
2016	0.00%	381,863	14.09	5,381,693	2.20%	7.95%
2015	0.00%	317,253	13.06	4,141,966	2.07%	-0.39%
2014	0.00%	229,581	13.11	3,009,148	2.31%	5.36%
2013	0.00%	144,799	12.44	1,801,347	2.50%	19.69%
2012	0.00%	67,377	10.39	700,311	2.06%	3.94%	****
NVIT Investor Destinations Conservative Fund - Class P (NVIDCP)
2016	0.00%	195,147	11.71	2,284,500	2.28%	4.35%
2015	0.00%	175,450	11.22	1,968,377	2.13%	0.45%
2014	0.00%	153,730	11.17	1,716,992	2.26%	4.08%
2013	0.00%	109,569	10.73	1,175,786	2.47%	4.96%
2012	0.00%	71,938	10.22	735,493	2.71%	2.24%	****
NVIT Investor Destinations Moderate Fund - Class P (NVIDMP)
2016	0.00%	1,171,083	13.64	15,970,017	2.46%	7.28%
2015	0.00%	900,350	12.71	11,444,797	1.87%	-0.15%
2014	0.00%	955,139	12.73	12,160,047	2.17%	5.31%
2013	0.00%	680,674	12.09	8,229,174	2.19%	16.78%
2012	0.00%	493,352	10.35	5,107,406	2.43%	3.52%	****
NVIT Investor Destinations Moderately Aggressive Fund - Class P (NVDMAP)
2016	0.00%	2,726,362	14.53	39,604,628	2.23%	8.64%
2015	0.00%	2,194,792	13.37	29,347,626	1.96%	-0.59%
2014	0.00%	1,619,407	13.45	21,781,882	2.23%	5.11%
2013	0.00%	1,028,463	12.80	13,161,273	2.81%	22.56%
2012	0.00%	479,702	10.44	5,008,938	3.48%	4.42%	****
NVIT Investor Destinations Moderately Conservative Fund - Class P (NVDMCP)
2016	0.00%	121,562	12.65	1,538,025	2.57%	5.83%
2015	0.00%	88,141	11.95	1,053,702	2.08%	0.16%
2014	0.00%	74,587	11.94	890,242	2.69%	4.88%
2013	0.00%	33,484	11.38	381,071	2.62%	10.68%
2012	0.00%	14,656	10.28	150,705	2.68%	2.83%	****
Templeton NVIT International Value Fund - Class III (NVTIV3)
2016	0.00%	56,090	15.56	872,615	2.19%	1.12%
2015	0.00%	52,105	15.39	801,675	1.85%	-3.90%
2014	0.00%	51,746	16.01	828,480	3.69%	-8.15%
2013	0.00%	51,705	17.43	901,241	1.95%	20.09%
2012	0.00%	51,280	14.51	744,278	2.53%	19.56%
Invesco NVIT Comstock Value Fund - Class I (EIF)
2016	0.00%	92,314	21.38	1,973,374	2.77%	17.89%
2015	0.00%	86,860	18.13	1,575,057	1.62%	-6.30%
2014	0.00%	82,984	19.35	1,605,920	1.87%	9.17%
2013	0.00%	65,274	17.73	1,157,106	0.00%	35.64%
2012	0.00%	64,080	13.07	837,472	1.28%	18.46%

	Contract Expense Rate*	Units	Unit Fair Value	Contract Owners’ Equity	Investment Income Ratio**	Total Return***
NVIT Real Estate Fund - Class I (NVRE1)
2016	0.00%	717,274	$16.00	$11,478,301	2.30%	7.35%
2015	0.00%	581,175	14.91	8,663,805	2.94%	-5.36%
2014	0.00%	497,732	15.75	7,839,885	3.25%	28.88%
2013	0.00%	438,421	12.22	5,358,066	1.73%	3.05%
2012	0.00%	324,894	11.86	3,853,275	1.14%	15.79%
Loring Ward NVIT Capital Appreciation Fund - Class P (NVLCAP)
2016	0.00%	19,110	12.79	244,444	2.35%	11.54%
2015	0.00%	11,510	11.47	131,996	4.05%	-3.00%
2014	0.00%	2,410	11.82	28,493	2.57%	3.34%
2013	0.00%	1,092	11.44	12,494	2.26%	14.41%	****
Loring Ward NVIT Moderate Fund - Class P (NVLMP)
2016	0.00%	68,392	12.30	841,429	1.51%	8.96%
2015	0.00%	64,488	11.29	728,131	2.23%	-1.70%
2014	0.00%	50,922	11.49	584,877	4.29%	2.09%
2013	0.00%	821	11.25	9,237	5.22%	12.51%	****
NVIT Small Cap Index Fund Class II (NVSIX2)
2016	0.00%	366,620	15.24	5,587,881	1.46%	20.87%
2015	0.00%	199,927	12.61	2,521,066	1.51%	-4.88%
2014	0.00%	89,884	13.26	1,191,600	1.19%	4.55%
2013	0.00%	36,792	12.68	466,520	2.64%	26.80%	****
NVIT S&P 500 Index Fund Class I (GVEX1)
2016	0.00%	1,441,302	15.16	21,845,378	2.36%	11.66%
2015	0.00%	819,523	13.57	11,123,741	2.51%	1.16%
2014	0.00%	384,476	13.42	5,158,659	2.94%	13.36%
2013	0.00%	137,283	11.84	1,624,875	4.33%	18.36%	****
Short Duration Bond Portfolio - I Class Shares (AMTB)
2016	0.00%	47,033	12.33	579,872	1.24%	1.22%
2015	0.00%	44,126	12.18	537,479	1.37%	0.18%
2014	0.00%	55,145	12.16	670,464	1.73%	0.61%
2013	0.00%	74,467	12.08	899,896	2.43%	0.62%
2012	0.00%	56,081	12.01	673,556	2.97%	4.61%
Mid-Cap Growth Portfolio - S Class Shares (AMMCGS)
2016	0.00%	2,297	10.00	22,968	0.00%	4.16%
2015	0.00%	5,594	9.60	53,701	0.00%	-4.00%	****
Socially Responsive Portfolio - I Class Shares (AMSRS)
2016	0.00%	5,657	23.63	133,696	0.70%	9.86%
2015	0.00%	6,205	21.51	133,483	0.47%	-0.46%
2014	0.00%	8,644	21.61	186,817	0.39%	10.38%
2013	0.00%	8,706	19.58	170,461	0.69%	37.60%
2012	0.00%	10,873	14.23	154,714	0.23%	10.98%
TOPS Managed Risk Balanced ETF Portfolio - Class 3 (NOTB3)
2016	0.00%	145,440	10.76	1,565,545	1.38%	6.02%
2015	0.00%	68,339	10.15	693,845	1.23%	-4.54%
2014	0.00%	49,812	10.64	529,777	1.10%	3.00%
2013	0.00%	24,676	10.33	254,810	1.18%	3.26%	****
TOPS Managed Risk Growth ETF Portfolio - Class 3 (NOTG3)
2016	0.00%	195,061	10.58	2,062,864	1.70%	5.51%
2015	0.00%	149,849	10.02	1,502,005	1.54%	-9.22%
2014	0.00%	66,382	11.04	732,931	1.64%	1.18%
2013	0.00%	4,285	10.91	46,758	0.56%	9.12%	****
TOPS Managed Risk Moderate Growth ETF Portfolio - Class 3 (NOTMG3)
2016	0.00%	166,044	10.87	1,805,368	1.61%	6.14%
2015	0.00%	47,282	10.24	484,331	1.29%	-6.46%
2014	0.00%	39,788	10.95	435,725	1.43%	2.75%
2013	0.00%	12,476	10.66	132,970	1.11%	6.58%	****

	Contract Expense Rate*	Units	Unit Fair Value	Contract Owners’ Equity	Investment Income Ratio**	Total Return***
VPS Small/Mid Cap Value Portfolio - Class A (ALVSVA)
2016	0.00%	197,662	$22.01	$4,351,374	0.61%	25.09%
2015	0.00%	175,052	17.60	3,080,727	0.78%	-5.49%
2014	0.00%	161,166	18.62	3,000,967	0.71%	9.20%
2013	0.00%	130,573	17.05	2,226,517	0.65%	38.06%
2012	0.00%	101,925	12.35	1,258,905	0.55%	18.75%
VP Inflation Protection Fund - Class II (ACVIP2)
2016	0.00%	31,163	14.88	463,617	1.85%	4.39%
2015	0.00%	35,402	14.25	504,545	2.06%	-2.47%
2014	0.00%	42,382	14.61	619,305	1.27%	3.30%
2013	0.00%	48,973	14.15	692,757	1.65%	-8.48%
2012	0.00%	65,923	15.46	1,018,921	2.37%	7.39%
VP Mid Cap Value Fund - Class I (ACVMV1)
2016	0.00%	137,634	33.06	4,549,808	1.72%	22.85%
2015	0.00%	118,610	26.91	3,191,525	1.65%	-1.43%
2014	0.00%	103,996	27.30	2,838,965	1.18%	16.42%
2013	0.00%	103,011	23.45	2,415,405	1.22%	30.11%
2012	0.00%	105,555	18.02	1,902,210	2.04%	16.33%
Small Cap Stock Index Portfolio - Service Shares (DVSCS)
2016	0.00%	211,312	28.92	6,110,137	0.86%	25.73%
2015	0.00%	207,752	23.00	4,778,006	0.72%	-2.33%
2014	0.00%	192,081	23.55	4,522,946	0.56%	5.12%
2013	0.00%	175,641	22.40	3,934,333	0.98%	40.71%
2012	0.00%	148,982	15.92	2,371,610	0.39%	15.74%
Appreciation Portfolio - Initial Shares (DCAP)
2016	0.00%	64,247	21.60	1,387,967	1.66%	7.90%
2015	0.00%	64,238	20.02	1,286,124	1.71%	-2.47%
2014	0.00%	70,791	20.53	1,453,193	1.86%	8.09%
2013	0.00%	71,016	18.99	1,348,682	1.98%	21.10%
2012	0.00%	64,464	15.68	1,010,918	3.54%	10.43%
Quality Bond Fund II - Primary Shares (FQB)
2016	0.00%	17,646	16.40	289,458	3.57%	3.82%
2015	0.00%	11,707	15.80	184,964	3.78%	-0.24%
2014	0.00%	11,590	15.84	183,562	2.98%	3.79%
2013	0.00%	5,666	15.26	86,458	3.82%	1.03%
2012	0.00%	3,990	15.10	60,260	3.95%	9.72%
VIP Energy Portfolio - Service Class 2 (FNRS2)
2016	0.00%	415,801	20.94	8,705,989	0.49%	33.51%
2015	0.00%	396,711	15.68	6,221,595	1.01%	-20.75%
2014	0.00%	334,708	19.79	6,623,528	0.76%	-12.76%
2013	0.00%	255,548	22.68	5,797,017	0.80%	24.15%
2012	0.00%	209,550	18.27	3,829,037	0.90%	4.73%
VIP Equity-Income Portfolio - Service Class (FEIS)
2016	0.00%	304,708	20.82	6,342,945	2.37%	17.90%
2015	0.00%	283,135	17.66	4,998,944	3.15%	-4.09%
2014	0.00%	274,895	18.41	5,060,342	3.05%	8.65%
2013	0.00%	238,428	16.94	4,039,744	2.67%	28.01%
2012	0.00%	207,000	13.24	2,739,799	3.61%	17.19%
VIP Freedom Fund 2010 Portfolio - Service Class (FF10S)
2016	0.00%	88,971	18.69	1,663,083	1.62%	5.28%
2015	0.00%	69,215	17.76	1,228,939	1.66%	-0.31%
2014	0.00%	74,734	17.81	1,331,079	1.58%	4.35%
2013	0.00%	60,427	17.07	1,031,399	1.61%	13.39%
2012	0.00%	45,496	15.05	684,835	2.25%	11.69%
VIP Freedom Fund 2020 Portfolio - Service Class (FF20S)
2016	0.00%	134,430	19.50	2,621,778	1.29%	6.04%
2015	0.00%	154,944	18.39	2,849,675	1.90%	-0.37%
2014	0.00%	132,142	18.46	2,439,240	1.65%	4.66%

	Contract Expense Rate*	Units	Unit Fair Value	Contract Owners’ Equity	Investment Income Ratio**	Total Return***
2013	0.00%	125,691	$17.64	$2,216,763	1.93%	15.95%
2012	0.00%	104,144	15.21	1,584,025	2.10%	13.19%
VIP Freedom Fund 2030 Portfolio - Service Class (FF30S)
2016	0.00%	325,981	20.45	6,667,090	1.44%	6.52%
2015	0.00%	305,546	19.20	5,866,641	1.63%	-0.34%
2014	0.00%	309,117	19.27	5,955,194	1.54%	4.86%
2013	0.00%	283,709	18.37	5,212,310	1.64%	21.50%
2012	0.00%	284,545	15.12	4,302,734	2.24%	15.48%
VIP Growth Portfolio - Service Class (FGS)
2016	0.00%	423,234	22.91	9,697,448	0.00%	0.71%
2015	0.00%	391,292	22.75	8,902,043	0.19%	7.05%
2014	0.00%	260,884	21.25	5,544,203	0.11%	11.19%
2013	0.00%	187,989	19.11	3,593,071	0.21%	36.20%
2012	0.00%	166,338	14.03	2,334,202	0.50%	14.54%
VIP Investment Grade Bond Portfolio - Service Class (FIGBS)
2016	0.00%	304,421	16.30	4,962,636	2.48%	4.63%
2015	0.00%	271,116	15.58	4,224,214	2.53%	-0.71%
2014	0.00%	261,925	15.69	4,110,011	2.34%	5.75%
2013	0.00%	274,240	14.84	4,069,121	2.31%	-1.89%
2012	0.00%	233,628	15.12	3,533,287	2.56%	5.77%
VIP Mid Cap Portfolio - Service Class (FMCS)
2016	0.00%	331,787	27.94	9,269,404	0.44%	12.11%
2015	0.00%	306,191	24.92	7,630,109	0.40%	-1.50%
2014	0.00%	300,104	25.30	7,592,271	0.17%	6.20%
2013	0.00%	275,346	23.82	6,559,465	0.43%	36.06%
2012	0.00%	264,029	17.51	4,622,804	0.55%	14.75%
VIP Overseas Portfolio - Service Class (FOS)
2016	0.00%	339,433	8.97	3,045,230	1.49%	-5.12%
2015	0.00%	311,161	9.46	2,942,272	1.63%	-5.44%	****
VIP Value Strategies Portfolio - Service Class (FVSS)
2016	0.00%	406	21.97	8,921	0.69%	9.48%
2015	0.00%	782	20.07	15,695	0.70%	-3.05%
2014	0.00%	1,242	20.70	25,712	0.98%	6.69%
2013	0.00%	1,183	19.40	22,955	0.87%	30.44%
2012	0.00%	1,114	14.88	16,571	0.47%	27.10%
Goldman Sachs Global Markets Navigator Fund - Service Shares (GVGMNS)
2016	0.00%	6,093	11.96	72,889	0.30%	4.34%
2015	0.00%	5,234	11.47	60,010	0.13%	-5.82%
2014	0.00%	2,097	12.17	25,528	0.05%	3.95%
2013	0.00%	1,089	11.71	12,754	0.11%	13.57%
2012	0.00%	95	10.31	980	0.00%	3.12%	****
Global Securities Fund/VA - Non-Service Shares (OVGS)
2016	0.00%	211,761	15.66	3,316,742	1.11%	0.08%
2015	0.00%	211,247	15.65	3,305,980	1.31%	3.94%
2014	0.00%	181,521	15.06	2,732,979	1.12%	2.29%
International Growth Fund/VA - Non-Service Shares (OVIG)
2016	0.00%	102,503	9.21	944,473	1.16%	-2.12%
2015	0.00%	44,698	9.41	420,761	0.95%	3.43%
2014	0.00%	5,259	9.10	47,862	0.26%	-8.99%	****
Main Street Fund(R)/VA - Non-Service Shares (OVGI)
2016	0.00%	95,363	23.25	2,216,969	1.05%	11.62%
2015	0.00%	81,978	20.83	1,707,451	1.11%	3.33%
2014	0.00%	114,266	20.16	2,303,290	0.75%	10.70%
2013	0.00%	73,971	18.21	1,346,894	1.08%	31.77%
2012	0.00%	65,549	13.82	905,760	0.95%	16.87%
Main Street Small- & Mid-Cap Fund(R)/VA - Non-Service Shares (OVSC)
2016	0.00%	73,488	27.66	2,032,766	0.51%	18.05%

	Contract Expense Rate*	Units	Unit Fair Value	Contract Owners’ Equity	Investment Income Ratio**	Total Return***
2015	0.00%	70,071	$23.43	$1,641,855	0.92%	-5.90%
2014	0.00%	66,904	24.90	1,665,918	0.84%	11.93%
2013	0.00%	77,262	22.25	1,718,731	0.97%	41.01%
2012	0.00%	65,423	15.78	1,032,068	0.58%	17.99%
Global Strategic Income Fund/VA: Non-service Shares (OVSB)
2016	0.00%	41,201	10.89	448,509	5.08%	6.53%
2015	0.00%	42,312	10.22	432,359	5.97%	-2.26%
2014	0.00%	45,104	10.45	471,547	2.70%	2.84%
2013	0.00%	18,724	10.17	190,349	4.57%	-0.13%
2012	0.00%	11,313	10.18	115,161	0.00%	1.80%	****
All Asset Portfolio - Administrative Class (PMVAAA)
2016	0.00%	54,627	11.10	606,461	2.72%	12.93%
2015	0.00%	50,255	9.83	494,046	3.53%	-8.99%
2014	0.00%	43,417	10.80	468,968	5.66%	0.47%
2013	0.00%	23,803	10.75	255,895	4.60%	0.27%
2012	0.00%	3,907	10.72	41,888	5.97%	7.21%	****
CommodityRealReturn(R) Strategy Portfolio - Administrative Class (PMVRSA)
2016	0.00%	273,721	6.36	1,740,064	1.18%	15.16%
2015	0.00%	159,212	5.52	878,918	2.09%	-25.70%
2014	0.00%	15,319	7.43	113,826	0.42%	-25.70%	****
Foreign Bond Portfolio (Unhedged) - Administrative Class (PMVFBA)
2016	0.00%	59,943	12.35	740,475	1.21%	3.01%
2015	0.00%	60,781	11.99	728,915	1.51%	-7.08%
2014	0.00%	71,102	12.91	917,683	2.10%	0.40%
2013	0.00%	73,260	12.85	941,753	1.79%	-6.47%
2012	0.00%	66,644	13.74	916,003	5.46%	5.50%
Low Duration Portfolio - Administrative Class (PMVLDA)
2016	0.00%	299,290	12.75	3,816,695	1.49%	1.41%
2015	0.00%	292,515	12.58	3,678,571	3.45%	0.31%
2014	0.00%	311,781	12.54	3,908,779	1.14%	0.85%
2013	0.00%	261,520	12.43	3,251,061	1.43%	-0.13%
2012	0.00%	197,839	12.45	2,462,682	1.88%	5.86%
Total Return Portfolio - Administrative Class (PMVTRA)
2016	0.00%	505,653	11.68	5,906,439	2.07%	2.69%
2015	0.00%	440,626	11.38	5,012,259	5.51%	0.44%
2014	0.00%	293,604	11.33	3,325,356	2.35%	4.27%
2013	0.00%	192,991	10.86	2,096,284	2.21%	-1.96%
2012	0.00%	100,954	11.08	1,118,443	2.52%	9.60%
VI American Franchise Fund - Series I Shares (ACEG)
2016	0.00%	1,467	15.91	23,342	0.00%	2.27%
2015	0.00%	1,711	15.56	26,620	0.00%	5.01%
2014	0.00%	2,173	14.82	32,196	0.04%	8.44%
2013	0.00%	2,173	13.66	29,691	0.45%	40.14%
2012	0.00%	2,248	9.75	21,918	0.00%	-2.50%
VI Mid Cap Core Equity Fund: Series I Shares (AVMCCI)
2016	0.00%	16,039	14.73	236,302	0.08%	13.43%
2015	0.00%	14,921	12.99	193,796	0.37%	-4.03%
2014	0.00%	12,437	13.53	168,313	0.04%	4.43%
2013	0.00%	10,303	12.96	133,512	0.81%	28.81%
2012	0.00%	2,828	10.06	28,450	0.05%	0.60%
Variable Fund - Multi-Hedge Strategies (RVARS)
2016	0.00%	41,437	10.60	439,364	0.10%	-0.48%
2015	0.00%	33,423	10.65	356,113	0.63%	1.85%
2014	0.00%	23,012	10.46	240,736	0.00%	4.66%
2013	0.00%	11,245	10.00	112,401	0.00%	-0.04%	****
Health Sciences Fund, Inc. (TRHS)
2012	0.00%	66,964	10.98	735,107	0.51%	9.78%

	Contract Expense Rate*	Units	Unit Fair Value	Contract Owners’ Equity	Investment Income Ratio**	Total Return***
T. Rowe Price Health Sciences Portfolio (TRHSP)
2016	0.00%	459,805	$22.04	$10,132,190	0.00%	-10.48%
2015	0.00%	410,034	24.62	10,093,566	0.00%	12.76%
2014	0.00%	306,853	21.83	6,698,898	0.00%	31.57%
2013	0.00%	176,380	16.59	2,926,699	0.00%	50.86%
Health Sciences Portfolio - II (TRHS2)
2016	0.00%	36,976	30.50	1,127,938	0.00%	-10.72%
2015	0.00%	53,571	34.17	1,830,282	0.00%	12.47%
2014	0.00%	53,615	30.38	1,628,684	0.00%	31.22%
2013	0.00%	55,307	23.15	1,280,328	0.00%	50.51%
2012	0.00%	46,191	15.38	710,445	0.00%	31.00%
VIP Trust Global Hard Assets Fund - Initial Class (VWHA)
2016	0.00%	328,844	8.40	2,762,306	0.36%	43.71%
2015	0.00%	325,022	5.85	1,899,807	0.03%	-33.45%
2014	0.00%	247,769	8.78	2,176,042	0.08%	-19.10%
2013	0.00%	195,493	10.86	2,122,341	0.63%	10.53%
2012	0.00%	162,561	9.82	1,596,630	0.66%	-1.78%
Ivy Funds VIP - Pathfinder Moderately Aggressive - Managed Volatility (WRPMAV)
2016	0.00%	17,399	10.53	183,202	0.93%	2.36%
2015	0.00%	10,519	10.29	108,206	0.00%	-0.71%
2014	0.00%	680	10.36	7,045	1.15%	3.60%	****
Ivy Funds VIP - Pathfinder Moderate - Managed Volatility (WRPMMV)
2016	0.00%	16,308	10.49	171,111	0.57%	1.81%
2015	0.00%	11,607	10.31	119,618	0.00%	-0.43%
2014	0.00%	8,102	10.35	83,854	1.40%	3.50%	****
Variable Insurance Portfolios - Asset Strategy (WRASP)
2016	0.00%	829,304	12.13	10,058,879	0.58%	-2.57%
2015	0.00%	883,083	12.45	10,993,504	0.36%	-8.35%
2014	0.00%	788,389	13.58	10,708,359	0.47%	-5.26%
2013	0.00%	638,838	14.34	9,159,250	1.26%	25.13%
2012	0.00%	555,210	11.46	6,361,520	1.07%	19.18%
Variable Insurance Portfolios - Balanced (WRBP)
2016	0.00%	25,157	17.44	438,640	1.23%	2.03%
2015	0.00%	21,048	17.09	359,696	0.90%	-0.32%
2014	0.00%	20,054	17.15	343,827	0.85%	7.57%
2013	0.00%	13,424	15.94	213,949	1.43%	23.70%
2012	0.00%	11,437	12.88	147,360	1.59%	11.74%
Variable Insurance Portfolios - Bond (WRBDP)
2016	0.00%	53,743	14.01	753,046	2.37%	4.03%
2015	0.00%	54,763	13.47	737,588	2.92%	0.20%
2014	0.00%	57,305	13.44	770,279	3.81%	4.34%
2013	0.00%	51,425	12.88	662,510	3.41%	-2.09%
2012	0.00%	46,221	13.16	608,179	3.06%	5.78%
Variable Insurance Portfolios - Core Equity (WRCEP)
2016	0.00%	39,895	19.93	795,194	0.44%	3.74%
2015	0.00%	37,756	19.21	725,440	0.36%	-0.69%
2014	0.00%	35,630	19.35	689,372	0.49%	9.68%
2013	0.00%	33,450	17.64	590,083	0.54%	33.51%
2012	0.00%	30,575	13.21	403,991	0.57%	18.60%
Variable Insurance Portfolios - Dividend Opportunities (WRDIV)
2016	0.00%	40,070	16.16	647,647	1.25%	6.95%
2015	0.00%	41,769	15.11	631,213	1.29%	-2.06%
2014	0.00%	44,520	15.43	686,904	1.16%	9.84%
2013	0.00%	41,681	14.05	585,492	1.57%	29.61%
2012	0.00%	37,979	10.84	411,603	1.02%	13.18%
Variable Insurance Portfolios - Energy (WRENG)
2016	0.00%	35,294	10.38	366,522	0.14%	34.55%

	Contract Expense Rate*	Units	Unit Fair Value	Contract Owners’ Equity	Investment Income Ratio**	Total Return***
2015	0.00%	33,949	$7.72	$262,020	0.06%	-22.14%
2014	0.00%	27,758	9.91	275,166	0.00%	-10.56%
2013	0.00%	23,693	11.08	262,601	0.00%	27.76%
2012	0.00%	20,080	8.68	174,203	0.00%	1.38%
Variable Insurance Portfolios - Global Bond (WRGBP)
2016	0.00%	6,312	11.24	70,924	3.39%	7.04%
2015	0.00%	4,841	10.50	50,819	3.63%	-2.65%
2014	0.00%	5,281	10.78	56,950	2.14%	0.18%
2013	0.00%	3,428	10.76	36,899	0.00%	1.74%
2012	0.00%	1,475	10.58	15,605	4.19%	6.41%
Variable Insurance Portfolios - Global Natural Resources (WRGNR)
2016	0.00%	98,985	6.14	608,101	0.69%	23.81%
2015	0.00%	98,330	4.96	487,905	0.10%	-22.39%
2014	0.00%	86,252	6.39	551,472	0.00%	-13.04%
2013	0.00%	75,192	7.35	552,820	0.00%	7.80%
2012	0.00%	67,369	6.82	459,457	0.00%	1.88%
Variable Insurance Portfolios - Growth (WRGP)
2016	0.00%	39,645	19.32	765,929	0.02%	1.22%
2015	0.00%	42,679	19.09	814,572	0.11%	7.17%
2014	0.00%	37,725	17.81	671,857	0.40%	11.81%
2013	0.00%	32,495	15.93	517,582	0.42%	36.46%
2012	0.00%	27,890	11.67	325,545	0.06%	12.74%
Variable Insurance Portfolios - High Income (WRHIP)
2016	0.00%	161,734	20.58	3,328,616	7.47%	16.19%
2015	0.00%	175,522	17.71	3,109,144	6.21%	-6.50%
2014	0.00%	175,721	18.95	3,329,223	4.46%	1.90%
2013	0.00%	132,052	18.59	2,455,110	4.37%	10.50%
2012	0.00%	60,663	16.83	1,020,686	4.88%	18.64%
Variable Insurance Portfolios - International Growth (WRIP)
2016	0.00%	38,030	13.03	495,537	0.22%	-3.04%
2015	0.00%	39,844	13.44	535,443	0.43%	3.39%
2014	0.00%	39,416	13.00	512,304	2.08%	0.96%
2013	0.00%	34,299	12.87	441,577	0.88%	19.23%
2012	0.00%	30,222	10.80	326,346	1.86%	18.05%
Variable Insurance Portfolios - International Core Equity (WRI2P)
2016	0.00%	32,614	13.48	439,727	1.33%	1.08%
2015	0.00%	33,339	13.34	444,685	1.31%	-0.94%
2014	0.00%	33,062	13.46	445,162	2.46%	1.44%
2013	0.00%	29,839	13.27	396,049	1.57%	24.91%
2012	0.00%	25,325	10.63	269,098	2.23%	13.33%
Variable Insurance Portfolios - Limited-Term Bond (WRLTBP)
2016	0.00%	2,904	10.90	31,667	1.49%	1.94%
2015	0.00%	2,057	10.70	22,003	1.78%	0.87%
2014	0.00%	1,038	10.60	11,007	0.61%	0.97%
2013	0.00%	636	10.50	6,679	0.00%	-0.54%
2012	0.00%	371	10.56	3,917	4.82%	3.37%
Variable Insurance Portfolios - Micro Cap Growth (WRMIC)
2016	0.00%	14,166	20.26	287,007	0.00%	13.29%
2015	0.00%	14,352	17.88	256,658	0.00%	-9.16%
2014	0.00%	14,079	19.69	277,165	0.00%	-1.74%
2013	0.00%	15,170	20.04	303,932	0.00%	57.28%
2012	0.00%	11,883	12.74	151,369	0.00%	11.84%
Variable Insurance Portfolios - Mid Cap Growth (WRMCG)
2016	0.00%	80,928	22.33	1,807,436	0.00%	6.12%
2015	0.00%	78,294	21.05	1,647,831	0.00%	-5.78%
2014	0.00%	76,723	22.34	1,713,817	0.00%	7.87%
2013	0.00%	47,242	20.71	978,291	0.00%	29.94%
2012	0.00%	22,045	15.94	351,332	0.00%	13.56%

	Contract Expense Rate*	Units	Unit Fair Value	Contract Owners’ Equity	Investment Income Ratio**	Total Return***
Variable Insurance Portfolios - Money Market (WRMMP)
2016	0.00%	21,205	$10.20	$216,350	0.12%	0.13%
2015	0.00%	21,435	10.19	218,415	0.02%	0.02%
2014	0.00%	24,098	10.19	245,499	0.02%	0.02%
2013	0.00%	14,649	10.19	149,206	0.02%	0.02%
2012	0.00%	14,133	10.18	143,921	0.02%	0.02%
Variable Insurance Portfolios - Pathfinder Aggressive (WRPAP)
2016	0.00%	71,542	16.84	1,204,894	1.49%	4.80%
2015	0.00%	71,509	16.07	1,149,131	2.66%	0.34%
2014	0.00%	54,841	16.02	878,300	0.83%	4.86%
2013	0.00%	47,599	15.27	726,995	1.25%	27.13%
2012	0.00%	40,847	12.01	490,738	0.88%	12.18%
Variable Insurance Portfolios - Pathfinder Conservative (WRPCP)
2016	0.00%	25,268	14.66	370,495	1.16%	2.84%
2015	0.00%	24,921	14.26	355,308	1.15%	0.45%
2014	0.00%	22,646	14.19	321,424	1.06%	3.39%
2013	0.00%	20,523	13.73	281,738	1.68%	14.75%
2012	0.00%	27,757	11.96	332,079	0.87%	6.95%
Variable Insurance Portfolios - Pathfinder Moderate (WRPMP)
2016	0.00%	224,105	15.82	3,544,318	1.26%	3.64%
2015	0.00%	211,475	15.26	3,226,948	1.66%	0.32%
2014	0.00%	194,879	15.21	2,964,257	1.01%	4.24%
2013	0.00%	180,214	14.59	2,629,772	1.11%	20.83%
2012	0.00%	161,633	12.08	1,951,975	0.90%	9.53%
Variable Insurance Portfolios - Pathfinder Moderately Aggressive (WRPMAP)
2016	0.00%	305,075	16.38	4,995,693	1.57%	4.52%
2015	0.00%	273,926	15.67	4,291,702	2.27%	0.06%
2014	0.00%	233,464	15.66	3,655,574	0.99%	4.61%
2013	0.00%	203,816	14.97	3,050,600	1.13%	23.81%
2012	0.00%	181,186	12.09	2,190,288	0.75%	10.82%
Variable Insurance Portfolios - Pathfinder Moderately Conservative (WRPMCP)
2016	0.00%	26,886	15.26	410,226	1.26%	3.10%
2015	0.00%	26,953	14.80	398,882	1.51%	0.33%
2014	0.00%	28,051	14.75	413,773	0.95%	3.88%
2013	0.00%	25,181	14.20	357,569	1.28%	17.71%
2012	0.00%	21,739	12.06	262,255	0.87%	8.41%
Variable Insurance Portfolios - Real Estate Securities (WRRESP)
2016	0.00%	13,098	18.40	241,032	1.04%	4.26%
2015	0.00%	13,130	17.65	231,737	1.00%	4.78%
2014	0.00%	16,165	16.84	272,280	0.99%	30.17%
2013	0.00%	13,656	12.94	176,713	1.28%	1.13%
2012	0.00%	11,755	12.80	150,413	0.76%	17.72%
Variable Insurance Portfolios - Science and Technology (WRSTP)
2016	0.00%	59,608	22.96	1,368,386	0.00%	1.54%
2015	0.00%	54,747	22.61	1,237,707	0.00%	-2.88%
2014	0.00%	49,900	23.28	1,161,570	0.00%	2.91%
2013	0.00%	45,529	22.62	1,029,846	0.00%	56.38%
2012	0.00%	45,799	14.46	662,439	0.00%	27.83%
Variable Insurance Portfolios - Small Cap Growth (WRSCP)
2016	0.00%	25,978	17.80	462,423	0.00%	2.91%
2015	0.00%	27,893	17.30	482,448	0.00%	1.88%
2014	0.00%	24,056	16.98	408,393	0.00%	1.59%
2013	0.00%	20,355	16.71	340,138	0.00%	43.36%
2012	0.00%	18,864	11.66	219,883	0.00%	5.16%
Variable Insurance Portfolios - Small Cap Value (WRSCV)
2016	0.00%	12,660	23.41	296,402	0.40%	28.88%

	Contract Expense Rate*	Units	Unit Fair Value	Contract Owners’ Equity	Investment Income Ratio**	Total Return***
2015	0.00%	13,964	$18.17	$253,676	0.09%	-5.58%
2014	0.00%	14,649	19.24	281,862	0.09%	7.05%
2013	0.00%	14,244	17.97	256,027	0.84%	33.53%
2012	0.00%	13,416	13.46	180,595	0.41%	18.63%
Variable Insurance Portfolios - Value (WRVP)
2016	0.00%	15,404	20.69	318,678	1.17%	11.14%
2015	0.00%	15,954	18.61	296,974	0.76%	-3.91%
2014	0.00%	13,733	19.37	266,046	1.06%	10.94%
2013	0.00%	12,223	17.46	213,435	0.78%	35.34%
2012	0.00%	9,976	12.90	128,716	1.28%	18.88%
Advantage VT Small Cap Growth Fund - Class 2 (WFVSCG)
2016	0.00%	37,321	26.57	991,523	0.00%	7.75%
2015	0.00%	34,719	24.66	856,078	0.00%	-2.88%
2014	0.00%	39,011	25.39	990,453	0.00%	-1.88%
2013	0.00%	34,700	25.87	897,854	0.00%	50.23%
2012	0.00%	34,776	17.22	598,967	0.00%	7.87%
Global Securities Fund/VA - Class 3 (obsolete) (OVGS3)
2013	0.00%	112,470	20.71	2,328,942	1.30%	27.34%
2012	0.00%	76,759	16.26	1,248,239	2.04%	21.23%
Templeton Developing Markets Securities Fund - Class 3 (obsolete) (FTVDM3)
2013	0.00%	32,076	19.12	613,280	1.92%	-0.97%
2012	0.00%	33,786	19.31	652,315	1.41%	13.16%
Templeton Foreign Securities Fund - Class 3 (obsolete) (TIF3)
2013	0.00%	39,434	18.24	719,139	2.49%	22.98%
2012	0.00%	30,190	14.83	447,688	2.98%	18.30%
Templeton Global Bond Securities Fund - Class 3 (obsolete) (FTVGI3)
2013	0.00%	108,142	20.70	2,238,594	4.83%	1.64%
2012	0.00%	122,910	20.37	2,503,353	6.60%	15.06%
Investors Growth Stock Series - Initial Class (obsolete) (MIGIC)
2014	0.00%	460	21.46	9,871	0.31%	11.45%
2013	0.00%	437	19.25	8,414	0.59%	30.29%
2012	0.00%	586	14.78	8,660	0.53%	16.97%
Federated NVIT High Income Bond Fund - Class III (obsolete) (HIBF3)
2013	0.00%	182,265	18.20	3,317,703	6.89%	6.94%
2012	0.00%	173,239	17.02	2,948,840	9.26%	14.71%
NVIT Emerging Markets Fund - Class III (obsolete) (GEM3)
2013	0.00%	273,011	19.48	5,318,659	1.29%	0.75%
2012	0.00%	197,380	19.34	3,816,556	0.60%	17.24%
NVIT International Equity Fund - Class III (obsolete) (GIG3)
2013	0.00%	42,501	11.52	489,557	0.62%	17.81%
2012	0.00%	22,851	9.78	223,417	1.00%	15.58%
VIP Overseas Portfolio - Service Class R (obsolete) (FOSR)
2014	0.00%	121,476	16.56	2,011,061	1.30%	-8.18%
2013	0.00%	113,452	18.03	2,045,465	1.43%	30.30%
2012	0.00%	101,255	13.84	1,401,034	1.93%	20.67%
NVIT International Index Fund - Class VI (obsolete) (GVIX6)
2013	0.00%	260,837	11.84	3,088,679	2.87%	21.27%
2012	0.00%	224,653	9.76	2,193,608	3.43%	18.29%
NVIT Multi-Manager International Growth Fund - Class III (obsolete) (NVMIG3)
2013	0.00%	98,964	12.17	1,204,056	1.39%	21.34%
2012	0.00%	74,182	10.03	743,805	0.66%	15.78%
NVIT Multi-Manager International Value Fund - Class III (obsolete) (GVDIV3)
2013	0.00%	90,865	12.78	1,160,819	2.30%	21.42%
2012	0.00%	92,893	10.52	977,360	0.44%	17.24%
American Century NVIT Growth Fund - Class I (obsolete) (CAF)
2015	0.00%	104,079	15.81	1,645,914	0.34%	4.67%
2014	0.00%	106,354	15.11	1,606,880	0.40%	11.33%

	Contract Expense Rate*	Units	Unit Fair Value	Contract Owners’ Equity	Investment Income Ratio**	Total Return***
2013	0.00%	58,806	$13.57	$798,071	0.78%	29.74%
2012	0.00%	24,108	10.46	252,179	1.28%	14.02%
Small-Cap Growth Portfolio - S Class Shares (obsolete) (AMFAS)
2014	0.00%	1,750	16.13	28,219	0.00%	3.47%
2013	0.00%	1,218	15.58	18,982	0.00%	45.83%
2012	0.00%	1,467	10.69	15,677	0.00%	8.82%

2016	Contract owners’ equity:				$676,479,788
2015	Contract owners’ equity:				$534,651,674
2014	Contract owners’ equity:				$448,131,939
2013	Contract owners’ equity:				$353,512,339
2012	Contract owners’ equity:				$236,930,965
*	This represents the annual contract expense rate of the variable account at the period end indicated and includes only those expenses that are charged through a reduction in the unit values. Excluded are expenses of the underlying mutual funds and charges made directly to contract owner accounts through the redemption of units.
**	This represents the ratio of dividends for the period indicated, excluding distributions of capital gains, received by the subaccount from the underlying mutual fund, net of management fees assessed by the fund manager, divided by monthly average net assets (excluding months where net assets are zero). The investment income ratio for subaccounts initially funded during the period presented has not been annualized. The ratios exclude those expenses that result in direct reductions to the contract owner accounts through reductions in unit values. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest.
***	This represents the total return for the period. The total returns do not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented. Total return is not annualized if the underlying mutual fund option was initially added and funded.
****	Subaccounts denoted indicate the underlying mutual fund option was initially added and funded during the period presented. Prior period presentation, which indicated the date the underlying mutual fund was initially added and funded, has been updated to conform with current period presentation.

KPMG LLP Suite 500 191 West Nationwide Blvd. Columbus, OH 43215-2568

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholder

Nationwide Life and Annuity Insurance Company:

We have audited the accompanying consolidated balance sheets of Nationwide Life and Annuity Insurance Company and subsidiary (the Company) as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive (loss) income, equity, and cash flows for each of the years in the three-year period ended December 31, 2016. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedules as listed in the accompanying table of contents. These consolidated financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nationwide Life and Annuity Insurance Company and subsidiary as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

Columbus, Ohio

March 15, 2017

KPMG LLP is a Delaware limited liability partnership, the U.S. member firm of KPMG International Cooperative (“KPMG International”), a Swiss entity

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARY

(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Consolidated Statements of Operations

	Year ended December 31,
(in millions)	2016	2015	2014
Revenues
Policy charges	$450	$371	$314
Premiums	157	143	129
Net investment income	352	217	153
Net realized investment gains (losses), including other-than-temporary impairment losses	135	(60)	13

Total revenues	$1,094	$671	$609

Benefits and expenses
Interest credited to policyholder account values	$308	$37	$78
Benefits and claims	364	281	236
Amortization of deferred policy acquisition costs	129	60	62
Other expenses, net of deferrals	247	219	162

Total benefits and expenses	$1,048	$597	$538

Income before federal income tax expense	$46	$74	$71
Federal income tax expense	13	24	24

Net income	$33	$50	$47

See accompanying notes to consolidated financial statements.

2

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARY

(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Consolidated Statements of Comprehensive Income (Loss)

	Year ended December 31,
(in millions)	2016	2015	2014
Net income	$33	$50	$47

Other comprehensive income (loss), net of tax
Changes in:
Net unrealized gains (losses) on available-for-sale securities	70	(130)	55
Other	6	8	—

Total other comprehensive income (loss), net of tax	$76	$(122)	$55

Total comprehensive income (loss)	$109	$(72)	$102

See accompanying notes to consolidated financial statements.

3

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARY

(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Consolidated Balance Sheets

	December 31,
(in millions, except for share and per share amounts)	2016	2015
Assets
Investments:
Fixed maturity securities, available-for-sale	$9,693	$7,230
Mortgage loans, net of allowance	2,332	1,405
Short-term investments	441	289
Policy loans	64	52
Other investments	69	11

Total investments	$12,599	$8,987
Cash and cash equivalents	29	29
Accrued investment income	111	89
Deferred policy acquisition costs	1,454	1,199
Other assets	918	736
Separate account assets	1,437	1,335

Total assets	$16,548	$12,375

Liabilities and shareholder’s equity
Liabilities
Future policy benefits and claims	$12,114	$8,834
Other liabilities	878	586
Separate account liabilities	1,437	1,335

Total liabilities	$14,429	$10,755

Shareholder’s equity
Common stock ($40 par value; authorized, issued and outstanding - 66,000 shares)	$3	$3
Additional paid-in capital	1,689	1,299
Retained earnings	369	336
Accumulated other comprehensive income	58	(18)

Total shareholder’s equity	$2,119	$1,620

Total liabilities and shareholder’s equity	$16,548	$12,375

See accompanying notes to consolidated financial statements.

4

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARY

(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Consolidated Statements of Equity

(in millions)	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Total shareholder’s equity
Balance as of December 31, 2013	$3	$639	$239	$49	$930
Capital contributions from Nationwide Life Insurance Company	—	440	—	—	440
Comprehensive loss:
Net income	—	—	47	—	47
Other comprehensive income	—	—	—	55	55

Total comprehensive income	—	—	47	55	102

Balance as of December 31, 2014	$3	$1,079	$286	$104	$1,472

Capital contributions from Nationwide Life Insurance Company	—	220	—	—	220
Comprehensive income:
Net income	—	—	50	—	50
Other comprehensive loss	—	—	—	(122)	(122)

Total comprehensive income (loss)	—	—	50	(122)	(72)

Balance as of December 31, 2015	$3	$1,299	$336	$(18)	$1,620

Capital contributions from Nationwide Life Insurance Company	—	390	—	—	390
Comprehensive income:
Net income	—	—	33	—	33
Other comprehensive loss	—	—	—	76	76

Total comprehensive income	—	—	33	76	109

Balance as of December 31, 2016	$3	$1,689	$369	$58	$2,119

See accompanying notes to consolidated financial statements.

5

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARY

(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Consolidated Statements of Cash Flows

	Year ended December 31,
(in millions)	2016	2015	2014
Cash flows from operating activities
Net income	$33	$50	$47
Adjustments to net income:
Net realized investment (gains) losses, including other-than-temporary impairment losses	(135)	60	(13)
Interest credited to policyholder account values	308	37	78
Capitalization of deferred policy acquisition costs	(478)	(447)	(236)
Amortization of deferred policy acquisition costs	129	60	62
Amortization and depreciation	14	12	13
Deferred tax expense	35	104	88
Changes in:
Policy liabilities	(70)	(241)	(265)
Other, net	(50)	(167)	(71)

Net cash used in operating activities	$(214)	$(532)	$(297)

Cash flows from investing activities
Proceeds from maturities of available-for-sale securities	$347	$433	$502
Proceeds from sales of available-for-sale securities	124	77	113
Purchases of available-for-sale securities	(2,792)	(2,448)	(1,308)
Proceeds from repayments of mortgage loans	88	104	76
Issuances of mortgage loans	(1,019)	(816)	(236)
Net change in short-term investments	(152)	(113)	(150)
Collateral received, net	225	39	45
Other, net	(73)	(22)	(4)

Net cash used in investing activities	$(3,252)	$(2,746)	$(962)

Cash flows from financing activities
Cash contributed by Nationwide Life Insurance Company	390	220	440
Investment and universal life insurance product deposits	3,474	3,247	1,109
Investment and universal life insurance product withdrawals	(395)	(180)	(284)
Other, net	(3)	6	(3)

Net cash provided by financing activities	$3,466	$3,293	$1,262

Net increase in cash and cash equivalents	$—	$15	$3
Cash and cash equivalents at beginning of period	29	14	11

Cash and cash equivalents at end of period	$29	$29	$14

See accompanying notes to consolidated financial statements.

6

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARY

(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to December 31, 2016, 2015 and 2014 Consolidated Financial Statements

(1)	Nature of Operations

Nationwide Life and Annuity Insurance Company (“NLAIC” or collectively with its subsidiary, “the Company”) is an Ohio domiciled stock life insurance company. The Company is a member of the Nationwide group of companies (“Nationwide”), which is comprised of Nationwide Mutual Insurance Company (“NMIC”) and all of its subsidiaries and affiliates.

All of the outstanding shares of NLAIC’s common stock are owned by Nationwide Life Insurance Company (“NLIC”), an Ohio domiciled stock life insurance company. All of the outstanding shares of NLIC’s common stock are owned by Nationwide Financial Services, Inc. (“NFS”), a holding company formed by Nationwide Corporation (“Nationwide Corp.”), a majority-owned subsidiary of NMIC.

NLAIC is licensed in 49 states and the District of Columbia. NLAIC offers universal life insurance, variable universal life insurance, term life insurance, whole life insurance, corporate-owned life insurance (“COLI”) and individual annuity contracts on a non-participating basis. NLAIC sells its products through a diverse distribution network. Unaffiliated entities that sell NLAIC’s products to their own customer bases include independent broker-dealers, financial institutions, wirehouse and regional firms and life insurance specialists. Representatives of affiliates who market products directly to a customer base include Nationwide Financial Network producers, which includes the agency distribution force of NLAIC’s ultimate majority parent company, NMIC.

Olentangy Reinsurance, LLC (“Olentangy”) is a Vermont-domiciled special purpose financial captive insurance company that was formed by NLAIC for the purpose of assuming certain universal life and term life insurance policies from NLAIC. Olentangy is a wholly-owned subsidiary of NLAIC.

As of December 31, 2016 and 2015, the Company did not have a significant concentration of financial instruments in a single investee, industry or geographic region. Also, the Company did not have a concentration of business transactions with a particular customer, lender, distribution source, market or geographic region in which a single event could cause a severe impact on the Company’s financial position.

(2)	Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of NLAIC and Olentangy. All intercompany accounts and transactions have been eliminated.

Use of Estimates

The Company’s consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). The preparation of the consolidated financial statements in accordance with GAAP requires the Company to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Significant estimates include the balance and amortization of deferred policy acquisition costs (“DAC”), legal and regulatory reserves, certain investment and derivative valuations, future policy benefits and claims, provision for income taxes and valuation of deferred taxes. Actual results could differ significantly from those estimates.

Revenues and Benefits

Investment and universal life insurance products. Investment products are long-duration contracts that do not subject the Company to significant risk arising from mortality (the incidence of death) or morbidity (the incidence of disability resulting from disease or physical impairment). These include variable and fixed deferred annuity contracts in the accumulation phase with individuals, as well as certain annuities without life contingencies. Universal life insurance products include long-duration insurance contracts that do not have fixed or guaranteed terms. These include universal life insurance, variable universal life insurance, COLI, bank-owned life insurance (“BOLI”) and other interest-sensitive life insurance policies. Revenues for investment products and universal life insurance products consist of net investment income, surrender charges and other policy charges earned and assessed against policy account balances during the period. Policy charges are assessed on a daily or monthly basis and are recognized as revenue when assessed and earned. Assessments for services provided in future periods are recorded as unearned revenue and recognized as revenue over the periods benefited. Surrender charges are recognized as revenue upon surrender of a contract in accordance with contractual terms.

7

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARY

(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to December 31, 2016, 2015 and 2014 Consolidated Financial Statements

Traditional life insurance products. Traditional life insurance products include those products with fixed and guaranteed terms, primarily consisting of whole life insurance, term life insurance and certain annuities with life contingencies. Premiums for traditional life insurance products are generally recognized as revenue when due. For certain annuities with life contingencies, any excess of gross premium over the net premium is deferred and recognized with the amount of expected future benefits. Benefits and expenses are associated with earned premiums so that profits are recognized over the life of the contract. This association is accomplished through the provision for future policy benefits and the deferral and amortization of policy acquisition costs.

Future Policy Benefits and Claims

Investment and universal life insurance products. The Company calculates its liability for future policy benefits and claims for investment products in the accumulation phase and for universal life insurance policies at the policy accrued account balance, which represents participants’ net deposits adjusted for investment performance, interest credited and applicable contract charges. Policy benefits and claims that are charged to expense include interest credited to policyholder accounts and benefits and claims incurred in the period in excess of related policyholder accounts.

The Company offers guarantees on variable and fixed indexed annuity products, which can include a return of no less than the total deposits made on the contract less any customer withdrawals, total deposits made on the contract less any customer withdrawals plus a minimum return, or the highest contract value on a specified anniversary date minus any customer withdrawals following the contract anniversary. These guarantees can also include benefits payable in the event of death, upon annuitization, upon periodic withdrawal or at specified dates during the accumulation period.

Guaranteed minimum death benefits (“GMDB”) on variable annuity and fixed indexed annuity products and guaranteed living withdrawal benefits (“GLWB”) on fixed indexed annuity products, as well as no-lapse guarantees on universal life and variable universal life insurance products are accounted for as insurance liabilities. Liabilities for these guarantees are calculated by multiplying the current benefit ratio by the cumulative assessments recorded from contract inception through the balance sheet date, less the cumulative guaranteed benefit payments plus interest. The Company evaluates its experience and assumptions and adjusts the benefit ratio as appropriate. If experience or assumption changes result in a new benefit ratio, the reserves are adjusted to reflect the changes, with a related charge or credit to benefits and claims in the period of evaluation. Determination of the expected benefit payments and assessments are based on a range of scenarios and assumptions, including those related to market rates of return and volatility, contract surrenders and mortality experience. The accounting for these guarantees impacts estimated gross profits used to calculate the balance and amortization of DAC and other expenses.

The Company offers certain indexed life insurance and annuity products for which the policyholders’ interest credits are based on market performance with caps and floors. The interest credits represent embedded derivatives within the insurance contract and therefore are required to be separated and valued apart from the host contracts. The embedded derivatives are held at fair value. Subsequent changes in the fair value of the embedded derivatives are recognized in earnings as a component of interest credited. The fair value of the embedded derivatives is calculated based on a combination of capital market and actuarial assumptions. Projections of cash flows inherent in the valuation of the embedded derivatives incorporate numerous assumptions including, but not limited to, mortality, lapse rates and index volatility.

The assumptions used to calculate the fair value of embedded derivatives are reviewed as part of an annual comprehensive study of assumptions. Quarterly, consideration is given as to whether adjustments to these assumptions are necessary.

Traditional life and other insurance products. The process of calculating reserve amounts for traditional life insurance products involves the use of a number of assumptions, including those related to persistency (the percentage of insurance policies remaining in-force from year to year), mortality, morbidity, interest rates and certain other expenses.

The liability for future policy benefits and claims for traditional life insurance policies was determined using the net level premium method, with weighted average interest rates of 6.0% and estimates of mortality, morbidity, investment yields and persistency that were used or being experienced at the time the policies were issued, with a provision for adverse deviation.

The liability for future policy benefits for certain annuities with life contingencies was calculated using the present value of future benefits and certain expenses, discounted using weighted average interest rates of 4.7%, with a provision for adverse deviation.

8

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARY

(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to December 31, 2016, 2015 and 2014 Consolidated Financial Statements

Reinsurance Ceded

The Company cedes insurance to other companies in order to limit potential losses and to diversify its exposures. Such agreements do not relieve the original insurer from its primary obligation to the policyholder in the event the reinsurer is unable to meet the obligations it has assumed. Reinsurance premiums ceded and reinsurance recoveries on benefits and claims incurred are deducted from the respective income and expense accounts. Assets and liabilities related to reinsurance ceded are reported in the consolidated balance sheets on a gross basis, separately from the related future policy benefits and claims of the Company.

Deferred Policy Acquisition Costs

The Company has deferred certain acquisition costs that are directly related to the successful acquisition of new and renewal insurance and investment contracts. The methods and assumptions used to amortize and assess recoverability of the DAC balance depend on the type of product.

Investment and universal life insurance products. For certain investment and universal life insurance products, DAC is amortized with interest over the lives of the policies in relation to the present value of estimated gross profits, which is determined primarily from projected interest margins, policy charges and net realized investment gains and losses, less policy benefits and other expenses. The DAC asset related to investment and universal life insurance products is adjusted to reflect the impact of unrealized gains and losses on available-for-sale securities, with the corresponding adjustment recorded in accumulated other comprehensive income (“AOCI”). This adjustment to DAC represents the change in amortization that would have been required as a charge or credit to earnings had such unrealized amounts been realized. DAC for investment and universal life insurance products is subject to recoverability testing in the year of policy issuance, and DAC for universal life insurance products is also subject to loss recognition testing at the end of each reporting period.

The assumptions used in the estimation of gross profits are based on the Company’s current best estimates of future events and are reviewed as part of an annual comprehensive study of assumptions. The most significant assumptions that are involved in the estimation of future gross profits include future net general and separate account investment performance, surrender/lapse rates, interest margins, renewal premiums and mortality. Quarterly, consideration is given as to whether adjustments to these assumptions are necessary. The Company uses a reversion to the mean process to determine the assumption for the future net separate account investment performance. This process assumes different performance levels over the next three years, such that the separate account mean return, measured from the anchor date to the end of the life of the product, equals the long-term assumption.

Changes in assumptions can have a significant impact on the amount of DAC reported for investment and universal life insurance products and on their related amortization patterns. In the event actual experience differs from assumptions or future assumptions are revised, the Company will record an increase or decrease in DAC amortization expense, which could be significant.

Traditional life insurance products. DAC is amortized with interest over the premium-paying period of the related policies in proportion to premium revenue recognized. These assumptions are consistent with those used in the calculation of liabilities for future policy benefits at issuance. DAC is evaluated for recoverability in the year of policy issuance, and loss recognition testing is conducted each reporting period.

Investments

Available-for-sale securities. Available-for-sale securities are reported at fair value, with unrealized gains and losses reported as a separate component of other comprehensive income, net of adjustments for DAC, future policy benefits and claims and deferred federal income taxes. Realized gains and losses on sales of available-for-sale securities are recognized in income based on the specific identification method. Interest and dividend income is recognized when earned.

As of December 31, 2016 and 2015, 98% of fixed maturity securities were priced using externally sourced data. Independent pricing services are most often utilized (86% and 87% as of December 31, 2016 and 2015, respectively) to determine the fair value of securities for which market quotations or quotations on comparable securities are available. For these securities, the Company obtains the pricing services’ methodologies, pricing from additional sources, and classifies the investments accordingly in the fair value hierarchy.

9

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARY

(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to December 31, 2016, 2015 and 2014 Consolidated Financial Statements

A corporate pricing matrix is used in valuing certain corporate debt securities. The corporate pricing matrix was developed using publicly and privately available spreads for privately placed corporate securities with varying weighted average lives and credit quality ratings. The weighted average life and credit quality rating of a particular fixed maturity security to be priced using the corporate pricing matrix are important inputs into the model and are used to determine a corresponding spread that is added to the appropriate U.S. Treasury yield to create an estimated market yield for that security. The estimated market yield and other relevant factors are then used to estimate the fair value of the particular security.

Non-binding broker quotes are also utilized to determine the fair value of certain fixed maturity securities when deemed appropriate or when quotes are not available from independent pricing services or a corporate pricing matrix. These securities, consisting primarily of private placement corporate bonds, are classified with the lowest priority in the fair value hierarchy as only one broker quote is ordinarily obtained, the investment is not traded on an exchange, the pricing is not available to other entities and/or the transaction volume in the same or similar investments has decreased. Inputs used in the development of prices are not provided to the Company by the brokers, as the brokers often do not provide the necessary transparency into their quotes and methodologies. At least annually, the Company performs reviews and tests to ensure that quotes are a reasonable estimate of the investments’ fair value. Price movements of broker quotes are subject to validation and require approval from the Company’s management. Management uses its knowledge of the investment and current market conditions to determine if the price is indicative of the investment’s fair value.

When the collectability of contractual interest payments on fixed maturity securities is considered doubtful, such securities are placed in non-accrual status and any accrued interest is excluded from investment income. These securities are not restored to accrual status until the Company determines that future payment of principal and interest is probable.

The Company has entered into securities lending agreements with a custodial bank whereby eligible securities are loaned to third parties, primarily major brokerage firms. These transactions are used to generate additional income in the securities portfolio. The Company is entitled to receive from the borrower any payments of interest and dividends received on loaned securities during the loan term. The agreements require a minimum of 102% of the fair value of the loaned securities to be held as collateral. Cash collateral is invested by the custodial bank in investment-grade securities, which are included in the total investments of the Company. Additionally, the Company may receive non-cash collateral, which would be recorded off-balance sheet. As of December 31, 2016 and December 31, 2015, the fair value of securities received as collateral and recorded off balance sheet is $83 and $75 million, respectively. The Company recognizes loaned securities in available-for-sale investments. A securities lending payable is recorded in other liabilities for the amount of cash collateral received. Net income received from securities lending activities is included in net investment income. As of December 31, 2016 and 2015, the fair value of loaned securities was $110 and $130 million, respectively.

For investments in certain residential and commercial mortgage-backed securities, the Company recognizes income and amortizes discounts and premiums using the effective-yield method based on prepayment assumptions and the estimated economic life of the securities. When actual prepayments differ significantly from estimated prepayments, the effective-yield is recalculated to reflect actual payments to date and anticipated future payments. Any resulting adjustment is included in net investment income in the period the estimates are revised. All other investment income is recorded using the effective-yield method without anticipating the impact of prepayments.

The Company periodically reviews its available-for-sale securities to determine if any decline in fair value to below amortized cost is other-than-temporary. Factors considered in determining whether a decline is other-than-temporary include the length of time a security has been in an unrealized loss position, the severity of the unrealized loss, reasons for the decline in value and expectations for the amount and timing of a recovery in fair value.

In assessing corporate debt securities for other-than-temporary impairment (“OTTI”), the Company evaluates the ability of the issuer to meet its debt obligations, the value of the company or specific collateral securing the debt, the Company’s intent to sell the security and whether it is more likely than not the Company will be required to sell the security before the recovery of its amortized cost basis. The Company evaluates U.S. government and agencies and obligations of states and political subdivisions securities for OTTI by examining similar characteristics.

Mortgage-backed securities are assessed for impairment using default estimates based on loan level data, where available. Where loan level data is not available, a proxy based on collateral characteristics is used. The impairment assessment considers loss severity as a function of multiple factors, including unpaid balance, interest rate, mortgage insurance ratios, assessed property value at origination, change in property value, loan-to-value (“LTV”) ratio at origination and prepayment speeds. Cash flows generated by the collateral are then utilized, along with consideration of the instrument’s position in the overall structure, to determine cash flows associated with the security.

10

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARY

(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to December 31, 2016, 2015 and 2014 Consolidated Financial Statements

Certain asset-backed securities are assessed for impairment using expected cash flows based on various inputs, including default estimates based on the underlying corporate securities, historical and forecasted loss severities or other market inputs when recovery estimates are not feasible. When the collateral is regional bank and insurance company trust preferred securities, default estimates used to estimate cash flows are based on U.S. Bank Rating service data and broker research.

The Company evaluates its intent to sell on an individual security basis. OTTI losses on securities when the Company does not intend to sell the security and it is not more likely than not it will be required to sell the security prior to recovery of the security’s amortized cost basis are bifurcated, with the credit related portion of the impairment loss being recognized in earnings and the non-credit related portion of the impairment loss and any subsequent changes in the fair value of those debt securities being recognized in other comprehensive income, net of applicable taxes and other offsets. To estimate the credit related portion of an impairment loss recognized in earnings, the Company considers the present value of the cash flows. To the extent that the present value of cash flows generated by a debt security is less than the amortized cost, an other-than-temporary impairment is recognized through earnings.

It is possible that further declines in fair values of such investments, or changes in assumptions or estimates of anticipated recoveries and/or cash flows, may cause further OTTI, which could be significant.

The Company invests in fixed maturity securities that could qualify as variable interest entities (“VIEs”), including corporate securities, mortgage-backed securities and asset-backed securities. The Company is not the primary beneficiary of these securities as the Company does not have the power to direct the activities that most significantly impact the entities’ performance. The Company’s potential loss is limited to the carrying values of these securities. There are no liquidity arrangements, guarantees or other commitments by third parties that affect the fair value of the Company’s interest in these assets.

Mortgage loans, net of allowance. The Company holds commercial mortgage loans that are collateralized by properties throughout the U.S. These mortgage loans are further segregated into the following classes based on the unique risk profiles of the underlying property types: office, industrial, retail, apartment and other. Mortgage loans held-for-investment are held at amortized cost less a valuation allowance.

As part of the underwriting process, specific guidelines are followed to ensure the initial quality of a new mortgage loan. Third-party appraisals are obtained to support loaned amounts, as the loans are usually collateral dependent.

The collectability and value of a mortgage loan are based on the ability of the borrower to repay and/or the value of the underlying collateral. The Company’s commercial mortgage loans are typically structured with balloon payment maturities, exposing the Company to risks associated with the borrowers’ ability to make the balloon payment or refinance the property.

Mortgage loans require a loan-specific reserve when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. When management determines that a loan requires a loan-specific reserve, a provision for loss is established equal to the difference between the carrying value and either the fair value of the collateral less costs to sell or the present value of expected future cash flows, discounted at the loan’s market interest rate. Loan-specific reserve charges are recorded in net realized investment gains and losses. In the event a loan-specific reserve charge is reversed, the recovery is also recorded in net realized investment gains and losses.

In addition to the loan-specific reserves, the Company maintains a non-specific reserve based primarily on loan surveillance categories and property type classes, which reflects management’s best estimates of probable credit losses inherent in the portfolio of loans without specific reserves as of the balance sheet date. Management’s periodic evaluation of the adequacy of the non-specific reserve is based on past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect a borrower’s ability to repay, the estimated value of the underlying collateral, the composition of the loan portfolio, current economic conditions and other relevant factors. Non-specific reserve changes are recorded in net realized investment gains and losses.

Management evaluates the credit quality of individual commercial mortgage loans and the portfolio as a whole through a number of loan quality measurements, including, but not limited to, LTV and debt service coverage (“DSC”) ratios. The LTV ratio is calculated as a ratio of the amortized cost of a loan to the estimated value of the underlying collateral. DSC is the amount of cash flow generated by the underlying collateral of the mortgage loan available to meet periodic interest and principal payments of the loan. This process identifies commercial mortgage loans representing the lowest risk profile and lowest potential for loss and those representing the highest risk profile and highest potential for loss. These factors are updated and evaluated at least annually.

11

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARY

(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to December 31, 2016, 2015 and 2014 Consolidated Financial Statements

Interest income on performing mortgage loans is recognized over the life of the loan using the effective-yield method. Loans in default or in the process of foreclosure are placed on non-accrual status. Interest received on non-accrual status mortgage loans is included in net investment income in the period received. Loans are restored to accrual status when the principal and interest is current and it is determined the future principal and interest payments are probable or when the loan is modified. Loans are considered delinquent when contractual payments are 90 days past due.

Policy loans. Policy loans, which are collateralized by the related insurance policy, are held at the outstanding principal balance and do not exceed the net cash surrender value of the policy. As such, no valuation allowance for policy loans is required.

Short-term investments. Short-term investments consist primarily of highly liquid mutual funds and government agency discount notes with maturities of twelve months or less at acquisition. The Company and various affiliates maintain agreements with Nationwide Cash Management Company (“NCMC”), an affiliate, under which NCMC acts as a common agent in handling the purchase and sale of short-term securities for the respective accounts of the participants. Amounts on deposit with NCMC for the benefit of the Company are included in short-term investments on the consolidated balance sheets. The Company carries short-term investments at fair value.

Other investments. Other investments consist of alternative investments in private debt funds and partnerships in real estate related funds. The Company applies equity method of accounting to these investments as it does not have a controlling financial interest. The Company recognizes the change in equity method investments in net investment income. The unfunded commitment related to these investments were $71 million and $19 million as of December 31, 2016 and 2015, respectively. The carrying value of these investment was $69 million and $11 million as of December 31, 2016 and 2015, respectively.

In the normal course of business, the Company has relationships with VIEs. If the Company determines that it has a variable interest and is the primary beneficiary, it consolidates the VIE. The Company is the primary beneficiary if the Company has the power to direct the activities of the VIE that most significantly impact the economic performance of the entity and the obligation to absorb losses or receive benefits from the entity that could be potentially significant to the VIE. This determination is based on a review of the entity’s contract and other deal-related information, such as the entity’s equity investment at risk, decision-making abilities, obligations to absorb economic risks and right to receive economic rewards of the entity. The Company did not consolidate any VIEs as of December 31, 2016 and 2015.

Derivative Instruments

The Company uses derivative instruments to manage exposures and mitigate risks primarily associated with equity markets and foreign currency. These derivative instruments primarily include cross-currency swaps, futures contracts and options. Certain features embedded in the Company’s indexed products require derivative accounting. All derivative instruments are held at fair value and are reflected as other assets or liabilities in the consolidated balance sheets.

The fair value of derivative instruments is determined using various valuation techniques relying predominantly on observable market inputs. These inputs include credit spreads, interest rates, counterparty credit risk, equity volatility and equity index levels. In cases where observable inputs are not available, the Company will utilize non-binding broker quotes to determine fair value, and these instruments are classified accordingly in the fair value hierarchy. Price movements of these broker quotes are subject to validation and require approval from the Company’s management. Management uses models to internally value the instruments for comparison to the values received through broker quotes.

For derivatives that are not designated for hedge accounting, the gain or loss on the derivative is recognized in net realized investment gains and losses.

For derivative instruments that are designated and qualify for cash flow hedge accounting, the effective portion of the gain or loss on the derivative instrument is reported as a component of accumulated other comprehensive income and reclassified into earnings in the same period or periods that the hedged transaction impacts earnings. The ineffective portion of the derivative’s change in value, if any, along with any of the derivative’s change in value that is excluded from the assessment of hedge effectiveness, are recorded in net realized investment gains and losses.

The Company’s derivative transaction counterparties are generally financial institutions. To reduce the credit risk associated with open contracts, the Company enters into master netting agreements, which permit the closeout and netting of transactions with the same counterparty upon the occurrence of certain events. In addition, the Company attempts to reduce credit risk by obtaining collateral from counterparties. The determination of the need for and the levels of collateral vary based on an assessment of the credit risk of the counterparty. The Company accepts collateral in the forms of cash and marketable securities. Non-cash collateral received is recorded off-balance sheet.

12

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARY

(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to December 31, 2016, 2015 and 2014 Consolidated Financial Statements

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources while unobservable inputs reflect the Company’s view of market assumptions in the absence of observable market information. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. In determining fair value, the Company uses various methods, including market, income and cost approaches.

The Company categorizes its financial instruments into a three-level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument in its entirety.

The Company categorizes assets and liabilities held at fair value in the consolidated balance sheets as follows:

Level 1. Unadjusted quoted prices accessible in active markets for identical assets or liabilities at the measurement date and mutual funds, where the value per share (unit) is determined and published daily and is the basis for current transactions.

Level 2. Unadjusted quoted prices for similar assets or liabilities in active markets or inputs (other than quoted prices) that are observable or that are derived principally from or corroborated by observable market data through correlation or other means. Primary inputs to this valuation technique may include comparative trades, bid/asks, interest rate movements, U.S. Treasury rates, London Interbank Offered Rate (“LIBOR”), prime rates, cash flows, maturity dates, call ability, estimated prepayments and/or underlying collateral values.

Level 3. Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Inputs reflect management’s best estimates of the assumptions market participants would use at the measurement date in pricing the asset or liability. Consideration is given to the risk inherent in both the method of valuation and the valuation inputs.

The Company reviews its fair value hierarchy classifications for assets and liabilities quarterly. Changes in the observability of significant valuation inputs identified during these reviews may trigger reclassifications. Reclassifications are reported as transfers at the beginning of the period in which the change occurs.

Fair Value Option. The Company assesses the fair value option election for newly acquired assets or liabilities on a prospective basis. There are no material assets or liabilities for which the Company has elected the fair value option.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments with original maturities of less than three months.

Separate Accounts

Separate account assets and liabilities represent contractholders’ funds that have been legally segregated into accounts with specific investment objectives. In the separate account, investment income and gains and losses on investments accrue directly to, and investment risk is borne by, the contractholder. Separate account assets are recorded at fair value, with the value of separate account liabilities set to equal the fair value of separate account assets. Separate account assets are primarily comprised of public, privately-registered and non-registered mutual funds, whose fair value is primarily based on the funds’ net asset value. Other separate account assets are recorded at fair value based on the methodology that is applicable to the underlying assets.

Federal Income Taxes

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, net operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income or loss in the years in which those temporary differences are expected to be recovered or settled. Under this method, the effect on deferred tax assets and liabilities due to a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are recorded to reduce a deferred tax asset to the amount expected to be realized. Interest expense and any associated penalties which relate to tax years still subject to review by the Internal Revenue Service (“IRS”) are recorded as income tax expenses.

13

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARY

(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to December 31, 2016, 2015 and 2014 Consolidated Financial Statements

The Company provides for federal income taxes based on amounts the Company believes it ultimately will owe. Inherent in the provision for federal income taxes are estimates regarding the deductibility of certain items and the realization of certain tax credits. In the event the ultimate deductibility of certain items or the realization of certain tax credits differs from estimates, the Company may be required to change the provision for federal income taxes recorded in the consolidated financial statements, which could be significant.

Tax reserves are reviewed regularly and are adjusted as events occur that the Company believes impact its liability for additional taxes, such as the lapsing of applicable statutes of limitations, conclusion of tax audits or substantial agreement with taxing authorities on the deductibility/nondeductibility of uncertain items, additional exposure based on current calculations, identification of new issues, release of administrative guidance or rendering of a court decision affecting a particular tax issue. The Company believes its tax reserves reasonably provide for potential assessments that may result from IRS examinations and other tax-related matters for all open tax years.

The Company files with the NMIC consolidated federal income tax return. Prior to 2015, NLAIC was included in the NLIC consolidated federal income tax return.

Subsequent Events

On March 1, 2017, the Company provided an unsecured promissory note in the amount of $119 million to NLIC. Under the terms of the agreement, repayment to the Company is due on demand or in 90 days, whichever occurs first.

The Company evaluated subsequent events through March 15, 2017, the date the consolidated financial statements were issued.

(3)	Recently Issued Accounting Standards

Adopted Accounting Standards

On January 1, 2016, the Company adopted ASU 2015-07, which amends ASC 820, Fair Value Measurements. The amended guidance eliminates the requirement to categorize investments using net asset value as a practical expedient for fair value within the fair value hierarchy. The adoption of this guidance had no impact on the Company’s consolidated financial statements.

On January 1, 2016, the Company adopted ASU 2015-09, which amends ASC 944, Financial Services-Insurance. The amended guidance requires additional disclosures for short duration insurance contracts. The adoption of this guidance had no impact on the Company’s consolidated financial statements.

Pending Accounting Standards

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. The amended guidance develops a single standard to recognize revenue when the identified performance obligation is satisfied. In August 2015, the FASB issued ASU 2015-14, Deferral of the Effective Date, which deferred the effective date of ASU 2014-09 by one year for all entities. The Company will adopt ASU 2014-09 for annual periods beginning January 1, 2018. The Company is currently in the process of determining the impact of adoption.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments – Overall: Recognition and Measurement of Financial Assets and Liabilities. The amended guidance primarily affects the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. In addition, the FASB clarified guidance related to the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available-for-sale debt securities. The Company will adopt the ASU for annual periods beginning January 1, 2018. The Company is currently in the process of determining the impact of adoption.

In February 2016, the FASB issued ASU 2016-02, Leases Section A – Leases. The amended guidance introduces a new standard on leases that requires recognition of assets and liabilities arising from all leasing arrangements on the balance sheet. The Company will adopt the ASU for annual periods beginning January 1, 2019. The Company is currently in the process of determining the impact of adoption.

In March 2016, the FASB issued ASU 2016-05, Derivatives and Hedging: Effect of Derivative Contract Novations on Existing Hedge Accounting Relationships. The update clarifies that a change in the hedging derivative’s counterparty does not, in and of itself, trigger de-designation of a hedging relationship provided that all other hedge accounting criteria continue to be met. The Company will adopt the ASU for annual periods beginning January 1, 2017. The adoption of this guidance will not have a material impact on the Company’s consolidated financial statements.

14

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARY

(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to December 31, 2016, 2015 and 2014 Consolidated Financial Statements

In March 2016, the FASB issued ASU 2016-06, Derivatives and Hedging: Contingent Put and Call Options in Debt Instruments. The update clarifies that in assessing whether an embedded contingent put or call option is clearly and closely related to the debt host, an entity is required to perform only the four-step decision sequence as amended by the ASU. Consequently, the Company does not have to separately assess whether the event that triggers its ability to exercise the contingent option is itself indexed only to interest rates or credit risk. The Company will adopt the ASU for annual periods beginning January 1, 2017. The adoption of this guidance will not have a material impact on the Company’s consolidated financial statements.

In March 2016, the FASB issued ASU 2016-07, Equity Method and Joint Ventures: Simplifying the Transition to the Equity method of Accounting. The update simplifies the equity method of accounting by eliminating the requirement to retrospectively apply the equity method to an investment that subsequently qualified for such accounting as a result of an increase in the level of ownership interest or degree of influence. Consequently, when an investment qualifies for equity method, the cost of acquiring the additional interest in the investee would be added to the current basis of the investor’s previously held interest, and the equity method would be applied subsequently from the date on which the investor obtains the ability to exercise significant influence over the investee. Unrealized holding gains or losses in accumulated other comprehensive income related to an available-for-sale security that becomes eligible for the equity method are to be recognized in earnings as of the date on which the investment qualifies for the equity method. The Company will adopt the ASU for annual periods beginning January 1, 2017. The adoption of this guidance will not have a material impact on the Company’s consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments. The guidance introduces a new approach for recognizing credit losses on financial instruments based on an estimate of current expected credit losses. It also modifies the impairment model for available-for-sale debt securities and provides for a simplified accounting model for purchased financial assets with credit deterioration since their origination. The Company will adopt the ASU for annual periods beginning January 1, 2020. The Company is currently in the process of determining the impact of adoption.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments (a consensus of the Emerging Issues Task Force). The amended guidance clarifies how certain transactions should be classified in the statement of cash flows. The Company will adopt the ASU for annual periods beginning January 1, 2018. The Company is currently in the process of determining the impact of adoption.

15

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARY

(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to December 31, 2016, 2015 and 2014 Consolidated Financial Statements

(4)	Certain Long-Duration Contracts

Variable Annuity Contracts

The Company provides two forms of guarantees to benefit the related contractholders of variable annuity contracts issued through separate accounts.

The GMDB, offered on variable annuity contracts, provides a specified minimum return upon death. Many of these death benefits are spousal, whereby a death benefit will be paid upon death of the first spouse. The survivor has the option to terminate the contract or continue it by having the death benefit paid into the contract and having a second death benefit paid upon the survivor’s death.

Guaranteed minimum income benefits (“GMIB”), previously offered on variable annuity contracts by the Company, provides the contractholder with a guaranteed annuitization stream of income. The separate account value subject to GMIB was $11 million and $12 million for the years ended December 31, 2016 and December 31, 2015, respectively. The net amount at risk, general account value, reserve balances and paid claims for GMIB were immaterial for the years ended December 31, 2016 and 2015.

The following table summarizes information regarding variable annuity contracts with GMDB invested in general and separate accounts, as of the dates indicated:

	December 31, 2016				December 31, 2015
	General	Separate	Net		General	Separate	Net
	account	account	amount	Average	account	account	amount	Average
(in millions)	value	value	at risk[1]	age[2]	value	value	at risk[1]	age[2]
Contracts with GMDB:
Return of net deposits	$7	$61	$—	73	$6	$69	$—	72
Minimum return or anniversary contract value	69	365	9	72	67	390	12	70

Total contracts with GMDB	$76	$426	$9	72	$73	$459	$12	71

1	Net amount at risk is calculated on a policy-level basis and equals the respective guaranteed benefit less the account value (or zero if the account value exceeds the guaranteed benefit).
2	Represents the weighted average attained age of contractholders.

The Company’s reserve balances and paid claims for variable annuity contracts with GMDB was immaterial for the years ended December 31, 2016 and 2015.

During 2016 and 2015, the Company performed an annual comprehensive review of assumptions for variable annuity guarantees. For the years ended December 31, 2016 and 2015, the updated assumptions resulted in an immaterial change to life insurance benefits and claims and amortization of DAC.

The following table summarizes the account balances of deferred variable annuity contracts with guarantees invested in separate accounts, as of the dates indicated:

	December 31,
(in millions)	2016	2015
Mutual funds:
Bond	$72	$76
Domestic equity	289	311
International equity	19	21

Total mutual funds	$380	$408
Money market funds	46	51

Total[1]	$426	$459

1	Excludes $1.0 billion and $876 million as of December 31, 2016 and 2015, respectively, of separate account assets not related to deferred variable annuity contracts with guarantees, attributable to variable universal life and COLI products.

16

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARY

(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to December 31, 2016, 2015 and 2014 Consolidated Financial Statements

Fixed Annuity Contracts

The Company offers certain fixed indexed annuity products with GMDB and GLWB. As of December 31, 2016 and 2015, the general account value for contracts with GMDB was $5.2 billion and $2.7 billion, respectively, which includes $2.5 billion and $1.4 billion, respectively, of general account value relating to contracts that also have GLWB. The net amount at risk on these guarantees were $4 million and $9 million for the years ended December 31, 2016 and 2015, respectively. The reserve balance on these guarantees were $19 million and immaterial as of December 31, 2016 and 2015, respectively. Paid claims on these guarantees were immaterial for the years ended December 31, 2016 and 2015.

During 2016 and 2015, the Company performed an annual comprehensive review of assumptions for fixed annuity guarantees. For the years ended December 31, 2016 and 2015, the updated assumptions resulted in an immaterial change to life insurance benefits and claims and amortization of DAC.

Universal and Variable Universal Life Insurance Contracts

The Company offers certain universal life and variable universal life insurance products with no-lapse guarantees. These no-lapse guarantees provide that a policy will not lapse so long as the policyholder makes minimum premium payments. The reserve balances on these guarantees were $638 million and $494 million as of December 31, 2016 and 2015, respectively. Paid claims on these guarantees were $12 million and $4 million for the years ended December 31, 2016 and 2015, respectively.

The following table summarizes information regarding universal and variable universal life insurance contracts with no-lapse guarantees invested in general and separate accounts, as of the dates indicated:

(in millions)	General account value	Separate account value	Adjusted insurance in force[1]	Average age[2]
December 31, 2016	$2,471	$537	$39,326	50
December 31, 2015	$2,001	$449	$31,951	51

1	The adjusted insurance in force is calculated on a policy-level basis and equals the respective guaranteed death benefit less the account value and reinsurance.
2	Represents the weighted average attained age of contractholders at the respective date.

During 2016, the Company recognized an increase in the liability for future policy benefits and claims in conjunction with the annual comprehensive review of assumptions for the no-lapse guarantees. For the year ended December 31, 2016, the updated assumptions resulted in an increase to life insurance benefits and claims of $19 million and lower amortization of DAC and other related balances of $8 million.

During 2015, the Company recognized an increase in the liability for future policy benefits and claims in conjunction with the annual comprehensive review of assumptions for the no-lapse guarantees. For the year ended December 31, 2015, the updated assumptions resulted in an increase to life insurance benefits and claims of $12 million and lower amortization of DAC and other related balances of $5 million.

17

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARY

(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to December 31, 2016, 2015 and 2014 Consolidated Financial Statements

(5)	Deferred Policy Acquisition Costs

The following table summarizes changes in the DAC balance, as of the dates indicated:

	December 31,
(in millions)	2016	2015	2014
Balance at beginning of year	$1,199	$632	$573
Capitalization of DAC	478	447	236
Amortization of DAC, excluding unlocks	(115)	(83)	(70)
Amortization of DAC related to unlocks	(14)	23	8
Adjustments to DAC related to unrealized gains and losses	(94)	180	(115)

Balance at end of year	$1,454	$1,199	$632

During 2016, the Company conducted its annual comprehensive review of model assumptions used to project DAC and other related balances, including valuation of business acquired (“VOBA”) and unearned revenue liabilities. As part of this review, the Company recognized an increase in amortization for DAC of $14 million and a decrease in amortization for other related balances of $9 million. The updated assumptions were primarily related to actual performance of the block of business since the prior review and changes to lapse rate, renewal premium and mortality performance.

During 2015, the Company recognized a decrease in DAC amortization of $23 million as a result of the annual comprehensive review of model assumptions and enhancements. The updated assumptions were primarily related to actual performance of the block of business since the prior review and changes to lapse rate, renewal premium and expected net investment income assumptions.

During 2014, the Company recognized a decrease in DAC amortization of $8 million as a result of the annual comprehensive review of model assumptions and enhancements. The updated assumptions were primarily related to the actual performance of the block of business since the prior year review and the expectations for lapses, partially offset by an update to the expectations for renewal premiums.

18

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARY

(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to December 31, 2016, 2015 and 2014 Consolidated Financial Statements

(6)	Investments

Available-for-Sale Securities

The following table summarizes the amortized cost, unrealized gains and losses and fair value of available-for-sale securities, as of the dates indicated:

	Amortized	Unrealized	Unrealized	Fair
(in millions)	cost	gains	losses	value
December 31, 2016
Available-for-sale securities:
U.S. government and agencies	$24	$4	$—	$28
Obligations of states and political subdivisions	519	41	10	550
Corporate public securities	7,194	186	101	7,279
Corporate private securities	1,274	24	36	1,262
Residential mortgage-backed securities	421	13	5	429
Commercial mortgage-backed securities	107	2	1	108
Asset-backed securities	37	4	4	37

Total available-for-sale securities	$9,576	$274	$157	$9,693

December 31, 2015
Available-for-sale securities:
U.S. government and agencies	$29	$4	$—	$33
Obligations of states and political subdivisions	358	35	2	391
Corporate public securities	5,633	109	209	5,533
Corporate private securities	838	20	18	840
Residential mortgage-backed securities	241	12	4	249
Commercial mortgage-backed securities	148	3	1	150
Asset-backed securities	38	2	6	34

Total available-for-sale securities	$7,285	$185	$240	$7,230

The fair value of the Company’s available-for-sale securities may fluctuate significantly in response to changes in interest rates, investment quality ratings and credit spreads. The Company does not have the intent to sell, nor is it more likely than not that it will be required to sell, fixed maturity securities in an unrealized loss position.

The following table summarizes the amortized cost and fair value of fixed maturity securities, by contractual maturity, as of December 31, 2016. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without early redemption penalties.

	Amortized	Fair
(in millions)	cost	value
Fixed maturity securities:
Due in one year or less	$252	$254
Due after one year through five years	1,586	1,639
Due after five years through ten years	3,754	3,739
Due after ten years	3,419	3,487

Subtotal	$9,011	$9,119
Residential mortgage-backed securities	421	429
Commercial mortgage-backed securities	107	108
Asset-backed securities	37	37

Total fixed maturity securities	$9,576	$9,693

19

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARY

(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to December 31, 2016, 2015 and 2014 Consolidated Financial Statements

The following table summarizes the components of net unrealized gains and losses, as of the dates indicated:

	December 31,
(in millions)	2016	2015
Net unrealized gains (losses) on available-for-sale securities, before adjustments and taxes[1]	$117	$(55)
Adjustment to DAC	(72)	22
Adjustment to future policy benefits and claims	(2)	(2)
Adjustment to unearned revenue liability	24	(5)
Deferred federal income tax (expense) benefit	(23)	14

Net unrealized gains (losses) on available-for-sale securities	$44	$(26)

1	Includes net unrealized losses of $1 million and $0 million as of December 31, 2016 and 2015, respectively, related to the non-credit portion of other-than-temporarily impaired securities.

The following table summarizes the change in net unrealized gains and losses reported in accumulated other comprehensive income, for the years ended:

	December 31,
(in millions)	2016	2015
Balance at beginning of year	$(26)	$104
Unrealized gains and losses arising during the year:
Net unrealized gains (losses) on available-for-sale securities before adjustments	154	(372)
Non-credit impairments and subsequent changes in fair value of impaired debt securities	(1)	—
Net adjustment to DAC	(94)	180
Net adjustment to unearned revenue liability	29	(15)
Related federal income tax (expense) benefit	(30)	72

Unrealized gains (losses) on available-for-sale securities	$58	$(135)
Less: Reclassification adjustment for net losses realized on available-for-sale securities, net of tax benefit ($7 and $2 as of December 31, 2016 and 2015, respectively)	(12)	(5)
Increase (decrease) net unrealized gains (losses) on available-for-sale securities	$70	$(130)

Balance at end of year	$44	$(26)

20

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARY

(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to December 31, 2016, 2015 and 2014 Consolidated Financial Statements

The following table summarizes, by asset class, available-for-sale securities, in an unrealized loss position based on the amount of time each type of security has been in an unrealized loss position, as well as the related fair value, as of the dates indicated:

	Less than or equal to one year		More than one year		Total
(in millions)	Fair value	Unrealized losses	Fair value	Unrealized losses	Unrealized losses[1]
December 31, 2016
Fixed maturity securities:
Obligations of states and political subdivisions	$184	$9	$18	$1	$10
Corporate public securities	2,257	76	203	25	101
Corporate private securities	457	26	125	10	36
Residential mortgage-backed securities	28	1	28	4	5
Commercial mortgage-backed securities	37	—	4	1	1
Asset-backed securities	19	—	6	4	4

Total [2]	$2,982	$112	$384	$45	$157

December 31, 2015
Fixed maturity securities:
Obligations of states and political subdivisions	$52	$1	$9	$1	$2
Corporate public securities	2,458	139	255	70	209
Corporate private securities	409	15	30	3	18
Residential mortgage-backed securities	22	—	32	4	4
Commercial mortgage-backed securities	88	1	3	—	1
Asset-backed securities	17	1	8	5	6

Total [2]	$3,046	$157	$337	$83	$240

1	As of December 31, 2016 and 2015, there were $19 and $101 million, respectively, of unrealized losses related to available-for-sale securities with a fair value to amortized cost ratio of less than 80%.
2	Represents 370 and 388 of available-for-sale securities in an unrealized loss position as of December 31, 2016 and 2015, respectively.

The Company believes the unrealized losses on these available-for-sale securities represent temporary fluctuations in economic factors that are not indicative of other-than-temporary impairment.

Mortgage Loans, Net of Allowance

As of December 31, 2016, the Company’s mortgage loans was $2,332 million, which is net of allowance of $9 million. As of December 31, 2015, mortgage loans were $1,405 million, which is net of allowance of $5 million. The Company did not hold any specific reserves.

The following table summarizes activity in the valuation allowance for mortgage loans, for the years ended:

	December 31,
(in millions)	2016	2015	2014
Balance at beginning of year	$5	$2	$2
Current period provision	4	3	—

Balance at end of year	$9	$5	$2

As of December 31, 2016 and 2015, the Company’s mortgage loans classified as delinquent and/or in non-accrual status were immaterial in relation to the total mortgage loan portfolio. The Company had no mortgage loans 90 days or more past due and still accruing interest.

21

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARY

(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to December 31, 2016, 2015 and 2014 Consolidated Financial Statements

The following table summarizes the LTV ratio and DSC ratios of the mortgage loan portfolio, as of the dates indicated:

	LTV ratio			DSC ratio
(in millions)	Less than 90%	90% or greater	Total[1]	Greater than 1.00	Less than 1.00	Total[1]
December 31, 2016
Apartment	$702	$—	$702	$702	$—	$702
Industrial	415	—	415	415	—	415
Office	362	—	362	361	1	362
Retail	734	—	734	734	—	734
Other	128	—	128	128	—	128

Total[2]	$2,341	$—	$2,341	$2,340	$1	$2,341

December 31, 2015
Apartment	$380	$—	$380	$380	$—	$380
Industrial	203	1	204	203	1	204
Office	209	—	209	208	1	209
Retail	502	—	502	502	—	502
Other	115	—	115	115	—	115

Total[3]	$1,409	$1	$1,410	$1,408	$2	$1,410

1	While these loan quality measurements contribute to management’s assessment of relative credit risk in the commercial mortgage loan portfolio for the dates indicated, based on underwriting criteria and ongoing assessment of the properties’ performance, management believes the amounts, net of valuation allowance, are collectible.
2	As of December 31, 2016, the total weighted average DSC ratio was 2.07. As of December 31, 2016, the weighted average LTV ratios for the respective DSC ratio ranges above were 62% and 57%, with a total weighted average LTV ratio of 62%.
3	As of December 31, 2015, the weighted average DSC ratios for the respective LTV ratio ranges above were 2.10 and 0.73, with a total weighted average DSC ratio of 2.10. As of December 31, 2015, the weighted average LTV ratios for the respective DSC ratio ranges above were 63% and 69%, with a total weighted average LTV ratio of 63%.

Available-For-Sale Securities on Deposit

Available-for-sale securities with a carrying value of $6 million and $5 million were on deposit with various regulatory agencies as required by law as of December 31, 2016 and 2015, respectively. These securities are included in fixed maturity securities in the consolidated balance sheets.

Net Investment Income

The following table summarizes net investment income by investment type, for the years ended:

	December 31,
(in millions)	2016	2015	2014
Fixed maturity securities, available-for-sale	$366	$275	$234
Mortgage loans	81	41	28
Other	9	7	5

Gross investment income	$456	$323	$267
Investment expenses	12	9	8
Net investment income ceded (See Note 11)	92	97	106

Net investment income	$352	$217	$153

22

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARY

(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to December 31, 2016, 2015 and 2014 Consolidated Financial Statements

Net Realized Investment Gains and Losses, Including Other-Than-Temporary Impairments

The following table summarizes net realized investment gains and losses, including other-than-temporary impairments, by source, for the years ended:

	December 31,
(in millions)	2016	2015	2014
Realized gains on sales of available-for-sales securities[1]	$6	$1	$2
Realized losses on sales of available-for-sales securities[1]	(21)	(8)	(1)
Net realized derivative gains (losses)	157	(50)	12
Valuation losses and other	(3)	(3)	—
OTTI losses[2]	(4)	—	—

Net realized investment gains (losses)	$135	$(60)	$13

1	Proceeds from the sale of available-for-sale securities were $124 million, $77 million and $113 million during the years ended December 31, 2016, 2015 and 2014, respectively.
2	OTTI on fixed maturity securities excludes $2 million, $0 million and $0 million of non-credit losses included in other comprehensive income for the years ended December 31, 2016, 2015 and 2014, respectively.

The following table summarizes the cumulative credit losses, for the years ended:

	December 31,
(in millions)	2016	2015	2014
Cumulative credit losses at beginning of year[1]	$10	$12	$13
New credit losses	3	—	—
Losses related to securities included in the beginning balance sold or paid down during the period	(3)	(2)	(1)

Cumulative credit losses at end of year[1]	$10	$10	$12

1	Cumulative credit losses are defined as amounts related to the Company’s credit portion of the other-than-temporary impairment losses on debt securities that the Company does not intend to sell and that it is not more likely than not the Company will be required to sell prior to recovery of the amortized cost basis.

23

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARY

(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to December 31, 2016, 2015 and 2014 Consolidated Financial Statements

(7)	Derivative Instruments

The Company is exposed to certain risks related to its ongoing business operations which are managed using derivative instruments.

Equity market risk management. The Company issues a variety of insurance and annuity products that expose it to equity risks. To mitigate these risks, the Company enters into a variety of derivatives including equity index futures, options and total return swaps.

Other risk management. As part of its regular investing activities, the Company may purchase foreign currency denominated investments. These investments and the associated income expose the Company to volatility associated with movements in foreign exchange rates. As foreign exchange rates change, the increase or decrease in the cash flows of the derivative instrument are intended to mitigate the changes in the functional-currency equivalent cash flows of the hedged item. To mitigate this risk, the Company uses cross-currency swaps.

Credit risk associated with derivatives transactions. The Company periodically evaluates the risks within the derivative portfolios due to credit exposure. When evaluating these risks, the Company considers several factors which include, but are not limited to, the counterparty credit risk associated with derivative receivables, the Company’s own credit as it relates to derivative payables, the collateral thresholds associated with each counterparty and changes in relevant market data in order to gain insight into the probability of default by the counterparty. The Company also considers the impact credit exposure could have on the effectiveness of the Company’s hedging relationships. As of December 31, 2016 and 2015, the impact of the exposure to credit risk on the fair value measurement of derivatives and the effectiveness of the Company’s hedging relationships was immaterial.

The following table summarizes the fair value and related notional amounts of derivative instruments, as of the dates indicated:

	Derivative assets		Derivative liabilities
(in millions)	Fair value	Notional	Fair value	Notional
December 31, 2016
Derivatives designated and qualifying as hedging instruments:
Cross currency swaps	$23	$304	$1	$11
Derivatives not designated as hedging instruments:
Equity contracts	291	5,100	—	—

Total derivative positions[1]	$314	$5,404	$1	$11

December 31, 2015
Derivatives designated and qualifying as hedging instruments:
Cross currency swaps	$12	$164	$—	$—
Derivatives not designated as hedging instruments:
Equity contracts	55	2,280	—	—

Total derivative positions[1]	$67	$2,444	$—	$—

1	Derivative assets and liabilities are included in other assets and other liabilities, respectively, in the consolidated balance sheets. As of December 31, 2016 and 2015, there was immaterial accrued interest receivable and payable excluded from derivative assets and derivative liabilities, respectively.

Of the $314 million and $67 million of fair value of total derivative assets at December 31, 2016 and 2015, respectively, immaterial amounts are subject to master netting agreements. The Company received $315 and $53 million of cash collateral, resulting in an immaterial uncollateralized position as of December 31, 2016 and 2015, respectively. Of the $1 million and $0 million of fair value of total derivative liabilities at December 31, 2016 and 2015, respectively, immaterial amounts are subject to master netting agreements. The Company posted $18 million and $12 million of cash collateral, resulting in an immaterial net uncollateralized total derivative liability position as of December 31, 2016 and 2015, respectively. The Company did not hold securities as off-balance sheet collateral as of December 31, 2016 and 2015.

24

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARY

(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to December 31, 2016, 2015 and 2014 Consolidated Financial Statements

The following table summarizes gains and losses for derivative instruments recognized in net realized investment gains and losses in the consolidated statements of operations, for the years ended:

	December 31,
(in millions)	2016	2015	2014
Derivative Instruments
Equity contracts	$158	$(49)	$14
Other derivative contracts	(1)	(1)	(2)

Net realized derivative gains (losses)	$157	$(50)	$12

(8)	Fair Value Measurements

The following table summarizes assets and liabilities held at fair value on a recurring basis as of December 31, 2016:

(in millions)	Level 1	Level 2	Level 3	Total
Assets
Investments:
Fixed maturity securities, available-for-sale:
U.S. government and agencies	$28	$—	$—	$28
Obligations of states and political subdivisions	—	550	—	550
Corporate public securities	—	7,242	37	7,279
Corporate private securities	—	1,090	172	1,262
Residential mortgage-backed securities	259	170	—	429
Commercial mortgage-backed securities	—	108	—	108
Asset-backed securities	—	22	15	37

Total fixed maturity securities, available-for-sale, at fair value	$287	$9,182	$224	$9,693
Short-term investments	29	412	—	441

Investments at fair value	$316	$9,594	$224	$10,134

Derivative assets	—	23	291	314
Separate account assets	1,437	—	—	1,437

Assets at fair value	$1,753	$9,617	$515	$11,885

Liabilities
Future policy benefits and claims	$—	$—	$372	$372
Derivative liabilities	—	1	$—	$1

Liabilities at fair value	$—	$1	$372	$373

25

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARY

(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to December 31, 2016, 2015 and 2014 Consolidated Financial Statements

The following table presents the rollforward of Level 3 assets and liabilities held at fair value on a recurring basis during the year ended December 31, 2016:

(in millions)	Fixed maturity securities[2]	Derivative assets[3]	Total assets at fair value	Future policy benefits and claims
Balance as of December 31, 2015	$129	$55	$184	$98
Net gains (losses)
In operations[1]	(3)	132	132	274
In other comprehensive income	(1)	—	(3)	—
Purchases	7	111	118	—
Sales	(25)	(7)	(33)	—
Transfers into Level 3	118	—	118	—
Transfers out of Level 3	(1)	—	(1)	—

Balance as of December 31, 2016	$224	$291	$515	$372

1	Net gains and losses included in operations are reported in net realized investment gains and losses and interest credited to policyholder accounts. The change in unrealized losses included in operations on assets and liabilities still held at the end of the year was $157 million for future policy benefits and claims and $147 million for derivative assets.
2	Non-binding broker quotes were utilized to determine a fair value of $162 million of total fixed maturity securities as of December 31, 2016.
3	Non-binding broker quotes were utilized to determine a fair value of all Level 3 derivative assets.

Transfers into and out of Level 3 during the year ended December 31, 2016 are primarily due to the change in observability of pricing inputs used for certain corporate public and private securities. There were no material transfers between Levels 1 and 2 during the year ended December 31, 2016.

Indexed Products

The following table summarizes significant unobservable inputs used for fair value measurements for indexed products classified as Level 3 as of December 31, 2016:

Unobservable Inputs	Range
Mortality	0% - 5%[1]
Lapse	0% - 10%
Index Volatility	15% - 25%[2]

1	Represents the mortality for the majority of business, with policyholders ranging from 0 to 80.
2	Certain managed volatility indices utilize a 5% index volatility

The following changes in any of the significant unobservable inputs presented in the table above may result in a change in the fair value measurements of the indexed products:

Higher mortality rates tend to decrease the value of the liability and lower mortality rates tend to increase the value of the liability.

Higher lapse rates tend to decrease the value of the liability and lower lapse rates tend to increase the value of the liability. Factors that impact the predicted lapse rate can include: age, policy duration, policy size and applicable surrender charges. All else being equal, policies with a surrender charge present will have lower lapse rates than policies without a surrender charge.

Higher index volatility tends to increase the value of the liability and lower index volatility tends to decrease the value of the liability.

26

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARY

(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to December 31, 2016, 2015 and 2014 Consolidated Financial Statements

The following table summarizes assets and liabilities held at fair value on a recurring basis as of December 31, 2015:

(in millions)	Level 1	Level 2	Level 3	Total
Assets
Investments:
Fixed maturity securities, available-for-sale:
U.S. government and agencies	$33	$—	$—	$33
Obligations of states and political subdivisions	—	391	—	391
Corporate public securities	—	5,526	7	5,533
Corporate private securities	—	732	108	840
Residential mortgage-backed securities	42	206	1	249
Commercial mortgage-backed securities	—	150	—	150
Asset-backed securities	—	21	13	34

Total fixed maturity securities, available-for-sale, at fair value	$75	$7,026	$129	$7,230
Short-term investments	58	231	—	289

Investments at fair value	$133	$7,257	$129	$7,519

Derivative assets	—	12	55	67
Separate account assets	1,335	—	—	1,335

Assets at fair value	$1,468	$7,269	$184	$8,921

Liabilities
Future policy benefits and claims	$—	$—	$98	$98

Liabilities at fair value	$—	$—	$98	$98

The following table presents the rollforward of Level 3 assets and liabilities held at fair value on a recurring basis during the year ended December 31, 2015:

(in millions)	Fixed maturity securities[2]	Derivative assets[3]	Total assets at fair value	Future policy benefits and claims
Balance as of December 31, 2014	$94	$17	$111	$37
Net gains (losses)
In operations[1]	—	(39)	(39)	61
In other comprehensive income	(7)	—	(7)	—
Purchases	53	95	148	—
Sales	(16)	(18)	(34)	—
Transfers into Level 3	30	—	30	—
Transfers out of Level 3	(25)	—	(25)	—

Balance as of December 31, 2015	$129	$55	$184	$98

1	Net gains and losses included in operations are reported in net realized investment gains and losses and interest credited to policyholder accounts. The change in unrealized (losses) gains included in operations on assets and liabilities still held at the end of the year was $61 million for future policy benefits and claims and $48 million for derivative assets.
2	Non-binding broker quotes were utilized to determine a fair value of $121 million of total fixed maturity securities as of December 31, 2015.
3	Non-binding broker quotes were utilized to determine a fair value of all Level 3 derivative assets.

Transfers into and out of Level 3 during the year ended December 31, 2015 are primarily due to the change in observability of pricing inputs used for certain corporate private securities. There were no material transfers between Levels 1 and 2 during the year ended December 31, 2015.

27

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARY

(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to December 31, 2016, 2015 and 2014 Consolidated Financial Statements

Financial Instruments Not Carried at Fair Value

The following table summarizes the carrying value and fair value of the Company’s financial instruments not carried at fair value as of the dates indicated. The valuation techniques used to estimate these fair values are described below.

	December 31, 2016			December 31, 2015
(in millions)	Carrying value	Fair value	Level 3	Carrying value	Fair value	Level 3
Assets
Investments:
Mortgage loans, net of allowance	$2,332	$2,224	$2,224	$1,405	$1,378	$1,378
Policy loans	$64	$64	$64	$52	$52	$52
Liabilities
Investment contracts	$7,868	$7,902	$7,902	$5,308	$5,354	$5,354

Mortgage loans, net of allowance. The fair values of mortgage loans are estimated using discounted cash flow analyses based on interest rates currently being offered for similar loans to borrowers with similar credit ratings.

Policy loans. The carrying amount reported in the consolidated balance sheets approximates fair value as policy loans are fully collateralized by the cash surrender value of underlying insurance policies.

Investment contracts. For investment contracts without defined maturities, fair value is the amount payable on demand, net of surrender charges. For investment contracts with known or determined maturities, fair value is estimated using discounted cash flow analysis. Interest rates used in this analysis are similar to currently offered contracts with maturities consistent with those remaining for the contracts being valued. The fair value of adjustable rate contracts approximates their carrying value.

(9)	Federal Income Taxes

The following table summarizes the components of federal income tax expense (benefit) for the years ended:

	December 31,
(in millions)	2016	2015	2014
Current tax benefit	$(22)	$(80)	$(64)
Deferred tax expense	35	104	88

Total tax expense	$13	$24	$24

28

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARY

(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to December 31, 2016, 2015 and 2014 Consolidated Financial Statements

The following table summarizes how the total federal income tax expense differs from the amount computed by applying the U.S. federal income tax rate to net income, for the years ended:

	December 31,
	2016		2015		2014
(in millions)	Amount	%	Amount	%	Amount	%
Rate reconciliation:
Computed (expected tax expense)	$16	35%	$26	35%	$25	35%
Dividends received deduction	(2)	(5)%	(2)	(2)%	(2)	(3)%
Other, net	(1)	(1)%	—	—%	1	2%

Total	$13	29%	$24	33%	$24	34%

The Company’s current federal income tax receivable with NLIC was $22 million and $81 million as of December 31, 2016 and 2015, respectively.

The Company’s federal income taxes (refunded) paid were $(79) million, $(67) million and $7 million for the years ended December 31, 2016, 2015 and 2014, respectively.

As of December 31, 2016, the Company had $2 million in foreign tax credit carryforwards, which expire between 2017 and 2025. The Company expects to fully utilize all carryforwards.

The following table summarizes the tax effects of temporary differences that gave rise to significant components of the net deferred tax liability included in other liabilities in the consolidated balance sheets, as of the dates indicated:

	December 31,
(in millions)	2016	2015
Deferred tax assets:
Available-for-sale securities	$—	$31
Future policy benefits and claims	37	—
Net operating loss carryforward	—	8
Deferred revenue	15	11
Other	8	5
Gross deferred tax assets	$60	$55

Deferred tax liabilities:
Deferred policy acquisition costs	$385	$312
Available-for-sale securities	33	—
Future policy benefits and claims	—	30
Other	39	34

Gross deferred tax liabilities	$457	$376

Net deferred tax liability	$(397)	$(321)

In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion of the total gross deferred tax assets will not be realized. Based on the Company’s analysis, it is more likely than not that the results of future operations and the implementation of tax planning strategies will generate sufficient taxable income to enable the Company to realize the deferred tax assets for which the Company has not established valuation allowances.

29

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARY

(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to December 31, 2016, 2015 and 2014 Consolidated Financial Statements

The Company had uncertain tax positions, including permanent and temporary differences, but excluding interest and penalties of $1 million as of December 31, 2016, 2015 and 2014.

The Company believes it is reasonably possible that the liability for unrecognized tax benefits could decrease $1 million within the next 12 months as a result of IRS exam settlement.

The Company files consolidated income tax returns in the U.S. federal jurisdiction and various state jurisdictions. The Company is no longer subject to U.S. federal, state or local tax examinations by tax authorities through the 2010 tax year. In 2015, the IRS commenced an examination of the Company’s U.S. income tax returns for the years 2011 through 2012. Any adjustments that may result from IRS examination of tax returns are not expected to have a material effect on the results of operations, cash flows or financial position of the Company.

(10)	Statutory Financial Information

Statutory Results

The Company is required to prepare their statutory financial statements in conformity with the statutory accounting practices prescribed and permitted by insurance regulatory authorities, subject to any deviations prescribed or permitted by the applicable state departments of insurance.

Olentangy was granted a permitted practice from the State of Vermont that increased NLAIC’s valuation of this subsidiary by $56 million as of December 31, 2016 and 2015.

Statutory accounting practices focus on insurer solvency and differ materially from GAAP primarily due to charging policy acquisition and other costs to expense as incurred, establishing future policy benefits and claims reserves based on different actuarial assumptions, excluding certain assets from statutory admitted assets and valuing investments and establishing deferred taxes on a different basis.

The following table summarizes the statutory net loss and statutory capital and surplus for NLAIC for the years ended:

	December 31,
(in millions)	2016	2015	2014
Statutory net loss	$(227)	$(99)	$(122)
Statutory capital and surplus	$968	$735	$691

Dividend Restrictions

The payment of dividends by NLAIC is subject to restrictions set forth in the insurance laws and regulations of the State of Ohio, its domiciliary state. The State of Ohio insurance laws require Ohio-domiciled life insurance companies to notify the Ohio Superindendent to seek prior regulatory approval to pay a dividend or distribute cash or other property if the fair market value thereof, together with that of other dividends or distributions made in the preceding twelve months, exceeds the greater of (1) 10% of statutory-basis policyholders’ surplus as of the prior December 31 or (2) the statutory-basis net income of the insurer as of the prior December 31. During the years ended December 31, 2016, 2015 and 2014, NLAIC did not pay any dividends to NLIC. Due to NLAIC’s unassigned deficit as of December 31, 2016, any dividend paid by NLAIC in 2017 would require regulatory approval.

The State of Ohio insurance laws also require insurers to seek prior regulatory approval for any dividend paid from other than earned surplus. Earned surplus is defined under the State of Ohio insurance laws as the amount equal to the Company’s unassigned funds as set forth in its most recent statutory financial statements, including net unrealized capital gains and losses or revaluation of assets. Additionally, following any dividend, an insurer’s policyholder surplus must be reasonable in relation to the insurer’s outstanding liabilities and adequate for its financial needs.

30

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARY

(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to December 31, 2016, 2015 and 2014 Consolidated Financial Statements

Regulatory Risk-Based Capital

The National Association of Insurance Commissioners’ (“NAIC”) Risk-Based Capital (“RBC”) model law requires every insurer to calculate its total adjusted capital and RBC requirement to ensure insurer solvency. Regulatory guidelines provide for an insurance commissioner to intervene if the insurer experiences financial difficulty, as evidenced by a company’s total adjusted capital falling below established relationships to required RBC. The model includes components for asset risk, liability risk, interest rate exposure and other factors. The State of Ohio imposes minimum RBC requirements that are developed by the NAIC. The formulas in the model for determining the amount of RBC specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of total adjusted capital to authorized control level RBC, as defined by the NAIC. Companies below specific trigger points or ratios are classified within certain levels, all of which require specified corrective action. NLAIC and Olentangy each exceeded the minimum RBC requirements for all periods presented.

(11)	Related Party Transactions

The Company has entered into significant, recurring transactions and agreements with NMIC, other affiliates and subsidiaries as a part of its ongoing operations. These include annuity and life insurance contracts, agreements related to reinsurance, cost sharing, tax sharing, administrative services, marketing, intercompany loans, intercompany repurchases, cash management services, investment management and software licensing. In addition, employees of the Company participate in several benefit plans sponsored by NMIC, for which the Company has no legal obligations. Measures used to allocate expenses among companies include individual employee estimates of time spent, special cost studies, claims counts, policies in force, direct written premium, paid losses, pro rate share of employees or their salaries, the number of full-time employees, commission expense and other methods agreed to by the participating companies.

Effective January 1, 2015, the Company became party to a revised tax sharing agreement that reflects the new NMIC consolidated federal return group which includes its eligible life and non-life insurance company subsidiaries. The method of allocation among the companies is based upon separate return calculations with current benefit for tax losses and credits utilized in the consolidated return.

Pursuant to a financial support agreement, NLIC agreed to provide NLAIC with the minimum capital and surplus required by each state in which the Company does business and to maintain creditworthiness at a level consistent with that of NLIC. This agreement does not constitute NLIC as guarantor of any obligation or indebtedness of the Company or provide any creditor of NLAIC with recourse to or against any of the assets of NLIC.

In addition, Nationwide Services Company, LLC (“NSC”), a subsidiary of NMIC, provides data processing, systems development, hardware and software support, telephone, mail and other services to the Company, based on specified rates for units of service consumed pursuant to the enterprise cost sharing agreement. For the years ended December 31, 2016, 2015 and 2014, the Company was allocated costs from NMIC and NSC totaling $78 million, $70 million and $28 million, respectively.

The Company may underwrite insurance policies for its agents, employees, officers and/or directors. The Company may offer discounts on certain products that are subject to applicable state insurance laws and approvals.

Under the enterprise cost sharing agreement, the Company has a cost sharing arrangement with NMIC to occupy office space. The Company made payments under the cost sharing agreement to NMIC of $5 million, $4 million and $2 million for the years ended December 31, 2016, 2015 and 2014, respectively.

NLAIC has a reinsurance agreement with NLIC whereby certain individual deferred fixed annuity contracts are ceded on a modified coinsurance basis. Under a modified coinsurance agreement, the ceding company retains invested assets, and investment earnings are paid to the reinsurer. Under the terms of the agreement, NLIC bears the investment risk associated with changes in interest rates. Risk of asset default is retained by the Company, and NLIC pays a fee to NLAIC for the Company’s retention of such risk. The agreement will remain in force until all contract obligations are settled. The ceding of risk does not discharge the original insurer from its primary obligation to the contractholder. Amounts ceded to NLIC for the years ended December 31, 2016, 2015 and 2014 include premiums of $43 million, $66 million and $92 million, respectively; net investment income of $92 million, $97 million and $106 million, respectively, and benefits, claims and other expenses of $100 million, $123 million and $153 million, respectively. Policy reserves under this agreement totaled $2.2 billion and $2.4 billion as of December 31, 2016 and 2015, respectively.

NLAIC also has a reinsurance agreement with NLIC whereby a certain life insurance contract is ceded on a 100% coinsurance basis. Policy reserves ceded and amounts receivable from NLIC under this agreement totaled $155 million and $153 million as of December 31, 2016 and 2015, respectively.

31

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARY

(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to December 31, 2016, 2015 and 2014 Consolidated Financial Statements

The contractual obligations under the Company’s single premium deferred annuity (“SPDA”) contracts in force and issued before September 1, 1988 are guaranteed by NLIC. Total SPDA contracts affected by this guarantee in force as of December 31, 2016 and 2015 were $15 million and $19 million, respectively.

Funds of Nationwide Funds Group (“NFG”), a group of Nationwide businesses that develops, sells and services mutual funds, are offered to NLAIC’s customers as investment options in certain of the Company’s products. As of December 31, 2016 and 2015, customer allocations to NFG funds totaled $802 million and $725 million, respectively. For each of the years ended December 31, 2016, 2015 and 2014, NFG paid the Company $2 million for the distribution and servicing of these funds.

NLAIC also participates in intercompany repurchase agreements with affiliates whereby the seller transfers securities to the buyer at a stated value. Upon demand or after a stated period, the seller repurchases the securities at the original sales price plus interest. As of December 31, 2016 and 2015, NLAIC had no outstanding borrowings from affiliated entities under such agreements. During 2016 and 2015, the most NLAIC had outstanding at any given time was $98 million and $109 million, respectively, and the amounts NLAIC incurred for interest expense on intercompany repurchase agreements during 2016, 2015 and 2014 were immaterial.

Amounts on deposit with NCMC for the benefit of the Company were $412 million and $230 million as of December 31, 2016 and 2015, respectively.

As of December 31, 2016 and 2015, net intercompany receivables due from affiliates were $63 million and $113 million, respectively.

During 2016 and 2015, NLAIC received $390 million and $220 million in cash capital contributions from NLIC, respectively.

During 2016, the Company transferred fixed maturity securities to NMIC with a carrying value of $22 million. The transfers were executed at fair value for cash and resulted in net realized gains of $1 million.

(12)	Contingencies

Legal and Regulatory Matters

The Company is subject to legal and regulatory proceedings in the ordinary course of its business. These include proceedings specific to the Company and proceedings generally applicable to business practices in the industries in which the Company operates. The outcomes of these proceedings cannot be predicted due to their complexity, scope and many uncertainties. Regulatory proceedings may also affect the outcome of one or more of the Company’s litigation matters. Furthermore, it is often not possible with any degree of certainty to determine the likely ultimate outcomes of the pending regulatory and legal proceedings or to provide reasonable ranges of potential losses. Some matters are in very preliminary stages, and the Company does not have sufficient information to make an assessment of the claims for liability or damages. In some of the legal proceedings which are seeking to be certified as class actions, the court has not yet decided whether a class will be certified or (in the event of certification) the size of the class and class period. In many of the legal proceedings, the plaintiffs are seeking undefined amounts of damages or other relief, including punitive damages and equitable remedies, which are difficult to quantify and cannot be defined based on the information currently available. The Company believes, however, that based on currently known information, the ultimate outcome of all pending legal and regulatory proceedings is not likely to have a material adverse effect on the Company’s consolidated financial position. Nonetheless, it is possible that such outcomes could materially affect the Company’s consolidated financial position or results of operations in a particular annual period given the large or indeterminate amounts sought in certain of these legal proceedings and the inherent unpredictability of litigation.

32

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARY

(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Notes to December 31, 2016, 2015 and 2014 Consolidated Financial Statements

The various businesses conducted by the Company are subject to oversight by numerous federal and state regulatory entities, including but not limited to the Securities and Exchange Commission, the Financial Industry Regulatory Authority, the Department of Labor (“DOL”), the IRS and state insurance authorities. Such regulatory entities may, in the normal course, be engaged in general or targeted inquiries, examinations and investigations of the Company and/or its affiliates. With respect to all such scrutiny directed at the Company or its affiliates, the Company is cooperating with regulators. The Company will cooperate with its ultimate parent company, NMIC insofar as any inquiry, examination or investigation encompasses NMIC’s operations. In addition, recent regulatory activity, including activity by the DOL, may impact the Company’s business and operations, and certain estimates and assumptions used by the Company in determining the amounts presented in the financial statements and accompanying notes. Actual results could differ significantly from those estimates and assumptions

Indemnifications

In the normal course of business, the Company provides standard indemnifications to contractual counterparties. The types of indemnifications typically provided include breaches of representations and warranties, taxes and certain other liabilities, such as third party lawsuits. The indemnification clauses are often standard contractual terms and are entered into in the normal course of business based on an assessment that the risk of loss would be remote. The terms of the indemnifications vary in duration and nature. In many cases, the maximum obligation is not explicitly stated, and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur. Consequently, the amount of the obligation under such indemnifications is not determinable. Historically, the Company has not made any material payments pursuant to these obligations.

(13)	Reinsurance

The following table summarizes the effects of reinsurance on life insurance in force and premiums for the years ended:

	December 31,
(in millions)	2016	2015	2014
Premiums
Direct	$181	$166	$153
Assumed from other companies	—	—	—
Ceded to other companies	(24)	(23)	(24)

Net	$157	$143	$129

Life insurance in force
Direct	$133,095	$117,708	$101,396
Assumed from other companies	1	1	1
Ceded to other companies	(28,822)	(26,172)	(23,737)

Net	$104,274	$91,537	$77,660

Amounts recoverable under reinsurance contracts totaled $203 million, $207 million and $217 million as of December 31, 2016, 2015 and 2014, respectively, and are included in other assets in the consolidated balance sheets.

The Company paid $9 million, $8 million and $8 million for the years ended December 31, 2016, 2015 and 2014, respectively, to Union Hamilton Reinsurance Ltd. (“UHRL”), a Wells Fargo captive reinsurer, for assets placed in a trust on behalf of Olentangy and URHL in accordance with the reinsurance agreement whereby the Company ceded certain universal life and term life insurance policies.

33

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARY

(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Schedule I Consolidated Summary of Investments – Other Than Investments in Related Parties

As of December 31, 2016 (in millions)

Column A	Column B	Column C	Column D
Type of investment	Cost	Fair value	Amount at which shown in the consolidated balance sheet
Fixed maturity securities, available-for-sale:
Bonds:
U.S government and agencies	$24	$28	$28
Obligations of states and political subdivisions	519	550	550
Public utilities	1,220	1,229	1,229
All other corporate, mortgage-backed and asset-backed securities	7,813	7,886	7,886

Total fixed maturity securities, available-for-sale	$9,576	$9,693	$9,693
Mortgage loans	2,341		2,332	[1]
Short-term investments	441		441
Policy loans	64		64
Other long-term investments	69		69

Total investments	$12,491		$12,599

1	Difference from Column B is attributable to valuation allowances due to impairments on mortgage loans (see Note 6 to the audited consolidated financial statements).

See accompanying notes to consolidated financial statements and report of independent registered public accounting firm.

34

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARY

(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Schedule IV Reinsurance

As of December 31, 2016, 2015 and 2014 and for each of the years then ended (in millions)

Column A	Column B	Column C	Column D	Column E	Column F
	Gross amount	Ceded to other companies	Assumed from other companies	Net amount	Percentage of amount assumed to net
2016
Life insurance in force	$133,095	$(28,822)	$1	$104,274	—
Life insurance premiums[1]	$181	$(24)	$—	$157	—
2015
Life insurance in force	$117,708	$(26,172)	$1	$91,537	—
Life insurance premiums[1]	$166	$(23)	$—	$143	—
2014
Life insurance in force	$101,396	$(23,737)	$1	$77,660	—
Life insurance premiums[1]	$153	$(24)	$—	$129	—

1	Primarily represents premiums from traditional life insurance and life-contingent immediate annuities and excludes deposits on investment and universal life insurance products.

See accompanying notes to consolidated financial statements and report of independent registered public accounting firm.

35

NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY AND SUBSIDIARY

(a wholly-owned subsidiary of Nationwide Life Insurance Company)

Schedule V Valuation and Qualifying Accounts

Years ended December 31, 2016, 2015 and 2014 (in millions)

Column A	Column B	Column C		Column D	Column E
Description	Balance at beginning of period	Charged to costs and expenses	Charged to other accounts	Deductions[1]	Balance at end of period
2016
Valuation allowances - mortgage loans	$5	$4	$—	$—	$9
2015
Valuation allowances - mortgage loans	$2	$3	$—	$—	$5
2014
Valuation allowances - mortgage loans	$2	$—	$—	$—	$2

1	Amounts generally represent payoffs, sales and recoveries.

See accompanying notes to consolidated financial statements and report of independent registered public accounting firm.

36

PART C. OTHER INFORMATION
Item 26. Exhibits
(a)	Resolution of the Depositor’s Board of Directors authorizing the establishment of the Registrant – Filed previously with registration statement (333-121878) on January 6, 2005, as document "item26a.txt," and hereby incorporated by reference.
(b)	Not Applicable.
(c)	Underwriting or Distribution contracts between the Depositor and Principal Underwriter – Filed previously with registration statement (333-117998) on August 6, 2004, as document "item26c.txt," and hereby incorporated by reference.
(d)	Contract – Filed previously with pre-effective amendment number 1 of registration statement (333-215169) on April 10, 2017.
(e)	Applications – Filed previously with pre-effective amendment number 1 of registration statement (333-215169) on April 10, 2017.
(f)	Depositor’s Certificate of Incorporation and By-Laws –
(1)	Amended Articles of Incorporation for Nationwide Life and Annuity Insurance Company. Filed previously with initial registration statement (333-164123) on January 4, 2010, as document "exhibitf1.htm" and hereby incorporated by reference.
(2)	Amended and Restated Code of Regulations of Nationwide Life and Annuity Insurance Company. Filed previously with initial registration statement (333-164123) on January 4, 2010, as document "exhibitf1.htm" and hereby incorporated by reference.
(3)	Articles of Merger of Nationwide Life and Annuity Company of America with and into Nationwide Life and Annuity Insurance Company, effective December 31, 2009. Filed previously with initial registration statement (333-164123) on January 4, 2010, as document "exhibitf1.htm" and hereby incorporated by reference.
(g)	Reinsurance Contracts –
(1)	Automatic YRT Reinsurance Agreement with SCOR Global Life U.S. Re Insurance Company of Texas, dated April 1, 2008, previously filed on April 13, 2011, with registration statement (333-156020), as Exhibit (g)(3) and hereby incorporated by reference.
(2)	Automatic and Facultative YRT Reinsurance Agreement with Munich American Reinsurance Company Atlanta, Georgia, dated January 19, 2005, attached hereto.
(3)	Automatic/Facultative YRT Reinsurance Agreement with RGA Reinsurance Company dated October 1, 2006, previously filed on April 12, 2011, with registration statement (333-149295), as Exhibit (g)(1) and hereby incorporated by reference.
(4)	Automatic and Facultative Yearly Renewable Term Reinsurance Agreement with General & Cologne Life Re of America dated October 21, 2003, previously filed on April 12, 2011, with registration statement (333-149295), as Exhibit (g)(3) and hereby incorporated by reference.
(h)	Form of Participation Agreements –
The following Fund Participation Agreement was previously filed on April 11, 2012 with Post-Effective Amendment No. 7 of registration statement (333-149213) under Exhibit 26(h), and is hereby incorporated by reference:
(1)	Fund Participation Agreement with DFA Investment Dimensions Group Inc.; Dimensional Fund Advisors LP; and DFA Securities LLC dated February 8, 2012 as document "dfafpa.htm".
The following Fund Participation Agreement was previously filed on April 18, 2008 with Post-Effective Amendment No. 20 of registration statement (333-62692) under Exhibit 26(h), and is hereby incorporated by reference:
(2)	Fund Participation Agreement with Rydex Variable Trust & Rydex Distributors, Inc. dated September 10, 2001, under document "rydexfundpartagreement.htm"

The following Fund Participation Agreements were previously filed on July 17, 2007 with pre-effective amendment number 1 of registration statement (333-140608) under Exhibit 26(h), and are hereby incorporated by reference.
(3)	Fund Participation Agreement with AIM Variable Insurance Funds, AIM Advisors, Inc., and AIM Distributors dated January 6, 2003, under document "aimfpa99h1.htm"
(4)	Fund Participation agreement with Federated Insurance Series and Federated Securities Corp., as amended dated April 1, 2006, under document "fedfpa99h4.htm"
(5)	Fund Participation Agreement with Fidelity Variable Insurance Products Fund dated May 1, 1988, as amended, including Fidelity Variable Insurance Products Fund IV and Fidelity Variable Insurance Products Fund V, under document "fidifpa99h5.htm"
(6)	Amended and Restated Fund Participation Agreement with Franklin Templeton Variable Insurance Products Trust and Franklin/Templeton Distributors, Inc. dated May 1, 2003; as amended, under document "frankfpa99h8.htm"
(7)	Fund Participation Agreement, Service and Institutional Shares, with Janus Aspen Series, dated December 31, 1999, under document "janusfpa99h9a.htm"
(8)	Fund Participation Agreement with Nationwide Variable Insurance Trust (formerly, Gartmore Variable Insurance Trust) dated May 2, 2005, as amended, under document "nwfpa99h12a.htm"
(9)	Fund Participation Agreement with Nationwide Variable Insurance Trust (formerly, Gartmore Variable Insurance Trust), American Funds Insurance Series, and Capital Research and Management Company dated May 1, 2007, as amended, under document "nwfpa99h12b.htm"
(10)	Fund Participation Agreement with Oppenheimer Variable Account Funds and Oppenheimer Funds, Inc. dated April 13, 2007, under document "oppenfpa99h14.htm"
(11)	Fund Participation Agreement with T. Rowe Price Equity Series, Inc., T. Rowe Price International Series, Inc., T. Rowe Price Fixed Income Series, Inc., and T. Rowe Price Investment Services, Inc. dated October 1, 2002, as amended, under document "trowefpa99h15.htm"
The following Fund Participation Agreements were previously filed on September 27, 2007 with pre-effective amendment number 3 of registration statement (333-137202) under Exhibit 26(h), and are hereby incorporated by reference.
(12)	Fund Participation Agreement with American Funds Insurance Series and Capital Research and Management Company dated July 20, 2005, under document "americanfundsfpa.htm."
(13)	Fund Participation Agreement with BlackRock (formerly FAM Distribution, Inc. and FAM Variable Series Funds, Inc.) dated April 13, 2004, as amended, under document "blackrockfpa.htm"
(14)	Fund Participation Agreement with PIMCO Variable Insurance Trust and PIMCO Funds Distribution, LLC. dated March 28, 2002, as amended, under document "pimcofpa.htm"
(15)	Fund Participation Agreement with Putnam Variable Trust and Putnam Retail Management, L.P. dated February 1, 2002, as document "putnamfpa.htm."
(16)	Fund Participation Agreement with Van Eck Investment Trust, Van Eck Associates Corporation, and Van Eck Securities Corporation dated September 1, 1989, as amended, under document "vaneckfpa.htm"
(17)	Fund Participation Agreement with Waddell & Reed Services Company, Waddell & Reed, Inc., and W&R Target Funds, Inc. dated December 1, 2000, as amended, as document "waddellreedfpa.htm"
(18)	Fund Participation Agreement with DWS Variable Series I and DWS Variable Series II (formerly Scudder Variable Series I, Scudder Variable Series II), Deutsche Investment Management Americas, Inc. and DWS Investments Distributors, Inc. (formerly DWS Scudder Distributors, Inc.) dated July 1, 2004, as document "dwsfpa.htm."
(19)	Fund Participation Agreement with Lord Abbett Series Fund, Inc. and Lord Abbett Distributor LLC, dated December 31, 2002, as amended, as document "lordabbettfpa.htm."

The following Fund Participation Agreement was previously filed on April 16, 2015, with Post-Effective Amendment No. 15 to the registration statement associated with 1933 Act File No. 333-149213 under Exhibit 24(b), and is hereby incorporated by reference.
(20)	Fund Participation Agreement among MFS Variable Insurance Trust, MFS Variable Insurance Trust II, Nationwide Financial Services, Inc., and MFS Fund Distributors, Inc., dated May 2, 2011, as document "mfsfpa.htm."
For information regarding payments Nationwide receives from underlying mutual funds, please see the "Information on Underlying Mutual Fund Service Fee Payments" section of the prospectus and/or the underlying mutual fund prospectuses.
(i)	Form of Administrative Contracts –
The following Administrative Agreement was previously filed on April 11, 2012 with Post-Effective Amendment No. 7 of registration statement (333-149213) under Exhibit 26(h), and is hereby incorporated by reference:
(1)	Fund Participation Agreement with DFA Investment Dimensions Group Inc.; Dimensional Fund Advisors LP; and DFA Securities LLC dated February 8, 2012 as document "dfafpa.htm".
The following Administrative Agreement was previously filed on April 18, 2008 with Post-Effective Amendment No. 20 of registration statement (333-62692) under Exhibit 26(i), and is hereby incorporated by reference:
(2)	Fund Participation Agreement with Rydex Variable Trust & Rydex Distributors, Inc. dated September 10, 2001, as document "rydexfundpartagreement.htm."
The following Administrative Agreements were previously filed on July 17, 2007 with pre-effective amendment number 1 of registration statement (333-140608) under Exhibit (i), and are hereby incorporated by reference:
(3)
(a)	Administrative Services Agreement with AIM Advisors, Inc. dated July 1, 2005, as amended, as document "aimasa99i1a.htm".
(b)	Financial Support Agreement with AIM Variable Insurance Funds dated July 1, 2005, as document "aimasa99i1b.htm".
(4)	Dealer Agreement with Federated Securities Corp. dated 10/26/2006 as document "fedasa99i4a.htm" and Fund Participation Agreement with Federated Insurance Series and Federated Securities Corp., as amended, dated April 1, 2006 as document "fidiiiasa99i5a.htm ".
(5)
(a)	Administrative Service Agreement with Fidelity Investments Institutional Operations Company, Inc. dated April 1, 2002, as amended, as document "fidiiiasa99i5a.htm".
(b)	Service Contract, with Fidelity Distributors Corporation dated April 1, 2002, as amended, as document "fidiiiasa99i5b.htm".
(6)	Administrative Services Agreement with Franklin Templeton Services, LLC dated May 1, 2003, as amended, as document "frankasa99i6.htm".
(7)	Distribution and Shareholder Services Agreement with Janus Distributors, Inc. dated December 31, 1999, as document "janusasa99i7.htm".
(8)	Fund Participation Agreement with Nationwide Variable Insurance Trust (formerly, Gartmore Variable Insurance Trust) dated May 2, 2005, as amended. See Exhibit B and Exhibit E for information related to administrative services, as document "nwasa99i10.htm".
(9)	Fund Participation Agreement with Nationwide Variable Insurance Trust (formerly, Gartmore Variable Insurance Trust), American Funds Insurance Series, and Capital Research and Management Company dated May 1, 2007, as amended, under document "nwfpa99h12b.htm"
(10)	Revenue Sharing Agreement with Oppenheimer Variable Account Funds dated April 17, 2006, as document "oppenasa99i12.htm".
(11)	Administrative Services Letter Agreement with T. Rowe Price Associates, Inc. and T. Rowe Price International, Inc. dated October 1, 2002, as amended, as document "troweasa99i13.htm".

The following Administrative Agreements were previously filed on September 27, 2007 with pre-effective amendment number 3 of registration statement (333-137202) under Exhibit (i), and are hereby incorporated by reference.
(12)	Business Agreement with American Funds Distributors, Inc. and Capital Research and Management Company. dated July 20, 2005, as document "americanfundsasa.htm."
(13)	Administrative Services Agreement with BlackRock (formerly FAM Distributors, Inc., and Merrill Lynch Variable Series Funds, Inc.) dated April 13, 2004, as amended, as document "blackrockasa.htm".
(14)	Administrative Services Agreement with PIMCO Variable Insurance Trust dated March 28, 2002, as amended, as document "pimcoasab.htm".
(15)	Administrative Services Agreement with Putnam Retail Management Limited Partnership, as amended. dated August 1, 2006, as document "putnamasa.htm."
(16)	Administrative Services Agreement with Van Eck Securities Corporation dated November 3, 1997, as amended, as document "vaneckasa.htm".
(17)	Administrative Services Agreement with Waddell & Reed, Inc. dated December 1, 2000, as amended, as document, "waddellreedasa.htm".
(18)	Fund Participation Agreement with DWS Variable Series I and DWS Variable Series II (formerly Scudder Variable Series I, Scudder Variable Series II), Deutsche Investment Management Americas, Inc. and DWS Investments Distributors, Inc. (formerly DWS Scudder Distributors, Inc.) dated July 1, 2004, as document "dwsfpa.htm."
(19)	Fund Participation Agreement with Lord Abbett Series Fund, Inc. and Lord Abbett Distributor LLC, dated December 31, 2002, as amended, as document "lordabbettfpa.htm."
The following Administrative Service Agreement was previously filed on April 16, 2015 with post-effective amendment number 15 of registration statement (333-149213) under Exhibit (26)(i), and is hereby incorporated by reference.
(20)	Letter Agreement between MFS Fund Distributors, Inc. ("MFD") and Nationwide Financial Services, Inc., dated January 30, 2012, as document "mfsasa.htm."
(j)	Not Applicable.
(k)	Opinion of Counsel – Filed previously with registration statement (333-215169) on December 19, 2016.
(l)	Not Applicable.
(m)	Not Applicable.
(n)	Consent of Independent Registered Public Accounting Firm – Attached hereto.
(p)	Not Applicable.
(q)	Redeemability Exemption– Filed previously with registration statement (333-31725) on December 21, 2009 under document "exhibit_26q.htm" and hereby incorporated by reference.
(99)	Power of Attorney – Attached hereto.

Item 27. Directors and Officers of the Depositor
The business address of the Directors and Officers of the Depositor is:
One Nationwide Plaza, Columbus, Ohio 43215
President and Chief Operating Officer and Director	Kirt A. Walker
Executive Vice President-Chief Information Officer	Michael C. Keller
Executive Vice President-Chief Human Resources Officer	Gale V. King
Executive Vice President	Mark A. Pizzi
Executive Vice President and Director	Mark R. Thresher
Senior Vice President	Harry H. Hallowell
Senior Vice President	Sandra L. Rich
Senior Vice President and Treasurer	David LaPaul
Senior Vice President-Chief Financial Officer and Director	Timothy G. Frommeyer
Senior Vice President-Chief Information Officer, NF Systems	Michael A. Richardson
Senior Vice President-Head of Taxation	Pamela A. Biesecker
Senior Vice President-Individual Products & Solutions and Director	Eric S. Henderson
Senior Vice President-Integrated Relationship Strategies	Rondal L. Ransom
Senior Vice President-Investment Management Group	Michael S. Spangler
Senior Vice President-Marketing Services	Tiffanie Hiibner
Senior Vice President-Nationwide Financial	Steven C. Power
Senior Vice President-Nationwide Financial Network	Peter A. Golato
Senior Vice President-NF Distribution and Sales	Tina S. Ambrozy
Senior Vice President-NF Legal	Rae Ann Dankovic
Senior Vice President-NF Marketing	Jennifer B. MacKenzie
Senior Vice President-NI Enterprise Brand Marketing	Michael A. Boyd
Senior Vice President-Digital Marketing	Ann S. Bair
Senior Vice President-NW Retirement Plans and Director	John L. Carter
Senior Vice President-President, Nationwide Growth Solutions	Terri L. Hill
Director	Stephen S. Rasmussen
Item 28. Persons Controlled by or Under Common Control with the Depositor or Registrant.
Following is a list of entities directly or indirectly controlled by or under common control with the depositor or registrant. Ownership is indicated through indentation. Unless otherwise indicated, each subsidiary is either wholly-owned or majority-owned by the parent company immediately preceding it. (For example, Nationwide Fund Distributors, LLC is either wholly-owned or majority owned by NFS Distributors, Inc.) Separate accounts that have been established pursuant to board resolution but are not, and have never been, active are omitted.
Company	Jurisdiction of Domicile	Brief Description of Business
Nationwide Financial Services, Inc.	Delaware	The company acts primarily as a holding company for companies within the Nationwide organization that offer or distribute life insurance, long-term savings and retirement products.
NFS Distributors, Inc.	Delaware	The company acts primarily as a holding company for Nationwide Financial Services, Inc. companies.
Nationwide Financial General Agency, Inc.	Pennsylvania	The company is a multi-state licensed insurance agency.
Nationwide Fund Distributors, LLC	Delaware	The company is a limited purpose broker-dealer.
Nationwide Fund Management, LLC	Delaware	The company provides administration, transfer and dividend disbursing agent services to various mutual fund entities.
Nationwide Retirement Solutions, Inc.	Delaware	The company markets and administers deferred compensation plans for public employees.
Nationwide Securities, LLC	Delaware	The company is a registered broker-dealer.
Nationwide Bank	Federal	This is a federally savings bank chartered by the Office of Thrift Supervision in the United States Department of Treasury to exercise deposit, lending, agency, custody and fiduciary powers and to engage in activities permissible for federal savings banks under the Home Owners’ Loan Act of 1933.

Company	Jurisdiction of Domicile	Brief Description of Business
Nationwide Financial Services Capital Trust	Delaware	The trust’s sole purpose is to issue and sell certain securities representing individual beneficial interests in the assets of the trust
Nationwide Life Insurance Company[2]	Ohio	A stock corporation. The corporation provides individual life insurance, group and health insurance, fixed and variable annuity products and other life insurance products.
Jefferson National Financial Corporation	Delaware	A stock corporation. The corporation is the holding company of Jefferson National Life Insurance Company, Jefferson National Life Insurance Company of New York, Jefferson National Securities Corporation, and JNF Advisors, Inc., offering annuity products and services.
Jefferson National Life Insurance Company	Texas	The company provides life, health and annuity products.
Jefferson National Life Insurance Company of New York	New York	The company provides variable annuity products.
Jefferson National Securities Corporation	Delaware	The company is a limited purpose broker-dealer and distributor of variable annuities for Jefferson National Life Insurance Company and Jefferson National Life Insurance Company of New York.
JNF Advisors, Inc.	Delaware	The company is an investment advisory firm but currently manages no assets.
MFS Variable Account[2,3]	Ohio	A separate account issuing variable annuity contracts.
Nationwide Multi-Flex Variable Account[2,3]	Ohio	A separate account issuing variable annuity contracts.
Nationwide Variable Account[2,3]	Ohio	A separate account issuing variable annuity contracts.
Nationwide Variable Account-II2,3	Ohio	A separate account issuing variable annuity contracts.
Nationwide Variable Account-3[2,3]	Ohio	A separate account issuing variable annuity contracts.
Nationwide Variable Account-4[2,3]	Ohio	A separate account issuing variable annuity contracts.
Nationwide Variable Account-5[2,3]	Ohio	A separate account issuing variable annuity contracts.
Nationwide Variable Account-6[2,3]	Ohio	A separate account issuing variable annuity contracts.
Nationwide Variable Account-7[2,3]	Ohio	A separate account issuing variable annuity contracts.
Nationwide Variable Account-8[2,3]	Ohio	A separate account issuing variable annuity contracts.
Nationwide Variable Account-9[2,3]	Ohio	A separate account issuing variable annuity contracts.
Nationwide Variable Account-10[2,3]	Ohio	A separate account issuing variable annuity contracts.
Nationwide Variable Account-11[2,3]	Ohio	A separate account issuing variable annuity contracts.
Nationwide Variable Account-12[2,3]	Ohio	A separate account issuing variable annuity contracts.
Nationwide Variable Account-13[2,3]	Ohio	A separate account issuing variable annuity contracts.
Nationwide Variable Account-14[2,3]	Ohio	A separate account issuing variable annuity contracts.
Nationwide Provident VA Separate Account 1[2,3]	Pennsylvania	A separate account issuing variable annuity contracts.
Nationwide VLI Separate Account[2,3]	Ohio	A separate account issuing variable life insurance policies.
Nationwide VLI Separate Account-2[2,3]	Ohio	A separate account issuing variable life insurance policies.
Nationwide VLI Separate Account-3[2,3]	Ohio	A separate account issuing variable life insurance policies.
Nationwide VLI Separate Account-4[2,3]	Ohio	A separate account issuing variable life insurance policies.
Nationwide VLI Separate Account-5[2,3]	Ohio	A separate account issuing variable life insurance policies.
Nationwide VLI Separate Account-6[2,3]	Ohio	A separate account issuing variable life insurance policies.
Nationwide VLI Separate Account-7[2,3]	Ohio	A separate account issuing variable life insurance policies.
Nationwide Provident VLI Separate Account 1[2,3]	Pennsylvania	A separate account issuing variable life insurance policies.

Company	Jurisdiction of Domicile	Brief Description of Business
Nationwide Investment Services Corporation[3]	Oklahoma	This is a limited purpose broker-dealer and distributor of variable annuities and variable life products for Nationwide Life Insurance Company and Nationwide Life and Annuity Insurance Company. The company also provides educational services to retirement plan sponsors and its participants.
Nationwide Financial Assignment Company[3]	Ohio	The company is an administrator of structured settlements.
Nationwide Investment Advisors, LLC[3]	Ohio	The company provides investment advisory services.
Eagle Captive Reinsurance, LLC[3]	Ohio	The company is engaged in the business of insurance
Nationwide Life and Annuity Insurance Company[2,3]	Ohio	The company engages in underwriting life insurance and granting, purchasing and disposing of annuities.
Nationwide VA Separate Account-A2,3	Ohio	A separate account issuing variable annuity contracts.
Nationwide VA Separate Account-B2,3	Ohio	A separate account issuing variable annuity contracts.
Nationwide VA Separate Account-C2,3	Ohio	A separate account issuing variable annuity contracts.
Nationwide VA Separate Account-D2,3	Ohio	A separate account issuing variable annuity contracts.
Nationwide Provident VA Separate Account A2,3	Delaware	A separate account issuing variable annuity contracts.
Nationwide VL Separate Account-A2,3	Ohio	A separate account issuing variable life insurance policies.
Nationwide VL Separate Account-B2,3	Ohio	A separate account issuing variable life insurance policies.
Nationwide VL Separate Account-C2,3	Ohio	A separate account issuing variable life insurance policies.
Nationwide VL Separate Account-D2,3	Ohio	A separate account issuing variable life insurance policies.
Nationwide VL Separate Account-G2,3	Ohio	A separate account issuing variable life insurance policies.
Nationwide Provident VLI Separate Account A2,3	Delaware	A separate account issuing variable life insurance policies.
Olentangy Reinsurance, LLC[3]	Vermont	The company is a captive life reinsurance company.
Registered Investment Advisors Services, Inc.[3]	Texas	The company is a technology company that facilitates third-party money management services for registered investment advisors
Nationwide Fund Advisors[3,4]	Delaware	The trust acts as a registered investment advisor.
[1]	This subsidiary/entity is controlled by its immediate parent through contractual association.
[2]	This subsidiary/entity files separate financial statements.
[3]	Information for this subsidiary/entity is included in the consolidated financial statements of its immediate parent.
[4]	This subsidiary/entity is a business trust.
Item 29. Indemnification
Provision is made in Nationwide’s Amended and Restated Code of Regulations and expressly authorized by the General Corporation Law of the State of Ohio, for indemnification by Nationwide of any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that such person is or was a director, officer or employee of Nationwide, against expenses, including attorneys fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, to the extent and under the circumstances permitted by the General Corporation Law of the State of Ohio.
Insofar as indemnification for liabilities arising under the Securities Act of 1933 ("Act") may be permitted to directors, officers or persons controlling Nationwide pursuant to the foregoing provisions, Nationwide has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
Item 30. Principal Underwriter
Nationwide Investment Services Corporation ("NISC")
(a)	NISC serves as principal underwriter and general distributor for the following separate investment accounts of Nationwide or its affiliates:

MFS Variable Account	Nationwide VA Separate Account-C
Multi-Flex Variable Account	Nationwide VA Separate Account-D
Nationwide Variable Account	Nationwide VLI Separate Account
Nationwide Variable Account-II	Nationwide VLI Separate Account-2
Nationwide Variable Account-3	Nationwide VLI Separate Account-3
Nationwide Variable Account-4	Nationwide VLI Separate Account-4
Nationwide Variable Account-5	Nationwide VLI Separate Account-5
Nationwide Variable Account-6	Nationwide VLI Separate Account-6
Nationwide Variable Account-7	Nationwide VLI Separate Account-7
Nationwide Variable Account-8	Nationwide VL Separate Account-A
Nationwide Variable Account-9	Nationwide VL Separate Account-C
Nationwide Variable Account-10	Nationwide VL Separate Account-D
Nationwide Variable Account-11	Nationwide VL Separate Account-G
Nationwide Variable Account-12	Nationwide Provident VA Separate Account 1
Nationwide Variable Account-13	Nationwide Provident VA Separate Account A
Nationwide Variable Account-14	Nationwide Provident VLI Separate Account 1
Nationwide VA Separate Account-A	Nationwide Provident VLI Separate Account A
Nationwide VA Separate Account-B
(b)	Directors and Officers of NISC:

President	Robert O. Cline
Vice President-Chief Compliance Officer	James J. Rabenstine
Vice President-Tax	Daniel P. Eppley
Vice President-Property Management & Accounting and Financial Operations	Peter J. Rothermel
Associate Vice President-Nationwide Financial Services Distribution Compliance	Valerie Hamilton
Associate Vice President and Secretary	Kathy R. Richards
Associate Vice President and Treasurer	Christopher Igodan, Jr.
Associate Vice President and Assistant Treasurer	J. Morgan Elliott
Associate Vice President and Assistant Treasurer	John A. Reese
Associate Vice President and Assistant Treasurer	Sarah E. Zureich
Assistant Secretary	Keith W. Hinze
Director	John L. Carter
Director	Eric S. Henderson
Director	Tina Ambrozy
The business address of the Directors and Officers of NISC is:
One Nationwide Plaza, Columbus, Ohio 43215.
(c)
Name of Principal Underwriter	Net Underwriting Discounts and Commissions	Compensation on Redemption or Annuitization	Brokerage Commissions	Compensation
Nationwide Investment Services Corporation	N/A	N/A	N/A	N/A
Item 31. Location of Accounts and Records
Timothy G. Frommeyer
Nationwide Life Insurance Company
One Nationwide Plaza
Columbus, OH 43215

Item 32. Management Services
Not Applicable
Item 33. Fee Representation
Nationwide Life and Annuity Insurance Company represents that the fees and charges deducted under the contract in the aggregate are reasonable in relation to the services rendered, the expenses expected to be incurred and risks assumed by Nationwide Life and Annuity Insurance Company.

SIGNATURES
As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it has caused this Registration Statement to be signed by the undersigned, duly authorized, in the City of Columbus, and State of Ohio, on May 8, 2017.
Nationwide VL Separate Account-G
(Registrant)
Nationwide Life and Annuity Insurance Company
(Depositor)
By: /s/ STEPHEN M JACKSON
Stephen M. Jackson Attorney-in-Fact
As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated, on May 8, 2017.
KIRT A. WALKER
Kirt A. Walker, President and Chief Operating Officer, and Director
MARK R. THRESHER
Mark R. Thresher, Executive Vice President and Director
TIMOTHY G. FROMMEYER
Timothy G. Frommeyer, Senior Vice President-Chief Financial Officer and Director
ERIC S. HENDERSON
Eric S. Henderson, Senior Vice President - Individual Products & Solutions and Director
JOHN L. CARTER
John L. Carter, Senior Vice President – Nationwide Retirement Plans and Director
STEPHEN S. RASMUSSEN
Stephen S. Rasmussen, Director
By /s/ STEPHEN M JACKSON
Stephen M. Jackson Attorney-in-Fact